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As filed with the Securities and Exchange Commission on August 26, 2005

Registration Number 333-126562

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

IGN Entertainment, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7374 (Primary Standard Industrial Classification Code Number)	94-3316902 (I.R.S. Employer Identification Number)

IGN Entertainment, Inc.
8000 Marina Boulevard, Fourth Floor
Brisbane, California 94005
(415) 508-2000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Mark A. Jung
President and Chief Executive Officer
IGN Entertainment, Inc.
8000 Marina Boulevard, Fourth Floor
Brisbane, California 94005
(415) 508-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gordon K. Davidson, Esq.
Laird H. Simons III, Esq.
Robert B. Dellenbach, Esq.
William L. Hughes, Esq.
Michael J. Hopp, Esq.
FENWICK & WEST LLP
275 Battery Street, 16th Floor
San Francisco, California 94111
(415) 875-2300	Jeffrey D. Saper, Esq. Matthew W. Sonsini, Esq. Paul B. Shinn, Esq. WILSON SONSINI GOODRICH & ROSATI Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated August 26, 2005

             Shares

Common Stock

        This is the initial public offering of IGN Entertainment, Inc. We are offering             shares of our common stock. We anticipate that the initial public offering price will be between $             and $             per share. We have applied to list our common stock on the Nasdaq National Market under the symbol "IGNT."

        Investing in our common stock involves risk. See "Risk Factors" beginning on page 11.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to IGN Entertainment, Inc.	$	$

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        We have granted the underwriters the right to purchase up to             additional shares of common stock at the same price to cover over-allotments.

Joint Book-Running Managers

Deutsche Bank Securities	Lehman Brothers

UBS Investment Bank	Jefferies Broadview

                           , 2005

PROSPECTUS SUMMARY

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where these offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

        This summary only highlights selected information contained in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including "Risk Factors" and the consolidated financial statements, before making an investment decision.

Our Business

        We are a leading community-based Internet media and services company for video gaming and other forms of digital entertainment. We own and operate a network of branded web sites that provide content and services to consumers, advertisers, and publishers and developers of video games and other forms of digital entertainment. Our major video game-related web sites include IGN.com, GameSpy, TeamXbox, FilePlanet, 3D Gamers, Direct2Drive, GameStats.com and a number of web sites within our Vault and Planet networks. We also own and operate two entertainment web sites focused on movie-related content, IGN FilmForce and Rotten Tomatoes, and a male lifestyle web site, AskMen.com.

        Our video game-related web sites attract one of the largest concentrated audiences of young males on the Internet. In the three-month period ended June 30, 2005, our network of video game-related web sites attracted an average of 18.4 million unique visitors each month and our movie-related and male lifestyle web sites attracted an average of 8.5 million additional unique monthly visitors. Our network of video game-related web sites had one of the highest audience compositions of unique male visitors aged 18 to 24 and 18 to 34 of all Internet networks according to the Fall 2004, Winter 2005, Spring 2005 and Summer 2005 releases of Nielsen//NetRatings' @Plan reports.

        The combination of the size, composition and activity level of our audience is a core asset of our business. Our community of users is attractive to advertisers of video games and entertainment and other consumer products and services, as young males tend to be heavy consumers of entertainment and a wide variety of consumer products and services. Our network of web sites provides a channel for advertisers and content providers to target, digitally distribute content to and sell to this demographic segment, whose consumption of media, according to multiple published research reports, is shifting away from television and print to the Internet and video games. To date, advertising sales have represented a substantial majority of our total revenue. Our largest advertising customers, based on advertising revenue for the twelve-month period ended June 30, 2005, are Activision, Blockbuster, Electronic Arts, Fox, Lucas Arts, Microsoft, Office of National Drug Control Policy, Sony, THQ and Ubisoft. We also provide paid premium content and service subscriptions to over 250,000 of our active users. We further serve our audience through our online retail store, Direct2Drive, through which we digitally distribute, sometimes exclusively, a growing array of PC video games.

        Our business model allows video game publishers and developers, our users and our editorial staff to create and share content in order to enhance the video game evaluation and game play experience. Content provided by video game publishers and our editorial staff includes video game previews, reviews, trailers, screenshots, demos, file downloads, beta trial and full digital versions of video games, news, cheat codes and strategy guides.

        We also help video game publishers and developers to enhance the value of a video game title throughout its lifecycle, offering promotional and marketing services and market data regarding anonymous consumer behavior and preferences. We have established cooperative relationships with many leading video game publishers and developers through which we gain access to their content for our web sites. In addition, we offer technology and services to these publishers and developers that enable multiplayer online video game play, in-game advertising and content management, and enhanced product development and promotion, which allows us to begin collaboration with them early in the development process. For example, our software is integrated into approximately 150 PC and Sony PlayStation 2 multiplayer online video game titles released during the past two years.

Our Industry

        The Internet is a global medium for communication, content and commerce that enables a level of interactivity and user targeting that is generally unavailable through traditional media. We believe that media consumption is shifting away from traditional channels to the Internet and video games, as the proliferation of high-speed, broadband Internet access is driving demand for data-intensive, rich media content such as video games, filmed entertainment and music. We believe that this trend is especially true for young males, who account for a disproportionately large share of Internet usage and online entertainment consumption. The continuing migration of these audiences online at the expense of traditional media has contributed to a shift in advertising spending to the Internet.

        The Internet is having an impact on the video game industry, a large and fast-growing segment of the media and entertainment sector. We believe that video game publishers and developers are increasingly using the Internet as a way to reach a broad universe of video game enthusiasts, to digitally distribute authorized content and to enhance their products. Video game enthusiasts are using the Internet as a means of finding and sharing information about video game content among a large group of individuals with similar interests, purchasing and downloading video games and playing against others from remote locations.

Our Advantages

        We own and operate a network of branded web sites. Our network reaches a large, concentrated audience of young males and serves as a platform and publisher-independent source for a broad range of content and services for consumers, developers, publishers and advertisers of video games and other digital entertainment content and services. Our key advantages include:

  •
  Large, Concentrated Audience of Young Males.    The size and concentration of our audience represents a significant competitive advantage because it would be difficult for others to develop an active community with such a large, concentrated audience of 18 to 34 year-old males.

  •
  Active User Community.    Our active user community helps us generate relevant content in a cost-efficient manner, creates opportunities for us to sell premium content and service offerings to users, and enhances our positioning as a platform and publisher-independent source for digital entertainment, content and services.

  •
  Comprehensive Collection of Video Game Content.    We believe that we create and aggregate one of the broadest and deepest collections of high-quality, timely and publisher-independent content for video game enthusiasts, which helps us attract and retain users on our network of web sites.

  •
  Service Offerings for Advertisers and Video Game Publishers and Developers.    Our services for advertisers and video game publishers and developers help them gain insights into the interests, preferences and behavioral patterns of young males and other video game enthusiasts. In addition, through our online digital retail store, we offer video game publishers a cost-effective digital distribution platform to sell both their new and catalog PC video games.

  •
  Strength in Online Video Game Content Distribution.    We have a long history of distributing a wide variety of authorized video games and other digital content over the Internet to our users. We believe that the trusted relationship we have developed with our users by providing these services is a significant competitive advantage as digital entertainment distribution and consumption continues to shift online.

  •
  Ability to Enhance the Lifetime Value of a Video Game Title.    We believe our ability to serve consumers and publishers throughout the lifecycle of a video game title is unique in the industry. We offer publishers and developers multiple opportunities to create additional value through public relations, marketing and promotional services, in-game advertising and content management, and market research and insights into consumer behavior and preferences on an anonymous basis.

Our Strategy

        Our goal is to become the leading Internet media and services company for video gaming and other forms of digital entertainment. Key elements of our strategy include:

  •
  expanding our community of video game enthusiasts;

  •
  expanding and enhancing our video game-related products and services;

  •
  strengthening and expanding our relationships with advertisers;

  •
  leveraging our leadership in video games to pursue other digital entertainment categories;

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  pursuing strategic acquisitions and relationships within complementary categories; and

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  distributing our content through alternative channels.

Risks

        We face many risks, including those related to:

  •
  our short operating history and limited experience with some aspects of our business, which might make it difficult for you to evaluate our future prospects and the merits of investing in our common stock;

  •
  the fact that we have experienced substantial losses every year since our inception, including a net loss attributable to holders of common stock of $18.9 million in 2004;

  •
  our auditors having identified several material weaknesses in our financial controls that might cause us to fail to report our financial results accurately and in a timely manner or to fail to prevent fraud;

  •
  the substantial majority of our total revenue being derived from paid advertisements on our web sites and a small number of advertising customers representing a significant percentage of that revenue;

  •
  our future success depending upon our ability to maintain and expand our audience as well as the number in our audience who themselves generate substantial content that is attractive to other audience members; and

  •
  the market for Internet advertising, content and services being intensely competitive and rapidly evolving.

Our History and Corporate Information

        From our inception in January 1997 through January 5, 1999, we operated as a division of Imagine Media, Inc., a California corporation. We were incorporated in Delaware as an independent company on January 6, 1999 as Affiliation, Inc. and changed our name to Affiliation Networks, Inc. in February 1999. We then changed our name to Snowball.com, Inc. in September 1999. Leading up to and after an initial public offering in March 2000, we operated our IGN.com network and several other online networks, each of which targeted different user demographics. During 2001, we began to focus on our IGN.com network, and by early 2002 we had sold or ceased operating our other networks. In May 2002, we changed our name to IGN Entertainment, Inc. to reflect this change in focus. In August 2003, we were acquired in a going-private transaction by an investor group led by Great Hill Partners, LLC and members of our board of directors and management team. As a result of the going-private transaction, our public company reporting obligations ceased and our common stock was no longer traded on the Nasdaq SmallCap Market effective August 28, 2003.

        In March 2004, we acquired GameSpy Industries, Inc., an online entertainment and technology company serving video game enthusiasts and video game developers. In July 2004, we acquired Rotten Tomatoes, a destination site for movie and DVD enthusiasts. In May 2005, we acquired AskMen.com Canada Solutions Inc., a male lifestyle web site.

        As a result of our restructurings and recent acquisitions, we have a short operating history under a relatively new and unproven business model, which might make it difficult for you to evaluate our future prospects and which increases the risk of your investment. In addition, we have experienced losses every year, including a net loss attributable to holders of common stock of $18.9 million in 2004 and $7.5 million for the six months ended June 30, 2005. As of June 30, 2005, we had an accumulated deficit of $27.4 million.

        Our principal executive offices are located at 8000 Marina Boulevard, Fourth Floor, Brisbane, California 94005, and our telephone number is (415) 508-2000. Our corporate web site is "corp.ign.com." The information on our various web sites is not part of this prospectus.

The Offering

Common stock offered by IGN Entertainment	shares
Common stock to be outstanding after this offering	shares
Use of proceeds
We expect to receive net proceeds from this offering of approximately $ million. We intend to use an aggregate of approximately $119.5 million of the proceeds to redeem all of our outstanding senior secured notes and senior subordinated notes, and all outstanding shares of our Series A and Series B redeemable preferred stock. We will use the balance of the proceeds from this offering for working capital and general corporate purposes. See below and "Use of Proceeds."
Proposed Nasdaq National Market symbol	IGNT

        When considering whether to invest in our common stock, you should be aware that some of our directors and executive officers will receive a substantial portion of the offering proceeds because they are holders of Series A redeemable preferred stock that will be redeemed in connection with this offering. In particular, assuming we complete this offering on September 30, 2005, we expect to redeem these securities by paying the following amounts: $21.8 million to entities affiliated with an investment firm, Great Hill Partners, LLC, with which Christopher A. Gaffney and Michael A. Kumin, members of our board of directors, are affiliated; $12.9 million to an entity, Liberty Mutual Insurance Company, which employs Jeffery F. Moy, a member of our board of directors; $8.6 million to Christopher Anderson, a member of our board of directors; $1.3 million to Mark A. Jung, our President and Chief Executive Officer and a director; and $400,000 to Kenneth H. Keller, our Executive Vice President, Engineering, and Chief Technology Officer. See "Certain Relationships and Related Transactions." The receipt of proceeds of the offering may have influenced the decisions of these directors and executive officers to proceed with the offering and, accordingly, their interests may conflict with ours and yours. The board of directors was aware of this potential conflict of interest when it decided to proceed with this offering.

        The number of shares of common stock to be outstanding after this offering is based on 21,950,028 shares of common stock, which includes 20,824,068 shares outstanding as of June 30, 2005 and 1,125,960 shares to be issued in connection with the redemption of all outstanding shares of our Series B redeemable preferred stock concurrently with the closing of this offering, and does not include:

  •
  4,614,500 shares of common stock issuable upon exercise of stock options outstanding under our amended and restated 2003 stock option and grant plan as of June 30, 2005 at a weighted average exercise price of $4.58;

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  904,690 shares of common stock reserved and available for future issuance under our amended and restated 2003 stock option and grant plan as of June 30, 2005; and

  •
  shares of common stock reserved and available for future issuance under our 2005 equity incentive plan that was approved by our board of directors on                            , 2005.

        Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriters' over-allotment option and has been adjusted to reflect:

  •
  the redemption of all outstanding senior secured notes and senior subordinated notes concurrently with the closing of this offering, in accordance with their respective terms;

  •
  the redemption for cash of all outstanding shares of our Series A redeemable preferred stock concurrently with the closing of this offering;

  •
  the redemption of all outstanding shares of our Series B redeemable preferred stock concurrently with the closing of this offering for cash and the issuance of 1,125,960 shares of our common stock, which is expected to be approved by the Series A preferred holders, as required by their terms; and

  •
  the filing of our amended and restated certificate of incorporation concurrently with the closing of this offering, which, among other things, will increase the number of authorized shares of our common stock and decrease the number of authorized shares of our preferred stock.

In addition, all stock prices and amounts contained in this prospectus reflect retrospectively the 20-for-1 forward stock split of our common stock in April 2004.

        In this prospectus, unless the context requires otherwise, "IGN," "IGN Entertainment," "we," "us," "our" and "our company" refer to IGN Entertainment, Inc., a Delaware corporation, and its subsidiaries and respective predecessor entities for the applicable periods, considered as a single enterprise. Fileplanet®, IGN.com®, GameSpy® and Rotten Tomatoes® are registered trademarks of IGN Entertainment, Inc., and IGN, GamerMetrics, D2D, Direct2Drive, TeamXbox, GameStats.com, 3D Gamers, AskMen.com, IGN FilmForce, the IGN logo, the GameSpy logo and the AskMen.com logo are trademarks of IGN Entertainment, Inc. This prospectus also contains trade names, trademarks and service marks of other companies.

Summary Consolidated Financial Data
(In thousands, except per share data)

        The following summary consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. In August 2003, we entered into a going-private transaction as a result of which our public reporting obligations ceased and our common stock was no longer traded on the Nasdaq SmallCap Market effective August 28, 2003. Our consolidated financial statements through August 31, 2003 are the financial statements of the public company prior to the going-private transaction and are identified elsewhere in this prospectus as those of the "Predecessor Company." Our consolidated financial statements as a private company after August 31, 2003 are identified elsewhere in this prospectus as those of the "Successor Company." For ease of presentation in the table below, we have combined the summary consolidated financial data of the Predecessor Company for the eight months ended August 31, 2003 and the summary consolidated financial data of the Successor Company for the four months ended December 31, 2003. Our combined results of operations for 2003 include restated financial statements for the four months ended December 31, 2003. The summary consolidated financial data set forth below are not necessarily indicative of future results of operations. Our combined results of operations for 2003 are presented for convenience of annual comparison and are not meant to be a presentation in accordance with accounting principles generally accepted in the United States.

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(Unaudited)
Consolidated Statement of Operations Data:
Revenue:
Advertising	$9,626	$15,572	$33,096	$11,194	$20,281
Subscriptions and service	1,646	1,969	9,853	2,898	8,419

Total revenue	11,272	17,541	42,949	14,092	28,700

Operating expenses:
Production, content and fulfillment (a)	6,147	6,485	13,016	5,966	7,646
Engineering and development (a)	1,470	1,650	5,998	2,573	3,482
Sales and marketing (a)	5,332	6,822	13,896	5,969	9,779
General and administrative (a)	4,095	3,347	12,142	5,720	6,201
Amortization of intangible assets	—	128	3,834	1,450	2,530
Restructuring and asset impairment charges	6,677	384	219	109	113
Gain on sale of assets	(1,114)	—	—	—	—
Write-off of IPO preparation costs	—	—	2,961	—	—
Expenses related to going-private transaction	—	1,146	—	—	—

Total operating expenses	22,607	19,962	52,066	21,787	29,751

Loss from operations	(11,335)	(2,421)	(9,117)	(7,695)	(1,051)
Interest expense	(10)	—	(4,984)	(1,725)	(3,517)
Other income (expense), net	79	23	(25)	26	(36)

Net loss before provision for income taxes, cumulative effect of adoption of accounting principle and accretion of preferred stock	(11,266)	(2,398)	(14,126)	(9,394)	(4,604)
Provision for income taxes	—	(664)	(20)	(8)	(95)

Net loss before cumulative effect of adoption of accounting principle and accretion of preferred stock	(11,266)	(3,062)	(14,146)	(9,402)	(4,699)
Cumulative effect of adoption of accounting principle	(1,949)	—	—	—	—

Net loss before accretion of preferred stock	(13,215)	(3,062)	(14,146)	(9,402)	(4,699)
Accretion of preferred stock	—	(1,134)	(4,799)	(2,233)	(2,816)

Net loss attributable to holders of common stock	$(13,215)	$(4,196)	$(18,945)	$(11,635)	$(7,515)

(a)
Includes stock-based compensation, as follows:

Production, content and fulfillment	$44	$21	$81	$21	$71
Engineering and development	19	109	1,587	762	463
Sales and marketing	441	63	435	186	309
General and administrative	447	531	6,770	3,121	1,979

	$951	$724	$8,873	$4,090	$2,822

	June 30, 2005
	Actual	As Adjusted (1)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$8,016	$
Working capital	591
Total assets	127,279
Long-term obligations, including current portion	58,116
Series A and Series B redeemable preferred stock	47,632
Total stockholders' equity	(700)
	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
Other Financial Data (unaudited):
EBITDA	$(10,543)	$(806)	$5,501	$(1,337)	$5,476
Adjusted EBITDA	(3,031)	724	8,681	(1,228)	5,589

(1)
On an adjusted basis to give effect to the sale of the             shares of common stock being offered by this prospectus, at an assumed initial public offering price of $         per share and after deducting the estimated underwriting discounts and commissions and offering expenses, and to give effect to the $119.5 million redemption of all outstanding senior secured notes, senior subordinated notes and shares of Series A and Series B redeemable preferred stock. Also reflects the write-off of unamortized debt issuance costs of $1.8 million and the recording of accretion of preferred stock of $15.0 million. See "Use of Proceeds."

Reconciliation of Net Loss Before Accretion of Preferred Stock to EBITDA and Reconciliation of EBITDA to Adjusted EBITDA

        We define EBITDA as net loss before accretion of preferred stock plus interest expense, provision for income taxes, depreciation and amortization, amortization of intangible assets and stock-based compensation. We define Adjusted EBITDA as EBITDA plus restructuring and asset impairment charges, write-off of IPO preparation costs, gain on sale of assets, expenses related to going-private transaction and cumulative effect of adoption of accounting principle. Neither EBITDA nor Adjusted EBITDA is a measure of operating performance calculated in accordance with accounting principles generally accepted in the United States, and should be viewed as a supplement to — not a substitute for — our results of operations presented on the basis of accounting principles generally accepted in the United States. Neither EBITDA nor Adjusted EBITDA purports to represent cash flow provided by, or used in, operating activities as defined by accounting principles generally accepted in the United States. Our statement of cash flows presents our cash flow activity in accordance with accounting principles generally accepted in the United States. Furthermore, neither EBITDA nor Adjusted EBITDA is necessarily comparable to similarly-titled measures reported by other companies.

        We believe EBITDA and Adjusted EBITDA are useful to investors and other users of our financial statements in evaluating our operating performance because these financial measures provide them with additional tools to compare business performance across companies and across periods. We believe that EBITDA is widely used by investors to measure a company's operating performance without the effects of non-operating items such as interest expense and income taxes, and non-cash items such as depreciation and amortization, which can vary substantially from company to company. We believe that Adjusted EBITDA provides useful information to investors regarding underlying trends in our financial condition and results of operations.

        We use EBITDA and Adjusted EBITDA:

  •
  as measures of operating performance to assist in comparing performance from period to period on a consistent basis;

  •
  as measures for planning and forecasting overall expectations and for evaluating actual results against these expectations;

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  in communications with our board of directors, investors and lenders concerning our financial performance; and

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  as a primary determinant of management bonuses.

        Reconciliations of net loss before accretion of preferred stock, the most directly comparable GAAP measure, to EBITDA, and of EBITDA to Adjusted EBITDA, for each of the fiscal periods indicated are as follows:

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003	2004(1)	2004(1)	2005
Reconciliation of Net Loss Before Accretion of Preferred Stock to EBITDA:
Net loss before accretion of preferred stock	$(13,215)	$(3,062)	$(14,146)	$(9,402)	$(4,699)
Interest expense	10	—	4,984	1,725	3,517
Provision for income taxes	—	664	20	8	95
Depreciation and amortization	1,711	740	1,936	792	1,211
Amortization of intangible assets	—	128	3,834	1,450	2,530
Stock-based compensation	951	724	8,873	4,090	2,822

EBITDA	$(10,543)	$(806)	$5,501	$(1,337)	$5,476

Reconciliation of EBITDA to Adjusted EBITDA:
EBITDA	$(10,543)	$(806)	$5,501	$(1,337)	$5,476
Restructuring and asset impairment charges	6,677	384	219	109	113
Write-off of IPO preparation costs	—	—	2,961	—	—
Gain on sale of assets	(1,114)	—	—	—	—
Expenses related to going-private transaction	—	1,146	—	—	—
Cumulative effect of adoption of accounting principle	1,949	—	—	—	—

Adjusted EBITDA	$(3,031)	$724	$8,681	$(1,228)	$5,589

(1)
Does not include recognition of $2.5 million in amortized deferred subscriptions and service revenue from GameSpy in 2004 and $810,000 in amortized deferred subscriptions and service revenue from GameSpy in the six months ended June 30, 2004 eliminated in the purchase price allocation.

Unaudited Combined and Pro Forma Combined Statement of Operations Data

        The following unaudited combined and pro forma combined statement of operations data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. On March 3, 2004, we acquired GameSpy, and from the date of acquisition through June 30, 2005, our results of operations include the financial performance of both entities. As a result of this acquisition, our revenue and expenses increased significantly and, accordingly, comparing our performance before and after the acquisition is difficult without additional information to facilitate these period comparisons. The following table presents unaudited combined statement of operations data for the year ended December 31, 2003, which combines the results of IGN and GameSpy without making any pro forma adjustments, and unaudited pro forma combined statement of operations data for the year ended December 31, 2004 and the six months ended June 30, 2004, as if the acquisition had occurred on January 1, 2004. Data for the six months ended June 30, 2005 are presented on an actual historical basis and are derived from our financial statements included elsewhere in this prospectus. We believe the combined and pro forma combined data set forth below are useful to investors and other users of our financial statements in evaluating our operating performance, because they provide them with an additional tool to compare the performance of the two companies on a combined and standalone basis. The combined and pro forma combined data set forth below are not meant to be a presentation in accordance with accounting principles generally accepted in the United States.

	Year Ended December 31, 2003		Year Ended December 31, 2004	Six Months Ended June 30, 2004
	IGN	GameSpy	Pro Forma Combined(1)(2)	IGN	GameSpy(3)	Pro Forma Adjustments	Pro Forma Combined(2)	Six Months Ended June 30, 2005
Unaudited Combined and Pro Forma Combined Statement of Operations Data(4):
Revenue:
Advertising	$15,572	$8,736	$34,549	$11,194	$1,453	$—	$12,647	$20,281
Subscriptions and service	1,969	8,942	11,386	2,898	1,533	—	4,431	8,419

Total revenue	17,541	17,678	45,935	14,092	2,986	—	17,078	28,700

Operating expenses:
Production, content and fulfillment	6,485	4,526	13,841	5,966	895	(70)	6,791	7,646
Engineering and development	1,650	2,302	6,514	2,573	560	(44)	3,089	3,482
Sales and marketing	6,822	6,956	15,159	5,969	1,370	(107)	7,232	9,779
General and administrative	3,347	4,377	12,715	5,720	1,316	(743)	6,293	6,201
Amortization of intangible assets	128	—	4,443	1,450	—	609	2,059	2,530
Restructuring and asset impairment charges	384	—	219	109	—	—	109	113
Write-off of IPO preparation costs	1,146	—	2,961	—	—	—	—	—

Total operating expenses	19,962	18,161	55,852	21,787	4,141	(355)	25,573	29,751

Loss from operations	(2,421)	(483)	(9,917)	(7,695)	(1,155)	355	(8,495)	(1,051)
Interest expense	—	—	(5,771)	(1,725)	—	(787)	(2,512)	(3,517)
Other income (expense), net	23	(66)	(11)	26	14	—	40	(36)

Net loss before provision for income taxes and accretion of preferred stock	(2,398)	(549)	(15,699)	(9,394)	(1,141)	(432)	(10,967)	(4,604)
Provision for income tax	(664)	(117)	(20)	(8)	—	—	(8)	(95)

Net loss before accretion of preferred stock	(3,062)	(666)	(15,719)	(9,402)	(1,141)	(432)	(10,975)	(4,699)
Accretion of preferred stock	(1,134)	—	(5,096)	(2,233)	—	(297)	(2,530)	(2,816)

Net loss attributable to holders of common stock	$(4,196)	$(666)	$(20,815)	$(11,635)	$(1,141)	$(729)	$(13,505)	$(7,515)

(1)
The pro forma combined information for the year ended December 31, 2004 includes all pro forma adjustments described in our pro forma statement of operations on page F-68 of this prospectus.

(2)
Does not include recognition of $2.5 million in amortized deferred subscriptions and service revenue from GameSpy in 2004 and $810,000 in amortized deferred subscriptions and service revenue from GameSpy in the six months ended June 30, 2004 eliminated in the purchase price allocation.

(3)
Represents GameSpy revenue and expenses for the two months ended February 29, 2004.

(4)
Unaudited combined statement of operations data for the six months ended June 30, 2005 are presented on an actual historical basis.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. Accordingly, you should consider carefully the following risks and all other information contained in this prospectus before purchasing our common stock. If any of the following risks occurs, our business, prospects, reputation, results of operations and financial condition could be harmed. In that case, the trading price of our common stock would likely decline and you could lose part or all of your investment.

Risks Related to Our Business

We have only a short operating history under a relatively new and unproven business model. This may make it difficult for you to evaluate our future prospects and increases the risk of your investment.

        We began restructuring our business and implementing a new and unproven business model in late 2001. By early 2002, we had sold or ceased operating all of our web sites except those within our IGN network. Since that time, we have focused our content and service offerings almost exclusively on the digital entertainment market, with a particular emphasis on content and services related to video games. Through the acquisitions of GameSpy in March 2004, Rotten Tomatoes in July 2004, 3D Gamers in February 2005 and AskMen.com in May 2005, we have taken on business areas new to us such as video game publisher services, online commerce with digital delivery and online content related to filmed entertainment and male lifestyle. We have only a short operating history under our current business model and limited experience with video game publisher services, online commerce, the filmed entertainment industry and male lifestyle. Therefore, it might be difficult for you to evaluate our future prospects and the merits of investing in our common stock. You must consider our business and prospects in light of the risks and difficulties that we will encounter as we continue to develop our business model. We may not be able to address these risks and difficulties successfully, which would materially harm our business and operating results and thus cause the market price of our common stock to decline.

We have a history of losses, and, even with the proceeds from this offering, we may not have sufficient cash to achieve profitability.

        Since inception, we have experienced losses every year. In 2004, we had a net loss attributable to holders of common stock of $18.9 million, and in the six months ended June 30, 2005, we had a net loss attributable to holders of common stock of $7.5 million. At June 30, 2005, we had an accumulated deficit of $27.4 million. The reports of our former independent auditors on our consolidated financial statements as of and for the years ended December 31, 2001 and 2002 and as of and for the four months ended December 31, 2003 contained an explanatory paragraph describing conditions that raised substantial doubt about our ability to continue as a going concern. We will use a large portion of the proceeds from this offering to pay a mandatory distribution on our outstanding shares of Series B redeemable preferred stock and to redeem our outstanding preferred stock and our outstanding senior secured and senior subordinated notes. As a result, only approximately $              million of the proceeds of this offering will be available to us for working capital and general corporate purposes. Even with the proceeds of this offering, our cash reserves and any cash flows from operations might not be sufficient to fund our operations beyond the next 12 months. We may be unable to raise additional financing or establish additional borrowing sources to meet our anticipated and unanticipated working capital requirements. If adequate funds are not available to satisfy either short- or long-term capital requirements, we might be required to limit our operations significantly or to delay or abandon some of our planned future expenditures, any of which actions could harm our business. We have experienced inadequate cash in the past and, as a result, sold or ceased operating all of our web sites that were not related to video games. Our future capital requirements will depend upon many factors, including:

  •
  our ability to increase advertising and subscription revenue and to develop new sources of revenue;

  •
  the rate at which we expand our sales, marketing, fulfillment, publisher services and general and administrative support operations;

  •
  the extent to which we expand our content and service offerings;

  •
  the extent to which we develop and upgrade our technology and data network infrastructure;

  •
  the timing of, and extent to which we are faced with, unanticipated marketing or technological challenges or competitive pressures;

  •
  the response of competitors to our content and service offerings; and

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  the need to make changes and upgrades in our internal controls.

If we fail to continue to make necessary improvements to address material weaknesses in our financial controls identified by our auditors, or the steps we have already taken to do so are not effective, we may not be able to report our financial results accurately and timely or prevent fraud and our auditors may issue another material weakness letter, either of which could harm your investment in our common stock.

        Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future. When our auditors reaudited prior periods and audited our financial statements as of and for the fiscal year ended December 31, 2004, in their report to our audit committee, they identified the following material weaknesses as of December 31, 2004:

  •
  insufficient qualified personnel for our financial reporting and revenue accounting processes;

  •
  inadequate information systems and controls for our advertising operation applications; and

  •
  inadequate IT financial applications for monthly and quarterly transaction processing and controls.

        These material weaknesses resulted in a number of audit adjustments to our 2004 consolidated financial statements that were identified during the course of the audit.

        Our management has taken steps to remedy these deficiencies through the hiring of a Chief Financial Officer, Vice President of Finance, Director of Revenue and Director of Finance. We have also recently implemented an enterprise resource planning, or ERP, system, including an internal accounting system and an order management system. In addition, we have initiated further controls through the use of a third-party advertising impressions counter. However, we are in the process of further implementing, upgrading and integrating features of our new ERP system and other internal systems, and we will not be able to fully address certain control deficiencies until these projects have been completed. In addition, we are in the process of hiring additional finance and accounting personnel, and we may experience problems with our new ERP system and associated accounting software that could impact our ability to report our financial results accurately and in a timely manner and our ability to prevent fraud. If we fail to further increase and maintain the staff for our accounting and finance functions and to improve and maintain internal controls adequate to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002, we may be unable to report our financial results accurately and in a timely manner and prevent fraud. If we cannot do so, our business and stock price will suffer.

        Even if we are able to report our financial statements accurately and timely, if we do not make all the necessary improvements to address the material weaknesses, our auditors may issue another material weakness letter in connection with their audit of our 2005 financial results, which could cause our stock price to decline.

If we are unable to increase and sustain advertising revenue, our results of operations could be harmed and the market price of our common stock would likely decline.

        Our success depends in large part on our ability to increase and sustain our advertising revenue. In 2004 and the six months ended June 30, 2005, approximately three-quarters of our total revenue was derived from paid advertisements on our web sites. Our ability to maintain current levels of advertising revenue and to increase and sustain new levels of advertising revenue depends upon:

  •
  generating enough user traffic on our web pages to produce page views sufficient to provide adequate advertising inventory;

  •
  creating an adequate number of web content pages on which we can sell advertising space;

  •
  our ability to increase the size of our user base;

  •
  the attractiveness of our user base to current and potential advertisers;

  •
  our ability to derive from our users consumer patterns and demographic and other information that is useful to advertisers;

  •
  advertisers choosing to allocate more funds to online advertising;

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  advertisers' satisfaction with the products and services that we offer and deliver, and the prices they are willing to pay;

  •
  our ability to display advertisements in the manner required by our advertising customers;

  •
  our ability to measure accurately the number of advertising "impressions" delivered;

  •
  keeping our web sites technologically flexible in order to accommodate the latest advertiser demands and increasing volume;

  •
  broadening our relationships with advertisers; and

  •
  improvement in the general economic climate and increases in consumer spending.

        Advertisers have a variety of media in which they can elect to advertise and thus are in a position to dictate many of the terms of their orders. Accordingly, we are exposed to a great deal of competitive pressure. Advertising orders tend to address single campaigns, to cover relatively short periods of time and to be cancellable without penalty, which requires us to seek new orders continually. Our advertising customers will not continue to do business with us if their investment in advertising with us does not generate sales leads and customers for them. Advertisers seek to advertise on our web sites to target a certain demographic segment. The methods of counting users and discerning their demographic traits are inherently unreliable because industry standards have not been adopted and existing technologies are limited. If we or third-party reports undercount users, we could lose potential advertising revenue from advertisers that determine our audience size is not large enough to justify running a campaign or the price at which we propose to sell our advertising products. If we overcount users and, therefore, forecast too large of an inventory of web site pages on which we are able to sell advertising placements, we could fail to perform under our customer contracts, which could cause us to lose those customers. In addition, if third-party reports significantly overstate Internet usage, advertisers may lose confidence in the value of advertising to our audience or Internet audiences in general and reduce their advertising expenditures on our network of web sites.

        In addition, several video game consoles are currently reaching the ends of their respective life cycles, and many video game publishers are producing fewer games. While it is difficult to predict the effect of these trends, we believe they may limit or reduce the online advertising budgets of these customers in future periods, which could cause these customers to reduce their spending on advertising campaigns with us.

Sales to a small number of our advertising customers represent a significant portion of our total advertising revenue. As a result, the loss of any of these customers, or a decline in their advertising purchases, could adversely affect our business.

        A small number of advertising customers represents a significant percentage of our advertising revenue. For example, advertising revenue from our ten largest advertising customers accounted for approximately 40% of our total advertising revenue in 2004 and 30% of our total advertising revenue in the six months ended June 30, 2005. The loss of one or more of these customers, or a decline in their advertising purchases, could have a material adverse effect on our advertising revenue.

If we are unable to provide the advertising space required by our advertising customers, we would lose revenue.

        Our ability to generate revenue from our limited number of web content pages is affected by the preferences of our advertising customers and, particularly in the case of video game publishers, their product development schedules. Some of our advertising customers will not allow us to place their advertisements next to other advertisements or will run their campaigns only on certain dates and on specific locations on our web sites. We are not always successful at accommodating these orders, particularly if two or more customers want to place an advertisement in the same location at the same time. Because we can command a high price for some of these kinds of orders, our inability to fulfill competing orders might cause us to lose a potentially large amount of revenue, particularly if the customer that we cannot accommodate chooses not to advertise with us at all. We also occasionally guarantee the availability of advertising space in connection with promotion arrangements and content agreements. As a result, from time to time, we may be obligated to forego potential advertising revenue from other advertisers. For example, we customarily reserve web page inventory for video game publishers seeking to advertise new video game titles on our web sites. It is not uncommon for these campaigns to be delayed as a result of development schedule slippage or shifts in a title's release date. These delays create logistical challenges for us. We may not always be able to substitute another advertisement in place of the advertisement that has been delayed. In this event, we would lose potential advertising revenue and our business would suffer.

If we are unable to increase and sustain subscription revenue, we will not be able to grow as we anticipate and our future success may be impaired.

        Our use of a subscription model is relatively recent and continues to evolve. Under our subscription programs, we offer premium content and services to our users for subscription fees. Some of our competitors offer users content and services similar to ours at no charge. If our users are unwilling to pay for content and services or if competing subscription programs better meet their needs, our web site traffic and subscription revenue would decline. In addition, we may not be able to maintain or grow our revenue from users if we cannot create new products and services for which they would be willing to pay us on a recurring basis. Furthermore, even if users initially subscribe with us, we cannot assure you that they will continue their subscriptions for our services. As of June 30, 2005, 41% of our subscribers had subscriptions of less than one year, substantially all of which subscribed on a monthly or quarterly basis. Our subscription renewal rates are more likely to decline following unusually high subscription increases, which we sometimes experience following the release of exclusive premium content to subscribers on our network of web sites. If our subscription program is not accepted by current and new subscribers, our subscription revenue would decline. In addition, our web site traffic would likely decline, which could result in a decrease in our advertising revenue.

We must carefully manage the mix of free and paid content that we provide in order to sustain or increase our revenue. Our results of operations and the market price of our common stock would likely suffer if we are unable to do so.

        We are able to provide only a finite amount of content to our users. We typically offer premium content to subscribers without or with only limited advertising. Since our advertising revenue depends in part on the number of advertising impressions that we can deliver for our advertising customers, we must provide a large amount of free content in order to deliver sufficient advertising impressions for our advertising customers. If we produce too little free content or increase the proportion of premium content to free content by too much, traffic activity among our users who are not subscribers could decline significantly, both because these users would have fewer pages to browse and because they might abandon our web sites in order to find free content elsewhere. Any corresponding increase in traffic activity from the small number of our users who are paying subscribers would likely not be enough to offset such a decline. Conversely, if we produce too little premium content, our subscription revenue would decline. Accordingly, we must carefully balance the proportions of free and premium content in order to sustain and increase our total revenue. The right balance is difficult to determine and maintain, and if we are not successful in balancing our mix of free and premium content, our revenue could decline and our business would suffer.

Users may not continue to accept our content and services, which could cause our revenue to decline.

        Our future success depends upon our ability to deliver original and compelling content and services that attract and retain users. It also depends on our ability to maintain a community of active users who themselves generate substantial content that is attractive to other users. To succeed, our web sites must afford users the opportunity to learn from, contribute to and collaborate with a community of users with similar interests. If we fail to serve our community of users, the vibrancy of our community would be impaired and we would lose an important source of content for our web sites. Our ability to deliver compelling content and services is subject to numerous uncertainties, including our ability to:

  •
  anticipate and respond successfully to rapidly changing consumer tastes and preferences;

  •
  fund new content and service development;

  •
  attract and retain qualified editors, producers, writers and technical personnel;

  •
  provide users with the tools and means to collaborate and post content on our sites;

  •
  generate the enthusiasm and sense of community that leads our users to develop and contribute content;

  •
  anticipate and respond successfully to the increased acceptance of methods other than personal computers to access the Internet; and

  •
  build brand loyalty among our users.

        We cannot assure you that we will develop new content or services relating to the video game industry, or to other digital entertainment sectors that we may choose to pursue, in a timely or cost-effective manner, that the content and services which we develop will be attractive to our users or that our users will continue to contribute content to our web sites.

Negative developments in the general video game industry could cause our revenue and the market price of our common stock to decline.

        Our web site traffic and revenue are directly related to events in, and to the success of, the video game industry, particularly the hardware platform and software segments. For instance, when new video game hardware platforms and/or software titles are released, our web site traffic and our advertising and subscription revenue tend to increase as companies desire to promote their new products to our community of users and as our community wishes to gain access to information about these new products. Conversely, as new hardware platforms or games are anticipated, interest in existing platforms and games may decline in advance of anticipated new platforms and game releases as may the advertising expenditures related to them. We are currently in a period when existing platforms are reaching the ends of their lifecycles and new platform releases are anticipated. These new platform releases might not result in increased activity on, or advertising spending across, our network of web sites. In addition, current trends like the consolidation of video game publishers and the production of fewer games could adversely affect us. Accordingly, a downturn in the video game industry, particularly the platform and software segments, or a shift in consumer interest away from these products, would decrease our web site traffic, advertising demand, subscription revenue and hosting contract services revenue. Any such decrease would harm our business.

Our core user demographic segment, competitive positioning and experience relating to video games may not transfer to other sectors of the digital entertainment industry.

        Most of our current web site content and substantially all of our revenue in the past several years have been related to video games. In July 2004, we expanded our then limited filmed entertainment offerings through the acquisition of Rotten Tomatoes, and in May 2005, we expanded our then limited male lifestyle content through the acquisition of AskMen.com. We intend to expand into other sectors of digital entertainment in the future. Filmed entertainment and other sectors of the digital entertainment industry appeal to differing and broader demographic segments with which we have only limited familiarity. We may not be successful in transferring the experience, competitive positioning and expertise that we have developed in the video game sector to new sectors of the digital entertainment industry. The expansion of our operations into new sectors of the digital entertainment industry will require significant business development, operations, marketing and editorial resources, which could strain our existing management, financial and operational resources. For example, it may not be possible to rely as much on free user-generated content in these new sectors, which would cause our expenses to increase and our profit margins to decline. In addition, these new sectors may have different market dynamics and audience demographics and consumption patterns, which could make our business model less effective. The lack of market acceptance of efforts in new sectors or our inability to generate revenue from expanded services or products sufficient to offset their increased cost could harm our operating results. In addition, we could lose focus on our core video game business, dilute our brands, reduce the concentration of our audience and otherwise harm our existing primary business.

The market for digital delivery of entertainment products is still evolving and unproven, and consumers and the entertainment industry may ultimately fail to accept this method of distribution.

        Our success will depend in part on the continued growth in consumer acceptance of digital delivery as a method of purchasing and consuming entertainment products such as video games. Digital delivery is a relatively new method of distributing entertainment products to consumers, and the failure of digital delivery to gain widespread market acceptance would have an adverse effect on our business. Factors that will influence the market acceptance of digital delivery include:

  •
  the functionality, portability, ease of use and price of entertainment products that are available for purchase through digital delivery as compared to those available through physical delivery;

  •
  the willingness of video game publishers to pursue digital delivery aggressively, notwithstanding conflicts with traditional distribution channels;

  •
  the comfort level that consumers and the entertainment industry have with the process of downloading, storing, transferring and consuming entertainment products via the Internet, including the ease of use of, and lack of concern about, transaction security and technical support; and

  •
  widespread adoption of broadband by consumers to enable them to download digital entertainment products rapidly.

        Even if digital delivery of entertainment products achieves widespread acceptance, we may be unable to overcome the substantial existing and future technical challenges associated with the digital delivery of entertainment products reliably and consistently on a long-term basis. Our failure to do so would have an adverse effect on our business.

Our digital distribution services depend upon effective digital rights management solutions. If effective solutions are unavailable, our supply of digital entertainment products will be adversely affected and our growth prospects will suffer.

        Our present and anticipated digital distribution services for entertainment products depend upon effective digital rights management solutions that manage access to digital entertainment products. These solutions are necessary to address concerns of the entertainment industry regarding online piracy. We currently license, and will need to continue to license, digital rights management solutions to support the sale of third-party entertainment content through our digital distribution service. We cannot be certain that we can license or acquire, on reasonable terms or at all, solutions that will meet the needs of both the industry and consumers. Consumers may be reluctant to accept the use of digital rights management technologies that limit their use of, and access to, entertainment content, especially with large amounts of free content readily available on the Internet. If digital rights management solutions are not effective, or are perceived as not effective, the entertainment industry may not be willing to release its content for digital distribution, which would have an adverse effect on our business.

        Digital rights management technologies are frequently the subject of hostile attack by third parties seeking to obtain content illegally. If the digital rights management technologies we choose are compromised or otherwise malfunction, we could be subject to lawsuits seeking compensation for any harm caused. Also, our business could be adversely affected if digital entertainment publishers lose confidence in our ability to protect their content or if we have to repackage the digital entertainment products on our web sites with different digital rights management technologies.

The markets in which we operate are highly competitive, and some of our competitors may be more successful in attracting and retaining customers.

        The market for Internet advertising, content and services is intensely competitive and rapidly evolving. We expect that competition will continue to increase. It is not difficult to enter this market, and current and new competitors, including companies in traditional media, can launch Internet sites rapidly. We compete for advertisers, users, subscribers and business partners with numerous companies offering information and content, including CNET Networks (GameSpot Network), Electronic Arts, Gorilla Nation Media, Microsoft, RealNetworks, Time Warner (AOL), UGO Networks and Yahoo!Games. In addition to these competitors, we face or will likely face in the future competition for advertising customers, users and business partners from the following companies:

  •
  video game developers and publishers such as Activision and Atari;

  •
  video game console vendors such as Nintendo and Sony;

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  Internet portals such as AOL, Google, Lycos, Microsoft (MSN) and Yahoo!;

  •
  media and entertainment companies such as Dennis Publishing (Maxim Online), The Walt Disney Company (ESPN.com) and Viacom (MTV.com);

  •
  online retailers such as Amazon, Blockbuster, Electronics Boutique, GameStop and Wal-Mart;

  •
  online commerce enablers such as Digital River and TryMedia;

  •
  companies in television, cable, radio, newspapers and magazines, such as Clear Channel, Comcast, Fox Entertainment Group, General Electric (NBC) and Ziff Davis;

  •
  other entities that establish a community on the Internet by developing their own competing content or purchasing one of our competitors;

  •
  Internet service providers such as Comcast, SBC and Verizon; and

  •
  video game software and service providers such as Demonware, Quazal and Terraplay.

        Many of our current and potential competitors have greater web site traffic, longer operating histories, significantly greater financial, technical, editorial, marketing, sales and other resources, greater name recognition and larger existing user and advertising customer bases than we do. These competitors are able to undertake more extensive marketing campaigns for their brands and services, adopt more aggressive advertising pricing policies, offer content and services similar to ours at a lesser or no charge to users, and make more attractive offers to potential employees, distribution partners, commerce companies, advertising customers and third-party content providers. Various customers and partners of ours, including Activision, AOL, Atari, Blockbuster, Comcast, Electronic Arts, Fox, Microsoft, Nintendo and The Walt Disney Company (ESPN.com) that in the aggregate represented approximately 19% of our total revenue in the twelve-month period ended June 30, 2005, compete with us in certain portions of our business. Many of our current and target advertising customers and strategic partners have established collaborative relationships with certain of our competitors or potential competitors and other frequently visited web sites or own or have interests in certain of our competitors, which creates a competitive disadvantage and makes us susceptible to significant pricing pressures. Further, these competitors may develop communities that are larger or more desirable than ours or that achieve greater market acceptance than ours. Our competitors may also combine with or be purchased by advertising customers to achieve market dominance.

        We must continue to attract and retain users and advertising customers to compete successfully for advertising and subscription revenue. We cannot assure you that we will compete successfully with current or future competitors in sustaining or growing our web site traffic levels and subscriber levels, retaining our advertising customers or increasing the number of, or the revenue from, advertising customers. Moreover, increased competition could result in price reductions, particularly in advertising rates, and reduced margins, which could have a material adverse effect on our future revenue and net income. If we fail to attract and retain more users and advertising customers and to maintain our strategic relationships, our market share, brand acceptance and revenue would decline, which would have a material adverse effect on our business, financial condition and results of operations.

We rely heavily on content received from third parties, such as users, freelance writers, video game publishers and video game console manufacturers. These parties may take actions that impair our ability to aggregate and distribute content or that limit the market for our products and services.

        Our business model is dependent upon the continual production of large quantities of new and relevant content. We receive a substantial amount of our content from our user community and from freelance writers. If our user community were to reduce the amount of content it provides us, this would have a negative impact on our audience size, cost structure and revenue. If our freelance writers were to reduce the amount of content they provide us or to provide their content to our competitors on an exclusive basis, this also would have a negative impact on our audience size, cost structure and revenue.

        Video game publishers or other intellectual property owners could decide to take actions that would adversely affect our ability to continue portions of our business model. For example, publishers could decide to limit the amount of, or cease to provide, content, such as demos, beta trial versions of video games or screenshots, that they previously have shared with us. They could also refuse to make their games available to us for resale through online commerce. They also might claim that information or data, such as video game modifications and extensions or music included in modifications or extensions, shared by our users through our web sites interfere with or infringe their intellectual property rights. Any such actions would reduce our attractiveness to users by reducing the amount of premium content on our web sites and, as a result, impair our ability to attract and retain users and advertising customers.

        Manufacturers of game consoles such as Xbox and PlayStation 2 restrict and closely regulate third-party software developers, including IGN. Microsoft and Sony both grant permission for select third parties to provide multi-player software and other tools, and we have received permission to develop and market products for these consoles only as long as we adhere to specific license and sublicense terms. There can be no assurances that these permissions will continue to be granted, or that they will be granted for the next generations of these consoles.

If we are unable to generate user affinity for our brands and web sites, our user base will not grow and advertisers may find our audience less attractive.

        We believe that broader recognition and a favorable user and advertiser perception of our IGN.com, GameSpy, Rotten Tomatoes, AskMen.com, TeamXbox, FilePlanet, 3D Gamers, Direct2Drive, GameStats.com, Vault and Planet networks and other brands and web sites are essential to our future success. We invest minimal resources in marketing our brands, and increases in the awareness of our brands have been heavily dependent on word of mouth. Our acquisition of AskMen.com resulted in a male audience that is not as concentrated in the 18 to 34 year-old age range as our video game-related web sites, and our acquisitiion of RottenTomatoes added a significant female component to our audience for the first time under our new business model. This expansion of our business to broader demographic segments might require us to increase our investments in marketing and branding if our word-of-mouth marketing practices are not effective for that purpose. Most of our competitors focus on one or a small number of brands and market them extensively, potentially making it more difficult for us to establish name recognition for our web sites. If the awareness of our brands is not promoted through word of mouth, or if current or future marketing efforts are unsuccessful, our user base, number of advertising customers and revenue would decline.

If we are unable to create new sources of revenue, our future revenue may flatten or decrease, which may cause the market price of our common stock to decline.

        Our revenue growth plan involves creating and expanding new sources of revenue, such as our recent entry into the online distribution of digital entertainment products directly to our users and providing in-game advertising and content management services. We cannot assure you that any new products and services which we develop will become widely accepted. For example, the markets for authorized online distribution of digital entertainment products other than music, such as video games and filmed entertainment, are new and rapidly evolving and have limited consumer bases. Further, as in the music industry, many producers of entertainment content are concerned that digitization and digital distribution of content will facilitate piracy, and many traditional retailers of entertainment content are concerned that digital distribution will harm their sales. These producers and retailers may try to prevent digital markets from developing. Even if these markets develop, we expect that the competition would be intense, and we cannot assure you that we will be successful in capturing a meaningful share of these markets. Competitors in the digital distribution of video games are likely to include video game console manufacturers and software publishers, many of which are important customers of ours. If we are unable to add other sources of revenue, our revenue may not grow and our financial condition could suffer.

Our quarterly revenue and operating results may fluctuate in future periods, and we may fail to meet expectations, which would likely cause the market price of our common stock to decline.

        It is difficult for us to forecast our revenue and operating results because:

  •
  we are in the early stages of operating under our new business model;

  •
  we are dependent upon general activity in the video game industry;

  •
  our revenue depends on our ability to attract new, and to retain existing, users and subscribers;

  •
  our current products and services are relatively new and evolving;

  •
  our sales cycle for selling advertising and promotions is generally long;

  •
  the lengths of our advertising contracts are generally short;

  •
  development plans for video games and video game consoles are difficult to predict and frequently change; and

  •
  Internet usage, advertising placements, e-commerce and video game product launches fluctuate seasonally.

        Advertising revenue is cyclical and subject to substantial fluctuations as companies tend to advertise more in strong consumer spending periods, which are dependent upon overall economic conditions. If the United States economy were to decline, reductions of marketing and advertising budgets or delays in spending of budgeted resources could have a negative impact on our advertising revenue and operating results.

        Seasonal fluctuations occur as video game title release dates and shipment schedules and associated advertising tend to increase in the fourth calendar quarter, normally followed by lower revenue in the first quarter of the next calendar year. In addition, customers' advertising orders tend to address single campaigns, to cover relatively short periods of time and to be cancelable without penalty. Some orders are immediately cancelable in the event the advertiser determines that the context in which an advertisement is placed is inappropriate or morally offensive. In addition, customer requirements and expectations with respect to advertising programs change from time to time and these changes are often unpredictable. We cannot assure you that the purchasing patterns of advertising customers will not continue to fluctuate, that advertisers will not make smaller and shorter-term purchases or cancel their orders, or that market prices for online advertising will not decrease due to competitive or other factors.

        Because of the uncertain nature of the rapidly changing markets that we serve and our evolving business model, we believe that period-to-period comparisons of our financial results are not necessarily meaningful and that current financial results are not necessarily indicative of future performance. We anticipate that our revenue will fluctuate significantly in the future as a result of a variety of factors, including those identified above. Our costs, however, are substantial and relatively fixed. If revenue in a particular period does not meet expectations, it is unlikely that we will be able to adjust our level of expenditures significantly for the same period. If our operating results fail to meet expectations, the trading price of our common stock would likely decline.

In the past several years, substantial downsizing and restructuring followed by rapid expansion have placed significant strains on our existing personnel, resources and infrastructure, which may be difficult to address.

        From mid-2000 to 2003, we significantly reduced the size of our operations through multiple layoffs and attrition, divesting ourselves of a number of our web sites, eliminating our relationships with virtually all affiliated web sites, restructuring most of our office leases and moving our headquarters. The reductions in our workforce had an adverse impact on morale that may be ongoing. In the last year and a half, we have rapidly and significantly expanded our operations by merging with GameSpy, a company that was approximately equivalent in size to IGN, and acquiring three other companies — Rotten Tomatoes, 3D Gamers and AskMen.com. We have also hired eight new executive or senior financial officers, while more than doubling our employee base during that period. We anticipate that further expansion will be required to address potential market opportunities. Our recent acquisitions and our internal growth have placed substantial demands on our management, resources and systems. To manage these acquisitions and our internal growth, we will have to implement new operational and financial systems, procedures and controls. If we fail to manage this expansion effectively, or if our revenue is not sufficient to support it, we will be unable to operate our business efficiently. Our success depends on the ability of our management to perform, both individually and as a group. If our officers are unable to operate effectively in their respective roles or as a team, we will not be able to implement our business strategy or operate our business effectively.

Acquisitions of other companies, businesses or technologies could result in operating difficulties, dilution and other harmful consequences.

        We have acquired four companies in the last year and a half and expect new businesses, including acquisitions, to be a recurring part of our growth strategy. We do not have a great deal of experience acquiring companies, businesses or technologies, and the process of integrating these acquired companies and future acquired companies, businesses or technologies is risky and may create unforeseen operating difficulties and expenditures. Risks that we face in integrating these and other acquisitions include:

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  diversion of management time and focus from operating our business to post-acquisition integration challenges;

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  cultural challenges associated with integrating employees from the acquired company into our organization, as well as retaining key employees from the acquired company;

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  the difficulty of rationalizing the operations and technologies of the combined companies;

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  the potential disruption of our ongoing businesses;

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  the need to integrate each company's accounting, management information, human resources and other administrative systems to permit effective management; and

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  the need to implement controls, procedures and policies appropriate for a public company at companies that prior to their acquisition lacked these controls, procedures and policies.

        We have evaluated, and expect to continue to evaluate, a wide array of potential acquisitions and relationships. Transactions of this type would be accompanied by additional risks, including, among others:

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  the investment of a substantial amount of capital or incurrence of substantial indebtedness;

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  the issuance of additional equity interests that are dilutive to current stockholders;

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  additional expenses associated with amortization of purchased intangible assets or impairment of goodwill;

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  additional operating losses and expenses associated with the activities and expansion of the acquired businesses;

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  the potential undisclosed, unforeseen or contingent liabilities associated with acquired businesses; and

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  the possible impairment of relationships with existing employees, users and advertising customers.

        We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with any acquisition or that this type of transaction will be profitable.

If we lose key personnel or are unable to hire additional qualified personnel, or if our management team is unable to perform effectively, we will not be able to implement our new business model or operate our business effectively.

        Our success depends to a large extent upon the continued services of our senior management and other key personnel, many of whom would be difficult to replace. The loss of any of these individuals would adversely affect our ability to implement our new business model and to operate our business effectively. In particular, the services of Mark A. Jung, our President and Chief Executive Officer, and Kenneth H. Keller, our Executive Vice President, Engineering, and Chief Technical Officer, would be difficult to replace. We do not have an employment agreement with any executive officer other than Mr. Jung.

        Our success also depends upon our ability to continue to identify, attract, retain and motivate skilled employees in a very competitive job environment. We are seeking to hire advertising operations, sales, marketing, editorial, finance, engineering and business development personnel. We believe that there are only a limited number of persons with the requisite skills to serve in many key positions, and it is difficult to attract, retain and motivate these persons. We have in the past experienced, and we expect to continue to experience, challenges in hiring and retaining skilled employees with appropriate qualifications. For example, our Executive Vice President and General Manager, Media and Publishing, resigned in January 2005.

        Further, we have conducted several workforce reductions over our brief operating history, which exacerbates the difficulty of hiring. These reductions within the broader context of our recent mergers and acquisitions have caused anxiety and uncertainty and adversely affected employee morale. As a result, our remaining personnel may seek employment with larger, more established companies or companies that they perceive to have less volatile stock prices. Also, competitors and others have in the past attempted, and may in the future attempt, to recruit our employees. If we are unable to provide competitive employee compensation, including options or other equity interests, we may lose existing employees or be unable to attract and retain the additional employees whom we require to execute our growth plans. We could incur increasing salary, benefit and recruiting expenses because of the difficulty in retaining and hiring employees.

Technical problems or intentional service adjustments with either our internal or our outsourced computer and communications systems could interrupt or decrease our service, resulting in reduced customer satisfaction, the possible loss of users and advertising customers, and a decline in revenue.

        Our operations depend on our ability to maintain our computer systems and equipment in effective working order. Our web sites must accommodate a high volume of user traffic and deliver frequently updated and accurate information. Any sustained or repeated system failure or interruption would reduce the attractiveness of our web sites to users and advertising customers and could cause us to lose users and advertising customers to our competitors. This would cause our revenue to decline. In addition, interruptions in our systems could result from the failure of our telecommunications providers to provide the necessary data communications capacity in the time frame that we require. Unanticipated problems affecting our systems have caused and could cause slower response times and interruptions in our services.

        To be successful, our network infrastructure has to perform well and be reliable. The greater the user traffic and the greater the complexity of our products and services, the more computing power we will need. We may have difficulty scaling and adapting our existing architecture to accommodate increased web site traffic and technology advances or changing business requirements. Cost increases, loss of traffic or failure to accommodate new technologies or changing business requirements could harm our operating results and financial condition.

        We depend on third parties for co-location of our data servers and cannot guarantee the security of our servers. Our primary servers currently reside in facilities in the San Francisco Bay area and in Southern California areas. Currently, these facilities do not provide the ability to switch immediately to another back-up site in the event of failure of the main server site. This means that an outage at one facility could result in our system being unavailable for at least several hours. This downtime could result in increased costs and lost revenue, which would be detrimental to our business.

        Fire, earthquakes, floods, power loss, water damage, telecommunications and other system failures, terrorism, viruses, worms, hacking, vandalism and other malicious acts, and similar unexpected adverse events, may damage our computer systems and interrupt service. We do not have multiple site capacity for all of our services in the event of any such occurrence. Moreover, scheduled upgrades and changes to our computer systems may increase our operating costs or result in unsatisfactory performance. Our computer systems' continuing and uninterrupted performance is critical to our success. Any interruptions in our ability to continue operations, whether due to technical difficulties, system downtime, Internet brownouts or denial of service or other similar attacks, all of which we have experienced, could damage our reputation, could harm our ability to retain existing users and advertisers and to obtain new users and advertisers and could result in lost revenue, any of which could substantially harm our business and results of operations. Our insurance policies may not adequately compensate us for any losses that occur due to any failures or interruptions in our systems.

If we do not keep up with rapid technological change, we will lose share in the advertising market and related revenue and the size of our audience could decline.

        Our future success will depend on our ability to adapt to rapidly changing technologies and advertising media, adapt our services to evolving industry standards and improve the performance and reliability of our products and services. Our failure to adapt to these changes would harm our business. We rely heavily on PC video gaming platforms and standard computer-based Internet linkages, and the introduction of new video game consoles and wireless and other handheld platforms will pose challenges and risks for us. For example, migration to cellular phone game platforms or to closed-system game console environments may restrict our opportunities to provide value-added content and services. Additionally, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require us to expend substantial efforts to modify or adapt our products, services or infrastructure, which would be time-consuming and costly.

We might have to expend significant capital or other resources to protect our network from unauthorized access, computer viruses and other disruptive problems.

        Internet and online service providers have experienced, and may in the future experience, interruptions or malfunctions in their Internet operations as a result of accidental or intentional actions of Internet users, current and former employees or others. We might be required to expend significant capital or other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches. For example, so called "spiders" have been and can be used in efforts to copy our databases. Notwithstanding these expenditures, security measures that we implement might be circumvented. Eliminating computer viruses and worms and alleviating other security problems may also require interruptions, delays or cessation of service to users accessing web pages that deliver our content and services. In addition, a party who circumvents our security measures could cause interruptions in our operations.

        We are vulnerable to coordinated attempts to overload our systems with data, resulting in denial or reduction of service to some or all of our users for a period of time. We have experienced coordinated denial of service attacks occasionally in the past and may experience these attempts in the future. While these attacks have not had a material adverse effect on our business to date, future attacks could cause serious harm. Among other things, these attacks would make us less attractive to users and customers. We may not carry business interruption insurance sufficient to compensate us for losses that may occur as a result of any of these events. Thus, any such event could reduce our revenue and harm our operating results and financial conditions.

We may have to litigate to protect our intellectual property rights, which could be time-consuming and expensive and subject us to significant liability.

        Our success depends significantly upon our copyrights, trademarks, service marks, trade secrets, trade dress, technology and other intellectual property rights. Protecting our intellectual property and other proprietary rights can be expensive. The steps that we have taken to protect our intellectual property may not be adequate, and third parties may infringe or misappropriate our intellectual property. If this occurs, we may have to litigate to protect our intellectual property rights. This litigation could disrupt our ongoing business, increase our expenses and distract management's attention from the operation of our business. We have not applied for the registration of some of our trademarks, service marks and copyrights, and effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our content, services and products are made available online. If we are unable to protect our trademarks from unauthorized use, our brand image may be harmed. Any impairment of our brand image could harm our business and cause the market price of our common stock to decline. Also, if we were prevented from using our trademarks, we would need to re-implement our web sites and rebuild our brand identity with our users and advertising customers. This would increase our operating expenses substantially. We have not historically devoted substantial resources to pursuing patent protection for our technology and intellectual property. As a result, we may have limited ability to enforce our proprietary rights against third parties that may be using the same or similar technology.

If we become subject to infringement claims, we might be forced to stop selling our products or services or to pay high prices to license technology.

        We expect that products, services and Internet-related intellectual property, including ours, will be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products and breadth of services in different industry segments expands and overlaps. For example, there has been a recent increase in the granting and attempted enforcement of business process and technology patents that cover practices that may be widely employed in the Internet industry. Third parties may claim that our products, services or intellectual property infringe their intellectual property rights. Regardless of whether these claims have any merit, they could:

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  be time-consuming to defend;

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  result in costly litigation;

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  divert management attention and resources; or

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  require us to revise our products or services to ensure non-infringement or to enter into royalty or licensing agreements, which might not be available on terms acceptable to us, if at all.

        A successful claim of infringement against us or our failure or inability to license the infringed or similar technology could damage our business if we are required to pay substantial monetary damages or if, as result of a successful claim, we became unable to sell or market our services without redeveloping them or otherwise were forced to incur significant additional expenses.

It has been and may continue to be expensive to obtain and maintain insurance.

        We contract for insurance to cover potential risks and liabilities. Insurance companies are increasingly specific about what they will and will not insure. Our business activities require special types of insurance, and relatively few insurance companies are able to offer those types of coverage. The insurance products available to us are not standard and must be negotiated to cover our business as it evolves. As a result, it is possible that we may not be able to get enough insurance to meet our needs, may have to pay very high prices for the coverage that we do receive or may not be able to acquire any insurance for certain types of business risks. This could leave us exposed to potential claims. If we were found liable for a significant claim in the future, our operating results could be negatively impacted.

We expect to operate in international markets in which we have limited experience and in which we are faced with higher costs and are exposed to greater risks than in the United States.

        We believe that we need to expand our operations into international markets quickly in order to obtain market share. To date, we have virtually no experience in marketing and operating our products and services internationally, and we would likely need to rely on the efforts and abilities of foreign business partners in these activities. We would need to develop localized product offerings, obtain more knowledge about users and their preferences and deepen our relationships with interested users, as well as increase our branding and other marketing activities in order to become competitive and develop an international market position.

        Foreign providers of competing online services may have a substantial advantage over us in attracting users in their country due to more established branding in that market, greater knowledge of the tastes and preferences of users residing in that market, access to significant financial or strategic resources in that market, and/or their focus on a single market. We expect that costs as a percentage of revenue in connection with the development and maintenance of international online properties will be higher than we experience domestically. International markets that we may pursue may not develop at a rate that supports our level of investment. In particular, certain international markets may be slower than domestic markets in adopting the Internet as an advertising and commerce medium. Finally, entering and operating in international markets brings unique risks such as:

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  a focus on high-speed mobile and wireless platforms, whereas our focus has been on the PC and the Internet;

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  weak economic conditions in some foreign markets, especially in the technology sector;

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  uncertainty of product acceptance by different cultures;

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  more burdensome regulatory requirements or liability laws and unforeseen changes in regulatory requirements;

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  difficulties in staffing and managing international operations; and

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  currency exchange rate fluctuations.

Risks Related to Our Industry

Since our revenue is derived primarily from selling advertisements, our revenue might decline if advertisers do not continue to increase their usage of the Internet as an advertising medium.

        We have derived and expect to continue to derive a majority of our revenue from selling advertisements. Advertising revenue represented 77% of our total revenue in 2004 and 71% of total revenue in the six months ended June 30, 2005. However, the prospects for continued demand and market acceptance for Internet marketing products are uncertain. In particular, during the last slowdown of the United States economy, there was a reduction in advertising and marketing spending and a negative public perception of online media companies as well as technology companies in general. If advertisers do not continue to increase their usage of the Internet, our revenue might stagnate or decline. Advertisers that have traditionally relied on other advertising media may not advertise on the Internet. Most advertising agencies and potential advertisers, particularly local advertisers, have only limited experience advertising on the Internet and devote only a small portion of their advertising expenditures to online advertising. Local advertisers may not be as attracted to online advertising because the

Internet has a broad geographic scope. In addition, advertising on the Internet is at a much earlier stage of development in international markets than it is in the United States and may not fully develop in these markets. As the Internet evolves, advertisers may find online advertising to be a less attractive or effective means of promoting their products and services than traditional methods of advertising and may not continue to allocate funds for Internet advertising. In considering whether or not to make an investment in our common stock, you should keep in mind that many predictions by industry analysts and others concerning the growth of the Internet as a commercial medium have overstated the growth of the Internet. Predicted growth may not occur or may occur more slowly than estimated. In fact, during the past economic slowdown, our advertising revenue declined substantially.

        We cannot assure you that market prices for online advertising will not decrease due to competitive or other factors. In addition, if a large number of Internet users use filter software programs that limit or remove advertising from the users' monitors, advertisers may perceive that Internet advertising is not effective and may choose not to advertise on the Internet. Moreover, there are varying standards for the measurement of the effectiveness of Internet advertising, and no single standard may develop sufficiently to support online advertising as a significant advertising medium. If no such standards develop, advertisers may be reluctant to transition to the Internet from conventional media.

Our success depends on continued growth in the use of the Internet and of broadband, or high-speed, Internet access, and the ability of the Internet infrastructure to support this growth.

        Our business strategy depends on continued Internet and broadband access growth. A decrease in web usage or in the growth of broadband would impede our ability to implement our business strategy and limit our ultimate success. A significant portion of our current and anticipated products and services, such as digital file downloads and rich media content, depends on broadband connections. Any downturn in the use or growth rate of broadband access would be detrimental to our business. If the Internet continues to experience significant growth in number of users, frequency of use and amount of data transmitted, the Internet infrastructure might not be able to support the demands placed on it and the performance or reliability of the Internet might be adversely affected. Web sites have experienced interruptions in service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays occur frequently in the future, Internet usage, as well as the usage of our web sites, could grow more slowly than expected or decline, and accordingly advertisers might not choose to advertise on the Internet. Security and privacy concerns may also slow growth. Because our revenue ultimately depends upon Internet usage generally as well as usage on our web sites, our business may suffer as a result of declines in Internet usage.

We may be subject to legal liability for online services.

        We host a wide variety of services that enable individuals to post and share information and content, conduct business, and engage in various online activities on an international basis, including public message and file postings, hosting of independent web sites and email services. The law relating to the liability of online providers of these services for activities and content of their users is currently unsettled both within the United States and abroad. Claims may be threatened or brought against us for defamation, negligence, copyright, patent or trademark infringement, commercial misappropriation, unlawful activity, tort, including personal injury, fraud or other theories based on the nature and content of information published on or downloaded from our and any affiliate web sites. These types of claims have been brought, sometimes successfully, against online services and publishers of print publications, and the potential liability associated with these claims is significant. We could also be subjected to claims based upon the online content that is accessible from our web sites through links to other web sites or upon content and materials that may be posted in our chat rooms or message boards. We do not engage in systematic or comprehensive verification of the accuracy or legality of the information supplied by third-party content providers, including freelance writers, affiliates and users of our web sites. In addition, we could be exposed to liability in connection with material indexed or offered on our web sites. Although we do not believe that our listing of any such content or software should expose us to liability, it is possible that such a claim may be brought successfully. Due to the unsettled nature of the law in this area, we may be subject to liability in domestic or international jurisdictions in the future. In addition to potential liability, any defense of any such actions could be costly and involve significant distraction of our management and diversion of other resources. Our insurance may not cover all potential claims of defamation, negligence and similar claims, and it may or may not apply to a particular claim or be adequate to reimburse us for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on our financial condition and results of operations.

        It is also possible that, if any information provided directly by us contains errors or is otherwise negligently provided to users, third parties could make claims against us. The law in these areas is unclear. Accordingly, we are unable to predict the potential extent of our liability. Investigating and defending any of these types of claims would be expensive, even if the claims do not ultimately result in liability.

Future regulation of the Internet may slow its growth, resulting in decreased demand for our services and increased costs and liabilities of doing business.

        We are subject to general business regulations and laws, as well as regulations and laws directly applicable to communications and commerce over the Internet. We expect more stringent laws and regulations relating to the Internet to be enacted. Future regulation of the Internet may slow its growth, resulting in decreased demand for our services and increased costs and liabilities of doing business. New and existing laws and regulations are likely to address a variety of issues, including:

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  user privacy and expression;

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  advertising;

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  taxation and pricing;

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  consumer protection;

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  protection of minors;

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  content regulation;

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  intellectual property;

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  defamation;

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  gambling, sweepstakes and promotions; and

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  information security.

        Currently, we may be subject to Sections 5 and 12 of the Federal Trade Commission Act, which regulate advertising and promotions in all media, including the Internet, and require advertisers to have substantiation for advertising claims before disseminating advertisements. The Federal Trade Commission recently has brought several actions charging deceptive advertising via the Internet, and is focusing on issues involving advertising via the Internet. We also may be subject to the provisions of the Communications Decency Act, which, among other things, imposes substantial monetary fines and/or criminal penalties on anyone who distributes or displays certain prohibited material over the Internet or knowingly permits a telecommunications device under one's control to be used for this purpose. In addition, government agencies may impose regulatory access fees on Internet usage. If this were to occur, the cost of communicating on the Internet could increase substantially, potentially decreasing use of the Internet.

        Several federal laws that could have an impact on our business have been adopted. The Digital Millennium Copyright Act of 1998 is intended to reduce the liability of online service providers of third-party content, including content that may infringe copyrights or rights of others. The Children's Online Privacy Protection Act imposes additional restrictions on the ability of online services to collect user information from minors. In addition, the Protection of Children from Sexual Predators Act requires online service providers to report evidence of violations of federal child pornography laws under certain circumstances. Federal, state and foreign laws and regulations also currently govern the collection and use of personal identifying information in a number of areas, including limiting the uses of personal user information gathered online or requiring online service providers to establish privacy policies. Federal law also regulates the sending of commercial electronic mail messages. Some state and proposed federal legislation requires that companies notify customers and other affected individuals of computer security breaches involving their personal data. Moreover, proposed legislation in this country and existing laws in foreign countries require companies to establish procedures to notify users of privacy and security policies, obtain consent from users for collection and use of personal information, and/or provide users with the ability to access, correct and delete personal information collected and stored by them.

        It could be costly for us to comply with these existing and potential laws and regulations, and they could harm our marketing efforts and our attractiveness to advertisers by, among other things, restricting our ability to collect demographic and personal information from users or to use or disclose that information in certain ways. If we were to violate these laws or regulations, or if it were alleged that we had, we could face private lawsuits, fines, penalties and injunctions and our business could be harmed. Even though we believe we meet the safe harbor requirements of the Digital Millennium Copyright Act, we could be exposed to copyright actions, which could be costly and time-consuming to defend.

        Finally, the applicability to the Internet and other online services of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain. Any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could also increase our costs of doing business, discourage Internet communications, reduce demand for our services, and expose us to substantial liability.

Our use of open source code software may impose limitations on our ability to commercialize our products and subjects us to possible intellectual property litigation.

        We currently incorporate open source code software into one of our products and may incorporate it into other products in the future. Open source code may impose limitations on our ability to commercialize our products because, among other reasons, open source license terms may be ambiguous and may result in unanticipated obligations regarding our products, and open source software cannot be protected under trade secret law. In addition, it may be difficult for us to determine accurately who the developers of the open source code are and whether the acquired software infringes third-party intellectual property rights. For example, a lawsuit was recently filed against IBM Corporation alleging that IBM misappropriated proprietary UNIX code or derivative works into certain open source software. Claims of infringement or misappropriation against us could require us to seek to obtain licenses from third parties in order to continue offering our products, to reengineer our products or to discontinue the sale of our products in the event reengineering could not be accomplished on a timely basis. If this occurred, our business and operating results could be harmed. Further, our software products contain open source software components that are licensed to us under various public domain licenses, such as the gSOAP public license. Although we believe we have complied with our obligations under the various applicable licenses for open source software that we use, there is little or no legal precedent governing the interpretation of many of the terms of certain of these licenses, and therefore the potential impact of these terms on our business is somewhat unknown. Use of open source standards also may make us more vulnerable to competition because the public availability of open source software could make it easier for new market entrants and existing competitors to introduce similar competing products quickly and cheaply.

Risks Related to the Offering

We expect that approximately $              million will be the only proceeds of this offering available for working capital and general corporate purposes and, thus, future financings may be necessary.

        As described in "Use of Proceeds," we intend to use a substantial portion of the proceeds of this offering to redeem, or otherwise make payments to eliminate, most of our outstanding debt and all of our outstanding preferred stock, including $44.9 million for the redemption of Series A redeemable preferred stock held by certain directors, executive officers and entities affiliated with them. The total of these payments to debt and preferred stockholders will be approximately $119.5 million, which means that, of the net proceeds of this offering, only $             will be available for general corporate purposes. This may require us to raise additional funds in the near future. If we raise additional funds through the issuance of additional equity securities, the percentage ownership of our stockholders would be reduced and the value of their investments might decline. In addition, any new debt or equity securities issued might have rights, preferences or privileges senior to the securities held by existing stockholders. If we raise additional funds through the issuance of debt, we might become subject to restrictive covenants.

In evaluating an investment in our common stock, you should keep in mind that some of our executive officers and directors have interests different from, or in addition to, ours and yours.

        When considering whether to invest in our common stock, you should be aware that some of our directors and executive officers will receive a substantial portion of the offering proceeds because they are holders of Series A redeemable preferred stock that will be redeemed in connection with this offering. In particular, assuming we complete this offering on September 30, 2005, we expect to redeem these securities by paying the following amounts: $21.8 million to entities affiliated with an investment firm, Great Hill Partners, LLC, with which Christopher Gaffney and Michael A. Kumin, members of our board of directors, are affiliated; $12.9 million to an entity, Liberty Mutual Insurance Company, which employs Jeffrey F. Moy, a member of our board of directors; $8.6 million to Christopher Anderson, a member of our board of directors; $1.3 million to Mark A. Jung, our President and Chief Executive Officer and director; and $400,000 to Kenneth H. Keller, our Executive Vice President, Engineering, and Chief Technology Officer. The receipt of proceeds of the offering may have influenced the decisions of these directors and executive officers to proceed with the offering and, accordingly, their interests may conflict with ours and yours. Our board of directors was aware of this potential conflict of interest when it decided to proceed with this offering.

We cannot assure you that an active market will develop or be sustained for our common stock or what the market price of our common stock will be.

        We cannot assure you that an active public trading market for our common stock will develop or be sustained after this offering. The initial public offering price will be determined by negotiations among the underwriters and us, and may bear no relationship to the price at which the common stock will trade following completion of the offering. Thus, you may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

The market price of our common stock may be volatile, and your investment in our common stock could suffer a decline in value.

        The market prices of the securities of Internet-related companies have been extremely volatile and often unrelated to their operating performance. In addition, these market prices generally have declined significantly since early 2000. In particular, the market value of our company has fluctuated widely from over $400 million on the date of our initial public offering in March 2000 to under $30 million on the date of our going-private transaction in August 2003. We cannot assure you that the strategic directions we have taken since the going-private transaction will prove to be successful and that the market value of our company will not decline significantly below the value ascribed to our company in this offering. If this were to happen, your investment in our common stock would decline substantially.

        Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. Factors that could cause fluctuations in the market price of our common stock may include, among other things:

  •
  actual or anticipated variations in quarterly operating results;

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  changes in financial estimates by us or in financial estimates or recommendations by any securities analysts who might cover our common stock;

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  operating performance and stock market price and volume fluctuations of other publicly traded companies and, in particular, those that are Internet-related, in the video game industry or otherwise deemed comparable to us;

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  announcements by us or our competitors of new products or services, technological innovations, significant acquisitions, strategic partnerships or divestitures;

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  announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us;

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  capital commitments;

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  additions or departures of key personnel; and

  •
  conditions or trends in our industry or the video game industry, as well as general economic conditions.

These fluctuations might make it more difficult to use our common stock as currency to make acquisitions that could otherwise be advantageous or to use stock options as a means to attract and retain employees. Analysts and investors may have expectations of our future financial performance that do not reflect our current estimates and expectations, especially prior to the time that we make public guidance available. These expectations might be based in whole or in part on the success or failure of video game publishers and others dependent on that industry, even if the performance of these companies is unrelated to our success or failure, or on our prior guidance with respect to which we had no duty to update. If analysts' or investors' expectations are too low, our stock price could decline at least until we release our results of operations, at which time our financial performance might appear stronger than is truly the case. If analysts' or investors' expectations are too high, our stock price might rise to a level that cannot be supported by our actual performance. Any shortfall in revenue or net income (loss) compared to analysts' or investors' expectations could cause an immediate and significant decline in the market price of our common stock. In addition, we may not learn of these shortfalls until late in the fiscal quarter, which could result in an even more immediate and greater decline in the trading price of our common stock. In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management's attention and resources.

Future sales of our common stock could cause the market price of our common stock price to decline.

        If our stockholders sell, or the market perceives that our stockholders might sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock would likely decline. These sales, or the perception that these sales could occur, might also make it more difficult for us to sell additional equity securities at a time and price that we deem appropriate.

        Upon completion of this offering, we will have outstanding             shares of common stock, assuming no exercise of outstanding options. Of these shares, the              shares sold in this offering will be freely tradable immediately, 21,527,846 additional shares will be eligible for sale 180 days (or, if extended, up to 197 days) after the date of this prospectus following the expiration of lock-up agreements between the underwriters and our officers, directors and stockholders. Deutsche Bank Securities Inc. and Lehman Brothers Inc., on behalf of the underwriters, may release our directors, officers and stockholders from their lock-up agreements with the underwriters at any time and without notice, which would allow for earlier sale of shares in the public market. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as possibly intending to sell them.

        At any time more than six months after the closing of this offering, the holders of a majority of the 20,964,218 shares of common stock having registration rights can require us to file a registration statement so that a portion or all of their shares may be sold in the public markets. In addition, after this offering, we intend to register all shares of our common stock that we may issue under our stock option plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to vesting restrictions and the lock-up agreements described above. If these holders sell a large number of securities in the public market, the sales could cause the market price of our common stock to decline.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change in control of our company.

        Our principal stockholders, directors and executive officers and entities affiliated with them will own approximately    % of the outstanding shares of our common stock after this offering. As a result, these stockholders, acting together, would be able to influence or control matters requiring approval by our stockholders, including the election of directors, the adoption of equity incentive plans and the approval of mergers or other extraordinary transactions. They may have interests that differ from yours and may vote in a way with which you disagree and that may be adverse to your interests. The concentration of ownership could have the effect of delaying, preventing or deferring a change in control of our company, deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and affect the market price of our common stock.

Purchasers in this offering will experience immediate and substantial dilution.

        Our existing investors have paid substantially less per share than the initial public offering price. The initial public offering price will also be substantially higher than the pro forma net tangible book value per share of our common stock outstanding immediately after this offering. As a result, investors purchasing our common stock in this offering will incur immediate dilution of             per share. The exercise of outstanding options and future equity issuances at prices below the initial public offering price would result in further dilution to purchasers in this offering.

We do not expect to pay any dividends for the foreseeable future.

        We have never paid dividends, and we do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. Accordingly, investors must rely on sales of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

We have broad discretion over the use of proceeds from this offering.

        Other than the specific purposes identified in "Use of Proceeds," we will have broad discretion to use the net proceeds from this offering for general corporate purposes, including working capital, and for possible future strategic investments or acquisitions. You will be relying on the judgment of our board of directors and management regarding the application of these proceeds. It is possible that the net proceeds will be invested in a way that does not yield a favorable, or any, return for our company.

Some provisions of our charter, bylaws and Delaware law may inhibit potential acquisition bids that you may consider favorable.

        Certain provisions in our certificate of incorporation and bylaws, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change in control of our company or changes in our management. These provisions:

  •
  divide our board of directors into three classes so that only approximately one-third of the total number of directors is elected each year;

  •
  permit directors to be removed only for cause; and

  •
  specify advance notice requirements for stockholder proposals and director nominations.

        Our board of directors also has the authority to issue up to 5,000,000 shares of preferred stock. Issuance of this preferred stock would make it more difficult for a third party to acquire a majority of our outstanding voting stock, even if doing so would be beneficial to our stockholders. Without any further vote or action on the part of our stockholders, our board of directors has the authority to determine the price, rights, preferences, privileges and restrictions of the preferred stock. This preferred stock, if issued, might have conversion rights and other preferences that work to the disadvantage of the holders of common stock. These provisions could discourage, delay or prevent a merger, tender offer or change in control of our company. These provisions could also discourage proxy contests, make it more difficult for you and other stockholders to elect directors of your choosing, and cause us to take other corporate actions inconsistent with your desires.

        Also, as a Delaware corporation, we are subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its voting stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of our company.

Potential changes to accounting rules regarding stock-based compensation could adversely impact our reported results.

        In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS 123R, which we will be required to implement beginning January 1, 2006. SFAS 123R will result in the recognition of substantial compensation expense relating to our employee stock options and employee stock purchase plans. We currently use the intrinsic-value method to measure compensation expense for stock-based awards to our employees. Under this standard, we measure deferred stock-based compensation on the date of grant as the excess of the deemed fair market value of the common stock over the exercise price of the option. Under the new rules, we are required to adopt a fair-value-based method for measuring the compensation expense related to employee stock awards. This method will lead to substantial additional compensation expense and therefore will have a material adverse effect on our reported results of operations.

Recently enacted changes in securities laws and regulations will increase our costs.

        The Sarbanes-Oxley Act of 2002 and the rules and regulations implementing that act have required changes in corporate governance practices of public companies. Many of these rules and regulations were not in effect when we completed our going-private transaction. These rules and regulations will increase our legal and financial compliance costs once we become a public company and will also make some activities more difficult, time-consuming or costly. Further, our company is substantially different from the company that it was when it was previously a public company, with a finance organization that mostly consists of personnel that were not with us when we were a public company. Accordingly, our operating experience as a public company may not result in efficiencies or cost savings. In addition, we expect these rules and regulations may make it more difficult for us to obtain desired director and officer liability insurance. We may be required to accept reduced coverage or incur substantially higher costs to obtain similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified independent members of our board of directors and qualified members of our management team.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements regarding: our market opportunity; the anticipated expansion of the video game industry and digital content distribution; the anticipated shift in advertising dollars from traditional media to online media; the attractiveness of our user base to advertisers; our strategy; statements concerning projections, predictions, expectations, estimates or forecasts for our business, financial and operating results and future economic performance; statements of management's goals and objectives; and other similar expressions concerning matters that are not historical facts. These statements involve known and unknown risks and uncertainties that could cause our or our industry's actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by forward-looking statements. These risks and uncertainties include, among other things, those identified in "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "continues," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should" and "will," the negative of these terms or other comparable terms. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of the             shares of common stock being offered by this prospectus, at an assumed initial public offering price of $             per share and after deducting the estimated underwriting discounts and commissions and offering expenses, will be approximately $              million, or approximately $         million if the underwriters' over-allotment option is exercised in full. We intend to use a portion of these proceeds to redeem for cash the securities presented in the following table. The following table identifies the cash components of the redemption payments for each of these securities, assuming this offering closes as of September 30, 2005 (in thousands).

Type of Security	Principal and Accrued Dividends(1)	Series A Participation Amount(2)	Prepayment Premiums	Total
Senior secured notes	$36,000	$—	$810	$36,810
Senior subordinated notes	20,000	—	400	20,400
Series A redeemable preferred stock	44,948	—	—	44,948
Series B redeemable preferred stock	12,330	4,718	200	17,248

Total	$113,278	$4,718	$1,410	$119,406

(1)
Interest expense for the senior secured notes and the senior subordinated notes is paid quarterly and therefore not included in this table. Includes $5.0 million and $2.3 million of accrued dividends on shares of Series A and Series B redeemable preferred stock, respectively.

(2)
Upon the redemption of shares of the Series A redeemable preferred stock, the holder of shares of Series B redeemable preferred stock is entitled to receive a participation amount equal to approximately 10.5% of the redemption amount paid to the holders of Series A redeemable preferred stock.

        In addition, we may use a portion of the net proceeds of this offering to acquire complementary technologies or businesses, although we are not currently a party to any contract or letter of intent with respect to any material acquisition. The balance of the net proceeds, approximately $             , will be used for working capital and general corporate purposes. Pending these uses, we will invest the net proceeds in short-term, interest-bearing, investment-grade securities. We cannot predict whether these investments will yield a favorable return.

        The senior secured notes due March 31, 2009 and September 30, 2009 bear interest at a rate equal to the three-month London Interbank Offer Rate plus 5.5%, 6.5% or 7.5%, depending on whether or not we maintain certain financial ratios. In connection with this offering, we are required to redeem these notes at a premium that is equal to a percentage of the principal amount of these notes. We will pay a premium of approximately $810,000 to redeem these notes. We used the proceeds from the senior secured notes that were issued in May 2005, a principal amount of $13.5 million, to acquire AskMen.com.

        The senior subordinated notes due March 3, 2010 bear interest at a rate of 12% per annum, compounded quarterly, and have a redemption premium of either 2.5% or 5% of the principal amount of the notes, depending on the internal rate of return on the notes and the warrant that we issued to Banc of America Capital Investors, L.P. The calculation of this internal rate of return is detailed in our amended and restated certificate of incorporation, Exhibit 3.01 to the registration statement of which this prospectus forms a part. Assuming the date on which we close this offering is September 30, 2005, we will pay a premium of $400,000 to redeem these notes.

DIVIDEND POLICY

        We have never declared or paid dividends on our capital stock and, except for the mandatory distribution on our Series B redeemable preferred stock described in Note 8 of the notes to our consolidated financial statements appearing elsewhere in this prospectus, do not anticipate declaring or paying cash dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

CAPITALIZATION

        The following table sets forth our cash position and capitalization as of June 30, 2005:

  •
  on an actual basis.

  •
  on an as adjusted basis to give effect to the following (dollar amounts assume this offering closes on September 30, 2005):

  •
  the issuance and sale of the                           shares of our common stock being offered by this prospectus, at an assumed initial public offering price of $             per share and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us;

  •
  the redemption, concurrently with the closing of this offering, of all of our outstanding senior secured notes and senior subordinated notes for $36.8 million and $20.4 million, respectively;

  •
  the redemption for cash, concurrently with the closing of this offering, of all outstanding shares of our Series A redeemable preferred stock for $44.9 million;

  •
  the redemption, concurrently with this offering, of all outstanding shares of Series B redeemable preferred stock for $17.3 million;

  •
  the issuance, concurrently with the closing of this offering, of 1,125,960 shares of our common stock to the holder of shares of our Series B redeemable preferred stock in connection with the redemption of those shares, as required by their terms;

  •
  the write-off of unamortized debt issuance costs of $1.8 million; and

  •
  the recording of $15.0 million of accretion of preferred stock as of the closing of this offering, reflecting the difference between the carrying value and liquidation value of these securities at September 30, 2005.

        This table should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	June 30, 2005
	Actual	As Adjusted
	(Unaudited) (In thousands)
Cash, cash equivalents and short-term investments	$8,016	$

Long-term debt, including current portion:
Senior secured notes	35,463		—
Senior subordinated notes	15,978		—
Rotten Tomatoes unsecured notes	5,959
3D Gamers, LLC unsecured notes	716

Total long-term debt, including current portion	58,116

Series A redeemable preferred stock, $0.01 par value, 39,922,957 shares designated, issued and outstanding, actual; no shares issued and outstanding, as adjusted	33,496		—
Series B redeemable preferred stock, $0.01 par value, 56,298 shares designated, issued and outstanding, actual; no shares issued and outstanding, as adjusted	14,136		—
Stockholders' equity:
Preferred stock, $0.0001 par value per share: 40,000,000 shares authorized; and 5,000,000 shares, as adjusted	—		—
Common stock, $0.0001 par value: 28,000,000 shares authorized and 20,432,395 shares issued and outstanding, actual; and 100,000,000 shares authorized and shares issued and outstanding, as adjusted	12
Additional paid-in capital	30,811
Deferred stock-based compensation	(4,101)
Accumulated other comprehensive loss	(14)
Accumulated deficit	—(27,408)

Total stockholders' equity	(700)

Total capitalization	$105,048	$

        In the preceding table, the number of shares of common stock outstanding does not include:

  •
  4,614,500 shares of common stock issuable upon exercise of stock options outstanding under our amended and restated 2003 stock option and grant plan as of June 30, 2005 at a weighted average exercise price of $4.58;

  •
  904,690 shares of common stock reserved and available for future issuance under our amended and restated 2003 stock option and grant plan as of June 30, 2005; and

  •
  shares of common stock reserved and available for future issuance under our 2005 equity incentive plan that was approved by our board of directors on                            , 2005.

If the underwriters exercise their over-allotment option in full, the number of shares held by new investors would increase to             shares, or         % of the total number of shares of our common stock outstanding after this offering.

DILUTION

        Investors participating in this offering will incur immediate, substantial dilution. If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after the closing of this offering. Our net tangible book value as of June 30, 2005 was $(87.8) million, or $(4.30) per share of common stock. Net tangible book value per share represents total tangible assets less total liabilities and redeemable preferred stock, divided by the total number of shares of common stock outstanding as of June 30, 2005. Assuming:

  •
  the issuance and sale of the                           shares of our common stock being offered by this prospectus, at an assumed initial public offering price of $             per share and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us;

  •
  the redemption, concurrently with the closing of this offering, of all of our outstanding senior secured notes and senior subordinated notes for $36.8 million and $20.4 million, respectively;

  •
  the redemption, concurrently with the closing of this offering, of all outstanding shares of our Series A redeemable preferred stock for $44.9 million;

  •
  the redemption, concurrently with this offering, of all outstanding shares of Series B redeemable preferred stock for $17.3 million;

  •
  the issuance, concurrently with the closing of this offering, of 1,125,960 shares of our common stock to the holder of shares of our Series B redeemable preferred stock in connection with the redemption of those shares, as required by their terms;

  •
  the write-off of unamortized debt issuance costs of $1.8 million; and

  •
  the recording of $15.0 million of accretion of preferred stock as of the closing of this offering, reflecting the difference between the carrying value and liquidation value of these securities at September 30, 2005, then

our as adjusted net tangible book value as of June 30, 2005 would have been $             , or $             per share. This represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2005	$(4.30)
Increase per share attributable to sale of common stock in this offering

As adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

        The following table shows, as of June 30, 2005 on an as adjusted basis, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share paid by existing stockholders for their common stock and by new investors purchasing common stock in this offering:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	21,950,028%		$15,101,000%		$1.45
New investors

Total		100.0%		$100.0%

        In the preceding tables, the number of shares of common stock outstanding does not include:

  •
  4,614,500 shares of common stock issuable upon exercise of stock options outstanding under our amended and restated 2003 stock option and grant plan as of June 30, 2005 at a weighted average exercise price of $4.58;

  •
  904,690 shares of common stock reserved and available for future issuance under our amended and restated 2003 stock option and grant plan as of June 30, 2005; and

  •
  shares of common stock reserved and available for future issuance under our 2005 equity incentive plan that was approved by our board of directors on                            , 2005.

If the underwriters exercise their over-allotment option in full, the number of shares held by new investors would increase to             shares, or         % of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated financial data presented in this section are qualified by reference to and should be read carefully in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements.

        In late August 2003, we entered into a going-private transaction as a result of which our public reporting obligations with the Securities and Exchange Commission ceased and our common stock was no longer traded on the Nasdaq SmallCap Market effective August 28, 2003. Our consolidated financial statements through August 31, 2003, identified below by the title "Predecessor Company," are those of the public company prior to the going-private transaction. Our consolidated financial statements as a private company after August 31, 2003 are identified below as those of the "Successor Company."

        The consolidated statement of operations data for the year ended December 31, 2002, the eight months ended August 31, 2003, the four months ended December 31, 2003 and the year ended December 31, 2004 and the consolidated balance sheet data as of December 31, 2003 and 2004 set forth below are derived from our audited financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2000 and 2001 and the consolidated balance sheet data as of December 31, 2000, 2001 and 2002 set forth below are derived from our unaudited financial statements that are not included in this prospectus. Our financial statements as of and for the four months ended December 31, 2003 were previously audited by our former auditors and our financial statements as of and for the years ended December 31, 2000, 2001 and 2002 were previously audited by other former auditors. The financial statements as of December 31, 2000 and 2001 were not reaudited. The financial statements for the year ended December 31, 2002 and for the four months ended December 31, 2003 were reaudited by KPMG LLP.

        The selected consolidated financial data for the six months ended June 30, 2004 and 2005 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. These unaudited consolidated financial statements, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information in accordance with accounting principles generally accepted in the United States. These six-month results are not necessarily indicative of future results of operations.

	Predecessor Company				Successor Company
							Six Months Ended June 30,
	Year Ended December 31,			Eight Months Ended August 31, 2003	Four Months Ended December 31, 2003
						Year Ended December 31, 2004
	2000	2001	2002				2004	2005
	(Unaudited)	(Unaudited)					(Unaudited)
Consolidated Statement of Operations Data (in thousands except per share data):
Revenue:
Advertising	$21,242	$9,277	$9,626	$7,509	$8,063	$33,096	$11,194	$20,281
Subscriptions and service	—	401	1,646	1,610	359	9,853	2,898	8,419

Total revenue	21,242	9,678	11,272	9,119	8,422	42,949	14,092	28,700

Operating expenses:
Production, content and fulfillment (a)	25,527	9,927	6,147	4,179	2,306	13,016	5,966	7,646
Engineering and development (a)	9,940	6,320	1,470	1,063	587	5,998	2,573	3,482
Sales and marketing (a)	39,793	10,044	5,332	4,089	2,733	13,896	5,969	9,779
General and administrative (a)	7,926	5,045	4,095	1,871	1,476	12,142	5,720	6,201
Amortization of intangible assets	4,001	3,692	—	—	128	3,834	1,450	2,530
Restructuring and asset impairment charges	—	4,171	6,677	67	317	219	109	113
Gain on sale of assets	—	—	(1,114)	—	—	—	—	—
Write-off of IPO preparation costs		—	—	—	—	2,961	—	—
Expenses related to going-private transaction	—	—	—	1,111	35	—	—	—

Total operating expenses	87,187	39,199	22,607	12,380	7,582	52,066	21,787	29,751

Income (loss) from operations	(65,945)	(29,521)	(11,335)	(3,261)	840	(9,117)	(7,695)	(1,051)
Interest expense	1,591	589	(10)	—	—	(4,984)	(1,725)	(3,517)
Other income (expense), net	—	—	79	13	10	(25)	26	(36)

Net income (loss) before provision for income taxes, cumulative effect of adoption of accounting principle and accretion of preferred stock	(64,354)	(28,932)	(11,266)	(3,248)	850	(14,126)	(9,394)	(4,604)
Provision for income taxes	—	—	—	—	(664)	(20)	(8)	(95)

Net income (loss) before cumulative effect of adoption of accounting principle and accretion of preferred stock	(64,354)	(28,932	(11,266)	(3,248)	186	(14,146)	(9,402)	(4,699)
Cumulative effect of adoption of accounting principle	—	—	(1,949)	—	—	—	—	—

Net income (loss) before accretion of preferred stock	(64,354)	(28,932)	(13,215)	(3,248)	186	(14,146)	(9,402)	(4,699)
Accretion of preferred stock	—	—	—	—	(1,134)	(4,799)	(2,233)	(2,816)

Net loss attributable to holders of common stock	$(64,354)	$(28,932)	$(13,215)	$(3,248)	$(948)	$(18,945)	$(11,635)	$(7,515)

Basic and diluted net loss per share attributable to holders of common stock before adoption of accounting principle	$(44.05)	$(15.45)	$(5.74)	$(1.45)	$(0.05)	$(0.94)	$(0.56)	$(0.37)
Adoption of accounting principle:	—	—	(1.00)	—	—	—	—	—

Basic and diluted net loss per share attributable to holders of common stock after adoption of accounting principle	$(44.05)	$(15.45)	$(6.74)	$(1.45)	$(0.05)	$(0.94)	$(0.56)	$(0.37)

Weighted average number of shares used in computing basic and diluted per share amounts	1,461	1,873	1,962	2,243	17,705	20,181	20,827	20,422

(a)
Includes stock-based compensation, as follows:

Production, content and fulfillment	$1,833	$(61)	$44	$9	$12	$81	$21	$71
Engineering and development	486	(87)	19	7	102	1,587	762	463
Sales and marketing	1,415	(78)	441	30	33	435	186	309
General and administrative	2,405	800	447	37	494	6,770	3,121	1,979

Total	$6,139	$574	$951	$83	$641	$8,873	$4,090	$2,822

	Predecessor Company			Successor Company
	December 31,			December 31,
						June 30, 2005
	2000	2001	2002	2003	2004
	(Unaudited)	(Unaudited)				(Unaudited)
Consolidated Balance Sheet Data (in thousands):
Cash, cash equivalents and short-term investments	$26,479	$8,285	$3,282	$1,840	$7,113	$8,016
Working capital	20,779	3,521	2,689	3,772	2,523	591
Total assets	54,840	21,314	8,590	41,445	110,488	127,279
Long-term obligations, including current portion	3,133	—	—	—	43,221	58,116
Series A and Series B redeemable preferred stock	—	—	—	25,375	44,816	47,632
Total stockholders' equity	42,301	13,743	3,553	10,091	3,887	(700)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements, such as our plans, expectations and intentions, that are based on current expectations and relate to future events and our future financial performance. Our future involves risks and uncertainties, as set forth under "Special Note Regarding Forward-Looking Statements." Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth under "Risk Factors," "Business" and elsewhere in this prospectus.

Overview

        We are a leading community-based Internet media and services company for video gaming and other forms of digital entertainment. We own and operate a network of branded web sites that provide content and services to consumers, advertisers and publishers and developers of video games and other forms of digital entertainment.

        We consider the following to be key drivers of our growth:

  •
  Increasing Internet usage and broadband access. One of the primary determinants of our business growth is the number of computer users with broadband Internet access. Broadband access facilitates the consumption of data-intensive, rich media content, such as video games, filmed entertainment and music, because its high-speed, "always on" nature permits users to access large files quickly and conveniently.

  •
  Increasing acceptance and rapid growth of online advertising. A significant majority of our revenue is derived from advertisements placed on our network of web sites. Increasing acceptance and growth of online advertising is critical to our growth. We believe that the overall dollars allocated to online advertising will increase as large offline advertisers continue to seek the benefits of online marketing.

  •
  Entertainment consumption by young males shifting online. Young males account for a large share of Internet usage and online entertainment consumption. We believe that our audience is attractive to video game publishers, entertainment and media companies, and consumer advertisers targeting this demographic segment.

        We manage and evaluate our business based on a number of metrics, including:

  •
  total unique users;

  •
  total pages views;

  •
  total subscribers; and

  •
  average fee paid per subscriber.

        While we believe these metrics are useful in evaluating macro trends in our business, these metrics can fluctuate due to a number of factors, including new video game releases and events in the video game industry, such as E3, a major annual video game trade show. Therefore, these metrics do not directly correlate with our operating performance.

  Corporate History

        From our inception in January 1997 through January 5, 1999, we operated as a division of Imagine Media, Inc., a California corporation. We were incorporated in Delaware as an independent company on January 6, 1999 as Affiliation, Inc. and changed our name to Affiliation Networks, Inc. in February 1999. We then changed our name to Snowball.com, Inc. in September 1999. We grew rapidly in 1999 and in early 2000, supported by $68.5 million from private equity offerings. We raised additional gross proceeds of approximately $69.8 million from our initial public offering in March 2000. Prior to and after this offering, we operated our IGN.com network and several other online networks, each of which targeted users with different demographic characteristics.

        During the first half of 2000, we dramatically increased our headcount, made substantial property, technology and other commitments and generally increased our cost base in anticipation of expected strong growth in our business. During the second half of 2000 and through 2001, adverse economic conditions caused substantial reductions in the overall volume of online advertising, forced many of our customers to go out of business and caused our revenue to decline substantially.

        In response to these challenging conditions and our increasing losses from operations, we worked to streamline operations, reduce costs and refocus our business around our IGN.com network. Between March 2000 and March 2002, we reduced our workforce by approximately 300 positions, or 76%, restructured our business and commitments, and aggressively managed our costs. By early 2002, we had sold or ceased operating all of our web sites, except those within our IGN.com network, and had implemented additional cost management strategies. In May 2002, we changed our name to IGN Entertainment, Inc. to reflect this change in focus.

        After considering various strategic alternatives from early 2001 through the first half of 2003, in August 2003, we completed a going-private transaction in which our securityholders received $29.8 million. The going-private transaction was led by Great Hill Partners, LLC and several members of our board of directors and management team.

        After the going-private transaction, we focused on becoming the leading community-based Internet media and services company for video gaming. A core element of this strategy was acquiring other Internet media companies that were successfully attracting audiences of digital entertainment enthusiasts. This strategy was aimed at increasing our audience of 13 to 34 year-old male digital entertainment enthusiasts and expanding our paid service offerings.

  Significant Acquisitions

        In March 2004, we acquired GameSpy, an online entertainment and technology company serving video game enthusiasts and game developers, for a cash purchase price of $53.3 million. This acquisition significantly increased the size of our audience and enhanced our portfolio of services. We financed this acquisition through the issuance of Series A and Series B redeemable preferred stock, common stock and senior secured and subordinated notes. We will redeem all the preferred stock and these notes in connection with this offering. IGN and the shareholders of GameSpy recently settled certain claims against the escrow balances established in connection with the acquisition, resulting in IGN's receiving approximately $1.7 million.

        In July 2004, we acquired Rotten Tomatoes, a destination site for movie and DVD enthusiasts, for $7.8 million, $2.8 million of which was paid at the closing and $5.0 million of which will be paid in two installments on the first and second anniversaries of the closing.

        In May 2005, we acquired AskMen.com, an Internet web site offering information regarding male lifestyle. In connection with this acquisition, we raised an additional $13.5 million by issuing senior secured notes to the holders of our existing senior secured notes. We paid total consideration of $13.5 million, of which $4.8 million was held in escrow to indemnify us for AskMen.com's non-compliance, if any, with representations and warranties under the purchase agreement.

  Sources of Revenue

        Advertising Campaigns.    We generate revenue from advertisements placed on our network of web sites. We use traditional banner advertisements, interstitials and other online advertising units to design tailored marketing campaigns for each of our advertising customers. For these advertising services, we earn revenue as "impressions" are delivered. "Impressions" are the number of times that an advertisement appears in pages viewed by users. Revenue varies based on the placement of the advertisement on our network, the mix of the advertising units within a campaign and the number of impressions delivered. Advertising revenue as a percentage of our total revenue was 85% in 2002, 89% in 2003, 77% in 2004, and 71% for the six months ended June 30, 2005.

        Our advertising revenue depends upon a relatively small number of customers. In 2004, we had 270 advertising customers and revenue from our top 10 advertising customers accounted for approximately 40% of our total advertising revenue.

        Approximately 45% of our advertising revenue in the twelve-months ended June 30, 2005 was derived from video game-related companies. Changes in the video game industry can affect the amount of advertising revenue we receive from these customers. Currently, several video game consoles are reaching the end of their life cycles, and many video game publishers are producing fewer games. While it is difficult to predict the effect of these trends, we believe they may limit or reduce the online advertising budgets of these customers in future periods.

        Subscriptions and Service Contracts.    We generate revenue from subscriptions for premium content and services for which our users generally subscribe for periods of one month to twelve months in length. We receive the full subscription fee at the beginning of the subscription period under these arrangements, and amortize the subscription revenue ratably over that period. We had $436,000 and $3.3 million of unrecognized deferred subscription revenue on our consolidated balance sheets as of December 31, 2003 and 2004, respectively.

        In addition, we generate revenue from service contracts with video game developers and publishers who pay us for the right to integrate our multiplayer technology into their video games and to host online multiplayer gaming. As we acquired the technology that facilitates this service offering in the GameSpy acquisition, we first began recognizing revenue from these arrangements in March 2004. As of December 31, 2004, we had approximately $3.1 million of deferred revenue related to these contracts on our consolidated balance sheet.

        Subscriptions and service revenue as a percentage of total revenue was 15% in 2002, 11% in 2003, 23% in 2004, and 29% for the six months ended June 30, 2005. Although subscriptions and service revenue has increased in recent periods, we believe that advertising revenue will continue to represent the substantial majority of our total revenue in the future.

  Operating Expenses

        Production, Content and Fulfillment Expenses.    Production, content and fulfillment expenses include the costs associated with creating and acquiring content for our web sites and the costs associated with fulfilling performance obligations under our revenue contracts. Production and content expenses consist primarily of payroll and related expenses for editorial, artistic and production staff, payments to freelance writers and artists, telecommunications and computer-related expenses for the creation of content for our web sites, and corporate overhead costs, such as rent and utilities, which are allocated on departmental headcount. Fulfillment costs consist primarily of bandwidth costs, payroll and related expenses for operations personnel responsible for scheduling and fulfilling advertising campaigns, third-party advertising server costs, credit card and other transaction fees related to processing customer transactions and allocated corporate overhead costs. Production, content and fulfillment expenses should increase as we expand our staff of editors and our production staff in order to increase the quality and quantity of our content, and as we hire additional operations personnel to manage the fulfillment requirements of a higher volume of advertising campaigns.

        Engineering and Development Expenses.    Engineering and development expenses consist primarily of payroll and related expenses for our engineering and development staff, outside contractor costs and allocated corporate overhead costs. We focus our engineering and development efforts on technologies associated with our web sites, advertising product technologies and technologies associated with our hosting service contracts. We expect that engineering and development expenses will increase as we expand our advertising product offerings, features on our web sites and technology features we offer to third parties.

        Sales and Marketing Expenses.    Sales and marketing expenses consist primarily of salaries, commissions and related expenses for our sales and marketing staff, travel and entertainment expenses, marketing programs, which include trade shows, events, corporate communications and other brand building and product marketing expenses, and allocated corporate overhead costs. We expect that sales and marketing expenses will increase and should continue to be our largest expense category. As our revenue increases, we plan to continue to expand our sales and marketing organization in order to obtain new advertising customers, increase penetration within our existing customer base, expand our domestic and international selling and marketing activities, build brand awareness and sponsor additional marketing events.

        General and Administrative.    General and administrative expenses consist primarily of payroll and related expenses for corporate personnel, including our corporate executives and our accounting and finance, human resources and legal staff. In addition, general and administrative expenses include costs related to professional services, consulting fees, bad debt expenses and allocated corporate overhead costs.

        We believe that general and administrative expenses will increase as a percentage of total revenue as we expand our corporate infrastructure to support future growth. In particular, we expect our executive compensation to increase as a result of the expansion of our executive team. We have recently added several executives, including a Chief Financial Officer in May 2004, an Executive Vice President, Corporate Strategy, and General Counsel in June 2004, a Vice President of Finance in June 2004 and a Vice President of Human Resources in November 2004. In addition, we expect to incur increased general and administrative expenses associated with being a public company, including higher legal and accounting fees, higher consulting fees associated with implementation of Sarbanes-Oxley Act regulations, higher directors and officers liability insurance premiums and increased costs for personnel to oversee compliance with securities laws.

        Stock-Based Compensation.    In connection with the grant of stock option and restricted stock awards, we have recorded deferred stock-based compensation for the difference between the exercise price or purchase price, as appropriate, and the deemed fair value for financial accounting purposes of the option awards or underlying shares of stock on the date of the grant. In 2002 and the eight months ended August 31, 2003, stock-based compensation expense related primarily to remaining amortization of deferred stock-based compensation recorded at or before the time of our initial public offering in March 2000. All deferred stock-based compensation recorded prior to our going-private transaction was fully amortized as of August 31, 2003.

        Provision for Income Taxes.    We are subject to federal and state income taxes. To date, we have been subject to minimal income taxes in one foreign jurisdiction, resulting from our acquisition of AskMen.com. Due to our historical operating losses, we have not paid federal income taxes through the periods ended December 31, 2004. We have placed a valuation allowance against the entire amount of our net deferred tax assets as of December 31, 2003 and 2004 because of our assessment that, due to our history of operating losses and the related uncertainty about our ability to generate sufficient taxable income during the carryforward period, it is more likely than not that we will not realize the deferred tax assets. In the four months ended December 31, 2003, we utilized available net operating loss carryforwards generated prior to the going-private transaction to offset taxable income.

Special Note Regarding Comparability of Periods

        Our results of operations after August 31, 2003 are not comparable to our results of operations prior to August 31, 2003 because we established a new basis of accounting as a result of the going-private transaction. As the going-private transaction occurred in August 2003, our 2003 results of operations include a Predecessor Company period for the eight months ended August 31, 2003, and a Successor Company period for the four months ended December 31, 2003. We have combined these periods into an annual presentation for 2003 to facilitate comparisons to our results of operations in 2002 and 2004. Our combined results for 2003 are presented for convenience of annual comparison and are not meant to be a presentation in accordance with generally accepted accounting principles.

Results of Operations

        The following tables set forth selected consolidated statements of operations data for each of the periods indicated and those data as percentages of total revenue (dollars in thousands):

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003(1)	2004	2004	2005
				(Unaudited)
Revenue:
Advertising	$9,626	$15,572	$33,096	$11,194	$20,281
Subscriptions and service	1,646	1,969	9,853	2,898	8,419

Total revenue	11,272	17,541	42,949	14,092	28,700

Operating expenses:
Production, content and fulfillment	6,103	6,464	12,935	5,945	7,575
Engineering and development	1,451	1,541	4,411	1,811	3,019
Sales and marketing	4,891	6,759	13,461	5,783	9,470
General and administrative	3,648	2,816	5,372	2,599	4,222
Amortization of intangible assets	—	128	3,834	1,450	2,530
Restructuring and asset impairment charges	6,677	384	219	109	113
Gain on sale of assets	(1,114)	—	—	—	—
Stock-based compensation (2)	951	724	8,873	4,090	2,822
Write-off of IPO preparation costs	—	—	2,961	—	—
Expenses related to going-private transaction	—	1,146	—	—	—

Total operating expenses	22,607	19,962	52,066	21,787	29,751

Loss from operations	(11,335)	(2,421)	(9,117)	(7,695)	(1,051)
Interest expense	(10)	—	(4,984)	(1,725)	(3,517)
Other income (expense), net	79	23	(25)	26	(36)

Net loss before provision for income taxes, cumulative effect of adoption of accounting principle and accretion of preferred stock	(11,266)	(2,398)	(14,126)	(9,394)	(4,604)
Provision for income taxes	—	(664)	(20)	(8)	(95)

Net loss before cumulative effect of adoption of accounting principle and accretion of preferred stock	(11,266)	(3,062)	(14,146)	(9,402)	(4,699)
Cumulative effect of adoption of accounting principle	(1,949)	—	—	—	—

Net loss before accretion of preferred stock	(13,215)	(3,062)	(14,146)	(9,402)	(4,699)
Accretion of preferred stock	—	(1,134)	(4,799)	(2,233)	(2,816)

Net loss attributable to holders of common stock	$(13,215)	$(4,196)	$(18,945)	$(11,635)	$(7,515)

(1)
For ease of presentation in the table above, we have combined the eight months ended August 31, 2003 (Predecessor Company) and four months ended December 31, 2003 (Successor Company). Our combined results of operations for 2003 include restated financial statements for the four months ended December 31, 2003. See "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus for a complete presentation of these 2003 periods.

(2)
To facilitate comparability of operating expenses across the periods presented, stock-based compensation in the amounts stated below has been excluded from the following operating expense categories and included in the operating expense category entitled "stock-based compensation."

Production, content and fulfillment	$44	$21	$81	$21	$71
Engineering and development	19	109	1,587	762	463
Sales and marketing	441	63	435	186	309
General and administrative	447	531	6,770	3,121	1,979

	$951	$724	$8,873	$4,090	$2,822

	Year Ended December 31,			Six Months Ended June 30,
	2002	2003(1)	2004	2004	2005
				(Unaudited)
Revenue:
Advertising	85%	89%	77%	79%	71%
Subscriptions and service	15	11	23	21	29

Total revenue	100	100	100	100	100

Operating expenses:
Production, content and fulfillment	54	37	30	42	26
Engineering and development	13	9	10	13	11
Sales and marketing	44	38	31	41	33
General and administrative	32	16	12	19	15
Amortization of intangible assets	—	1	9	10	9
Restructuring and asset impairment charges	59	2	1	1	—
Gain on sale of assets	(10)	—	—	—	—
Stock-based compensation (2)	9	4	21	29	10
Write-off of IPO preparation costs	—	—	7	—	—
Expenses related to going-private transaction	—	7	—	—	—

Total operating expenses	201	114	121	155	104

Loss from operations	(101)	(14)	(21)	(55)	(4)
Interest expense	—	—	(12)	(12)	(12)
Other income (expense), net	1	—	—	—	—

Net loss before provision for income taxes, cumulative effect of adoption of accounting principle and accretion of preferred stock	(100)	(14)	(33)	(67)	(16)
Provision for income taxes	—	(4)	—	—	—

Net loss before cumulative effect of adoption of accounting principle and accretion of preferred stock	(100)	(18)	(33)	(67)	(16)
Cumulative effect of adoption of accounting principle	(17)	—	—	—	—

Net loss before accretion of preferred stock	(117)	(18)	(33)	(67)	(16)
Accretion of preferred stock	—	(6)	(11)	(16)	(10)

Net loss attributable to holders of common stock	(117)%	(24)%	(44)%	(83)%	(26)%

(1)
For ease of presentation in the table above, we have combined the eight months ended August 31, 2003 (Predecessor Company) and four months ended December 31, 2003 (Successor Company). Our combined results of operations for 2003 include restated financial statements for the four months ended December 31, 2003. See "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus for a complete presentation of these 2003 periods.

(2)
To facilitate comparability of operating expenses across the periods presented, stock-based compensation in the percentages stated below has been excluded from the following operating expense categories and included in the operating expense category entitled "stock-based compensation."
Production, content and fufillment	—%	—%	—%	—%	—%
Engineering and development	—	1	4	5	2
Sales and marketing	4	—	1	1	1
General and administrative	4	3	16	22	7

	8%	4%	21%	28%	10%

Comparison of Six Months Ended June 30, 2004 and 2005

  Revenue

        As Reported and Pro Forma Revenue.    On March 3, 2004, we acquired GameSpy, and from the date of the acquisition through June 30, 2005, our results of operations include the financial performance of both entities. The following table presents unaudited pro forma revenue data for the six months ended June 30, 2004 as if the acquisition had occurred on January 1, 2004 (dollars in thousands):

	Six Months Ended June 30, 2004				Six Months Ended June 30, 2005
	IGN As Reported	GameSpy(1)	Pro Forma Combined	Percentage of Total Revenue	Amount	Percentage of Total Revenue
Revenue:
Advertising	$11,194	$1,453	$12,647	74%	$20,281	71%
Subscriptions and service	2,898	1,533	4,431	26	8,419	29

Total revenue	$14,092	$2,986	$17,078	100%	$28,700	100%

(1)
GameSpy revenue is for the two months ended February 29, 2004.

        Advertising Revenue.    Advertising revenue increased 81% from $11.2 million in the six months ended June 30, 2004 to $20.3 million in the six months ended June 30, 2005. A significant reason for this increase was our acquisition of GameSpy in March 2004, which increased the size of our audience and provided additional inventory of web site pages on which to sell advertising placements and deliver impressions to our customers. On a pro forma combined basis after giving effect to the GameSpy acquisition, advertising revenue increased 61% from $12.6 million in the six months ended June 30, 2004 to $20.3 million in the six months ended June 30, 2005. We believe our revenue growth from 2004 to 2005, on a pro forma basis, was primarily attributable to the significant increase in the size of our audience as a result of our acquisition of GameSpy. With our larger audience, we were able to attract new advertising customers, develop premium-priced advertising campaigns and increase our inventory of web site pages on which we could sell advertising placements and deliver impressions.

        Subscriptions and Service Revenue.    Subscriptions and service revenue increased 190% from $2.9 million in the six months ended June 30, 2004 to $8.4 million in the six months ended June 30, 2005, principally reflecting the GameSpy acquisition in March 2004. On a pro forma combined basis after giving effect to the GameSpy acquisition, subscriptions and service revenue increased 91% from $4.4 million in the six months ended June 30, 2004 to $8.4 million in the six months ended June 30, 2005. We were required to record GameSpy deferred revenue at fair value as of the acquisition date in accordance with the purchase method of accounting. This reduced the pre-combination deferred revenue for GameSpy by $3.3 million. Amortization of pre-combination deferred revenue in the first half of 2004 would have resulted in an additional $1.5 million of subscriptions and service revenue, for a total pro forma increase of approximately 42%, or $2.5 million, in the six months ended June 30, 2005 over the year earlier period. The pro forma increase related primarily to an increase in subscriptions revenue of approximately $810,000, which resulted from an increase in the average number of subscribers from 202,000 in the six months ended June 30, 2004 to 261,000 in the six months ended June 30, 2005. The average monthly subscription revenue per subscriber was $4.69 for the six months ended June 30, 2004 and $4.42 for the six months ended June 30, 2005. This decrease was primarily related to pricing incentives offered to subscribers in the first six months of 2005.

        Service revenue increased approximately $1.5 million in the six months ended June 30, 2005 from the year earlier period. We commenced our Direct2Drive download service in the fourth quarter of 2004, which generated approximately $455,000 of this increase in service revenue in the first half of 2005.

  Operating Expenses

        Production, Content and Fulfillment.    Production, content and fulfillment expenses increased 27% from $6.0 million in the six months ended June 30, 2004 to $7.6 million in the six months ended June 30, 2005. These expenses include stock-based compensation expense of $21,000 in the six months ended June 30, 2004 and $71,000 in the six months ended June 30, 2005. The increase of $1.6 million resulted primarily from a $959,000 increase in personnel costs associated with the expansion of our production, content and fulfillment staff, a $325,000 increase in allocated corporate overhead costs primarily due to increased leased facilities resulting from our acquisitions and personnel expansion and a $292,000 increase in bandwidth costs due to increased user traffic on our network of web sites. These expenses decreased as a percentage of total revenue from 42% in 2004 to 26% in 2005 primarily due to growth in subscription revenue, which require minimal fulfillment costs, and bandwidth cost savings achieved from our GameSpy acquisition.

        Engineering and Development.    Engineering and development expenses increased 35% from $2.6 million in the six months ended June 30, 2004 to $3.5 million in the six months ended June 30, 2005. These expenses include stock-based compensation expense of $762,000 in the six months ended June 30, 2004 and $463,000 in the six months ended June 30, 2005. Overall, we increased headcount in engineering and development, resulting in a personnel cost increase of $900,000. This increase related primarily to the inclusion of six months of GameSpy personnel costs in the first half of 2005 compared to four months of GameSpy personnel costs in the first half of 2004.

        Sales and Marketing.    Sales and marketing expenses increased 64% from $6.0 million in the six months ended June 30, 2004 to $9.8 million in the six months ended June 30, 2005. These expenses include stock-based compensation expense of $186,000 in 2004 and $309,000 in 2005. The increase of $3.8 million related primarily to a $2.0 million increase in personnel costs associated with the expansion of our sales and marketing staff and a $1.1 million increase in allocated corporate overhead costs. These increases related primarily to the inclusion of six months of GameSpy personnel costs in the first half of 2005 compared to four months of GameSpy personnel costs in the first half of 2004. In addition, this increase includes increased commissions of $363,000 resulting from the higher revenue levels achieved in the first half of 2005. These expenses decreased as a percentage of total revenue from 41% in 2004 to 33% in 2003 primarily due to growth in subscription revenue for which there are minimal selling and marketing costs. In particular, these products are primarily marketed on our web sites, and our sales force does not receive commissions for revenue generated from the sale of these products.

        General and Administrative.    General and administrative expenses increased 9% from $5.7 million in the six months ended June 30, 2004 to $6.2 million in the six months ended June 30, 2005. These expenses include stock-based compensation expense of $3.1 million in the six months ended June 30, 2004 and $2.0 million in the six months ended June 30, 2005. The increase of $1.6 million, after exclusion of stock-based compensation expense from each year, resulted from a $853,000 increase in personnel costs resulting from the expansion of our general and administrative staff, including the addition of a Chief Financial Officer and several senior finance and administrative personnel. The increase also resulted from increased professional services costs of $739,000, including tax services, fees related to re-audits and restatements of prior periods and audit and legal fees.

        Stock-based Compensation.    Stock-based compensation expense decreased from $4.1 million in the six months ended June 30, 2004 to $2.8 million in the six months ended June 30, 2005. This decrease primarily resulted from restricted stock awards to founders and, to a lesser extent, grants of stock options to a significant majority of our employees in the third quarter of 2004. After the going-private transaction, certain key employees received stock awards in the four months ended December 31, 2003, but most employees did not receive grants until August 2004.

        Amortization of Intangible Assets.    Amortization of intangible assets increased from $1.5 million in the six months ended June 30, 2004 to $2.5 million in the six months ended June 30, 2005. This increase resulted from six months of amortization of intangible assets from the GameSpy acquisition in the first half of 2005 compared to four months of amortization of these assets in the first half of 2004, and also from amortization in 2005 of intangible assets from our acquisition of Rotten Tomatoes, which occurred in the third quarter of 2004.

        Restructuring and Asset Impairment Charges.    Restructuring and asset impairment charges of $109,000 and $113,000 in the six months ended June 30, 2004 and 2005, respectively, represented the ongoing accretion of discounted future lease commitments for our excess facilities in New York and Connecticut. These discounted future lease commitments were accrued in a restructuring charge in 2002.

        Interest Expense.    Interest expense was $1.7 million and $3.5 million in the six months ended June 30, 2004 and 2005, respectively. These amounts primarily resulted from interest payments, imputed interest expense and amortization of debt issuance costs for the $22.5 million of senior secured notes and $20.0 million of senior subordinated notes payable issued in connection with the GameSpy acquisition. There was four months of interest expense related to these debt instruments in the first half of 2004 compared to six months in the first half of 2005. In addition, interest expense for the first half of 2005 included imputed interest from undiscounted $6.5 million and $800,000 seller-financed notes payable from the Rotten Tomatoes and 3D Gamers acquisitions, respectively, and interest payments, imputed interest expense and amortization of debt issuance costs on an additional $13.5 million of senior secured notes issued in May 2005 to finance the AskMen.com acquisition.

        Provision for Income Taxes.    Provisions for income taxes of $8,000 and $95,000 were recorded for federal and state taxes for the first six months of 2004 and 2005, respectively.

        Accretion of Preferred Stock.    Accretion of preferred stock was $2.2 million and $2.8 million in the six months ended June 30, 2004 and 2005, respectively. These amounts represented accretion of Series A redeemable preferred stock and Series B redeemable preferred stock to their mandatory redemption values using the effective interest rate method. The increase between the comparison periods primarily relates to the issuance on March 3, 2004 of the second round of Series A redeemable preferred stock and the issuance of the Series B redeemable preferred stock, for each of which four months of accretion is included in the first half of 2004 and six months of accretion is included in the first half of 2005. In addition, under the effective interest rate method, quarterly accretion increases over time as dividends compound annually for the Series A redeemable preferred stock and quarterly for the Series B redeemable preferred stock.

Comparison of Years Ended December 31, 2003 and 2004

  Revenue

        Pro Forma Revenue.    On March 3, 2004, we acquired GameSpy, and from the date of the acquisition through December 31, 2004, our results of operations include the financial performance of both entities. The following table presents unaudited pro forma revenue data for 2003 and 2004 as if the acquisition had occurred on January 1, 2003 (dollars in thousands):

	Year Ended December 31, 2003				Year Ended December 31, 2004
	IGN	GameSpy	Pro Forma Combined	Percentage of Total Revenue	IGN	GameSpy(1)	Pro Forma Combined	Percentage of Total Revenue
Revenue:
Advertising	$15,572	$8,736	$24,308	69%	$33,096	$1,453	$34,549	75%
Subscriptions and service	1,969	8,942	10,911	31	9,853	1,533	11,386	25

Total revenue	$17,541	$17,678	$35,219	100%	$42,949	$2,986	$45,935	100%

(1)
GameSpy revenue is for the two months ended February 29, 2004.

        Advertising Revenue.    Advertising revenue increased 113% from $15.6 million in 2003 to $33.1 million in 2004. A primary reason for this increase was the acquisition of GameSpy in March 2004. On a pro forma combined basis after giving effect to the acquisition of GameSpy, advertising revenue increased 42% from $24.3 million in 2003 to $34.6 million in 2004. We believe our pro forma combined revenue growth from 2003 to 2004 was primarily attributable to the significant increase in the size of our audience as a result of our acquisition of GameSpy and additional inventory of web site pages on which to sell advertising placements and deliver impressions. With our larger audience, we were able to attract new advertising customers, develop premium priced campaigns and increase our inventory of web site pages on which we could sell advertising placements and deliver impressions.

        Subscriptions and Service Revenue.    Subscriptions and service revenue increased 400% from $2.0 million in 2003 to $9.9 million in 2004. The primary reason for this increase was the acquisition of GameSpy in March 2004. On a pro forma combined basis after giving effect to the acquisition of GameSpy, subscriptions and service revenue increased 5% from $10.9 million in 2003 to $11.4 million in 2004. In connection with our purchase price allocation for the GameSpy acquisition, we recorded acquired assets and liabilities at their fair values, which resulted in a reduction of pre-combination deferred revenue for GameSpy of approximately $3.3 million. Amortization of this pre-combination deferred revenue in 2004 would have resulted in an additional $2.5 million of subscriptions and service revenue, for a total pro forma increase of 27%, or $3.0 million, from 2003 to 2004. This increase related primarily to an increase in pro forma combined subscriptions revenue of approximately $1.7 million as a result of an increase in the average number of combined subscribers from 175,000 in 2003 to 222,000 in 2004. This growth in our subscriber base resulted primarily from the acquisition of GameSpy and, to a lesser extent, from enhancement of our premium content offering in the fourth quarter of 2004 to include an exclusive beta trial version of a premium video game title. In 2004, we also introduced our Founders' Club product, which is a higher priced subscription product that allows access to more premium content. We generated higher subscription revenue in 2004, compared to 2003, as a result of selling higher value subscriptions, such as our Founders' Club product, to existing subscribers. Average monthly revenue per subscriber increased from $4.38 in 2003 to $4.54 in 2004. In addition, service revenue increased approximately $1.1 million in 2004, with our Direct2Drive download service accounting for approximately $400,000 of this increase in service revenue.

  Operating Expenses

        Production, Content and Fulfillment.    Production, content and fulfillment expenses increased 101% from $6.5 million in 2003 to $13.0 million in 2004. These expenses include stock-based compensation expense of $21,000 in 2003 and $81,000 in 2004. The increase of $6.5 million resulted principally from a $2.3 million increase in personnel costs associated with an increase in staff, a $2.2 million increase in bandwidth costs resulting from increased user traffic on our web sites and a $1.4 million increase in allocated corporate overhead costs related to a significant increase in departmental headcount, which is the basis for allocating corporate overhead costs. The personnel additions were primarily to our editorial staff and our operations staff, and many of these employees were formerly GameSpy employees. These expenses decreased as a percentage of total revenue from 37% in 2003 to 30% in 2004 primarily due to growth in subscription revenue which require minimal fulfillment costs.

        Engineering and Development.    Engineering and development expenses increased 264% from $1.7 million in 2003 to $6.0 million in 2004. These expenses include stock-based compensation expense of $109,000 in 2003 and $1.6 million in 2004. The increase of $4.3 million resulted primarily from the addition of engineering employees, which increased personnel costs by approximately $3.8 million, including stock-based compensation, and, to a lesser extent, from an increase of approximately $700,000 in allocated corporate overhead costs.

        Sales and Marketing.    Sales and marketing expenses increased 104% from $6.8 million in 2003 to $13.9 million in 2004. These expenses include stock-based compensation expense of $63,000 in 2003 and $435,000 in 2004. The increase of $7.1 million related primarily to a $3.8 million increase in personnel costs resulting from the addition of employees and increased commissions based on higher revenue levels achieved in 2004, a $1.2 million increase in allocated corporate overhead costs, an $800,000 increase in marketing expenses related to trade shows and a $700,000 increase in travel and entertainment expenses relating to the significant expansion of our sales force. A significant amount of the increased headcount resulted from the GameSpy acquisition, which expanded our advertising business as well as added new subscriptions and service revenue that required additional sales and marketing personnel. These expenses decreased as a percentage of total revenue from 38% in 2003 to 31% in 2004 primarily due to growth in subscription revenue for which there are minimal selling and marketing costs. In particular, these products are primarily marketed on our own web sites, and our sales force does not receive commissions for revenue generated from the sale of these products.

        General and Administrative.    General and administrative expenses increased 263% from $3.3 million in 2003 to $12.1 million in 2004. These expenses include stock-based compensation of $531,000 in 2003 and $6.8 million in 2004. The increase of $2.6 million, after exclusion of stock-based compensation from each year, related primarily to a $1.4 million increase in personnel costs resulting from the addition of employees, including a Chief Financial Officer and several senior finance, corporate or administrative personnel, and to increased professional services costs of $1.2 million, resulting in part from higher auditing costs related to the re-audit and restatement of prior years.

        Stock-based Compensation.    Stock-based compensation expense increased from $724,000 in 2003 to $8.9 million in 2004. This increase resulted primarily from new restricted stock awards to founders and, to a lesser extent, from grants of stock options to a significant majority of our employees in 2004. After the going-private transaction, certain key employees received stock awards in the four months ended December 31, 2003, but most employees did not receive grants until August 2004. By the end of 2004, almost all employees had received stock option grants. In the first eight months of 2003, there were no new stock awards that resulted in deferred stock-based compensation.

        Amortization of Intangible Assets.    Amortization of intangible assets was $128,000 in 2003. This amortization related to intangible assets recorded in the purchase price allocation of the going-private transaction. Amortization of intangible assets was $3.8 million in 2004, which related to continuing amortization of intangible assets from the going-private transaction, as well as amortization of intangible assets from our acquisitions of GameSpy in March 2004 and Rotten Tomatoes in July 2004.

        Restructuring and Asset Impairment Charges.    Restructuring and asset impairment charges of $384,000 in 2003 and $219,000 in 2004 represented ongoing accretion of discounted future lease commitments for our excess facilities in New York and Connecticut. These discounted future lease commitments were accrued in a restructuring charge in 2002.

        Write-off of IPO Preparation Costs.    In 2004, we incurred $3.0 million of expenses, primarily legal and accounting, related to an initial public offering that was originally expected to occur in 2004. In the fourth quarter of 2004, we decided to delay the offering until at least 2005, and therefore expensed these deferred costs in 2004.

        Interest Expense.    Interest expense was $5.0 million in 2004. This related to interest payments, imputed interest expense and amortization of debt issuance costs for the $22.5 million of senior secured notes and $20.0 million of senior subordinated notes incurred in connection with the GameSpy acquisition. In addition, interest expense included imputed interest from an undiscounted $6.5 million seller-financed note payable in connection with the Rotten Tomatoes acquisition. The Company did not have any debt outstanding in 2003 and, accordingly, did not incur any interest expense.

        Provision for Income Taxes.    Provisions for income taxes were $664,000 and $20,000 in 2003 and 2004, respectively. We recorded a benefit from our utilization of net operating loss carryforwards as a reduction to goodwill from the going-private transaction and, as a result, recorded a charge in lieu of tax provision of $664,000 in 2003. The $20,000 of expense recorded in 2004 was state income tax expense.

        Accretion of Preferred Stock.    Accretion of preferred stock was $1.1 million in 2003 and $4.8 million in 2004. These amounts represented accretion of Series A redeemable preferred stock and Series B redeemable preferred stock to their mandatory redemption values using the effective interest rate method. Accretion of preferred stock in 2003 related to the issuance of Series A redeemable preferred stock on August 31, 2003 in connection with our going-private transaction. The increase in 2004 primarily related to the issuance on March 3, 2004 of the second round of Series A redeemable preferred stock and the issuance of the Series B redeemable preferred stock. In addition, under the effective interest rate method, accretion of preferred stock increases over time as dividends compound annually for the Series A redeemable preferred stock and quarterly for the Series B redeemable preferred stock.

Comparison of Years Ended December 31, 2002 and 2003

  Revenue

        Advertising Revenue.    Advertising revenue increased 62% from $9.6 million in 2002 to $15.6 million in 2003. We believe that this increase was attributable primarily to the improving online advertising market from 2002 to 2003. In 2002, the online advertising market had only begun to emerge from the significant market downturn that occurred in 2000 and 2001. In 2003, we experienced increasing sales from our core market of video game publishers, and we began to see participation in online advertising campaigns from customers in other vertical markets, primarily consumer products companies and entertainment studios.

        Subscriptions and Service Revenue.    Subscriptions and service revenue increased 20% from $1.6 million in 2002 to $2.0 million in 2003. This increase related to an increase in the number of subscribers from approximately 73,000 users as of December 31, 2002 to approximately 81,000 users as of December 31, 2003.

  Operating Expenses

        Production, Content and Fulfillment.    Production, content and fulfillment expenses increased 5% from $6.1 million in 2002 to $6.5 million in 2003. These expenses include stock-based compensation expense of $44,000 in 2002 and $21,000 in 2003. The increase of $400,000 related primarily to a $700,000 increase in personnel costs resulting from the addition of employees, a $100,000 increase in temporary employment costs and a $100,000 increase in bandwidth costs resulting from increased user traffic on our web sites. These increases were offset by a decrease in allocated corporate overhead costs of approximately $500,000 related primarily to the restructuring that we implemented in the third quarter of 2002.

        Engineering and Development.    Engineering and development expenses increased 12% from $1.5 million in 2002 to $1.7 million in 2003. These expenses include stock-based compensation expense of $19,000 in 2002 and $109,000 in 2003. The increase of $200,000 resulted from increased personnel costs of approximately $200,000 and a $100,000 increase in temporary employment costs, offset by a $200,000 decrease in allocated corporate overhead costs.

        Sales and Marketing.    Sales and marketing expenses increased 28% from $5.3 million in 2002 to $6.8 million in 2003. These expenses include stock-based compensation expenses of $441,000 in 2002 and $63,000 in 2003. The increase of $1.5 million related primarily to a $1.7 million increase in personnel costs associated with the addition of sales and marketing employees in 2003 and the payment of increased commissions as a result of the significantly higher advertising revenue levels achieved in 2003. This increase was offset in part by the decrease in stock-based compensation expense and by a $300,000 decrease in allocated corporate overhead costs.

        General and Administrative.    General and administrative expenses decreased 18% from $4.1 million in 2002 to $3.3 million in 2003. These expenses include stock-based compensation expense of $447,000 in 2002 and $531,000 in 2003. The decrease of $800,000 related primarily to a $500,000 reduction in public company staffing and other related costs following our going-private transaction in the third quarter of 2003. This decrease also related to a $400,000 reduction in allocated corporate overhead costs.

        Stock-based Compensation.    Stock-based compensation expense was $951,000 in 2002 and related primarily to the amortization of remaining deferred stock-based compensation associated with prior year grants to two executives who were terminated in 2002. Stock-based compensation expense was $724,000 in 2003 and primarily related to stock option and restricted stock grants to certain key employees following the going-private transaction in the four months ended December 31, 2003.

        Restructuring and Asset Impairment Charges.    In 2002, we incurred $6.7 million of restructuring and asset impairment charges related primarily to lease buy-out charges for our headquarters facility; the present value of future minimum lease payments, net of estimated sublease income, for excess sales office facilities in New York and Connecticut; and the write-off of leasehold improvements in these excess facilities. The estimated costs of abandoning the excess facilities, including estimated sublease income, were based primarily upon market information pertaining to lease rates and our incremental borrowing rates. Restructuring and asset impairment charges of $384,000 in 2003 represented ongoing accretion of discounted future lease commitments for these excess facilities.

        Gain on Sale of Assets.    In 2002, we completed the sale of our HighSchoolAlumni.com network for approximately $1.0 million in cash. We recorded a gain of $1.1 million for this transaction, which represented the sum of cash received and the net book values of the net liabilities assumed by the buyer.

        Expenses Related to Going-Private Transaction.    In the eight months ended August 31, 2003, we incurred $1.1 million of expenses related to the going-private transaction. These expenses were comprised primarily of legal, accounting and other professional services fees for the preparation of our proxy statement and other materials necessary to complete this transaction.

        Provision for Income Taxes.    In 2003, we recorded a benefit from our utilization of net operating loss carryforwards as a reduction of goodwill from the going-private transaction and, as a result, recorded a charge in lieu of tax of $664,000.

        Accretion of Preferred Stock.    Accretion of preferred stock was $1.1 million in the year ended December 31, 2003. This amount represented accretion of Series A redeemable preferred stock issued on August 31, 2003 in connection with our going-private transaction to its mandatory redemption value using the effective interest rate method.

Quarterly Results of Operations Data

        The following table sets forth unaudited quarterly consolidated statement of operations data for each of the seven quarters in the period ended June 30, 2005. In our opinion, this data have been prepared on the same basis as the audited consolidated financial statements included in this prospectus, and reflect all necessary adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this data.

        Our quarterly results of operations have varied significantly in the past and we expect our quarterly operating results to vary significantly in the future. Our results of operations for any historical period are not necessarily indicative of results of operations for the full year or for any future period.

Quarterly Results of Operations Data

	Three Months Ended
	Dec. 31, 2003	Mar. 31, 2004	Jun. 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	Jun. 30, 2005
	(in thousands)
Revenue:
Advertising	$6,662	$5,014	$6,180	$8,552	$13,350	$9,450	$10,831
Subscriptions and service	288	670	2,228	2,674	4,281	4,293	4,126

Total revenue	6,950	5,684	8,408	11,226	17,631	13,743	14,957

Operating expenses:
Production, content and fulfillment	1,707	2,389	3,556	3,091	3,899	3,737	3,838
Engineering and development	357	664	1,147	1,389	1,211	1,445	1,574
Sales and marketing	2,035	2,019	3,765	3,861	3,816	4,366	5,104
General and administrative	784	1,025	1,573	923	1,851	1,809	2,413
Amortization of intangible assets	96	443	1,007	1,198	1,186	1,219	1,311
Restructuring and asset impairment charges	303	54	55	56	54	58	55
Stock-based compensation (1)	233	233	3,857	2,879	1,904	1,425	1,397
Write-off of IPO preparation costs	36	—	—	—	2,961	—	—

Total operating expenses	5,551	6,827	14,960	13,397	16,882	14,059	15,692

Income (loss) from operations	1,399	(1,143)	(6,552)	(2,171)	749	(316)	(735)
Interest expense	—	(407)	(1,318)	(1,614)	(1,645)	(1,700)	(1,817)
Other income (expense), net	8	9	17	(6)	(45)	72	(108)

Net income (loss) before provision for income taxes and accretion of preferred stock	1,407	(1,541)	(7,853)	(3,791)	(941)	(1,944)	(2,660)
Provision for income taxes	(664)	(6)	(2)	—	(12)	(48)	(47)

Net income (loss) before accretion of preferred stock	743	(1,547)	(7,855)	(3,791)	(953)	(1,992)	(2,707)

Net income (loss) before accretion of preferred stock	743	(1,547)	(7,855)	(3,791)	(953)	(1,992)	(2,707)
Accretion of preferred stock	(850)	(974)	(1,259)	(1,275)	(1,291)	(1,377)	(1,439)

Net loss	$(107)	$(2,521)	$(9,114)	$(5,066)	$(2,244)	$(3,369)	$(4,146)

(1)
To facilitate comparability of operating expenses across the periods presented, stock-based compensation in the amounts stated below has been excluded from the following operating expense categories and included in the operating expense category entitled "stock-based compensation."

Production, content and fulfillment	$12	$12	$9	$25	$35	$36	$35
Engineering and development	36	36	726	500	325	262	201
Sales and marketing	33	34	151	134	116	27	282
General and administrative	152	151	2,971	2,220	1,428	1,100	879

	$233	$233	$3,857	$2,879	$1,904	$1,425	$1,397

        Quarterly trends in our advertising revenue reflect seasonal increases in the fourth quarter because customers typically run promotional campaigns during the holiday buying season. As a result, advertising revenue in the first quarter of each year tends to be lower than the fourth quarter of the prior year. The increase in the second quarter of 2004 compared to the first quarter of 2004 resulted in part from this being the first full quarter of combined operations of GameSpy and IGN.

        Subscriptions and service revenue does not follow the seasonal trends of our advertising revenue. Our subscriptions and service revenue and our subscriber base have increased from quarter to quarter due to increased user traffic to our web sites over the course of these quarters and our ability to convert a percentage of these additional users into paying subscribers. The significant increase in subscriptions and service revenue in the second quarter of 2004 resulted primarily from this being the first full quarter of combined operations of GameSpy and IGN. GameSpy had a much more substantial subscription business than we did before the acquisition. We have experienced, and expect to experience from time to time in future quarters, unusually high increases in monthly subscriptions related to new content available exclusively to subscribers on our network of web sites. For example, in the fourth quarter of 2004, we experienced particularly high levels of new subscriptions due to our exclusive arrangement to digitally distribute an exclusive beta trial version of a premium video game title. Following these subscription increases, the subscribers we gain might not renew and our overall renewal rates could decline.

        Production, content and fulfillment, engineering and development, sales and marketing and general and administrative expenses increased in the first and second quarters of 2004 in part as a result of our acquisition of GameSpy in March 2004. In the third quarter of 2004, we realized bandwidth cost savings as a result of the GameSpy acquisition, which resulted in a decrease of production, content and fulfillment expenses from prior quarters. In the fourth quarter of 2004, we added 15 employees to support sales operations in fulfillment of advertising campaign deliveries due to growth in our advertising revenue. In addition, we incurred an increase in fulfillment costs in the fourth quarter of 2004 from increased partnership fees related to a fourth quarter technology project.

        Engineering and development expenses generally have increased quarter to quarter since the first quarter of 2004 as we added personnel to support development of our advertising products, features of our web sites and features of software products that we offer to third parties for multiplayer hosting functionality. The decrease between the third and fourth quarters of 2004 related primarily to a decrease in headcount and the resulting decrease in allocation of corporate overhead costs, and the allocation of engineering personnel to professional service projects.

        Sales and marketing expenses generally have increased quarter to quarter since the first quarter of 2004 because we added personnel to pursue developing vertical markets, in particular the consumer products and entertainment markets. In the second quarter of 2004, we incurred higher marketing expenses related to our yearly participation in E3, a major annual video game trade show, and in the fourth quarter of 2004 we incurred higher commissions related to the seasonal increase in advertising revenue.

        General and administrative expenses have increased since the first quarter of 2004 primarily as a result of increases in our finance and administration staff to support our growth. In the second quarter of 2004, we hired three corporate officers, and in the fourth quarter of 2004 we hired an additional corporate officer. In the third quarter of 2004, we incurred lower professional service fees compared to the second and fourth quarters of 2004. In the second and fourth quarters, we incurred higher professional service fees related primarily to our audits.

        Stock-based compensation expense increased significantly in the second quarter of 2004 as a result of stock option and restricted stock awards to key officers, some of which vested immediately upon the grant date. Stock-based compensation expense related to these awards declined in subsequent quarters as deferred stock-based compensation was amortized on a graded vesting schedule in accordance with FIN No. 28.

Liquidity and Capital Resources

        In each of 2002, 2003, 2004 and the six months ended June 30, 2005, we incurred net operating losses, and, at June 30, 2005, we had an accumulated deficit of $27.4 million. In 2002, we experienced negative operating cash flows, primarily as a result of these losses. In 2003, we experienced negative operating cash flow as a result of our losses, an increase in accounts receivable and a decrease in accounts payable and accrued liabilities. In 2004 and the six months ended June 30, 2005, we generated positive operating cash flows. In addition to these recent positive operating cash flows, our primary sources of liquidity have been private placements of preferred stock and common stock and the issuance of long-term debt. In the future, we anticipate that our primary sources of liquidity will be cash flows from operating activities and the proceeds of this offering. Our cash and cash equivalents were $7.0 million and $8.0 million as of December 31, 2004 and June 30, 2005, respectively.

        Our net cash provided by operating activities was $3.2 million for the six months ended June 30, 2004, as compared to $5.5 million for the six months ended June 30, 2005. This positive cash flow in the first six months of 2004 and 2005 resulted from net losses in each period offset by significant non-cash expenses including depreciation and amortization, stock-based compensation expense and amortization of intangible assets. The seasonal nature of our business also typically results in approximately 40% of our revenue occurring in the fourth quarter. As a result, we experience an increase in accounts receivable at the end of the fourth quarter that results in positive cash flows from collections of these receivables in the first quarter. Our days sales outstanding for our advertising revenue generally range between 85 and 95 days. Days sales outstanding is not an applicable metric for our subscriptions and service revenue as we collect payment for subscriptions and services before the revenue is recognized. In addition, our deferred revenue related to subscriptions and service contracts increased in these six-month periods by $2.8 million and $600,000, respectively. Net cash provided by operating activities was $7.9 million in 2004 compared to net cash used of $5.9 million in 2002 and $4.9 million in 2003. During 2004, we generated positive cash flows related to a net loss offset by significant non-cash expenses including depreciation and amortization, stock-based compensation expense and amortization of intangible assets. Additionally we generated positive cash flows from a $2.5 million increase in accounts payable and accrued liabilities and a $7.1 million increase in deferred revenue. These positive cash flows were offset by a $4.6 million increase in accounts receivable caused primarily by the year over year growth in advertising revenue in the fourth quarter. The negative cash flows in 2002 and 2003 related primarily to net losses of $4.7 million and $500,000, respectively, excluding non-cash stock-based compensation expense, depreciation of fixed assets, asset impairments charges, non-cash restructuring charges and other non-cash charges. In addition, in these two years, accounts receivable increased by $1.3 million and $3.8 million, respectively, and accounts payable and accrued liabilities decreased by $1.0 million and $4.3 million, respectively. These negative cash flows in 2002 and 2003 were offset by increases in accrued restructuring charges of $785,000 and $1.3 million, respectively, and an increase in deferred revenue of $2.4 million in 2003. In the future, we expect to experience further increases in accounts receivable related to higher advertising revenue, with seasonal increases in the fourth quarter. We also expect that the use of cash related to higher accounts receivable will be offset by growth in our deferred revenue related to increasing subscriptions and hosting contract services. In addition, we expect to use cash flows from operating activities in the future to improve our internal control over financial reporting structure, including expenditures related to achieving compliance with the Sarbanes-Oxley Act of 2002.

        Our net cash used in investing activities was $53.1 million for the six months ended June 30, 2004 compared to $17.5 million for the six months ended June 30, 2005. The primary component of net cash used in investing activities for the six months ended June 30, 2004 was $48.5 million of net cash used to purchase GameSpy. Net cash used in investing activities for the six months ended June 30, 2005 was mainly comprised of $3.4 million in purchases of fixed assets, $9.0 million of net cash used to acquire AskMen.com and $1.2 million related to the acquisition of 3D Gamers. Net cash used in investing activities was $29.3 million in 2003 and $57.2 million in 2004. In addition to purchases of fixed assets of $1.6 million and $1.9 million in these respective years, we invested cash primarily in acquisitions. In 2003, we used $25.2 million in cash to purchase our outstanding common stock in our going-private transaction, and we used $610,000 of cash to acquire TeamXBox. In 2004, in addition to the $48.5 million of net cash used to purchase GameSpy, we used $2.8 million net cash to purchase Rotten Tomatoes. Net cash provided by investing activities was $179,000 in 2002 and was comprised of $1.0 million of cash proceeds from the sale of our HighSchoolAlumni.com web site, offset by $500,000 in purchases of short-term investments and $321,000 in purchases of fixed assets. During these periods, our purchases of fixed assets related primarily to servers and other equipment to support our web sites, and personal computers, servers, software and fixtures to support our personnel and internal operations. We expect to continue to invest in our web site infrastructure, operations equipment and facilities to support our growth. It is also likely that we will continue to use cash in the future to fund additional acquisitions. In July 2005, we paid $3.25 million of acquisition consideration to former shareholders of Rotten Tomatoes. Over the next year, we will use $4.1 million of cash to pay remaining obligations from our acquisitions of Rotten Tomatoes and 3D Gamers.

        Our net cash provided by financing activities was $54.4 million for the six months ended June 30, 2004 and $13.0 for the six months ended June 30, 2005. Our net cash provided by financing activities was $35.0 million in 2003 and $54.5 million in 2004. In each of these periods, we increased cash through the issuance of preferred stock and common stock, primarily to fund our acquisitions and execute our going-private transaction. In 2004, we also raised $37.3 million from the issuance of long-term debt. In 2002, net cash provided by financing activities was $379,000, which was primarily comprised of a $2.0 million private placement of common stock, offset by $1.6 million to repay equipment financing obligations.

        We believe that the net proceeds of this offering, our current cash and cash equivalents, totalling $8.0 million, and any cash flows from operations will be sufficient to meet our anticipated cash needs, including for working capital purposes, capital expenditures and various contractual obligations, for at least the next 12 months. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these sources are insufficient to satisfy our cash requirements, we may seek to sell debt securities or additional equity securities or to obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our stockholders. The incurrence of further indebtedness would result in higher debt service obligations and could result in additional operating and financial covenants that would restrict our operations. In addition, we cannot assure you that any additional financing will be available on acceptable terms, if at all. Although there are no present understandings, commitments or agreements with respect to the acquisition of any other businesses or technologies, we may, from time to time, evaluate acquisitions of other businesses or technologies that we believe will enhance our competitiveness.

Indebtedness

        As of June 30, 2005, we had $58.1 million of indebtedness, as summarized in the following table (in thousands):

Carrying Value on June 30, 2005
Senior Secured Notes, due March 31, 2009:
Face value	$36,000
Less—unamortized discount	(537)

Carrying value	35,463
Senior Subordinated Notes, due March 31, 2010:
Face value	20,000
Less—unamortized discount	(4,022)

Carrying value	15,978
Rotten Tomatoes Unsecured Notes, due in two annual installments through July 15, 2006:
Face value	6,500
Less—unamortized discount	(541)

Carrying value	5,959
3D Gamers, LLC Unsecured Notes, due on February 4, 2006:
Face value	800
Less—unamortized discount	(84)

Carrying value	716

Total debt at June 30, 2005	58,116
Less—current portion of long-term debt	(3,966)

Long-term portion	$54,150

        On March 3, 2004, we issued senior secured notes to GoldenTree Asset Management, LLC in the aggregate amount of $22.5 million in connection with our merger with GameSpy. All of our other liabilities are subordinate to the senior secured notes, and these notes are collateralized by all of our assets. The senior secured notes bear interest at a rate equal to the three-month LIBOR rate plus 7.5% per annum (10.99% as of June 30, 2005), payable quarterly in arrears. The senior secured notes are due on March 31, 2009. However, after March 15, 2005, we may redeem all or any part of the senior secured notes at a price equal to (1) the unpaid principal balance plus (2) accrued and unpaid interest through the date of redemption plus (3) a premium percentage applied to the amount being redeemed. Upon the closing of this offering or a change of control, the holders of senior secured notes are entitled to receive full payment of the unpaid principal balance plus accrued and unpaid interest. In addition, for fiscal years in which we generate positive cash flows from operations, net of cash flows from investing activities, we must offer the holders of senior secured notes up to 75% of this cash flow to repay that amount of the principal and accrued interest.

        On March 3, 2004, we also issued senior subordinated notes to Banc of America Capital Investors, L.P. in the aggregate amount of $20.0 million in connection with our merger with GameSpy. All of our liabilities other than the senior secured notes are subordinate to the senior subordinated notes, and these notes are collateralized by all of our assets. The senior subordinated notes bear interest at the rate of 12% per annum, payable quarterly in arrears. The senior subordinated notes are due on March 3, 2010. However, we may redeem all or any part of the senior subordinated notes at any time at a price equal to (1) the unpaid principal balance plus (2) accrued and unpaid interest through the date of redemption plus (3) a premium percentage applied to the amount being redeemed.

        The senior secured notes and the senior subordinated notes require that we maintain certain covenants, including financial covenants that require minimum adjusted EBITDA, interest ratios and leverage ratios. As of December 31, 2004, we were not in compliance with the interest coverage ratio covenant of the senior secured notes. We have received a waiver for this non-compliance from the senior secured notes holder, and the senior secured notes and the senior subordinated notes have been amended to adjust the interest coverage ratios in future periods to amounts that allow for our anticipated levels of total interest expense. These adjustments related primarily to higher anticipated imputed interest expense in future periods than allowed under the original covenants. The original interest expense estimates were too low because they were established prior to the fair value allocations between instruments discussed in Note 7 of the consolidated financial statements. In addition, both agreements have been amended to remove the write-off of the IPO preparation costs from the calculation of EBITDA and related covenant calculations. If we are not in compliance with any of these covenants in the future and we do not receive a waiver for our non-compliance, the holders of the senior secured notes and the senior subordinated notes would have the ability to demand immediate payment of all amounts outstanding.

        In connection with our acquisition of Rotten Tomatoes in July 2004, the selling shareholders of Rotten Tomatoes financed on a non-interest bearing basis a portion of the purchase price totaling $6.5 million, of which $3.25 million was paid in July 2005 and $3.25 million is due July 15, 2006.

        In connection with our acquisition of 3D Gamers in February 2005, the selling shareholders of 3D Gamers financed on a non-interest bearing basis a portion of the purchase price totaling $800,000. This amount is due February 4, 2006.

        In May 2005, we issued an additional $13.5 million of senior secured notes with GoldenTree Asset Management, LLC in connection with our acquisition of AskMen.com to substantially the same terms and conditions, including the maturity date of March 31, 2009, as the original issuance. These notes have the same senority as the senior secured notes issued in March 2004.

        We expect to repay our senior secured notes and senior subordinated notes upon the closing of this offering.

Redeemable Preferred Stock

        We have issued 39,922,957 shares of Series A redeemable preferred stock for an aggregate face value of approximately $39.9 million. In addition, we have issued 56,298 shares of Series B redeemable preferred stock for a face value of $10.0 million.

        Holders of Series A redeemable preferred stock are entitled to receive, when and if declared by our board of directors, prior to the payment of any dividends on the common stock or any other class or series of capital stock ranking with respect to the payment of dividends junior to the Series A redeemable preferred stock, dividends at a rate of 6% per annum from the date of issuance. These dividends are cumulative and are compounded annually, whether or not they are declared by our board of directors. The Series A redeemable preferred stock is subject to mandatory redemption, at the option of the holders, on March 3,

2011 or upon the closing of this offering. The redemption value is equal to the aggregate face value of the Series A redeemable preferred stock plus all accumulated but unpaid dividends, which was approximately $44.3 million as of June 30, 2005.

        The holder of Series B redeemable preferred stock is entitled to receive, when and if declared by our board of directors, prior to the payment of any dividends on the Series A redeemable preferred stock, common stock or any other class or series of capital stock ranking with respect to the payment of dividends junior to the Series B redeemable preferred stock, dividends at a rate of 13.5% per annum from the date of issuance. These dividends are cumulative and are compounded quarterly, whether or not they are declared by our board of directors. The Series B redeemable preferred stock holder has a mandatory distribution right, which entitles it to require us to pay in cash an amount equal to its mandatory distribution amount on March 3, 2010 or upon the closing of this offering. The mandatory distribution amount is equal to the face value of the Series B redeemable preferred stock plus all accumulated but unpaid dividends plus a prepayment penalty, which aggregated approximately $12.3 million as of June 30, 2005. In addition, the Series B redeemable preferred stock is subject to mandatory redemption at our option after payment in full of all of our outstanding senior secured notes and senior subordinated notes and the mandatory distribution described above. The redemption price is a participation amount equal to approximately 10.5% of the amount distributable to the holders of Series A redeemable preferred stock upon redemption plus 1,125,960 shares of common stock.

        We expect to redeem all outstanding Series A redeemable preferred stock, including payment of accrued and unpaid dividends, and all outstanding Series B redeemable preferred stock, including the Series B participation amount, in the amount of $49.6 million. This amount assumes this offering closes as of September 30, 2005. Upon redemption of the Series B preferred stock, we will also issue 1,125,960 shares of common stock. We also expect to pay a $12.6 million mandatory distribution on all outstanding shares of Series B redeemable preferred stock, which Banc of America Capital Investors, L.P., is expected to elect to receive, as required by their terms.

Contractual Obligations and Contingent Liabilities

        Our major contractual obligations as of June 30, 2005 relate to our indebtedness, redeemable preferred stock and operating leases. We have summarized in the table below our fixed contractual cash obligations, assuming all of the debt and preferred stock are redeemed upon their maturity or earliest mandatory redemption dates (in thousands):

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Senior secured notes	$36,000	$—	$—	$36,000	$—
Senior subordinated notes	20,000	—	—	20,000	—
Unsecured notes payable	7,300	4,050	3,250	—	—
Series A redeemable preferred stock	44,308	—	—	—	44,308
Series B redeemable preferred stock	11,927	—	—	11,927	—
Non-cancelable operating leases	10,915	2,010	7,141	1,512	252
Other	673	165	508	—	—

Total	$131,123	$6,225	$10,899	$69,439	$44,560

        We do not have any material contingent liabilities. In addition, we do not have any off-balance sheet guarantees, interest rate swap transactions, foreign currency forward contracts or other off-balance sheet arrangements.

Quantitative and Qualitative Disclosure about Market Risk

        Our interest expense is exposed to adverse changes in short-term interest rates. We do not have interest rate swap or other fair value hedges to mitigate this risk. Based upon $22.5 million of variable rate debt outstanding as of December 31, 2004, a 100 basis point change in interest rates would cause a $225,000 change to pre-tax income. Investments in both fixed rate and floating rate interest earning instruments carry some interest rate risk. The fair value of fixed rate securities may fall due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Partly as a result of this, our future interest income may fall short of expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that have fallen in estimated fair value due to changes in interest rates. However, as substantially all of our cash equivalents consist of bank deposits and short-term money market instruments, we do not expect any material change in our net income from these instruments as a result of an interest rate change.

Application of Critical Accounting Policies and Estimates

        Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates based on historical experience and our accounting policies based on information available at the time. Our actual results may differ from these estimates under different assumptions or conditions.

        We believe that of our significant accounting policies, which are described in Note 1 of the notes to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies which most frequently require us to make estimates and judgments and we believe are the most critical in fully understanding and evaluating our consolidated financial condition and results of operations.

  Revenue Recognition

        As more fully described in Note 1 to our consolidated financial statements, we recognize revenue in accordance with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," as amended by Staff Accounting Bulletin No. 104, "Revenue Recognition." On September 1, 2003, we adopted Emerging Issues Task Force, or EITF, Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." Specifically, in connection with each revenue transaction, we must evaluate whether each of the following conditions are satisfied:

        Persuasive Evidence of an Arrangement Exists.    We consider a binding insertion order or a signed agreement to be persuasive evidence of the existence of an arrangement. For subscription revenue, we consider receipt of a customer credit card charge to be persuasive evidence of the existence of an arrangement.

        Delivery Has Occurred.    Advertising revenue is derived principally from short-term fixed fee advertising contracts in which we typically guarantee a minimum number of impressions or pages to be delivered to users over a specified period of time. Advertising revenue is recognized at the lesser of (1) a time-based straight line calculation over the term of the contract or (2) the ratio of advertisement impressions delivered to total impressions to be delivered under the contract up to the billable amount. The Company generally meets its guaranteed minimum number of impressions during the contractual time period. To the extent that minimum guaranteed number of impressions are not delivered within the contractual time period, we continue to defer recognition of the corresponding revenue until the guaranteed number of impressions is achieved.

        Certain advertising contracts include both impression-based products and non-impression based services. "Non-impression based services" are services such as sweepstakes and opinion polls that generally appear for a period of time on our web site and delivery is not measured by impressions. We have determined that we do not have a basis to allocate fair value between these elements, and therefore we account for these contracts as a single element as defined in Emerging Issues Task Force, or EITF, Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Accordingly, we defer all revenue for these contracts until the non-impression based services have begun to be delivered. Upon initiation of delivery of the non-impression based services, we recognize revenue, using the lesser of straight line or actual method up to the billable amount, for the cumulative impressions that have been delivered through that date, and we recognize revenue for the remaining impressions using the lesser of straight line or actual method until full delivery has occurred. As of December 31, 2003 and 2004, and June 30, 2005, $0, $6,000 and $0 of revenue was deferred as the non-impression service delivery had not begun on certain campaigns.

        The Fee is Fixed or Determinable.    Our standard payment terms are net 30 days from the invoice date. When an arrangement includes standard payment terms, we regard the fee as fixed or determinable, and we recognize revenue upon delivery, assuming other revenue recognition criteria are met.

        Collectibility is Probable.    To recognize revenue, we must judge collectibility of the fees due from the customer, which we do on a customer-by-customer basis pursuant to our credit review policy. For a new customer, we evaluate the customer's financial position and ability to pay. If we determine that collectibility is not probable based upon our credit review process or the customer's payment history, we recognize revenue on a cash basis.

  Allowance for Doubtful Accounts

        At the end of each accounting period, we make estimates of the collectibility of our accounts receivable to determine the adequacy of our allowance for doubtful accounts. To determine this estimate, we review the collectibility of accounts receivable on an account-by-account basis based on our analysis of the payment history, operations and finances of each account and establish a specific reserve for any particular receivable when we determine collectibility is not probable. For all other accounts, we review historical bad debt trends, general and industry specific economic trends, customer concentrations and current payment patterns to estimate the reserve necessary for payment defaults that cannot be specifically identified but can be expected with reasonable probability to occur in the future. If the financial condition of any of our customers or the health of the general economy deteriorates, impairing our customer's ability to make payments, we may need to establish additional allowances. As of December 31, 2003 and 2004, and as of June 30, 2005, our allowance for doubtful accounts as a percentage of accounts receivable was 4.4%, 3.6% and 3.0%, respectively. At June 30, 2005, a one-percentage point deviation in our allowance for doubtful accounts as a percentage of accounts receivable would have resulted in an increase or decrease in expense of approximately $105,000.

  Accounting for Stock-Based Compensation

        From the date of the going-private transaction through June 30, 2005, we granted stock awards and options with exercise prices ranging from $0.0005 per share to $15.00 per share and deemed fair values for accounting purposes for the same period ranging from $0.70 per share to $12.00 per share, resulting in deferred stock-based compensation of $2.1 million for the four months ended December 31, 2003, $14.0 million for the year ended December 31, 2004 and $369,000 for the six months ended June 30, 2005. All stock options and restricted stock that we have granted to our employees and directors under our equity plans were intended to be exercisable at a price per share not less than the fair value of the shares of our common stock underlying those options or stock awards on their respective dates of grant. Because there was no public market for our shares following our going-private transaction, our board of directors determined these exercise prices in good faith, based on the best information available to them and our management at the time of grant.

        We obtained valuations of our common stock from an independent valuation firm as of August 31, 2003 (going-private transaction), March 3, 2004 (GameSpy acquisition) and March 31, 2005. The common stock values per share on these dates, as determined by the independent valuation firm, were $0.70, $2.10 and $9.95, respectively. As the first two of these valuations were performed retrospectively, our board of directors did not have them for reference when estimating the fair value of common stock on those dates. Our board of directors had the March 31, 2005 valuation available when it determined the fair value of common stock for grants subsequent to that date. The primary factors that increased the valuation of our common stock between the retrospective valuations and the contemporaneous valuation were improvements in our financial results and our acquisition of GameSpy. Our board of directors relied primarily upon its assessment of the following factors when determining the fair value of our common stock on various grant dates:

  •
  our financial performance compared to our plan;

  •
  our financial projections;

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  our achievement of key milestones, such as customer wins or executive hires;

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  our relevant transaction valuations, such as the GameSpy acquisition; and

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  our competitive and other market risks.

        Subsequently, in anticipation of this offering, we reassessed the valuations of our common stock using a retrospective valuation performed by management, which required us to make complex and subjective judgments. We utilized the independent valuation reports to establish common stock valuations at points in time during the period evaluated, and we assessed substantially the same information considered by the board of directors to determine estimated changes in the deemed fair value of our common stock at interim points between these valuation dates.

        Although it is reasonable to expect that the completion of this offering will add value to our common stock because it will have increased liquidity and marketability, the amount of additional value cannot be determined with precision or certainty.

        We recognize stock-based compensation expense as we amortize the deferred stock-based compensation amounts on an accelerated basis over the related graded vesting periods, which is generally four years.

        Future annual amortization of deferred stock-based compensation for restricted common stock and stock options as of December 31, 2004 is as follows (in thousands):

Year Ending December 31:
2005	$4,504
2006	1,832
2007	383
2008	36

As of September 30, 2005, we had                    shares of restricted stock outstanding and options to purchase                  shares of common stock, with weighted average purchase and exercise prices of $         and $         per share, respectively. Assuming an initial public offering price of $         per share, the aggregate intrinsic value of these instruments was $                    .

  Business Combinations

        We allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. We have engaged an independent third-party valuation firm to assist in determining the fair values of assets acquired and liabilities assumed. Such a valuation requires management to make significant estimates and assumptions, especially with respect to intangible assets.

        Management makes estimates of fair value based upon assumptions believed to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies. Critical estimates in valuing certain of the intangible assets include but are not limited to: future expected cash flows from revenue arrangements, subscription models, consulting contracts, customer contracts, and acquired developed technology and patents; expected costs to develop the technology into commercially viable products and estimating cash flows from the projects when completed; the acquired company's brand awareness and market position, as well as assumptions about the period of time the acquired brand will continue to be used in the combined company's product portfolio; and discount rates. These estimates are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results.

        Our financial projections may ultimately prove to be inaccurate and unanticipated events and circumstances may occur. Therefore, no assurance can be given that the underlying assumptions used to project revenue and costs to develop such products will transpire as anticipated.

  Impairment of Goodwill and Long-Lived Assets

        We annually assess potential impairments of our goodwill in accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets." We perform our annual assessment as of December 31 of each year. We assess impairment of our other long-lived assets in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered by us in measuring our fair value include significant underperformances relative to expected historical or projected future operating results; significant changes in the manner of use of the acquired assets or the strategy for our overall business; and significant negative industry or economic trends.

        SFAS No. 142 requires a two-step process for evaluating whether goodwill has been impaired. The first step of the goodwill impairment test compares the fair value of the company with its carrying value, including goodwill. If the fair value exceeds its carrying amount, goodwill is not impaired. If the carrying value exceeds its fair value, we compare the fair value of goodwill with the carrying value of that goodwill. If the carrying value of goodwill exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. In January 2002, we recorded a charge of $1,949,000 related to the impairment of goodwill as a cumulative effect of adoption of accounting principle upon our adoption of SFAS 142.

        When we determine that the carrying value of a long-lived asset, other than goodwill, may not be recoverable based upon the existence of one or more of the above indicators of impairment, we estimate the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future undiscounted cash flows and eventual disposition is less than the carrying amount of the asset, we recognize an impairment loss. We report an impairment loss in the amount by which the carrying amount of the asset exceeds the fair value of the asset, based on the fair market value if available, or discounted cash flows if not.

        In assessing recoverability of our goodwill and other intangible assets, we must make assumptions regarding estimated future cash flows and the other factors discussed above to determine the fair value of the respective assets. Assumptions and estimates about future values and remaining useful lives are complex and often subjective. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results.

  Allocation of Fair Value between Financial Instruments

        In August 2003 and March 2004, we sold Series A redeemable preferred stock and common stock for combined proceeds totaling approximately $40,000,000. The fair values of these equity instruments were determined by independent valuations performed as of the date of issuance of the instruments in accordance with the provisions of Accounting Principles Board, or APB, No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants," and we determined the allocation of fair values based upon these reports. The amount of value allocated to common stock affects the amount of accretion recorded in the statements of operations. If a higher value was allocated to common stock, a lower value would be allocated to the Series A redeemable preferred stock which could result in higher accretion. In addition, in March 2004 we issued senior subordinated notes payable, detachable warrants, embedded prepayment penalty and Series B redeemable preferred stock to one holder for total proceeds of $30,000,000. The total proceeds from each of these financing transactions were also allocated to the individual debt and equity instruments based upon their fair values in accordance with APB No. 14 based on valuations from an independent valuation firm. The amount of value allocated to the warrants and embedded prepayment penalty affects the amount of interest expense and accretion recorded in the statements of operations. If a higher value was allocated to the warrants and the embedded prepayment penalty, a lower value would be allocated to the notes payable and Series B redeemable preferred stock instruments which could result in additional interest expense and higher accretion.

        The fair values of the individual instruments and embedded features for Series A and common stock are as follows:

	Gross Fair Value			Allocated Fair Value
	Series A Preferred	Common Stock	Total	Series A Preferred	Common Stock	Total
August 2003 Issuance	$24,446	$10,487	$34,933	$24,446	$10,487	$34,933
Allocated Issuance Costs				(205)	(90)	(295)

Allocated Fair Value				$24,241	$10,397	$34,638

March 2004 Issuance	$4,250	$2,555	$6,805	$3,123	$1,877	$5,000
Allocated Issuance Costs				(89)	(54)	(143)

Allocated Fair Value				$3,034	$1,823	$4,857

        The fair values of the individual instruments and embedded features, the senior subordinated notes payable, detachable warrants, embedded prepayment penalty derivatives and Series B redeemable preferred stock are as follows:

	Date of Issuance (March 3, 2004)
	Gross Fair Value	Allocated Fair Value
Senior subordinated notes	$19,558	$15,331
Detachable warrants	2,370	1,868
Series B redeemable preferred	15,763	12,256
Prepayment derivative—senior subordinated notes	381	381
Prepayment derivative—Series B redeemable preferred	164	164

Total	$38,236	$30,000

        The fair values of the derivatives were determined based upon independent valuations of the derivatives in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Changes in the fair values of these derivatives relate primarily to changes in the applicable prepayment rate under the terms of the agreements and the probability of a liquidation event. If our estimate of the applicable prepayment rate or the likelihood of a liquidation event are different from actual results, the fair value of the derivatives could be understated and our results of operations could be overstated. The fair values and changes in fair values for these derivatives as of and for the year ended December 31, 2004 and as of and for the six months ended June 30, 2005 are as follows (in thousands):

	Fair Value on March 3, 2004	Change in Fair Value	Fair Value on December 31, 2004	Change in Fair Value	Fair Value on June 30, 2005
Senior secured notes derivative	$533	$63	$596	$214	$810
Senior subordinated notes derivative	381	(22)	359	41	400
Series B redeemable preferred stock derivative	164	15	179	21	200

Total	$1,078	$56	$1,134	$276	$1,410

(1)
The senior secured notes derivative includes an addition of $135,000 in derivatives allocated as part of the additional notes secured for the AskMen.com acquisition.

  Carrying Values of Series A and Series B Redeemable Preferred Stock and Debt Issuance Costs

        The carrying values of our Series A and Series B redeemable preferred stock are equal to the fair value of the instrument on the date of issuance plus cumulative accretion using the effective interest rate method to its mandatory redemption value. If these instruments are redeemed prior to their mandatory redemption date, the carrying value of the instruments will be less than their redemption values. Assuming an effective date of September 30, 2005 for this offering, we will record an aggregate accretion of $15.0 million on that date to increase the carrying values of Series A and Series B redeemable preferred stock to their redemption values.

        In addition, we amortize debt issuance costs using the effective interest rate method over the term of the related debt instrument. If the debt is repaid prior to its maturity date, the remaining unamortized debt issuance costs will be charged to interest expense on the date of repayment. Assuming an effective date of September 30, 2005 for this offering and the retirement of all of our debt on that date, we will write-off approximately $1.8 million of unamortized debt issuance costs on that date.

  Income Taxes

        A significant amount of our deferred tax assets and liabilities arose in periods preceding our going-private transaction in August 2003. We recorded a full valuation allowance against these net deferred assets at the time of the going-private transaction as we concluded that it was not likely that we would realize their value. To the extent that we realize value from any of these net deferred tax assets in periods subsequent to the going-private transaction through reduction of the related valuation allowance, we will record any related benefits as a reduction to goodwill from the going-private transaction in accordance with Statement of Financial Accounting Standards No. 109.

        We periodically review the likelihood that we will realize the value of our deferred tax assets and liabilities to determine if a valuation allowance is necessary. We have maintained a full valuation allowance because we concluded that it was more likely than not we would not realize the value of our net deferred tax assets, in light of our history of net operating losses and potential limitations on the utilization of net operating loss carryforwards. If we determine in the future that it is more likely than not that we will realize any future deferred tax assets for which we previously provided a valuation allowance, we would reduce the existing valuation allowance and recognize income or reduce goodwill, as appropriate, in the amount of the reduction. Our going-private transaction in August 2003 likely caused an ownership change, as defined in Internal Revenue Code Section 382. As a result, the ability to realize the potential benefit in the future of tax losses and tax credits that existed at the time of the ownership change has been significantly reduced. Our deferred tax asset and related valuation allowance has been reduced as a result. We have not finished our Section 382 study. The net operating loss and tax credit carryforwards included in our gross deferred tax asset reflect our best estimate of the potential future benefit of these items available to us. Our future tax liabilities depend in part on our ability to use tax losses and tax credits that we have generated. Therefore any change to our ability to use these losses and credits could significantly change our future tax liabilities.

Recent Accounting Pronouncements

        In December 2004, the FASB issued SFAS No. 123R, "Share Based Payment," which will require all companies to measure compensation cost for all employee share-based payments at fair value. SFAS No. 123R eliminates the alternative of using the intrinsic-value method of accounting under APB No. 25, which was allowed under the original provisions of SFAS No. 123. Since we currently report share-based compensation using the intrinsic-value method, the adoption of this standard is expected to have a material impact on our consolidated statement of operations, as we will be required to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. On April 14, 2005, the Securities and Exchange Commission delayed the effective date of SFAS No. 123R, so that we will now be required to implement the provisions of SFAS No. 123R beginning January 1, 2006. Although we have not yet determined whether the adoption of SFAS No. 123R will result in amounts that are similar to the current pro forma disclosures under SFAS No. 123, we are evaluating the requirements under SFAS No. 123R and expect the adoption to have a significant adverse impact on our consolidated statements of operations and net income (loss) per share.

BUSINESS

        We are a leading community-based Internet media and services company for video gaming and other forms of digital entertainment. We own and operate a network of branded web sites that provide content and services to consumers, advertisers and publishers and developers of video games and other forms of digital entertainment. Our major video game-related web sites include IGN.com, GameSpy, TeamXbox, FilePlanet, 3D Gamers, Direct2Drive, GameStats.com and a number of web sites within our Vault and Planet networks. We also own and operate two entertainment web sites focused on movie-related content, IGN FilmForce and Rotten Tomatoes, and a male lifestyle web site, AskMen.com. We have established a central position in the video game sector that enables us to enhance the game play experiences of consumers, and to provide a marketing platform for advertisers and for video game publishers, throughout a video game's lifecycle.

        Our video game-related web sites attract one of the largest concentrated audiences of young males on the Internet. The combination of the size, composition and activity level of our audience is a core asset of our business. Our community of users is attractive to advertisers of video games and entertainment and other consumer products and services, as young males tend to be heavy consumers of entertainment and a wide variety of consumer products and services. Our network of web sites provides a channel for advertisers to target this demographic segment, whose consumption of media, according to multiple published research reports, is shifting away from television and print to the Internet and video games. We also provide paid premium content and service subscriptions to over 250,000 of our active users. We further serve our audience through our online retail store, Direct2Drive, through which we digitally distribute, sometimes exclusively, a growing array of PC video games.

        We believe that we have a unique, cost-effective content generation model. Our business model allows video game publishers and developers, our users and our editorial staff to create and share content in order to enhance the video game evaluation and game play experience. Content for our web sites provided by video game publishers and our editorial staff includes video game previews, reviews, trailers, screenshots, demos, file downloads, beta trial and full digital versions of video games, news, cheat codes and strategy guides. We complement this content by providing our users with tools to encourage and facilitate the organization, management and creation of user-generated content, such as their own reviews, game modifications, cheat codes and strategy guides. Our content helps attract users to our web sites, who in turn contribute more content that attracts additional users.

        In addition to enhancing the video game experience for users, we also help publishers and developers to enhance the value of a video game title throughout its lifecycle. We offer these customers promotional and marketing services and market data regarding anonymous consumer behavior and preferences. We have established cooperative relationships with many leading video game developers and publishers through which we gain access to their content for our web sites. In addition, we offer technology and services to these publishers and developers that enable multi-player online video game play, in-game advertising and content management, and enhanced product development and promotion, which allows us to begin collaboration with them early in the development process. For example, our software is integrated into approximately 150 PC and Sony PlayStation 2 multiplayer online video game titles released during the past two years. Also, we recently entered into an agreement with Nintendo to incorporate our in-game technology into the Nintendo DS platform and video games that operate on this platform. Our technology offerings provide us with additional opportunities to promote our brand to video game enthusiasts as well as an incremental revenue stream.

Industry Overview

        The Internet is a global medium for communication, content and commerce that enables a level of interactivity and user targeting that is generally unavailable through traditional media. As a result, businesses are increasingly using the Internet to engage with customers and conduct transactions. The Internet also allows users to interact and collaborate with others and to access and create digital content. Certain demographic segments, such as young males, are increasingly using the Internet to obtain information about and consume digital media, particularly video games. The Internet enables advertisers to target specific demographic segments and to develop a deeper understanding of their preferences and buying patterns.

        The following are key trends affecting the Internet and the entertainment sectors in which we operate.

  Broadband Access is Driving Consumption of Digital Media

        High-speed Internet access, or broadband, is facilitating consumption of data-intensive, rich media content, such as video games, filmed entertainment and music, because its high-speed, "always on" nature permits users to access large files quickly and conveniently. According to a June 2004 report by the Online Publishers Association / comScore Networks, broadband users spend more time online than dial-up users with similar demographic characteristics. This behavior is particularly pronounced for the 18 to 34 year-old demographic segment, where broadband users spend 52% more time online than dial-up users. According to this same report, broadband users in this age group spend nearly twice as much time per visit as dial-up users on entertainment sites with interactivity, such as multimedia and streaming capabilities. International Data Corporation, or IDC, projects that households in the United States with Internet access will grow from 68.4 million in 2004 to 97.7 million in 2009, and that the percentage of these households with broadband will increase from 44% in 2004 to 72% in 2009.

  Entertainment Consumption by Young Males is Shifting to the Internet and Video Games

        Young males account for a disproportionately large share of Internet usage and online entertainment consumption. According to the June 2004 report by the Online Publishers Association / comScore Networks, 75% of 18 to 34 year-old men have Internet access, representing the highest percentage of Internet access of any demographic segment and, although they account for only 25% of all men in the United States, they represent 36% of unique Internet visitors and register 42% of total page views. Further, we believe that viewing of primetime television by 18 to 24 year-old males is declining, while usage of video games and DVDs by this demographic group is increasing. We believe that young males are more likely than other Internet users to view the Internet as a primary source of entertainment content, to download digital files such as music, films and video game-related content, and to participate in online communities for posting and sharing this content and to play video games with each other.

  The Video Game Sector is a Large and Fast Growing Segment of the Entertainment Industry

        According to industry statistics, worldwide consumer spending on console games, PC games, online games and wireless games is expected to grow from approximately $25 billion in 2004 to approximately $50 billion by 2008, representing a growth rate significantly greater than that of the overall media and entertainment sector. We expect that growth in video game sales both internationally and for other gaming platforms, including online and wireless games, will contribute to future industry expansion.

  The Internet's Influence on the Video Game Industry is Increasing

        The Internet influences the video game sector by facilitating and enabling interaction among video game developers and publishers, editorial producers and consumers. Video game publishers and developers are using the Internet as a way to reach a broad universe of video game enthusiasts, to digitally distribute authorized content and to enhance their products. Video game enthusiasts are attracted to the Internet because it affords them a means of finding and sharing information about video game content among a large group of individuals with similar interests, purchasing and downloading video games, and playing against one another or against many others in remote locations.

  Online Advertising is Projected to Grow Rapidly

        The Internet has emerged as an efficient and cost-effective medium that enables advertisers to reach a highly targeted audience with customized marketing campaigns. The continued migration of audiences online at the expense of traditional media has contributed to a shift in advertising spending to the Internet. According to the US Online Marketing forecast: 2005 to 2010 Forrester Research, Inc., May 2, 2005, spending across the entire online advertising market in the United States is predicted to increase from $12 billion in 2004 to $22 billion in 2008. In particular, the disproportionately high use of the Internet by young males has caused advertisers to increase their online advertising spending significantly in order to access this demographic segment.

  eCommerce, Online Paid Content and Subscriptions are Expanding

        Consumers are demonstrating an increasing willingness to pay for content and services over the Internet. Online purchases by consumers in the United States are projected to grow from $96 billion in 2003 to $251 billion in 2007, according to IDC. According to the Online Publishers Association / comScore Networks, United States consumer spending on paid online content increased by 12.5% from $1.6 billion during 2003 to $1.8 billion during 2004 with subscriptions accounting for approximately 85% of total paid online content.

  Consumers Are Getting More Accustomed to Downloading Digital Content from the Internet

        As the global media industry has evolved from analog to digital technologies, new digital formats and products, such as DVD players, DVD recorders, HDTV, digital cable and personal computer-based video, music and game systems, have been introduced. These technological advances have affected a broad range of digital content, including music, movies, broadcast entertainment and video games. Consumers are helping to drive the transition to digital entertainment through their rapid adoption of new digital consumer electronics products that allow them to download and play audio and video in their homes, cars and elsewhere. According to IDC, the downloadable video games market is expected to grow to over $2.4 billion by 2008. We believe that the confluence of the Internet as an increasingly accepted media distribution channel, the widespread adoption of audio and video-enabled mobile devices, and the continuing growth in consumer demand for content in a variety of formats has made consumers more comfortable downloading digital content from the Internet.

Challenges

        The above industry trends are creating the following challenges for video game consumers, advertisers and video game developers and publishers, while creating opportunities for us and other companies.

  Challenges for Video Game Consumers

        Desire for a Large, Independent and Community-Based Network for Video Game Enthusiasts.    We believe that video game enthusiasts desire a relevant, publisher-independent forum through which they can interact and share information with a large online community of other video game enthusiasts. These individuals tend to be active creators and consumers of digital entertainment content, particularly video game-related content. They have limited opportunities to interact with a large base of video game enthusiasts and otherwise to enhance their video game experiences through an online community forum that allows them to create, download and purchase authorized digital content, to contribute to message boards and live chat rooms, and to participate in player-matching and tournaments for online multi-player games.

        Desire for Comprehensive and Compelling Video Game-Related Content.    We believe that video game enthusiasts desire a broad and deep source of high-quality, timely, video game-related content that is created by both professionals and their peers. Video game enthusiasts seek this content in order to enhance their video game play experience and to help them make informed purchasing decisions.

  Challenges for Advertisers and Video Game Developers and Publishers

        Difficulty Reaching a Large, Concentrated Audience of Young Males Through Traditional Media Channels.    We believe that video game publishers and consumer product advertisers are finding it increasingly difficult to reach a large, concentrated audience of young males, who are spending less time watching television and reading newspapers and magazines and more time using the Internet and playing video games.

        Few Internet Sites that Attract a Large, Concentrated Audience of Young Males.    We believe that there are relatively few web sites with strong brands and reputations for high-quality content and a demonstrated ability to attract and retain a large, concentrated community of young males. Advertisers that target this demographic segment seek to associate their own products and brands with these kinds of web sites. While major Internet portals have strong brands and good reputations, they appeal to a broad base of consumers and are not well suited or cost-effective as a channel for advertisers seeking specifically to target an audience of young males.

        Limited Ability for Developers and Publishers to Interact with Video Game Users.    Video game developers and publishers conducting market research need to assess video game users' activities and preferences in order to implement game modifications more effectively. Publishers currently have limited opportunities to receive feedback from, and to respond to the insights and opinions of, the video game user community.

        Limited Opportunities for Publishers to Enhance the Lifetime Value of a Video Game.    Video game publishers are contending with higher development costs and are increasingly reliant on a small number of successful video game titles. To offset these rising costs, publishers are seeking to increase the value and extend the life of a given title from game development through online demos, pre-release marketing, commercial release, reviews, tournaments, multiplayer game play and title extension opportunities. For example, in the pre-release stage, publishers need to generate product interest and create brand awareness and, after product release, they need to perpetuate interest in, and distribution of, the video game to enhance its revenue potential.

        Need for Multiplayer and Internet Enabling Software and Services.    Increasingly, video game users are seeking to play online-enabled, multiplayer video games and to access online features. Publishers and developers need online video game-enabling software and services to facilitate the development of video games and integrate seamlessly direct links to the Internet at appropriate times during video game play. This software and these services would allow video game users to enhance their game play experience both by easily accessing tournaments, level extensions, tips and strategies and by participating in player-matching across the Internet from within the video game environment.

        Limited Access to a Proven Channel for the Digital Distribution of Entertainment Products.    Providers of entertainment content need a proven, cost-effective platform that attracts a large, concentrated audience to market their products effectively online. We believe that demand exists for a secure, scalable online digital distribution platform that combines digital retail capabilities and multiplayer services with credible and comprehensive information about the products.

Our Advantages

        We are the leading community-based Internet media and services company for the video game industry. We own and operate a network of branded web sites. Our network reaches a large, concentrated audience of young males and serves as a platform and publisher-independent source for a broad range of content and services for consumers, developers, publishers, retailers and advertisers of video games and other digital entertainment content and services.

        Our key advantages include:

        Large, Concentrated Audience of Young Males.    In the three-month period ended June 30, 2005, our network of video game-related web sites attracted an average of 18.4 million unique visitors each month and our movie-related and male lifestyle web sites attracted an average of 8.5 million additional unique visitors each month. Our network of video game-related web sites had one of the highest audience compositions of unique male visitors aged 18 to 24 and 18 to 34 of all Internet networks according to the Fall 2004, Winter 2005, Spring 2005 and Summer 2005 releases of Nielsen//NetRatings' @Plan reports. The large and concentrated user community on our video game, entertainment and male lifestyle web sites represents a significant competitive advantage because of the scarcity of demographically targeted web sites. Our audience is attractive to publishers and advertisers that want to target this demographic segment, because young males tend to be heavy consumers of video games, other forms of entertainment and a variety of other consumer products and services.

        Active User Community.    Our users are active participants in our online communities and consume and create a significant amount of digital content on our web sites. For example, according to our records, during the three-month period ended June 30, 2005, the users of our video game-related web sites collectively downloaded an average of approximately 12.8 million digital entertainment software files per month and viewed an average of approximately 542 million of our web pages. In addition, our records show that, during that same three-month period, an average of 4.5 million new message board postings per month were either authored or viewed by approximately 20% of the visitors to our video game-

related web sites. Our community generates relevant content, creating opportunities for us to sell premium content and service offerings to users in a cost-efficient manner and enhancing our positioning as a platform and publisher-independent source for digital entertainment content and services.

        Comprehensive Collection of Video Game Content.    We believe that we create and aggregate one of the broadest and deepest collection of high-quality, timely and publisher-independent content for video game enthusiasts. The content on our web sites includes custom content generated by our in-house editorial staff and freelance writers, content generated by users, and third-party content from leading video game developers and publishers and other media and entertainment companies. The collection of content available on our web sites includes product previews, reviews, trailers, screenshots, demos, file downloads, beta trial versions of video games, full digital versions of video games, news, cheat codes, strategy guides and message boards. This content helps attract users to our web sites, who in turn contribute more content that attracts additional users.

        Ability to Enhance the Lifetime Value of a Video Game Title.    We believe our ability to serve consumers, publishers and developers throughout the lifecycle of a video game title is unique in the industry. During the development phase of a game, which typically begins up to 12 months prior to launch, and the ensuing pre-release, beta-testing and launch phases of a game, we provide product previews, demos, pilots, trailers, beta trial versions and, in select cases, full digital versions of final games. During the early game play phase following a product launch, we offer product news, cheat codes, strategy guides and message boards. During the extended life of a game, which can typically last up to 24 months after launch, we provide game facts, statistics, game patches and modifications, and we enable player-matching, multiplayer gaming, tournaments and competitions. Throughout this product lifecycle, we offer publishers and developers multiple opportunities to create additional value through public relations, marketing and promotional services, in-game advertising and content management, and market research and insights into consumer behavior and preferences on an anonymous basis.

        Service Offerings for Advertisers and Video Game Publishers and Developers.    We offer a variety of services for advertisers and for video game publishers and developers, including marketing, public relations and promotional services, digital retail, in-game advertising and content management, proprietary tools that enable online video game play, customized development services, market research and web publishing, beta trials and hosting. We believe that the quality and breadth of our content, service offerings and community, together with our proprietary market research tool, GamerMetrics, have helped us become a trusted platform from which advertisers, publishers and developers can gain insights into the interests, preferences and behavioral patterns of young males and other video game enthusiasts. We believe that our ability to offer online video game-enabling software and services and in-game advertising and content management to publishers is a competitive advantage because it allows us to collaborate with publishers early in the lifecycles of their video games and to build users' awareness of our brands during game play. In addition, through our online digital retail store, we offer publishers a cost-effective digital distribution platform to sell both their new and catalog PC video game titles.

        Strength in Online Video Game Content Distribution and Paid Subscriptions.    We distribute a wide variety of authorized video games and other digital content over the Internet to our users on free, paid subscription and pay-per-download bases. We collaborate with video game publishers to offer a variety of content, such as demos, screenshots, betas, trailers and, in select cases, full digital versions of their video games. Our online retail store,

Direct2Drive, offers through digital distribution a growing selection of top-rated games from the industry's leading publishers, including Electronic Arts, Sony Online Entertainment, Ubisoft, Vivendi Universal Games, Atari and Eidos. We believe that we provide one of the largest online paid subscription programs for premium video game content, services and information, with over 250,000 active paying subscribers. We believe that the trusted relationship we have developed with our users by providing these free and paid services is a significant competitive advantage as digital entertainment distribution and consumption continues to shift online.

Our Strategy

        Our goal is to become the leading Internet media and services company for video gaming and other forms of digital entertainment. To achieve this goal, we intend to:

  Expand Our Community of Video Game Enthusiasts

        We intend to continue to grow our community and to encourage more visits to and greater activity on our web sites by:

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  Expanding our content and service offerings.  We intend to continue to invest in the creation and aggregation of content and the development and launch of new services by employing additional editorial personnel and freelance writers, investing in additional software tools to facilitate user interaction and to encourage the creation of content by our community, and strengthening relationships with video game publishers and media and entertainment companies that provide us with content.

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  Extending our multi-brand strategy.  We intend to continue to use multiple web sites and brands to reach different segments of our core audience. For example, our recent acquisition of AskMen.com extended our brand into male lifestyle content. Although managing a variety of brands subjects our business to additional complexities, costs and risks associated with customer confusion, the use of multiple web sites with distinct brands allows us to offer our advertisers a variety of highly focused targeting opportunities.

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  Expanding internationally.  We believe that significant market demand and attractive expansion opportunities for video games exist in Europe and the Asia Pacific region. We intend to evaluate opportunities to expand into markets in which we believe localized versions of our web sites, content and services may be successful. In evaluating these opportunities, we will consider employing a variety of strategies to achieve our objectives, ranging from entering into licensing, joint venture or other alliances or arrangements with entities in those locales to expanding on our own or through the acquisition of established entities in those locales.

  Expand and Enhance Our Video Game-Related Products and Services

        We intend to expand and enhance the products and services that we offer to our community of users, video game developers and publishers, and advertisers by:

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  Expanding and deepening the tools and services we provide for our community of users, developers, publishers and advertisers.  We intend to continue to expand and deepen the array of tools and services we provide to include improved community and content-creation tools, innovative game-play functionality and video gaming events for our community of users, and in-game advertising and technology, digital downloading and streaming of games, and market research and data mining tools for developers, publishers and advertisers.

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  Expanding the offerings of our premium paid content and services.  Although we will continue to provide much of our content for free, we believe that an opportunity exists to expand our paid content and services offerings, including subscriptions and pay-per-download. For example, we have recently signed a contract with Comcast to provide a high-speed Internet broadband service dedicated to video game enthusiasts that will be bundled with our game-related content and subscription services.

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  Expanding our digital retail offerings and services.  We intend to expand our digital distribution of entertainment products that can be conveniently purchased and delivered through the Internet, rather than through traditional e-commerce, which requires physical delivery. We intend to increase the overall number of video game titles that we obtain from developers and publishers for direct or third-party digital distribution, as well as the number of video game titles that we digitally distribute on an exclusive basis. In addition to offering video games, we are investigating the digital distribution of filmed entertainment.

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  Expanding our content and service offerings to new platforms.  We intend to invest in providing our content, technology, community and service offerings to users, developers and publishers for emerging platforms such as next generation consoles, mobile video game devices, wireless video game applications and cell phones.

  Strengthen and Expand our Relationships with Advertisers

        We plan to deepen our relationships with existing advertisers by continuing to provide them with innovative marketing campaigns and services. At the same time, we plan to expand our advertiser base by providing new marketing and advertising services and by increasing our focus on consumer brand companies.

  Leverage our Leadership in Video Games to Pursue Other Digital Entertainment Categories

        Our surveys indicate that our audience members tend to be heavy consumers of filmed entertainment, sports, music and other entertainment. Additionally, the natural links between certain video games and other digital entertainment categories provide us with opportunities to continue to broaden and deepen our content and community offerings into other entertainment sectors, which we believe will increase our audience's use of and affinity for our web sites. We believe that we can adapt our business model to address these other digital entertainment categories, which will benefit our audience, advertisers and digital entertainment content providers.

  Pursue Strategic Acquisitions and Relationships within Complementary Categories

        We intend to continue to pursue strategic acquisitions and relationships to expand our core video game content and service offerings, as well as to diversify our business into other digital entertainment categories and to broaden our geographic presence. We believe that strategic acquisitions and relationships will allow us to continue to expand our business and grow our audience.

  Distribute Our Content through Alternative Channels

        We believe that our active user community, comprehensive collection of high-quality content and well-established reputation as a trusted provider of video game content provide us with unique opportunities to deliver our content outside of our traditional distribution channels. We are exploring offline co-marketing opportunities, such as television, print and outdoor events, where we may be able to demonstrate the value of our brand across alternative distribution channels.

Content and Services

        We serve our users through a network of branded web sites that we own and operate. We broadly classify these web sites into video games, entertainment and male lifestyle content. Most of our web sites focus on video games. We cover all major platforms, including PC, Sony PlayStation 2 and PlayStation 3, Microsoft Xbox and Xbox360, Nintendo GameCube, Nintendo Game Boy Advance, Sony PSP, Nintendo DS and wireless gaming devices. Our major video game-related sites include IGN.com, GameSpy, TeamXbox, FilePlanet, 3D Gamers, Direct2Drive, GameStats.com and a number of web sites within our Vault and Planet networks. We also own and operate two entertainment sites focused on movie-related content, IGN FilmForce and Rotten Tomatoes, and a male lifestyle web site, AskMen.com. In addition, we provide content channels on our IGN.com web site related to DVDs, television, science fiction, music, electronic accessories and cars.

        Our team of 60 in-house editorial writers and 132 freelance writers, as of June 30, 2005, generates a significant portion of the content on our web sites, producing an average of approximately 4,300 original pieces of editorial content each month. Our community of users also generates a large amount of content, including reader reviews, message board postings, game cheats and codes, strategy guides, user-developed game levels or modifications, and answers to frequently asked questions about top games. We also aggregate content provided by leading video game developers and publishers and other media and entertainment companies, some of which is available exclusively on our web sites. All of this content, in turn, stimulates the production of additional user-generated content.

  Content and Services for Our Community of Users

        Through our video game-related web sites, which cover the substantial majority of our content, we provide our users with the following free and paid content and service offerings. We bundle different combinations of our paid content and service offerings into a variety of subscription packages, including IGN Insider, Founder's Club and FilePlanet. The duration of our subscription packages ranges from one month to two years.

Features	Offerings to All Users	Offerings to Paid Subscribers Only
Editorial	• News
•  Reviews
•  Previews
•  Features and interviews
•  Codes to cheat in games
•  Answers to frequently asked questions
    to help players finish games
•  Opinion pieces and humor
•  Videos
•  Game screenshots
	• Strategy guides	• Comparative reviews of games released on multiple platforms • Advance previews • Special video content • Advance access to strategy guides • Exclusive opinion pieces
Community	• Message boards for specific games, platforms and genres • Player-matching services • Buddy lists • Chat rooms • Developer events and chat rooms	• Subscriber-only message board areas • Exclusive chat rooms • Exclusive game play privileges
Player Competition	• Ability to create and join ladders and tournaments for games	• Customized ladders and tournament pages • Exclusive subscriber competitions
High-speed Downloads	• Access to all public files with a wait time dependent on web site demand and user traffic	• Priority downloads • Access to exclusive files • Multiple concurrent file downloads
Video Games and Strategy Guides	• Access to paid downloads • Standard pricing	• Limited number of free games

  Services for Advertisers

        We provide our advertisers with a wide range of advertising and marketing programs, including brand promotion and awareness, product introductions and research, market research, consumer targeting, lead generation and customer acquisition. These programs enable customers to display their advertisements in textual, rich media and graphical formats across, or in selected locations on, our network. The programs we offer include advertisements, sponsorships, co-marketing, consumer intelligence, content licenses and commerce partnerships. We derive advertising revenue primarily from a variety of advertising products. Some of these products are displayed based upon a minimum number of impressions delivered, and others are displayed for a fixed period of time. "Impressions" are the number of times that an advertisement appears in pages viewed by users. We believe that these products provide advertisers with the flexibility to create programs that balance their advertising goals against total cost.

  Services for Video Game Developers and Publishers

        We offer video game developers and publishers a suite of technology and services to aid them in the development and promotion of their products. We offer software that facilitates the development of online multiplayer video game play through a variety of online video gaming tools and back-end services that enable player-matching, buddy lists, in-game chat, competition, statistics tracking, software patching, Internet security and piracy protection. In addition, our software enables in-game advertising and content management. We also offer training, specification, implementation and testing services. Our integrated offering of all these tools and services helps publishers and developers reduce product development time and accelerate product launch.

        To help promote publishers' video games, we offer file hosting of beta versions of games and web publishing and hosting of game-specific sites, including tournament and ladder competition sites. In addition, through our online digital retail store, we offer publishers a cost-effective digital distribution platform to sell both their new and catalog video game titles.

Audience

        Our content and services attract a large, active audience of video game and entertainment enthusiasts. In the three-month period ended June 30, 2005, our network of video game-related web sites attracted an average of 18.4 million unique visitors each month and our movie-related and male lifestyle web sites attracted an average of 8.5 million additional unique visitors each month. According to our records, during that same three-month period, the users of our video game-related web sites collectively downloaded an average of approximately 12.8 million digital entertainment software files per month and viewed an average of approximately 542 million of our web pages.

        Based on our March 2005 survey of our users, we believe approximately 96% of the visitors to our video game-related web sites are male, of which approximately 28% are 13 to 17 years old, 36% are 18 to 24 years old and 21% are 25 to 34 years old. Our network of video game-related web sites had one of the highest audience compositions of unique male visitors aged 18 to 24 and 18 to 34 of all Internet networks according to the Fall 2004, Winter 2005, Spring 2005 and Summer 2005 releases of Nielsen//NetRatings' @Plan reports. The young male segment is one of the most difficult for advertisers to reach offline, because its consumption of television and print media has been declining according to multiple published research reports.

        Our users are also active consumers of video games and other digital entertainment content, products and services, making them an attractive audience for providers of these types of content, products and services. According to our March 2005 survey, our users spent an average of 15.1 hours per week online, 10.2 hours per week playing console video games and 10.7 hours per week playing PC video games. In addition, based on this survey, 89% of our users had broadband Internet access, 85% owned a DVD player and 74% purchased one or more DVDs a month.

Affiliated Web Sites

        We operate our own web sites and have arrangements with affiliated web sites that appeal to the 18 to 34 year-old male demographic segment. The web sites affiliated with our network contribute to the amount of information available to users on our network and also extend the reach of our network to a slightly larger audience of 18 to 34 year-old males. To attract and retain affiliates, we offer them a range of value-added services, including web site hosting, in exchange for the right, but not the obligation, to sell advertising inventory on their web sites. Our arrangements with affiliated web sites may be terminated at either party's convenience, and we are continually losing and gaining affiliates as we conduct our business in the ordinary course. As of June 30, 2005, there were approximately 1,750 web sites affiliated with our network. User data from these web sites are generally included in third-party and our internal statistics disclosed in this prospectus. Although our associations with affiliated web sites enrich our online community, our business as a whole and our user data in particular are not materially dependent on our affiliated web sites, individually or in the aggregate.

Advertising and Video Game Publisher and Developer Customers

        In the twelve-month period ended June 30, 2005, we derived revenue from more than 280 different advertising customers. Approximately 45% of our advertising revenue in the twelve-month period ended June 30, 2005 came from video game-related companies, and the remainder came from consumer product and entertainment companies and government agencies. No single advertiser accounted for more than 10% of our total revenue.

        Our advertising customers included 19 of the top 20 video game publishers according to The NPD Group's annual 2004 U.S. retail revenue rankings, many leading consumer product companies, and a number of major film studios. Our top 30 advertising customers, based on advertising revenue for the twelve-month period ended June 30, 2005, are:

Activision AOL Atari Blockbuster Capcom Eidos Electronic Arts ESPN Fox Jamdat Mobile	Logitech Lucas Arts Microsoft Midway Games Namco Nintendo Nokia Office of National Drug Control Policy Paramount Pictures Sega	Sony Take-Two Interactive Target THQ T-Mobile Ubisoft Unilever Universal Pictures Vivendi Universal Games Warner Brothers

        In the twelve-month period ended June 30, 2005, we received hosting contract services revenue from over 50 video game publishers and developers. Our top ten hosting contract services customers, based on service revenue for the twelve-month period ended June 30, 2005, are Activision, Atari, Codemasters, Digital Illusions CE, Electronic Arts, Lucas Arts, Nintendo, Take-Two Interactive, THQ and Vivendi Universal Games. Our software is integrated into approximately 150 PC and Sony PlayStation 2 multiplayer online video game titles released during the past two years.

Sales and Marketing

        As of June 30, 2005, we had a sales and marketing organization of approximately 98 professionals, most of whom were engaged in advertising sales and the remainder of whom were engaged in selling and supporting the products and services that we offer to game developers and publishers. Our advertising sales teams, which operate out of our headquarters in Brisbane, California, and offices in New York, Los Angeles, Chicago and Montreal, consult regularly with advertisers and agencies on design and media planning for advertisements, sponsorships, co-marketing arrangements and promotions across our web sites. These teams are supported by our sales operations staff, which ensures the administration and fulfillment of our advertising campaigns. Our market intelligence staff, using both our GamerMetrics market research tool and third-party and custom in-house research, provides advertisers and strategic partners with information and expertise about our users and their purchasing habits that is intended to help them market their products and services more effectively to our audience.

        Our advertising sales teams are organized by advertising category—video games, entertainment, general consumer and retail. By developing industry expertise among our sales personnel, we have strengthened the ability of our sales personnel to develop compelling, category-specific advertising and promotional programs and have helped our sales teams to communicate the value we offer to advertisers within a category.

        We engage in media and public relations campaigns on an ongoing basis with contacts in the business and financial press, industry analysts and the consumer press. Our public relations efforts are an important component of our overall marketing and brand awareness strategy, and we plan to continue to develop our media outreach program. We also exhibit at several video game and entertainment industry trade shows, primarily to demonstrate our product and brand leadership to industry participants. Although we engage in selective marketing activities to increase awareness of our various brands among advertisers, publishers and members of our audience, we have invested very limited resources for this purpose to date.

        Revenue from the United States represented approximately 98%, 98% and 97% of our total annual revenue in 2002, 2003 and 2004. Our business reflects seasonal fluctuations in advertising spending, video game title release dates and shipment schedules, and consumer Internet usage, particularly among the college and school-aged members of our audience. Within a calendar year, we typically experience our highest revenue in the fourth quarter, normally followed by lower revenue in the first quarter of the next calendar year.

Competition

        We compete with companies and web sites that primarily or as a part of their offerings target video game enthusiasts, including CNET Networks (GameSpot Network), Gorilla Nation Media, UGO Networks and Yahoo!Games. We also compete with companies that primarily focus their web sites on other digital entertainment, such as RealNetworks. In addition to these competitors, we face or will likely face in the future competition for advertising customers, users and business partners from the following kinds of companies:

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  video game developers and publishers and console vendors;

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  Internet portals;

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  media and entertainment companies;

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  online retailers;

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  online commerce enablers;

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  Internet service providers and wireless carriers; and

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  other entities that establish a community on the Internet by developing their own competing content or purchasing one of our competitors.

Finally, we compete for advertisers and advertising revenue with companies in traditional forms of media, such as television, radio, newspapers and magazines. Some of these actual and potential competitors are also our customers. In the portion of our business that licenses technology and sells services to game publishers and developers, we face competition primarily from in-house personnel of the publishers and developers themselves and from a few small online technology companies, such as Demonware, Quazal and Terraplay.

        We provide certain of our content and services to our customers on a subscription fee basis while many of our competitors offer similar content and services at a lesser fee or free of charge.

        The market for Internet users and online advertisers is fragmented, rapidly changing and highly competitive, and we believe that the competition for users and online advertising revenue will increase greatly in the future.

        We believe that we compete favorably with regard to the principal competitive factors in attracting and retaining users, which consist of the following:

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  the nature, breadth, depth, relevance and quality of web site content, services and applications;

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  a user's ability to interact easily with a community of individuals with similar interests;

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  brand recognition and credibility in the relevant market segments;

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  a web site's demographic focus and concentration;

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  availability and quality of free content;

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  affordable pricing and value proposition for subscriptions and paid services;

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  the variety of value-added services; and

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  for video game enthusiasts, certain specialty services such as the ability to download and manage very large digital files and to facilitate multiplayer gaming.

        We believe that we compete favorably with regard to the principal competitive factors in attracting and retaining online advertisers, which consist of the following:

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  the amount of user traffic and number of paid subscribers on a web site;

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  a web site's brand recognition;

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  a web site's reputation for quality content, services and tools;

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  the demographic characteristics of a web site's users, such as age, gender, income level and spending propensities;

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  the ability of a web site to offer targeted, highly focused audiences and market data regarding anonymous consumer behavior and preferences;

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  the ability to work innovatively and flexibly with advertisers and agencies to design campaigns and placements;

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  the variety and compelling nature of advertising offerings and promotional programs; and

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  cost-effectiveness of advertising.

Our Commitment to Privacy

        We consider the protection of the personal privacy of each of our users to be an important corporate value. Although we gather data about the areas of our web sites that our users visit or access and use and share this information in aggregate, non-personal form to understand and help others to understand how our users as a group use our web sites, we protect the anonymity of our users by not using this information without their authorization to target them personally for advertising or promotions or to track their behavior as individuals and by not sharing any individual-specific data with third parties without authorization.

Technology and Operations

        We develop software internally and license third-party technology on an ongoing basis to support our product and service offerings. We provide suites of technology that offer various aspects of our internally-developed online multiplayer gaming technology and provide services to video game developers and publishers to aid their product development and promotion. As of June 30, 2005, we had 18 product development professionals dedicated to supporting and extending this suite. In addition, we internally develop some of the software tools or applications that we make available to our users, our advertisers and other web sites on a free or paid basis. These software applications include: for our users, tools for personal data entry, access, tracking, archiving and organization; for our advertising customers, tools to perform authorized mining and analysis of aggregated, non-user-specific information from our web sites; and for third-party web sites, a hosting platform that can be used to develop and support these sites.

        We develop software internally and license third-party technology to support our infrastructure, such as our databases, subscription systems, web traffic tools, system monitoring capabilities and technology to serve and enhance advertising messages. We developed our membership, personalization, advertising delivery and community software using third-party application servers and database systems. Our advertising selection and management system is DART Enterprise by DoubleClick. We have developed traffic analysis software to compute statistics to provide to our advertising customers. We believe the software and technology we have internally developed for our infrastructure gives us a strategic advantage in allowing a rapid and standardized approach to collecting, storing and using a variety of content and services from a variety of sources.

        We have internally developed distribution capabilities that allow for the simultaneous download of large data files. Our operating infrastructure is designed to support the reliable delivery of tens of millions of page views per day, multi-gigabyte files and up to 14 billion bits per second of content. We also have integrated third-party digital rights management into our distribution capabilities. We supplement our infrastructure with Speedera Networks' Content Delivery Network service to help us handle unusually high usage. This arrangement, together with our queuing and serving software and our download manager application, allows us to scale to service increasingly larger files and numbers of users.

        In 2002, 2003, 2004 and the six months ended June 30, 2005, we spent $1.5 million, $1.7 million, $6.0 million and $3.5 million, respectively, on engineering and development.

        Our data is primarily hosted at facilities in Santa Clara, California, and to a lesser extent, in Irvine, California. This geographic span of nearly 400 miles is expected to protect our non-derivable data in the face of a regional problem or natural disaster. Our hosting facilities are responsible for providing us with a high-speed, scalable, fault-tolerant Internet connection, clean power and physical and network security. We continually maintain and, as appropriate, upgrade our physical and network security infrastructure, and have systems in place to help ensure reliability and protection of data 24 hours a day, seven days a week.

Intellectual Property

        We regard our intellectual property rights as important to our success. In particular, we rely upon our domain names and trademarks to build and enhance our brands. We currently have registered approximately 1,300 domain names, including the names now in use across our network. Our trademarks will remain in effect indefinitely to the extent that we continue to use them in commerce. We have only applied for the registration of some of our trademarks and service marks and may not be successful in obtaining the trademarks and service marks for which we have filed applications. To protect our intellectual property rights, including our internally-developed source code, we also rely on a combination of patent, copyright and trade secret protection, confidentiality agreements with employees and third parties, and protective contractual provisions. We own a U.S. patent related to a system and method for network data transfer, which expires in 2021. Our historical database of articles, reviews and other content on our web sites (exclusive of third-party components) has been registered for copyright protection under group registration provisions. In addition, we have applied for coypright protection for our GameSpy Arcade database. We have acquired licenses to third-party patents to support some of our digital rights management and distribution capabilities. Although our patents, copyrights and licenses are an important element of our success, our business as a whole is not materially dependent on any one patent, copyright or license or the underlying patent associated with any license or on all of these rights collectively.

        Prior to entering into discussions with potential partners regarding our business and technologies, we generally require that they enter into nondisclosure agreements with us. If these discussions result in a license or other business relationship, we also generally require that the agreement setting forth each party's rights and obligations include provisions for the protection of our intellectual property rights. Licensees of these rights may take or fail to take actions that would diminish the value of our rights or reputation.

        Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or services or obtain and use information that we regard as proprietary. The laws of some foreign countries do not protect proprietary rights as extensively as do the laws of the United States. In addition, others may be able independently to develop substantially equivalent intellectual property. If we do not protect our intellectual property effectively, our business could suffer.

Employees

        As of June 30, 2005, we had a total of 291 full-time employees, including 98 in sales and marketing, 43 in engineering and development, 99 in production, content and fulfillment and 51 in general and administration. We also regularly retain on a short-term basis independent contractors to produce editorial content for our web sites, and have engaged 132 freelance writers as of June 30, 2005. None of our employees is represented by a labor union or collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Facilities

        Our principal editorial, sales, marketing, development and administrative offices are located in approximately 42,000 square feet of office space in Brisbane, California, under a lease that expires in December 2009. We also have editorial and development offices located in approximately 21,000 square feet of office space in Costa Mesa, California, under a lease that expires in January 2010. In addition, we maintain offices in New York, Los Angeles, Chicago, Montreal and Emeryville, California. We believe that, to the extent that our current office space is not adequate for our future needs, we can acquire the requisite additional space on commercially reasonable terms.

Legal Proceedings

        We are not a party to any material legal proceedings. From time to time, we may also become a party to other litigation and subject to claims incident to the ordinary course of business.

MANAGEMENT

Directors and Executive Officers

        The following table presents information regarding our directors and executive officers as of June 30, 2005.

Name	Age	Position
Mark A. Jung	44	President, Chief Executive Officer and Director
Michael J. Sheridan	40	Chief Financial Officer and Secretary
Kenneth H. Keller	48	Executive Vice President, Engineering, and Chief Technical Officer
David W. Phillips	42	Executive Vice President, Corporate Strategy, and General Counsel
Dale W. Strang	45	Executive Vice President and General Manager, Media and Publishing
James M. Berger	40	Vice President and General Manager, Consumer Products
Richard A. Jalichandra	43	Vice President, Business Development
Mark Stieglitz	51	Vice President and General Manager, Publisher Services
Christopher Anderson	48	Director
Jonathan B. Bulkeley (1)(2)	44	Director
Christopher S. Gaffney (3)	42	Director
Michael A. Kumin (3)	33	Director
Jeffery F. Moy (1)	42	Director
Michael J. Shannahan (1)(2)	56	Director

(1)
Member of the Audit Committee.

(2)
Member of the Nominating and Governance Committee.

(3)
Member of the Compensation Committee.

        Mark A. Jung has served as our Chief Executive Officer and a member of our board of directors since our incorporation in January 1999 and as our President from January 1999 to October 2000 and since July 2002. He co-founded Worldtalk Communications Corporation, an Internet security company, and served as its Chief Executive Officer and a director from February 1992 to July 1997 and also as its Chairman from February 1996 to July 1997. Mr. Jung holds a B.S. in electrical engineering from Princeton University and an M.B.A. from Stanford University.

        Michael J. Sheridan has served as our Chief Financial Officer since May 2004 and as our Secretary since August 2004. From May 1999 to December 2003, he served as an executive officer of SonicWALL, Inc., an Internet security appliance provider. During this period, Mr. Sheridan served SonicWALL in various capacities, including Chief Financial Officer, Chief Operating Officer and Senior Vice President, Strategy. From November 1996 to May 1999, Mr. Sheridan served as Vice President of Finance and Corporate Controller of Genesys Telecommunications Laboratories, Inc., an enterprise software company. He holds a B.S. in commerce from Santa Clara University and is a Certified Public Accountant.

        Kenneth H. Keller has served as our Executive Vice President, Engineering, since July 2004 and as our Chief Technical Officer since March 1999. From March 1999 to July 2004, he served as our Vice President, Engineering. From May 1996 to December 1998, he was a self-employed business consultant, entrepreneur and investor. From April 1995 to April 1996, he served as director of development of Excite, Inc., an Internet media company. Mr. Keller holds a B.S. in mathematics from Carnegie Mellon University and an M.S. and Ph.D. in computer science from the University of California at Berkeley.

        David W. Phillips has served as our Executive Vice President, Corporate Strategy, and General Counsel since June 2004. From May 2001 to May 2002 and from September 2002 to June 2004, he served as a consultant to Internet, digital media and technology companies. From January 2002 to September 2002, Mr. Phillips served in various capacities at Napster, Inc., an online digital music company, including most recently as Vice President, Music Services and Acting General Counsel. From January 2000 to February 2001, he served as Chief Executive Officer and a director of Crunch Music Ltd., a digital music and interactive media provider. From July 1994 to December 1999, Mr. Phillips served in various capacities with AOL Inc. and AOL Europe (an AOL-Bertelsmann joint venture). He holds a B.A. in history from Pomona College and a J.D. from the University of Chicago Law School.

        Dale W. Strang has served as our Executive Vice President and General Manager, Media and Publishing, since January 2005. From June 1996 to December 2004, he served in various capacities at Ziff Davis Media, an integrated media company focusing on the technology, video game and consumer lifestyle markets, including most recently as Chief Executive Officer and Senior Vice President of the game group. Prior to that, Mr. Strang served in numerous executive positions with International Data Group, a worldwide publishing and research provider in information technology. He attended Massachusetts College of Pharmacy and Nichols College.

        James M. Berger has served as our Vice President and General Manager, Consumer Products, since our March 2004 acquisition of GameSpy Industries, Inc. From June 2003 to March 2004, Mr. Berger served as Vice President, Consumer Products at GameSpy. From January 2003 to June 2003, he served as Vice President of Evergreen Concepts, LLC, a brand and consumer products marketing firm. From September 1996 to November 2002, Mr. Berger served in marketing positions in the Consumer Product Division of The Walt Disney Company, including most recently as Director of Marketing at Disney Interactive. He holds a B.A. in economics from Washington and Lee University and an M.B.A. from the University of Virginia Darden Graduate School of Business Administration.

        Richard A. Jalichandra has served as our Vice President, Business Development, since July 2003. Prior to joining us, he served as a consultant to the online advertising industry from February 2003 until July 2003, as Director, National Accounts, at Terra Lycos, Inc., an Internet media company, from March 2002 to February 2003, and as Vice President of Business Development at Neopost Online, Inc., a postage and shipping technology company, from April 2000 to August 2001. From February 1999 to April 2000, Mr. Jalichandra served as Senior Vice President and Managing Director of Answerthink, Inc., an interactive marketing and technology consulting firm. He holds a B.S. in business administration from the University of Southern California and an M.B.A. from the University of Washington.

        Mark Stieglitz has served as our Vice President and General Manager, Publisher Services, since April 2004. From March 1998 to April 2004, he served as Director, Marketing at Oracle Corporation, a database and enterprise software company. Mr. Stieglitz holds a B.S. in industrial technology from California State University, Long Beach.

        Christopher Anderson has served as a member of our board of directors since our incorporation in January 1999 and served as Chairman of our board of directors from January 1999 to August 2003. Since November 2001, he has also served as Chairman of TED Conferences LLC, an organization that sponsors conferences focusing on the convergence of technology, entertainment and design. Mr. Anderson founded Imagine Media, Inc., the entity from which IGN was spun out, and served as its Chief Executive Officer and as one of its directors from 1993 until its acquisition in June 1999 by Future Network, plc, a U.K. magazine and web site media company founded by Mr. Anderson. He served as Chairman of the Board of Future Network from June 1999 to November 2001. Mr. Anderson holds a B.A. in politics, philosophy and economics from Oxford University.

        Jonathan B. Bulkeley has served as a member of our board of directors since June 2004. He has also served as the non-executive Chairman of QXL ricardo plc, a European online auction company, since February 1998 and as a member of the board of directors of The Reader's Digest Association, Inc., a publishing and direct marketing company, since January 2001. Mr. Bulkeley also served as the non-executive Vice-Chairman and a member of the board of directors of EDGAR Online, Inc., an online document retrieval service, from April 2003 to March 2004, and as a member of the board of directors of Cross Media Marketing, a direct marketing company, from October 2001 until July 2002. He was Chairman and Chief Executive Officer of LifeMinders Inc., an online direct marketing firm, from February 2001 to October 2001, having served as a director of that company since August 1999. Mr. Bulkeley was Chief Executive Officer of barnesandnoble.com, inc., an online retail book company, from January 1999 to January 2000. He holds a B.A. in African studies from Yale University.

        Christopher S. Gaffney has served as a member of our board of directors since August 2003. Mr. Gaffney co-founded Great Hill Partners, LLC, a private equity firm, and has served as one of its managing partners since January 1999. He has also served as a director of Haights Cross Communications, Inc. since March 1997. Mr. Gaffney holds a B.S. in accounting and economics from Boston College.

        Michael A. Kumin has served as a member of our board of directors since August 2003. Mr. Kumin is a partner of Great Hill Partners, LLC, where he has served as an investment professional since June 2002. From August 1999 to June 2001, Mr. Kumin served as Executive Vice President of Creative Planet, Inc., an information and technology company targeting the entertainment industry. Previously, he served at separate times as an investment professional for Apollo Advisors, L.P. and Goldman, Sachs L.P. in their private equity funds. He holds a B.A. in public policy and international affairs from Princeton University.

        Jeffery F. Moy has served as a member of our board of directors since December 2003. He has also served as Assistant Vice President, Corporate Investments, and Managing Director, Private Equity, at Liberty Mutual Insurance Company since 1994. Mr. Moy holds a B.S. in business administration from Boston University and an M.B.A. from the Massachusetts Institute of Technology Sloan School of Management.

        Michael J. Shannahan has served as a member of our board of directors since June 2004 and was previously a member of our board of directors from January 2003 to August 2003. He has also served as Chief Financial Officer of Medsphere Systems Corporation, a software vendor serving healthcare providers, since February 2005. Mr. Shannahan is a member of the board of directors of Kana Software, Inc., an enterprise customer relationship management software provider, since June 2005, and Critical Path, Inc., a digital communications software and service provider, since June 2004. From October 2003 until September 2004, he served as Senior Vice President and Chief Financial Officer of Chordiant Software, Inc., an enterprise software vendor. From January 2003 until October 2003, Mr. Shannahan provided financial consulting services. From October 2001 to November 2002, he served as Chief Financial Officer of Sanctum, Ltd., a web applications security provider. From January 2001 to September 2001, Mr. Shannahan served as Chief Financial Officer of BroadBand Office, Inc., a communications service provider. From August 1999 to January 2001, he served as Chief Financial Officer of mySimon.com, an ecommerce company. Mr. Shannahan also was previously a partner at KPMG LLP, our current independent auditors. He holds a B.S. in business administration, with a concentration in accounting, from Rockhurst College and is a Certified Public Accountant.

Board of Directors Composition

        We currently have seven directors. Our current directors were elected pursuant to a stockholders agreement that we entered into with holders of our preferred stock and certain holders of our common stock. Upon the closing of this offering, this agreement will terminate. The employment agreement of Mark A. Jung, our President and Chief Executive Officer and a director and stockholder, provides that he will be entitled to severance benefits if he is not re-elected to our board of directors and he thereafter terminates his employment with us. Other than under Mr. Jung's employment agreement, none of our stockholders has any special rights regarding board of directors representation after the completion of this offering.

        Effective upon the closing of this offering, our certificate of incorporation and bylaws will divide our board of directors into three classes:

  •
  Class I directors, whose terms will expire at the annual meeting of stockholders expected to be held in 2006;

  •
  Class II directors, whose terms will expire at the annual meeting of stockholders expected to be held in 2007; and

  •
  Class III directors, whose terms will expire at the annual meeting of stockholders expected to be held in 2008.

        At each annual meeting of stockholders after the initial classification, the successors to directors whose terms have expired will be elected to serve from the time of their election and qualification until the third annual meeting following their election. The Class I directors will be Messrs. Bulkeley, Jung and Shannahan; the Class II directors will be Messrs. Kumin and Moy; and the Class III directors will be Messrs. Anderson and Gaffney.

        Effective upon the closing of this offering, our bylaws will provide that the authorized number of directors may be changed only by resolution of the board of directors, and our certificate of incorporation will provide that the authorized number of directors may not be less than seven nor more than nine. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

        This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. See "Description of Capital Stock—Anti-Takeover Provisions—Certificate of Incorporation and Bylaw Provisions."

Director Independence and Qualifications

        Each of Messrs. Anderson, Bulkeley, Moy and Shannahan is an "independent director" as defined in Rule 4200 of the Marketplace Rules of the National Association of Securities Dealers, Inc., a "non-employee director" as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, and an "outside director" as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986. The members of the Audit Committee, Messrs. Bulkeley, Moy and Shannahan, also meet the independence requirements of Rule 10A-3(b)(i) of the Securities Exchange Act of 1934 and each of the other criteria set forth in Marketplace Rule 4350(d)(2)(A).

Committee Composition

        Our board of directors has established three standing committees: the audit committee, the compensation committee and the nominating and governance committee.

  Audit Committee

        The audit committee reviews and evaluates our financial statements, accounting practices and internal audit and control functions, selects our independent auditors and reviews the results and scope of the audit and other services provided by our independent auditors. The members of our audit committee are Messrs. Bulkeley, Moy and Shannahan, with Mr. Shannahan serving as chairman of the audit committee. The board of directors has determined that Mr. Shannahan qualifies as an "audit committee financial expert" as defined by the rules of the Securities and Exchange Commission.

  Compensation Committee

        Effective upon the closing of this offering, the compensation committee will review and make recommendations to the independent members of our board of directors concerning the compensation and benefits of our officers and directors. A majority of independent directors will then determine their compensation and benefits. The committee also will administer our equity compensation and employee benefits plans and review general policies relating to compensation and benefits. Our compensation committee members are Messrs. Gaffney and Kumin, with Mr. Gaffney serving as chairman of the compensation committee. None of the members of our compensation committee is considered to be an "independent director" as defined in Marketplace Rule 4200.

  Nominating and Governance Committee

        Effective upon the closing of this offering, the nominating and governance committee makes recommendations to our board of directors concerning candidates for election to our board of directors and other corporate governance related matters. The members of our nominating and governance committee are Messrs. Bulkeley and Shannahan, with Mr. Bulkeley serving as chairman of the nominating and governance committee.

Compensation Committee Interlocks and Insider Participation

        Our compensation committee currently consists of Messrs. Gaffney and Kumin. Neither member of our compensation committee has at any time been one of our officers or employees. None of our executive officers serves or in the past has served as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving on our board of directors or our compensation committee.

  Transactions with Entities Affiliated with Messrs. Gaffney and Kumin

        Going-Private Transaction.    In August 2003, in connection with the going-private transaction, entities affiliated with Great Hill Partners, LLC purchased 26,960,108 shares of Series A redeemable preferred stock and 13,123,560 shares of common stock for $26,960,108 and $6,562, respectively. Messrs. Gaffney and Kumin, two of our current directors, are partners of Great Hill Partners, LLC.

        Issuance of Common Stock and Series A Redeemable Preferred Stock in Connection with the GameSpy Acquisition.    In March 2004, in connection with our acquisition of GameSpy, we sold to entities affiliated with Great Hill Partners, LLC 2,428,228 shares of Series A redeemable preferred stock and 590,940 shares of common stock for $2,428,228 and $295, respectively.

Upon the closing of this offering, we will redeem all outstanding shares of our Series A redeemable preferred stock held by entities affiliated with Great Hill Partners, LLC for an amount equal to approximately $21.8 million, in accordance with the terms of our Series A redeemable preferred stock.

        Service Fee.    We paid total fees of $1,225,000 to entities affiliated with Great Hill Partners, LLC for services provided in connection with our acquisition of GameSpy and the related financings.

Director Compensation

        Following the closing of this offering, our non-employee directors will receive annual compensation of $20,000, paid in equal quarterly installments in arrears, compensation of $2,000 for each meeting of the board of directors attended in person and $500 for each meeting of the board of directors attended via telephone, and compensation of $1,000 for each meeting of a committee of the board of directors attended in person and $250 for each meeting of a committee attended via telephone. Since the going-private transaction and prior to the closing of this offering, it has been our policy to pay our non-employee directors $1,500 for each meeting of the board of directors attended in person. In addition, it has been and continues to be our policy to reimburse our directors for their reasonable expenses in attending meetings of the board of directors or its committees.

        Directors have been eligible to participate in our amended and restated 2003 stock option and grant plan. Messrs. Bulkeley and Shannahan were each granted an immediately exercisable option to purchase 40,000 shares of our common stock at an exercise price of $1.75 under our amended and restated 2003 stock option and grant plan on August 10, 2004. The shares issuable upon exercise of the options will vest monthly over a 36-month period beginning on August 10, 2004, provided that the director remains in continuous service as a director or consultant through each such date. In addition, the shares issuable upon exercise of the options will become fully vested and exercisable if we experience a change in control of our company prior to or at the director's termination of service.

Executive Compensation

        The following table presents information about 2004 compensation awarded to, earned by or paid to our chief executive officer and our four other most highly compensated executive officers who were serving as executive officers at December 31, 2004. We refer to these executives as our named executive officers elsewhere in this prospectus. The table excludes compensation in the form of perquisites and other personal benefits to the named executive officers because that compensation constituted less than $50,000 and less than 10% of their respective total annual salaries and bonuses for 2004.

Summary Compensation Table

			Long-Term Compensation Awards
	Annual Compensation
Name and Principal Position(s)			Restricted Stock Awards	Securities Underlying Options
	Salary	Bonus
Mark A. Jung, President and Chief Executive Officer	$350,000	$71,519	$—	2,480,000
Kenneth H. Keller, Executive Vice President, Engineering, and Chief Technical Officer	220,000	22,350	—	620,000
Jonathan A. Epstein, Executive Vice President and General Manager, Media and Publishing (1)	216,667	65,000	—	150,000	(2)
Richard A. Jalichandra, Vice President, Business Development	175,000	26,820	—	—
Michael J. Sheridan, Chief Financial Officer (3)	164,904	29,800	(4)	—

(1)
Mr. Epstein's employment with us began on March 1, 2004 and he resigned on January 3, 2005.

(2)
In connection with the termination of Mr. Epstein's employment, we repurchased 118,750 of these shares from Mr. Epstein at Mr. Epstein's original purchase price of $1.75 per share.

(3)
Mr. Sheridan's employment with us began on May 4, 2004.

(4)
The value of this restricted stock award is calculated using the $1.75 per share purchase price and assuming that the fair market value on the date of grant was $             per share, the midpoint of the range set forth on the cover page of this prospectus. On December 31, 2004, Mr. Sheridan held 350,000 shares of our common stock pursuant to a restricted stock award, subject to our right to repurchase the unvested portion of these shares upon termination of his employment. If the value of the common stock on December 31, 2004 had been $             per share, the value of Mr. Sheridan's restricted stock award at that time would have been $             . If our board of directors declares a common stock dividend, it would be paid on Mr. Sheridan's restricted stock.

Stock Option Grants in Last Fiscal Year

        The following table presents information regarding grants of stock options in 2004 to the named executive officers. We granted these options to the named executive officers under our amended and restated 2003 stock option and grant plan. The options reflected below with an exercise price of $1.75 per share which expire in 2014 vest as to 29.81% of the shares on the date of grant with the remainder vesting ratably over a 36-month period thereafter. All other options held by Mr. Jung and Mr. Keller vest ratably over a 36-month period. All of these options are immediately exercisable, with unvested shares subject to a right of repurchase by us at the exercise price. All of the options listed on the following table expire ten years after the date of grant and were granted at an exercise price equal to the fair market value of our common stock as determined by our board of directors on the date of grant. The percentage of total options granted to employees in 2004 is based on options to purchase a total of 4,805,000 shares of our common stock granted in 2004.

        The potential realizable values identified below are calculated based on an assumed initial public offering price of $             per share, the midpoint of the range on the cover page of this prospectus, compounded at the annual 5% or 10% rate shown in the table until the expiration of the option, less the per share exercise price, multiplied by the number of shares issuable upon exercise of the option. The 5% and 10% assumed annual rates of stock price appreciation are required by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future common stock prices. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock.

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in 2004
Name			Exercise Price Per Share	Expiration Date
					5%		10%
Mark A. Jung	2,080,000 400,000	43.3 8.3%	$1.75 15.00	2/29/2014 2/29/2014	$		$
Kenneth H. Keller	520,000 100,000	10.8 2.1	1.75 15.00	2/29/2014 2/29/2014
Jonathan A. Epstein	150,000	3.1	1.75	3/2/2013
Richard A. Jalichandra	—	—	—	—		—		—
Michael J. Sheridan	—	—	—	—		—		—

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The following table presents information regarding stock options exercised in 2004, and unexercised options held as of December 31, 2004, by each of the named executive officers. The "Value Realized" and the "Value of Unexercised In-the-Money Options" shown in the table represent an amount equal to the difference between the assumed initial public offering price of $             per share, the midpoint of the range on the cover page of the prospectus, and the applicable exercise price per share, multiplied by the number of shares issued or issuable, as the case may be, on the exercise of the option. All options were granted under our amended and restated 2003 stock option and grant plan.

Number of Securities Underlying Unexercised Options at December 31, 2004
Value of Unexercised In-the-Money Options at December 31, 2004
Name	Shares Acquired on Exercise		Value Realized
				Exercisable (1)	Unexercisable	Exercisable	Unexercisable
Mark A. Jung	—		$—	2,080,000 400,000	—		—
Kenneth H. Keller	—		—	520,000 100,000	—		—
Jonathan A. Epstein	150,000	(2)		—	—	—	—
Richard A. Jalichandra	—		—	—	—	—
Michael J. Sheridan	—		—	—	—	—

(1)
All options are immediately exercisable and, when and if exercised, would be subject to our repurchase right, which right would lapse in accordance with the respective vesting schedules for those options.

(2)
On January 3, 2005, we repurchased 118,750 of these shares from Mr. Epstein.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

  Arrangements with Mark A. Jung

        Our employment agreement with Mr. Jung, dated May 2, 2003, establishes that he will serve as our Chief Executive Officer and as a member of our board of directors and provides for an initial annual salary and eligibility for standard benefits and incentive bonus programs that may be established from time to time. Mr. Jung's current annual salary is $365,000, and his maximum bonus under our Executive Management Bonus Plan FY 2005 is $360,000. The final amount of Mr. Jung's bonus is subject to review by our board of directors. If his employment is terminated by us for cause or if he voluntarily elects to terminate his employment, he is entitled to receive his salary and other benefits, including any bonus he may have earned, through the date of his termination. If his employment is terminated by us without cause or if he terminates his employment due to a constructive termination, in addition to any compensation and benefits to which he is entitled through the date of his termination, he is entitled to receive his then-current annual base salary and continuation of his company-paid health benefits for an additional 12 months after that date, subject to his execution of a release of claims in a form satisfactory to us. If Mr. Jung is unable to perform his duties because he becomes disabled, we may terminate his employment and pay him his full salary and benefits through the earlier of the date which is six months from the date of disability or August 28, 2006, or the expiration date of any subsequent term of employment under the agreement. Also, the failure to re-elect him to our board of directors constitutes a constructive termination. We maintain a $2,000,000 life insurance policy on Mr. Jung for the benefit of his family and are obligated to pay all fees and normal expenses associated with Mr. Jung's participation in the Young Presidents' Organization, up to a maximum of $20,000 per year. The term of our employment agreement with Mr. Jung ends on August 28, 2006 and thereafter renews automatically for successive one-year periods, unless either Mr. Jung or we give written notice at least 60 days prior to August 28, 2006 or the ending date of any succeeding term.

        Pursuant to Mr. Jung's employment agreement, on August 28, 2003, Mr. Jung purchased 2,020,000 shares of common stock at a purchase price of $0.0005 per share. Of the shares purchased by Mr. Jung, 1,600,000 were subject to our right to repurchase the shares upon termination of his employment. Our repurchase right would have lapsed in four equal installments on each successive anniversary of August 28, 2003. Upon the request of Mr. Jung for personal tax planning purposes, in June 2004, we repurchased the 1,600,000 shares from Mr. Jung at the original purchase price. The shares were repurchased by agreement and outside of the terms of our 2003 Stock Option and Grant Plan. In June 2004, we granted Mr. Jung an option to purchase 2,080,000 shares of our common stock at an exercise price of $1.75 per share, of which 620,000 shares vested on the date of grant and the remainder began vesting monthly over the 36-month period thereafter, and an option to purchase 400,000 shares of our common stock at an exercise price of $15.00 per share, with the shares vesting monthly over the 36-month period beginning on the date of grant. In addition, upon the closing of a change in control of our company, any unvested shares subject to these options will vest completely.

  Arrangements with Richard A. Jalichandra

        Our offer letter to Mr. Jalichandra, dated June 23, 2003, provides for an initial annual salary and eligibility for standard benefits and incentive bonus programs that may be established from time to time. Mr. Jalichandra's current annual salary is $180,000, and his maximum bonus under our Executive Management Bonus Plan FY 2005 is $120,000. The final amount of Mr. Jalichandra's bonus is subject to review by our board of directors. In

November 2003, we granted Mr. Jalichandra an option to purchase 50,000 shares of our common stock at an exercise price of $0.0005 per share, of which 1,040 shares vested on the date of grant and the remainder began vesting monthly over the 47-month period thereafter. Upon the closing of a change in control of our company, any unvested shares subject to these options shall vest completely. Mr. Jalichandra's employment is at will and may be terminated at any time, with or without a specific reason for termination.

  Arrangements with Kenneth H. Keller

        Mr. Keller's current annual salary is $230,000, and his maximum bonus under our Executive Management Bonus Plan FY 2005 is $75,000. The final amount of Mr. Keller's bonus is subject to review by our board of directors. Mr. Keller's employment is at will and may be terminated at any time, with or without a specific reason for termination.

        On August 28, 2003, Mr. Keller purchased 476,000 shares of common stock at a purchase price of $0.0005 per share. Of the shares purchased by Mr. Keller, 400,000 were subject to our right to repurchase the shares upon termination of his employment. Our repurchase right would have lapsed in four equal installments on each successive anniversary of August 28, 2003. Upon the request of Mr. Keller for personal tax planning purposes, in June 2004, we repurchased the 400,000 shares from Mr. Keller at the original purchase price. The shares were purchased by agreement and outside of the terms of our 2003 Stock Option and Grant Plan. In June 2004, we granted Mr. Keller an option to purchase 520,000 shares of our common stock at an exercise price of $1.75 per share, of which 155,000 shares vested on the date of grant and the remainder began vesting monthly over the 36-month period thereafter, and an option to purchase 100,000 shares of our common stock at an exercise price of $15.00 per share, with the shares vesting monthly over the 36-month period beginning on the date of grant. In addition, upon the closing of a change in control of our company, any unvested shares subject to these options shall vest completely.

  Arrangements with Michael J. Sheridan

        Our offer letter to Mr. Sheridan, dated April 29, 2004, provides for an initial annual salary and eligibility for standard benefits and incentive bonus programs that may be established from time to time. Mr. Sheridan's current annual salary is $260,000, and his maximum bonus under our Executive Management Bonus Plan FY 2005 is $210,000. The final amount of Mr. Sheridan's bonus is subject to review by our board of directors. Pursuant to Mr. Sheridan's offer letter, Mr. Sheridan purchased 350,000 shares of our common stock at a purchase price of $1.75 per share, subject to our right to repurchase these shares upon termination of his employment. Our repurchase right lapses ratably over the 48-month period beginning on May 4, 2004. Our repurchase right would lapse as to all shares subject to our repurchase right if Mr. Sheridan remains employed by the company surviving a change in control of our company through the one-year anniversary of the change in control or his employment with that company is terminated (without cause) or constructively terminated prior to that date. Mr. Sheridan's employment is at will and may be terminated at any time, with or without a specific reason for termination.

  Arrangements with Dale W. Strang

        Our offer letter to Mr. Strang, dated December 22, 2004, provides for an initial annual salary and eligibility for standard benefits and incentive bonus programs that may be established from time to time. Mr. Strang's current annual salary is $300,000, and his maximum bonus under our Executive Management Bonus Plan FY 2005 is $375,000. The final amount of Mr. Strang's bonus is subject to review by our board of directors. In December

2004, we granted Mr. Strang an option to purchase 150,000 shares of our common stock at an exercise price of $5.50 per share, of which 3,125 shares vested on the January 31, 2005 and the remainder began vesting monthly over the 47-month period thereafter. Following the closing of a change in control of our company prior to 2006, so long as Mr. Strang remains employed by the company surviving the change in control, the rate at which shares subject to his option vest will be reduced by approximately 50% and an additional number of unvested shares subject to his option equal to 50% of the unvested shares as of the closing shall vest completely on the one-year anniversary of the closing. Following the closing of a change in control of our company after December 31, 2005, if Mr. Strang remains employed through the one-year anniversary of the closing or his employment is terminated (without cause) or constructively terminated prior to that date, any unvested shares subject to his options shall vest completely. Mr. Strang's employment is at will and may be terminated at any time, with or without a specific reason for termination.

        None of our agreements with executive officers contain covenants not to compete. Under these agreements, other than for Mr. Jung, the term "cause" means a vote of the IGN board of directors resolving that the executive should be dismissed as a result of (i) the commission of any act by the executive constituting financial dishonesty against IGN (which act would be chargeable as a crime under applicable law); (ii) the executive's engaging in any other act of dishonesty, fraud, intentional misrepresentation, moral turpitude, illegality or harassment which, as determined in good faith by the IGN board, would: (A) materially adversely affect the business or the reputation of IGN with its current or prospective customers, suppliers, lenders and/or other third parties with whom it does or might do business; or (B) expose IGN to a risk of civil or criminal legal damages, liabilities or penalties; (iii) the repeated failure by the executive to follow the directives of IGN's chief executive officer or board or (iv) any material misconduct, violation of IGN's policies, or willful and deliberate non-performance of duty by the executive in connection with the business affairs of IGN. For Mr. Jung, the term "cause" means (i) dishonest statements or acts of Mr. Jung with respect to IGN or any affiliate of IGN where such act causes material harm to IGN; (ii) the conviction of Mr. Jung for (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) gross negligence, willful misconduct or insubordination of Mr. Jung with respect to IGN or any affiliate of IGN where such act causes material harm to IGN; or (iv) material breach by Mr. Jung of any of his obligations under his employment agreement where such breach causes material harm to IGN.

        Under these agreements, other than for Mr. Jung, the term "constructive termination" means that the executive is terminated for any reason other than cause or the acquiring entity in a change of control reduces the executive's responsibilities or compensation to a level less than the executive's responsibilities or compensation at IGN immediately prior to the closing of the change of control. For Mr. Jung, the term "constructive termination" means (i) (A) Mr. Jung's not being the Chief Executive Officer of IGN, except in connection with the IGN's termination of Mr. Jung's employment for cause pursuant to his employment agreement; (B) the assignment of duties to Mr. Jung not consistent with the office of the Chief Executive Officer of IGN; or (C) Mr. Jung's not reporting to the IGN's board of directors; (ii) a reduction in Mr. Jung's Salary or a material reduction in the value of Mr. Jung's total compensation package (salary, bonus opportunity, equity incentive awards opportunity and benefits); (iii) the relocation of Mr. Jung's principal IGN office to a location more than sixty miles from Brisbane, California or IGN's requiring Mr. Jung to be based anywhere other than IGN's principal executive offices, except for required travel on IGN's business to the extent necessary to fulfill Mr. Jung's obligations; (iv) a failure to re-elect Mr. Jung as a member of IGN's board of directors; or (v) in the event of a merger, consolidation, transfer, or sale of all or substantially all the assets of IGN with or to any other individual or entity, the failure of IGN's successor to assume IGN's obligations under Mr. Jung's employment agreement.

        Under these agreements, the term "change of control" means (i) a merger, reorganization, consolidation or other transaction in which the stockholders of IGN before such merger, reorganization, consolidation or other transaction own less than fifty percent of the outstanding voting equity securities of the surviving corporation, (ii) a sale or other transfer of all or substantially all of the assets of IGN, or (iii) a transfer of more than fifty percent of the outstanding voting equity securities of IGN in one transaction or a series of related transactions.

  Executive Management Bonus Plan FY 2005.

        Our Executive Management Bonus Plan FY 2005 provides incentives to designated senior management personnel, including all of our executive officers, to assist us in achieving our financial performance objectives, and to reward these officers for their contributions toward our success and profitability. Under the Plan, each participant is eligible to receive an annual bonus based solely on our Adjusted EBITDA, based on our 2005 private company operating plan in 2005 in relation to our target 2005 Adjusted EBITDA stated in each participant's plan. The specific 2005 Adjusted EBITDA target is not public information. In the event that we achieve the target 2005 Adjusted EBITDA and a participant is employed by us through the distribution date, that participant's actual bonus payment is equal to his or her target bonus payment, plus an additional 25% of the target bonus payment for each $500,000 over the 2005 Adjusted EBITDA target. The maximum bonus for each participant is limited to 300% of the target bonus.

Employee Benefit Plans

  Amended and Restated 2003 Stock Option and Grant Plan

        As of June 30, 2005, 1,481,810 shares of restricted stock were issued and outstanding under our amended and restated 2003 stock option and grant plan pursuant to restricted stock grants or stock option exercises, options to purchase 4,614,500 shares of our common stock were outstanding and 904,690 shares were available for future option and restricted stock grants. The options outstanding under this plan had a weighted average exercise price of $4.58 per share. Our employees, directors and consultants are eligible to receive awards under this plan (including awards that permit the issuance of unvested shares). Upon the closing of this offering and the effectiveness of the 2005 equity incentive plan, we will no longer grant options under the amended and restated 2003 stock option and grant plan. However, any outstanding options under this plan will remain outstanding and subject to all applicable terms of this plan and related stock option agreements until they are exercised or until they terminate or expire by their terms. Outstanding options under our amended and restated 2003 stock option and grant plan are subject to terms (including the description below of repurchase rights on unvested shares) substantially similar to those described below with respect to options to be granted under our 2005 equity incentive plan. Upon the effective time of any merger or consolidation of our company or the sale of all or substantially all of our assets, the amended and restated 2003 stock option and grant plan and all outstanding options issued thereunder will terminate, unless otherwise provided for by the parties to the corporate transaction. The right of first refusal under this plan gave us the right (but not the obligation) to purchase shares on the terms they were offered to a third party. Prior to the completion of this offering, we have not had occasion to exercise this right nor do we expect one to arise. From and after the date of this offering, this right expires.

        As of June 30, 2005, a total of 608,402 unvested shares remained subject to our lapsing right to repurchase these shares upon termination of service. These shares were held, in varying amounts, by twelve of our officers. Assuming continued service by all of these officers, our right of repurchase will have lapsed completely (and these shares will be vested completely) by June 29, 2008. These shares are subject to repurchase by us at a weighted average exercise price of $1.142 per share.

  2005 Equity Incentive Plan

        In                      2005, our board of directors adopted and, in                      2005, our stockholders approved our 2005 equity incentive plan. This plan will become effective upon the closing of this offering and will serve as a successor to our amended and restated 2003 stock option and grant plan. The 2005 equity incentive plan authorizes the award of options, restricted stock, stock appreciation rights, stock units and stock bonuses.

        Our 2005 equity incentive plan will be administered by the compensation committee of our board of directors. Our compensation committee has the authority to interpret this plan and any agreement entered into under it, grant awards and make all other determinations for the administration of the plan.

        Our 2005 equity incentive plan provides for the grant of both incentive stock options that qualify under Section 422 of the Internal Revenue Code and nonqualified stock options. The incentive stock options may be granted only to our employees or employees of any of our subsidiaries. The nonqualified stock options, and all awards other than incentive stock options, may be granted to our employees, officers, directors, consultants, independent contractors and advisors and those of any of our subsidiaries. However, consultants, independent contractors and advisors are only eligible to receive awards if they render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of our common stock on the date of grant. In our discretion, we may grant options that may be exercised for unvested shares subject to the repurchase right described below. If so exercised, these options are essentially identical to restricted stock awards.

        The other types of awards permitted under our 2005 equity incentive plan are briefly described below.

        Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the compensation committee. The compensation committee will determine the period of restriction and the number of shares of restricted stock granted to any director, employee or consultant. The compensation committee may impose whatever conditions to vesting it determines to be appropriate. For example, the compensation committee may set restrictions based on the achievement of specific performance goals. Holders of restricted stock may exercise voting rights and receive dividends with respect to those restricted shares, unless the compensation committee determines otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

        Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The compensation committee will determine the terms of stock appreciation rights, including when those rights become exercisable and whether to pay the increased appreciation in cash, shares of our common stock or both.

        Stock units allow the recipient to receive, on a date after the date of grant, cash or shares of our common stock, which may be subject to additional vesting, on conditions determined by our compensation committee. Stock units may provide for "dividend equivalent units" to account for dividends made prior to settlement, but may not provide for voting rights until settled in shares. Settlement may be made in a lump sum or in installments.

        Stock bonuses allow the recipient to receive shares that carry voting rights and are eligible for dividends at the same rate as our other shares of common stock. Bonused shares may be subject to vesting and other restrictions.

        The maximum term for options granted under our 2005 equity incentive plan is ten years. Options granted under this plan may not be transferred in any manner other than by will or by the laws of descent and distribution and may be exercised during the lifetime of the optionee only by the optionee. Our compensation committee may allow exceptions to this restriction for awards that are not incentive stock options. Options granted under our 2005 equity incentive plan will expire one month after the termination of an optionee's service to us or to a parent or subsidiary of ours for cause, three months after the termination if the termination is for a reason other than death, disability or cause, and 12 months after the termination if the termination is due to death or disability. In the event of a liquidation, dissolution or change in control transaction, except for options granted to non-employee directors, the options may be assumed or substituted by the successor company.

        There are                           shares of our common stock reserved for issuance under our 2005 equity incentive plan, which includes the shares of our common stock reserved under our amended and restated 2003 stock option and grant plan that were not issued or subject to outstanding grants on the date of this prospectus. The number of shares reserved for issuance under this plan will be increased by:

  •
  the number of shares of our common stock issued under our amended and restated 2003 stock option and grant plan that are forfeited at the original purchase price; and

  •
  the number of shares of our common stock issuable upon exercise of options granted under our amended and restated 2003 stock option and grant plan that expire, are terminated or cancelled or become unexercisable at any time after this offering without having been exercised in full.

        In addition, under the terms of our 2005 equity incentive plan, the number of shares of our common stock reserved for issuance under the plan will increase automatically on January 1 of each year starting in 2006 by an amount equal to    % of our total outstanding shares of common stock as of the immediately preceding December 31.

        Shares available for grant and issuance under our 2005 equity incentive plan include:

  •
  shares of our common stock issuable upon exercise of an option granted under this plan that expires, is terminated or cancelled before the option is exercised in full;

  •
  shares of our common stock subject to awards granted under this plan that are forfeited at the original issue price; and

  •
  shares of our common stock subject to other awards granted under this plan that otherwise terminate without shares being issued.

        During any calendar year, no person will be eligible to receive more than 1,000,000 shares, or 2,000,000 shares in the case of a new employee, under our 2005 equity incentive plan. The plan will terminate in August 2015, unless it is terminated earlier by our board of directors.

        When unvested shares are issued pursuant to an award (including stock options through the date on which we complete this offering but generally not after that date), we have the right (but not the obligation) to repurchase, at the amount of cash paid per share, any or all of these shares that are still unvested at the time of the termination from our service of the person to whom the award was originally granted. Generally, the time we have to exercise this repurchase right is 90 days from the later of the date of termination or the date on which these unvested shares were issued, but awards granted on or after the date of this offering could provide for a longer or shorter time in which we could exercise our repurchase right. To the extent not exercised within the time provided, our repurchase right with respect to a given person's unvested shares will lapse and cease to be exercisable thereafter. Issuing unvested shares subject to these repurchase rights permits us to allow the recipient (who may be our employee, including as an officer, director or consultant) to make certain tax planning decisions the recipient may view as favorable to his or her overall tax position and, as our competitors for the services of these individuals are similarly able to offer unvested shares of their own as part of a comprehensive compensation package, this ability puts us on a more equal footing with our competitors for these services. Accounting rules and the permitted assumptions we make in following these rules, may also result in our recording a lesser associated expense by issuing unvested shares as opposed to other forms of equity awards. From and after the date of this offering, the decision to exercise our repurchase right with respect to unvested shares will be made based on whether these shares can be purchased for less than the price at which an equivalent number of shares could be purchased on the open market, balanced against any advantage we may reasonably believe we obtain by not exercising this right in exchange for some concession(s) from their holder based on the unique circumstances of the particular termination from our service.

  401(k) Plan

        We sponsor a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code, or a 401(k) plan. Employees are generally eligible to participate in, and may enter, the plan as of the first day of the month coinciding with or next following the date on which they meet the requirements. Participants may make pre-tax contributions to the plan of up to 20% of their eligible earnings, subject to a statutorily prescribed annual limit. Each participant is fully vested in his or her contributions and their investment earnings. Contributions to the plan by the participants or any voluntary contributions by us, and their investment earnings, are generally not taxable to the participants until withdrawn. Participant and any company contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

Indemnification of Directors and Officers and Limitation of Liability

        Our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages resulting from breach of fiduciary duty as directors, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

  •
  for any transaction from which the director derived an improper personal benefit.

        Our bylaws provide that:

  •
  we must indemnify our directors and officers to the fullest extent permitted by Delaware law, subject to very limited exceptions;

  •
  we may indemnify our other employees and agents to the same extent that we indemnify our directors and officers, unless otherwise required by law, our certificate of incorporation, our bylaws or agreements;

  •
  we may advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law; and

  •
  the rights conferred in our bylaws are not exclusive.

        We have entered into indemnification agreements with each of our current directors and executive officers to give them additional contractual assurances regarding the scope of the indemnification provided in our certificate of incorporation and bylaws and to provide additional procedural protections. Specifically, these agreements require us to pay the expenses (including attorneys' fees) of a director or officer if he or she becomes a party to a proceeding as a result of acts or omissions while acting on our behalf. However, we will not be required to pay any of his or her expenses with respect to claims initiated by the officer or director, a settlement entered into without our consent, any suit in which judgment is rendered against the officer or director for an accounting of profits made from the purchase or sale of our securities pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934, or if a court determines that indemnification is not lawful. These agreement also provide that we will, to the extent our board determines it to be economically reasonable, maintain directors' and officers' liability insurance. Presently, there is no pending litigation or proceeding involving any of our directors, executive officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

        We have liability insurance for our directors and officers and intend to obtain a rider to extend that coverage for public securities matters. This liability insurance includes "tail insurance" to cover claims arising from or related to facts or events that occurred at or before the completion of the going-private transaction, as described below under "Certain Relationships and Related Transactions—Going-Private Transaction."

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Other than compensation and other agreements disclosed, where required, in "Management," and the transactions described below, since January 1, 2002 there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

  •
  in which the amount involved exceeded or exceeds $60,000; and

  •
  in which any director, executive officer, holder of more than 5% of any class of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Going-Private Transaction

  Securities Purchases by Insiders

        In May 2003, we entered into an agreement and plan of merger with GHP Acquisition Corp., an indirect subsidiary of Great Hill Partners, LLC, which provided for the merger of that subsidiary into us. Under the terms of that agreement:

  •
  our public company reporting obligations ceased upon the closing of the going-private transaction;

  •
  our common stock was no longer traded on the Nasdaq SmallCap Market upon the closing of the going-private transaction; and

  •
  the subsidiary paid our security holders aggregate consideration equal to approximately $29.8 million, consisting of approximately $27.5 million in exchange for all outstanding shares of our common stock and approximately $2.3 million in exchange for all shares of our common stock subject to outstanding warrants and vested in-the-money stock options, that is, options with an exercise price less than the per share merger consideration.

Messrs. Anderson, Jung and Keller, our executive officers and/or directors prior to the going-private transaction, continued to be our minority stockholders upon the closing of the going- private transaction and continued to serve us following the closing in essentially the same roles that they had had prior to the closing. Please also refer to "Management—Employment Contracts, Termination of Employment and Change-in-Control Arrangements" for a description of the terms of Mr. Jung's employment agreement and Mr. Keller's change-in-control arrangements, and to "Management—Indemnification of Directors and Officers and Limitation of Liability" for a description of the terms of Messrs. Anderson's, Jung's and Keller's indemnification agreements.

        At the time we entered into this agreement, Great Hill Equity Partners II Limited Partnership and Great Hill Affiliate Partners II Limited Partnership, entities affiliated with Great Hill Partners, LLC, and Messrs. Anderson, Jung and Keller agreed that they would purchase a total of 17,000,000 shares of common stock and 34,923,565 shares of Series A redeemable preferred stock of GHP Acquisition Corp. prior to the closing of the going-private transaction for a total of $8,500, or $0.0005 per share, and $34,923,565, or $1.00 per share, respectively. See "—GameSpy Acquisition and its Financing—Common Stock and Series A Redeemable Preferred Stock Purchased by Insiders" below for more current information with respect to the holdings of these individuals and entities. These shares became our shares of common stock and Series A redeemable preferred stock following the closing of the going-private transaction in August 2003 and were held immediately following the closing as follows.

Name	Common Stock	Series A Redeemable Preferred Stock	Aggregate Purchase Price
Entities affiliated with Great Hill Partners, LLC(1)	13,123,560	26,960,108	$26,966,670
Christopher Anderson (2)	3,243,780	6,663,773	6,665,395
Mark A. Jung (3)	486,660	999,757	1,000,000
Kenneth H. Keller (4)	146,000	299,927	300,000

	17,000,000	34,923,565	$34,932,065

(1)
Represents 12,641,940 shares of common stock and 25,970,672 shares of Series A redeemable preferred stock issued to and held by Great Hill Equity Partners II Limited Partnership and 481,620 shares of common stock and 989,436 shares of Series A redeemable preferred stock issued to and held by Great Hill Affiliate Partners II Limited Partnership. Messrs. Gaffney and Kumin, two of our directors, are partners of Great Hill Partners, LLC. Great Hill Partners, LLC is the management company of Great Hill Partners GP II, LLC. Great Hill Partners GP II, LLC is the general partner of Great Hill Equity Partners II Limited Partnership and Great Hill Affiliate Partners II Limited Partnership

(2)
Mr. Anderson, a member of our board of directors, was our Chairman and a member of our board of directors at the time we entered into the agreement for the going-private transaction.

(3)
Mr. Jung, a member of our board of directors and our President and Chief Executive Officer, was a member of our board of directors and our President and Chief Executive Officer at the time we entered into the agreement for the going-private transaction.

(4)
Mr. Keller, our Executive Vice President, Engineering, and Chief Technical Officer, was our Vice President, Engineering and Chief Technical Officer at the time we entered into the agreement for the going-private transaction.

        These purchasers also entered into a registration rights agreement with respect to their shares, which was assumed by us in connection with the going-private transaction. See "Description of Capital Stock—Registration Rights" for a description of this agreement.

  Securities Sales by and Payments to Insiders

        Upon the closing of the going-private transaction, each of our public company stockholders, including Messrs. Anderson, Jung and Keller, became entitled to receive $12.00 in cash for each share of common stock owned at that time. In addition, all outstanding warrants were terminated and all outstanding vested in-the-money stock options were canceled. These securities were converted into the right to receive an amount in cash equal to the difference between $12.00 and the applicable exercise price per share of common stock subject to that warrant or stock option (net of any tax withholdings). The following table presents, as of the date we entered into the agreement with GHP Acquisition Corp., the number of shares of our common stock beneficially owned, and the number of shares of our common stock subject to vested and unvested in-the-money stock options held, by each of our then-executive officers and directors and the aggregate payment that each of these executive officers and certain current and former directors received in connection with the going-private transaction as a result of those holdings.

			In-the-Money Stock Options
Name						Total Payments
	Shares		Vested	Unvested
Christopher Anderson	832,758		70	208	(1)	$9,995,565
Mark A. Jung	159,059	(2)	93,404	39,375	(3)	2,817,795
Kenneth H. Keller	34,120	(4)	23,056	17,500	(5)	646,308
James R. Tolonen*	53,356	(6)	500	2,500	(7)	622,782
Richard D. Boyce*	12,864		1,750	1,250	(8)	175,488
Robert H. Reid*	8,334		1,820	1,458	(9)	123,597

	1,100,491		120,600	62,291	(10)	$14,381,535

*
Former director.

(1)
These shares vested in connection with the going-private transaction for a total payment of $2,469.

(2)
Excludes 5,556 shares of common stock held by the Mark Jung Annuity Trust and 556 shares of common stock held by the Jung-Murdock Children's Trust U/A November 23, 1993 Susan Murdock TTEE.

(3)
Includes 9,375 unvested shares that vested in connection with the going-private transaction for a total payment of $103,219.

(4)
Excludes 1,112 shares of common stock held by the Shane M. Keller 1990 Trust, Kenneth Keller Trustee and 1,112 shares of common stock held by the Samantha J. Keller 1991 Trust, Kenneth Keller Trustee.

(5)
Includes 2,500 unvested shares that vested in connection with the going-private transaction for a total payment of $27,525.

(6)
Excludes 6,667 shares of common stock held by the James R. Tolonen and Ginger Tolonen Family Trust dated 9/26/96, Ginger and James Tolonen Trustees, and 1,667 shares of common stock held by the James R. Tolonen 1999 Grantor Retained Annuity, James R. Tolonen Trustee.

(7)
These shares vested in connection with the going-private transaction for a total payment of $13,425.

(8)
These shares vested in connection with the going-private transaction for a total payment of $8,800.

(9)
These shares vested in connection with the going-private transaction for a total payment of $10,647.

(10)
Includes 17,291 unvested shares that vested in connection with the going-private transaction for a total payment of $166,085.

  Loans to Directors and Executive Officers

        On August 28, 2003, GHP Acquisition Corp., an indirect subsidiary of Great Hill Partners, LLC loaned $1,010,010 to Mr. Jung, which was used by Mr. Jung to purchase 486,660 shares of common stock and 999,757 shares of Series A redeemable preferred stock of the subsidiary in connection with the going-private transaction and 2,020,000 shares of that entity's common stock pursuant to a restricted stock award, at an interest rate of 4.0% per year. This loan was evidenced by a promissory note and secured by all shares of common stock and Series A redeemable preferred stock and any other property held by Mr. Jung. These shares became shares of our common stock and Series A redeemable preferred stock upon the completion of the going-private transaction. Immediately after the closing of the going-private transaction, on August 29, 2003, Mr. Jung paid all amounts owing under the promissory note, at which point all obligations under the promissory note terminated.

        On August 28, 2003, GHP Acquisition Corp., an indirect subsidiary of Great Hill Partners, LLC loaned $6,665,395 to Mr. Anderson, which was used by Mr. Anderson to purchase 3,243,780 shares of common stock and 6,663,773 shares of Series A redeemable preferred stock of the subsidiary in connection with the going-private transaction, at an interest rate of 4.0% per year. This loan was evidenced by a promissory note and secured by all shares of common stock and Series A redeemable preferred stock and any other property held by Mr. Anderson. These shares became shares of our common stock and Series A redeemable preferred stock upon the completion of the going-private transaction. Immediately after the closing of the going-private transaction, on August 29, 2003, Mr. Anderson paid all amounts owing under the promissory note, at which point all obligations under the promissory note terminated.

GameSpy Acquisition and its Financing

  Common Stock and Series A Redeemable Preferred Stock Purchased by Insiders

        In March 2004, in connection with our acquisition of GameSpy, we issued and sold 1,216,620 shares of common stock and 4,999,392 shares of Series A Redeemable preferred stock for $0.0005 and $1.00 per share, respectively. These shares were sold to the following greater than 5% stockholders, executive officers and directors.

Name	Common Stock	Series A Redeemable Preferred Stock	Aggregate Purchase Price
Entities affiliated with Great Hill Partners, LLC (1)	590,940	2,428,228	$2,428,524
Liberty Mutual Insurance Company (2)	348,280	1,431,176	1,431,350
Christopher Anderson	232,140	953,935	954,051
Mark A. Jung	34,820	143,118	143,135
Kenneth H. Keller	10,440	42,935	42,940

	1,216,620	4,999,392	$5,000,000

(1)
Represents 569,260 shares of common stock and 2,339,112 shares of Series A redeemable preferred stock issued to and held by Great Hill Equity Partners II Limited Partnership and 21,680 shares of common stock and 89,116 shares of Series A redeemable preferred stock issued to and held by Great Hill Affiliate Partners II Limited Partnership. Messrs. Gaffney and Kumin, two of our directors, are partners of Great Hill Partners, LLC. Great Hill Partners, LLC is the management company of Great Hill Partners GP II, LLC. Great Hill Partners GP II, LLC is the general partner of Great Hill Equity Partners II Limited Partnership and Great Hill Affiliate Partners II Limited Partnership.

(2)
Mr. Moy, one of our directors, is Assistant Vice President, Corporate Investments, and Managing Director, Private Equity, at Liberty Mutual Insurance Company.

  Service Fees to Entities Affiliated with Great Hill Partners, LLC

        We paid total fees of $1,225,000 to Great Hill Equity Partners II Limited Partnership and Great Hill Affiliate Partners II Limited Partnership, entities affiliated with Great Hill Partners, LLC for services provided in connection with our acquisition of GameSpy and the related financings.

  Other Securities Purchased by Banc of America Capital Investors, L.P.

        In March 2004, in connection with our acquisition of GameSpy, we sold the securities discussed below to Banc of America Capital Investors, L.P., a current holder of more than 5% of our common stock.

        Issuance and Redemption of Series B Redeemable Preferred Stock.    We sold 56,298 shares of Series B redeemable preferred stock for a purchase price of $10,000,000. Concurrently with the closing of this offering, and assuming we complete this offering as of

September 30, 2005, we will redeem all of the outstanding shares of our Series B redeemable preferred stock for approximately $17.3 million, including the payment of accrued and unpaid dividends, the Series A participation amount and the prepayment penalty, as required by their terms. In connection with this redemption, we will also pay a mandatory distribution of $10.0 million on these shares and issue 1,125,960 shares of our common stock, in accordance with the terms of our Series B redeemable preferred stock.

        Sale of Warrant to Purchase Shares of Common Stock.    We sold a warrant to purchase 1,125,960 shares of our common stock, with an exercise price of $0.0005 per share. In July 2004, Banc of America Capital Investors, L.P. elected to do a cashless exercise of this warrant, that is, to exercise the warrant for a lesser number of shares of common stock in lieu of paying cash. Accordingly, a total of 1,125,638 shares of our common stock were issued upon exercise of this warrant. The fair market value of a share of our common stock was $1.75 at that time, and so 322 shares of common stock were required to pay the exercise price.

        Sale of Senior Subordinated Notes.    We sold $20,000,000 of senior subordinated notes. These notes accrue interest at a rate of 12% per year, payable quarterly. Upon the closing of this offering, we expect to redeem all of the senior subordinated notes for $21.0 million in accordance with their terms.

Redemption of Series A Redeemable Preferred Stock on Closing of This Offering

        Upon the closing of this offering, we will redeem all of the outstanding shares of our Series A redeemable preferred stock for approximately $44.9 million, in accordance with their terms. The following table presents the allocation among our directors, executive officers and greater than 5% stockholders and their affiliates of the 18,216,620 shares of common stock and 39,922,957 shares of Series A redeemable preferred stock that were issued in connection with the going-private transaction and the GameSpy acquisition, the aggregate purchase price paid for these shares, and the amount we expect to pay to redeem the Series A redeemable preferred stock, assuming the closing date of this offering is September 30, 2005. These individuals and entities will continue to own the shares of common stock reflected in the table following the closing of this offering.

Name	Common Stock	Series A Redeemable Preferred Stock	Aggregate Purchase Price	Expected Redemption Amount
Entities affiliated with Great Hill Partners, LLC (1)	8,847,920	19,390,769	$19,395,193	$21,820,078
Liberty Mutual Insurance Company (2)	5,214,860	11,428,743	11,431,351	12,860,556
Christopher Anderson	3,475,920	7,617,708	7,619,446	8,572,068
Mark A. Jung (3)	521,480	1,142,875	1,143,135	1,286,056
Kenneth H. Keller	156,440	342,862	342,940	385,816

	18,216,620	39,922,957	$39,932,065	$44,924,574

(1)
Represents 8,434,826 shares of common stock and 18,485,448 shares of Series A redeemable preferred stock issued to and held by Great Hill Equity Partners II Limited Partnership, 321,352 shares of common stock and 704,262 shares of Series A redeemable preferred stock issued to and held by Great Hill Affiliate Partners II Limited Partnership and 91,742 shares of common stock and 201,059 shares of Series A redeemable preferred stock held by Great Hill Investors, LLC. This number does not reflect 4,866,580 shares of common stock and 9,997,567 shares of Series A redeemable preferred stock transferred to Liberty Mutual Insurance Company on December 3, 2003. Messrs. Gaffney and Kumin, two of our directors, are partners of Great Hill Partners, LLC. Great Hill Partners, LLC is the management company of Great Hill Investors, LLC and Great Hill Partners GP II, LLC. Great Hill Partners

  GP II, LLC is the general partner of Great Hill Equity Partners II Limited Partnership and Great Hill Affiliate Partners II Limited Partnership.

(2)
Includes the 4,866,580 shares of common stock and 9,997,567 shares of Series A redeemable preferred stock transferred from entities affiliated with Great Hill Partners, LLC on December 3, 2003.

(3)
Includes 125,000 shares of common stock transferred to Mark Jung, Trustee of the Mark Jung Annuity Fund and 125,000 shares of common stock transferred to Mark Jung, Trustee of the Karen Jung Annuity Fund. Mr. Jung, a member of our board of directors and our President and Chief Executive Officer, was a member of our board of directors and our President and Chief Executive Officer at the time we entered into the agreement for the going-private transaction. Mr. Jung purchased these shares by tendering a promissory note to GHP Acquisition Corp.; please refer to "—Loans to Directors and Executive Officers" above.

Acceleration of Vesting in Connection with a Change in Control

        All outstanding unvested restricted stock and options to purchase shares of common stock held by executive officers or directors have some acceleration provision in connection with a change in control. The following table identifies, for each executive officer or director as of June 30, 2005, the aggregate number of shares of unvested restricted stock, the aggregate number of shares subject to his outstanding unvested stock options, and the weighted average exercise price or purchase price of such shares.

Name and Title	Aggregate Unvested Shares of Restricted Stock	Aggregate Unvested Shares Subject to Unvested Options	Weighted Average Exercise Price or Purchase Price
Mark A. Jung(1) President and Chief Executive Officer and Director	—	1,239,996	$4.60
Kenneth H. Keller(1) Executive Vice President, Engineering, and Chief Technical Officer	—	310,020	4.60
Michael J. Sheridan(2) Chief Officer and Secretary	255,204	—	1.75
Dale W. Strang(3) Executive Vice President and General Manager, Media and Publishing	—	131,250	5.50
David W. Phillips(2) Executive Vice President, Corporate Strategy, and General Council	52,504	—	1.75
Mark Stieglitz(2) Vice President and General Manager, Publisher Services	48,126	—	1.75
James M. Berger(2) Vice President and General Manager, Consumer Products	41,250	—	1.75
Richard A. Jalichandra(1) Vice President, Business Development	27,099	—	0.0005
Jonathan B. Bulkeley(1) Director	—	26,668	1.75
Michael J. Shannahan(1) Director	—	26,668	1.75

(1)
Upon the closing of a change in control of our company, any unvested shares of restricted stock and unvested shares subject to options shall vest completely.

(2)
Following the closing of a change in control of our company, if the security holder remains employed through the one-year anniversary of the closing or his employment is terminated (without cause) or constructively terminated prior to that date, any unvested shares of restricted stock and unvested shares subject to options shall vest completely.

(3)
Following the closing of a change in control of our company prior to 2006, so long as Mr. Strang remains employed by the company surviving the change in control, the rate at which shares subject to his option vest will be reduced by approximately 50% and an additional number of unvested shares subject to his option equal to 50% of the unvested shares as of the closing shall vest completely on the one-year anniversary of the closing. Following the closing of a change in control of our company after December 31, 2005, if Mr. Strong remains employed through the one-year anniversary of the closing or his employment is terminated (without cause) or constructively terminated prior to that date, any unvested shares subject to his options shall vest completely.

Loan to Former Chief Financial Officer

        In October 1999, we loaned an aggregate of $333,000 to the James R. Tolonen and Ginger Tolonen Family Trust dated 9/26/96 in connection with its purchase of 100,000 shares of our Series B-1 preferred stock at $6.33 per share. At the time of the loan, James R. Tolonen was one of our executive officers. The loan was evidenced by a full recourse promissory note and secured by a stock pledge agreement. The note accrued interest at a rate of 5.86% per year and was paid in full in March 2003.

Indemnification Agreements

        We have entered into an indemnification agreement with each of our directors and executive officers. The indemnification agreements and our bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See "Management—Indemnification of Directors and Officers and Limitation of Liability."

Stock Repurchases

        In June 2004, for personal tax planning purposes and upon the separate requests of Mark A. Jung and Kenneth H. Keller, each of whom is a Named Executive Officer, we repurchased 1,600,000 shares and 400,000 shares of our common stock held by Mr. Jung and Mr. Keller, respectively, at the original issue price of those shares, or $0.0005 per share.

        In January 2005, in connection with the termination of employment of Jonathan A. Epstein, a Named Executive Officer, and under the terms of our 2003 Stock Option Grant Plan, we were entitled to repurchase at the original issue price all 150,000 shares of our common stock Mr. Epstein purchased during his employment. Instead, we repurchased 118,750 shares at the original issue price, or $1.75 per share.

PRINCIPAL STOCKHOLDERS

        The following table presents information regarding the beneficial ownership of our common stock as of June 30, 2005, and as adjusted to reflect the sale of the common stock in this offering, by:

  •
  each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

  •
  each of our directors;

  •
  each named executive officer; and

  •
  all directors and executive officers as a group.

		Percentage of Shares Outstanding
Name and Address of Beneficial Owner (1)	Number of Shares Beneficially Owned	Before Offering	After Offering
Christopher A. Gaffney (2)	8,847,920	40.3%
Michael A. Kumin (2)	8,847,920	40.3
Entities affiliated with Great Hill Partners, LLC (2) c/o Great Hill Partners, LLC One Liberty Square Boston, Massachusetts 02109	8,847,920	40.3
Jeffery F. Moy (3)	5,214,860	23.8
Liberty Mutual Insurance Company (3) 175 Berkeley Street, 9th Floor Boston, Massachusetts 02116	5,214,860	23.8
Christopher Anderson	3,475,920	15.8
Mark A. Jung (4)	3,421,480	14.0
Banc of America Capital Investors, L.P. (5) 100 North Tryon Street, 25th Floor Charlotte, North Carolina 28255	2,251,598	10.3
Kenneth H. Keller (6)	852,440	3.8
Michael J. Sheridan (7)	350,000	1.6
Richard A. Jalichandra (8)	50,000	*
Jonathan B. Bulkeley (9)	40,000	*
Michael J. Shannahan (10)	40,000	*
Jonathan A. Epstein	31,250	*
All 14 directors and executive officers as a group (11)	22,642,620	89.6

*
Equals less than one percent.

(1)
Unless otherwise indicated, the address of each stockholder is c/o IGN Entertainment, Inc., 8000 Marina Boulevard, Fourth Floor, Brisbane, California 94005.

(2)
Represents a total of 8,434,826 shares of common stock owned by Great Hill Equity Partners II Limited Partnership, 321,352 shares of common stock owned by Great Hill Affiliate Partners II Limited Partnership and 91,742 shares of common stock owned by Great Hill Investors, LLC. Great Hill has informed us that Stephen F. Gormley, Mr. Gaffney and John G. Hayes each have voting and dispositive control of the shares. Messrs. Gaffney and Kumin, two of our directors, are partners of Great Hill Partners, LLC. Great Hill Partners, LLC is the management company of Great Hill Investors, LLC and Great Hill Partners GP II, LLC. Great Hill Partners GP II, LLC is the general partner of Great Hill Equity Partners II Limited Partnership and Great Hill Affiliate Partners II Limited Partnership.

(3)
Reflects a total of 5,214,860 shares of common stock owned by Liberty Mutual Insurance Company. Mr. Moy, one of our directors, is Assistant Vice President, Corporate Investments, and Managing Director, Private Equity, at Liberty Mutual Insurance Company.

(4)
Includes 125,000 shares of common stock transferred to Mark Jung, Trustee of the Mark Jung Annuity Trust, 125,000 shares of common stock transferred to Mark Jung, Trustee of the Karen Jung Annuity Trust and 2,480,000 shares of common stock subject to immediately exercisable options, of which 1,239,996 shares of common stock would be subject to our right of repurchase if the options were exercised. This repurchase right lapses as to 51,667 shares of common stock each succeeding month over the next 24 months.

(5)
Includes 1,125,960 shares of common stock issuable upon the redemption of shares of Series B redeemable preferred stock. Banc of America has informed us that Travis Hain, the managing member of BACM I GP, LLC, which is the sole managing member of BACM I GP, LLC, which is the ultimate general partner of Banc of America Capital Investors, L.P., has voting and dispositive control of the shares.

(6)
Includes 620,000 shares of common stock subject to immediately exercisable options, of which 310,020 shares of common stock would be subject to our right of repurchase if the options were exercised. This repurchase right lapses as to 12,915 shares each succeeding month over the next 24 months.

(7)
Includes 255,204 shares of common stock subject to our right of repurchase, which right lapses as to 7,292 shares each succeeding month over the next 35 months.

(8)
Includes 27,099 shares of common stock subject to our right of repurchase, which right lapses as to 1,041 shares each succeeding month over the next 26 months.

(9)
Represents 40,000 shares of common stock subject to immediately exercisable options, of which 26,668 shares of common stock would be subject to our right of repurchase if the options were exercised. This repurchase right lapses as to 1,111 shares each succeeding month over the next 24 months.

(10)
Represents 40,000 shares of common stock subject to immediately exercisable options, of which 26,668 shares of common stock would be subject to our right of repurchase if the options were exercised. This repurchase right lapses as to 1,111 shares each succeeding month over the next 24 months.

(11)
Includes 350,000 shares of common stock or immediately exercisable options held by officers not shown in the table, of which 273,130 shares of common stock are subject to our right of repurchase or, in the case of immediately exercisable options, would be subject to our right of repurchase if those options were exercised. The repurchase right lapses each succeeding month in an amount equal to 2.0833% of the total number of shares subject to each officer's award. Also includes the restricted stock or immediately exercisable options described in footnotes (4) and (6) through (10).

        The percentage of shares beneficially owned prior to the offering is based on 21,950,028 shares of common stock outstanding as of June 30, 2005. The percentage of shares beneficially owned after this offering includes the shares of common stock being offered by this prospectus but does not include the shares that are subject to the underwriters' over-allotment option. Percentage ownership figures after the offering do not include any shares that may be purchased in this offering.

        Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless indicated above, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of June 30, 2005 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

DESCRIPTION OF CAPITAL STOCK

        Immediately following the closing of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share.

        Following the closing of this offering, we intend to amend and restate our certificate of incorporation. Our amended and restated certificate of incorporation, amended and restated bylaws and registration rights agreement, described below, are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

        As of June 30, 2005, there were 20,824,068 shares of common stock outstanding held by 24 stockholders of record. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

  Dividend Rights

        Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available, at the times and in the amounts that our board of directors may from time to time determine.

  Voting Rights

        Each common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

  No Preemptive or Similar Rights

        The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

  Right to Receive Liquidation Distributions

        Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors.

Preferred Stock

        Upon the closing of this offering, all shares of our preferred stock will be redeemed and we will issue 20 shares of our common stock for every one share of our Series B redeemable preferred stock redeemed. See Note 8 of notes to our consolidated financial statements for a description of this preferred stock.

        Following this offering, the board of directors will be authorized, subject to the limits imposed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors can also increase or decrease the number of shares in any series, but not below the number of shares of a given series then outstanding, without any further vote or action by the stockholders.

        The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and might adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Registration Rights

        Pursuant to the terms of our registration rights agreement, which is attached as an exhibit to the registration statement of which this prospectus forms a part, the holders of 20,964,218 shares of common stock have the right to require us to register their shares with the Securities and Exchange Commission so that those shares may be publicly resold. They also have the right to require us to include their shares in any registration statement that we file.

  Right to Demand Registration

        At any time more than six months after the closing of this offering, these stockholders can request that we file a registration statement so they can publicly sell their shares. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in a registration statement.

        Who May Make a Demand.    At any time more than six months after the closing of this offering, the holders of a majority of the shares having registration rights held by Great Hill Equity Partners II L.P., its affiliates, Liberty Mutual Insurance Company and any of their direct or indirect transferees or the holders of a majority of the shares having registration rights held by Banc of America Capital Investors, L.P. have the right to demand that we file a registration statement on a form other than Form S-3. If we are eligible to file a registration statement on Form S-3, any holder of shares having registration rights will have the right to demand that we file a registration statement on Form S-3, so long as the anticipated aggregate sales price of those registered securities as of the date of the filing of the Form S-3 exceeds $500,000.

        Number of Times Holders Can Make Demands.    The holders of a majority of the shares having registration rights held by Great Hill Equity Partners II L.P., its affiliates, Liberty Mutual Insurance Company and any of their direct or indirect transferees may not demand more than three registration statements. The holders of a majority of the shares having registration rights held by Banc of America Capital Investors, L.P. may not demand more than one registration statement. However, these holders may demand one additional registration statement if they had requested a number of securities be included in the first registration statement that, if sold, would have resulted in their owning less than 5% of our outstanding common stock, but were unable to sell enough securities for them to own less than that amount because of underwriter limitations.

        Postponement.    We may postpone the filing of a registration statement for up to 90 days once in a 12-month period if we are advised by legal counsel that the filing would require a special audit or disclosure of a material pending transaction or other matter and our board of directors determines that the required disclosure would have a material adverse effect on us.

  Piggyback Registration Rights

        If we register any securities for public sale, holders of 20,964,218 shares of common stock will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in a registration statement.

  Expenses of Registration

        We will pay all of the expenses relating to any demand or piggyback registration, except underwriting fees, commissions or discounts.

Anti-Takeover Provisions

        Provisions of Delaware law and our amended and restated certificate of incorporation and bylaws to be effective upon the closing of this offering could make the acquisition of us and the removal of incumbent directors more difficult. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate with us first.

  Delaware Law

        We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, this section prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless, subject to exceptions, the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the date on which it is sought to be determined whether such person is an interested stockholder, did own, 15% or more of the corporation's voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders.

  Certificate of Incorporation and Bylaw Provisions

        Our amended and restated certificate of incorporation to be effective upon the closing of this offering provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. In addition, our amended and restated certificate of incorporation authorizes undesignated preferred stock, making it possible for our board of directors to issue, without further stockholder action, preferred stock having voting or other rights or preferences that could prevent or make more difficult an attempted hostile takeover of us. Further, our amended and restated certificate of incorporation states that our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with our stockholders electing one class each year. For more information on the classification of our board of directors, please see "Management—Board of Directors Composition." This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors. Our amended and restated bylaws provide that special meetings of stockholders can be called only by our board of directors, the Chairman of our board of directors, if any, or our President. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by our board of directors, the Chairman of our board of directors, if any, or our President.

Nasdaq National Market Listing

        We have applied to have our shares of common stock listed on the Nasdaq National Market under the symbol "IGNT."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is                . Our transfer agent and registrar's address is                .

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that sales of shares of our common stock in the public market or the availability of shares of our common stock for sale might have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market or the availability of shares of our common stock for sale could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

        Upon the completion of this offering, we will have             shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after June 30, 2005. Of these outstanding shares, the             shares sold in this offering will be freely tradable, except that any shares held by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act of 1933, may only be sold in compliance with the limitations described below. The remaining 21,950,028 shares of our common stock will continue to be deemed "restricted securities" as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act of 1933, which are summarized below. In addition, all of our stockholders have entered into market stand-off agreements with us and/or lock-up agreements with Deutsche Bank Securities Inc. and Lehman Brothers Inc. under which they have agreed not to sell any of their stock for 180 days following the date of this prospectus, subject to an extension of up to 17 days following the expiration of this 180-day period in the event we issue an earnings release or material financial news within 17 days prior to the expiration of this 180-day period. If such news is released or material event occurs within this 17-day period, these resale restrictions would be extended to the 18th day after the date of the release or news. Subject to the provisions of Rule 144 and Rule 701, shares will be available for sale in the public market as follows:

  •
  the             shares sold in this offering will be immediately available for sale in the public market;

  •
  after 180 days (or the expiration of any extension (but in no event more than 197 days)) following the date of this prospectus, 21,527,846 additional shares will become eligible for sale in the public market; and

  •
  the remaining shares will be eligible for sale from time to time thereafter upon expiration of our right of repurchase. See "Management—Employee Benefits Plans—Amended and Restated 2003 Stock Option and Grant Plan."

Lock-Up Agreements

        All of our officers and directors and stockholders have signed lock-up agreements under which they have agreed not to offer, sell, pledge, contract to sell, short sell, grant any option in or otherwise dispose of, or enter into any hedging transaction with respect to, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock beneficially owned by them, for a period ending at least 180 days after the date of this prospectus, subject to an extension of up to 17 days following the expiration of this 180-day period in the event we issue an earnings release or material news or a material event relating to us occurs within 17 days prior to the expiration of this 180-day period. If such news is released or material event occurs within this 17-day period, these resale restrictions would be extended to the 18th day after the date of the release or news. The foregoing does not prohibit open market purchases and sales of our common stock purchased in the open market by these holders after the completion of this offering and transfers or dispositions by our officers, directors and stockholders can be made sooner with the written consent of both Deutsche Bank Securities Inc. and Lehman Brothers Inc. or:

  •
  as a gift or by will or intestacy;

  •
  to any trust for the direct or indirect benefit of the holder or his or her immediate family members; and

  •
  as a distribution to partners, members or stockholders of the holder;

in each case, so long as the transferee of the shares agrees to be bound by the lock-up agreement. In addition, the foregoing resale restrictions will not apply to transfers made in connection with a change in our control, so long as the transfer is made to a person or entity that was not one of our stockholders prior to the date of this offering.

Rule 144

        In general, under Rule 144 as currently in effect, a person, or group of persons whose shares are required to be aggregated, including any of our affiliates, who has beneficially owned shares for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the number of shares of our common stock then outstanding, or the average weekly trading volume in our common stock during the four calendar weeks preceding the date on which notice of the sale is filed. In addition, a person who is not deemed to have been an affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell those shares under Rule 144(k) without regard to the requirements described above. When a person acquires shares from one of our affiliates, that person's holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

Rule 701

        In general, under Rule 701 of the Securities Act of 1933, an employee, officer, director, consultant or advisor who purchased shares from us in connection with a compensatory stock or option plan or other written agreement in compliance with Rule 701 is eligible, 90 days after the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, to resell those shares in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144. However, the shares issued pursuant to Rule 701 are subject to the market stand-off and lock-up agreements described above and will only become eligible for sale upon the expiration of those agreements.

Registration of Shares Issued Pursuant to Benefits Plans

        We intend to file a registration statement under the Securities Act of 1933 as promptly as possible after the date of this prospectus to register shares to be issued pursuant to our employee benefit plans. As a result, any options or rights exercised under our amended and restated 2003 stock option and grant plan, our 2005 equity incentive plan, our 2005 employee stock purchase plan or any other benefit plan after the effectiveness of the registration statement will also be freely tradable in the public market, subject to the market stand-off and lock-up agreements discussed above. However, any of these shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144. As of June 30, 2005, there were outstanding options under our benefit plans for the purchase of 4,614,500 shares of common stock, with an average exercise price of $4.58.

Registration Rights

        Upon the closing of this offering, the holders of 20,964,218 shares of common stock, or their transferees, will be entitled to rights with respect to the registration of those shares under the Securities Act of 1933. For a discussion of these rights, please see "Description of Capital Stock—Registration Rights." After these shares are registered, they will be freely tradable without restriction under the Securities Act of 1933.

UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Lehman Brothers Inc., UBS Securities LLC and Jefferies Broadview, a division of Jefferies & Company, Inc., have severally agreed to purchase from us the following respective numbers of shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Lehman Brothers Inc.
UBS Securities LLC
Jefferies Broadview, a division of Jefferies & Company, Inc.

Total

        The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered by this prospectus are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

        We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at a price that represents a concession not in excess of $             per share under the initial public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers. After the initial public offering, the representatives of the underwriters may change the offering price and other selling terms.

Over-Allotment Option

        We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to              additional shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the             shares are being offered.

Commissions and Expenses

        The underwriting discounts and commissions per share are equal to the initial public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are             % of the initial public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

Total Fees
	Fee Per Share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$	$	$

        In addition, we estimate that the total expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $             .

Indemnification

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Lock-up Agreement

        Each of our executive officers and directors, and each of our stockholders, which in the aggregate hold                    shares at June 30, 2005, and holders of options to purchase our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of, any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options held by these persons for a period of 180 days after the effective date of the registration statement of which this prospectus forms a part without the prior written consent of Deutsche Bank Securities Inc. and Lehman Brothers Inc. This consent may be given at any time without public notice. The period of this resale restriction may be extended for up to 17 days in the event we issue an earnings release or other material financial news within 17 days prior to the lock-up period's expiration date. Transfers or dispositions can be made during the lock-up period in the case of gifts, for estate planning purposes, to any trust for the direct or indirect benefit of the stockholder or his or her immediate family members, or for distributions to a stockholder's partners, members or stockholders, provided, in each case, the transferee signs a lock-up agreement. In addition, the foregoing resale restrictions will not apply to transfers made in connection with a change in our control, so long as the transfer is made to a person or entity that was not one of our stockholders prior to the date of this offering. We have entered into a similar agreement with the representatives of the underwriters except that, without the consent of Deutsche Bank Securities Inc. and Lehman Brothers Inc., we may grant options and sell shares pursuant to our equity compensation plans existing on the date of this prospectus, and we may issue shares of our common stock in connection with a strategic partnering transaction or in exchange for all or substantially all of the equity or assets of a company in connection with a merger or acquisition. There are no agreements between the representatives and our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

Stabilization, Short Positions and Penalty Bids

        In connection with this offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

        Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares by exercising the over-allotment option.

        Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

        Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may impose a penalty bid. This would require a particular underwriter to repay to the other underwriters a portion of the underwriting discounts and commissions received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

Electronic Distribution

        A prospectus in electronic format is being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than this prospectus in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part.

Discretionary Sales

        The underwriters have advised us that they do not intend to confirm sales to discretionary accounts in excess of 5% of the shares offered by them.

Determination of Initial Public Offering Price

        Immediately prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the primary factors that will be considered in determining the initial public offering price are:

  •
  prevailing market conditions;

  •
  our results of operations in recent periods;

  •
  the present stage of our development;

  •
  the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be engaged in businesses comparable to our business; and

  •
  estimates of our business potential.

Relationships

        Certain of the underwriters have performed and may in the future perform investment banking and advisory services for us from time to time for which they have received or may in the future receive customary fees and expenses. Lehman Brothers is currently acting as exclusive financial advisor to us in connection with the evaluation of various strategic opportunities. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

LEGAL MATTERS

        Fenwick & West LLP, Mountain View, California, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. The underwriters have been represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

        The consolidated financial statements and schedule of IGN Entertainment, Inc. as of December 31, 2003 and 2004, and for the year ended December 31, 2002, eight months ended August 31, 2003, four months ended December 31, 2003 and year ended December 31, 2004, have been included in the registration statement herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP's audit report contains explanatory paragraphs that refer to (i) the presentation of the financial statements for the year ended December 31, 2002 and the eight months ended August 31, 2003 on a different reporting basis than the financial statements for the four months ended December 31, 2003 and year ended December 31, 2004 and (ii) the adoption of the provision of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002.

        The financial statements of GameSpy Industries, Inc. as of and for the year ended December 31, 2003 have been included in the registration statement herein in reliance upon the report of KPMG LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

CHANGES OF ACCOUNTANTS

        On August 28, 2003, our board of directors dismissed Ernst & Young LLP as our independent auditors. Our board of directors subsequently appointed Burr, Pilger & Mayer LLP as our independent auditors. There were no disagreements with the former accountants during the year ended December 31, 2002 or during any subsequent interim period preceding their replacement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the former accountants' satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report. Ernst & Young LLP issued a report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern) on the consolidated financial statements as of and for the year ended December 31, 2002. We did not consult with Burr, Pilger & Mayer LLP on any accounting or financial reporting matters in the periods prior to their appointment.

        We requested Ernst & Young LLP to furnish a letter addressed to the Securities and Exchange Commission, stating whether it agrees with these statements made by us and, if not, stating the respects in which it does not agree. A copy of this letter, dated as of July 13, 2005, which states that it agrees with these statements, is filed as Exhibit 16.01 to the registration statement of which this prospectus forms a part.

        On May 10, 2004, our board of directors dismissed Burr, Pilger & Mayer LLP as our independent auditors. Our board of directors subsequently appointed KPMG LLP as our independent auditors. There were no disagreements with the former accountants during the four month period ended December 31, 2003 or during any subsequent interim period preceding their replacement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the former accountants' satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report. The former independent auditors issued a report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern) on the consolidated financial statements as of and for the four months ended December 31, 2003. We did not consult with KPMG LLP on any accounting or financial reporting matters in the periods prior to their appointment.

        We requested Burr, Pilger & Mayer LLP to furnish a letter addressed to the Securities and Exchange Commission, stating whether it agrees with these statements made by us and, if not, stating the respects in which it does not agree. A copy of this letter, dated as of July 13, 2005, which states that it agrees with these statements, is filed as Exhibit 16.02 to the registration statement of which this prospectus forms a part.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus, which forms a part of that registration statement, does not contain all of the information included in the registration statement or the accompanying exhibits and schedule. For additional information about us and our common stock, you should refer to the registration statement and the accompanying exhibits and schedule. Statements contained in this prospectus regarding the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we make reference to the copy of the contract, agreement or other document filed as an exhibit to the registration statement.

        You may also read and copy the registration statement, the related exhibits and the other materials we file with the Securities and Exchange Commission at its public reference facilities at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of those documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

        Immediately prior to this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Our periodic reports, proxy statements and other information will be available for inspection and copying at the Securities and Exchange Commission's public reference facilities and on the Securities and Exchange Commission's web site, www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
IGN Entertainment, Inc.:

        We have audited the accompanying consolidated balance sheets of IGN Entertainment, Inc. and subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, redeemable preferred stock and stockholders' equity, and cash flows for the year ended December 31, 2002, eight months ended August 31, 2003, four months ended December 31, 2003, and the year ended December 31, 2004. In connection with our audits of the consolidated financial statements, we have also audited the related financial statement schedule as of and for the year ended December 31, 2002, eight months ended August 31, 2003, four months ended December 31, 2003 and year ended December 31, 2004. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

        We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IGN Entertainment, Inc. and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for the year ended December 31, 2002, eight months ended August 31, 2003, four months ended December 31, 2003, and year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        As discussed in Note 1, the consolidated statements of operations, redeemable preferred stock and stockholders' equity and cash flows of IGN Entertainment, Inc. for the year ended December 31, 2002 and the eight months ended August 31, 2003 are presented on a different reporting basis than the consolidated statements of operations, redeemable preferred stock and stockholders' equity and cash flows for the four months ended December 31, 2003 and for the year ended December 31, 2004, and are therefore not comparable.

        As discussed in Note 1, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/s/  KPMG LLP

Mountain View, California
June 7, 2005
except for Note 15, as to which the date is
August 25, 2005

IGN ENTERTAINMENT, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,
			As of June 30, 2005
	2003	2004
			(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,840	$7,026	$7,956
Short-term investments	—	87	60
Accounts receivable, net of allowance of $275, $486 and $318, respectively	6,021	13,020	10,522
Prepaid expenses and other current assets	463	1,037	2,399

Total current assets	8,324	21,170	20,937
Intangible assets, net	3,682	29,506	33,770
Goodwill	24,277	46,932	53,348
Amounts held in escrow	2,500	6,460	10,293
Fixed assets, net	1,611	3,353	5,597
Other assets	1,051	3,067	3,334

Total assets	$41,445	$110,488	$127,279

Liabilities, Redeemable Preferred Stock and Stockholders' Equity
Current liabilities:
Current portion of long-term debt	$—	$3,024	$3,966
Accounts payable	692	1,610	1,584
Accrued liabilities and other	2,283	5,160	5,360
Deferred revenue	1,555	8,701	9,295
Accrued restructuring charges	22	152	140

Total current liabilities	4,552	18,647	20,345

Accrued restructuring charges	1,342	1,153	1,095
Deferred rent and other liabilities	85	1,788	2,514
Deferred taxes, long-term			2,243
Long-term debt	—	40,197	54,150
Commitments and contingencies (Notes 2 and 12)
Series A redeemable and Series B redeemable preferred stock, $0.01 par value: 40,000,000 shares authorized; 34,923,565, 39,979,255 and 39,979,255 shares issued and outstanding as of December 31, 2003 and 2004 and June 30, 2005 (unaudited), respectively; total liquidation preference of $35,622, $58,893 and $61,112 as of December 31, 2003 and 2004 and June 30, 2005 (unaudited), respectively	25,375	44,816	47,632
Stockholders' equity:
Common stock, $0.0005 par value: 28,000,000 shares authorized; 19,496,000, 20,358,235 and 20,432,395 shares issued and outstanding as of December 31, 2003 and 2004 and June 30, 2005 (unaudited), respectively	10	12	12
Additional paid-in capital	12,442	30,322	30,811
Deferred stock-based compensation	(1,413)	(6,554)	(4,101)
Accumulated other comprehensive loss	—	—	(14)
Accumulated deficit	(948)	(19,893)	(27,408)

Total stockholders' equity	10,091	3,887	(700)

Total liabilities, redeemable preferred stock and stockholders' equity	$41,445	$110,488	$127,279

See accompanying notes to consolidated financial statements.

IGN ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Predecessor Company		Successor Company
					Six Months Ended June 30,
		Eight Months Ended August 31, 2003	Four Months Ended December 31, 2003
	Year Ended December 31, 2002			Year Ended December 31, 2004
					2004	2005
					(Unaudited)
Revenue:
Advertising	$9,626	$7,509	$8,063	$33,096	$11,194	$20,281
Subscriptions and service	1,646	1,610	359	9,853	2,898	8,419

Total revenue	11,272	9,119	8,422	42,949	14,092	28,700

Operating expenses:
Production, content and fulfillment(a)	6,147	4,179	2,306	13,016	5,966	7,646
Engineering and development(a)	1,470	1,063	587	5,998	2,573	3,482
Sales and marketing(a)	5,332	4,089	2,733	13,896	5,969	9,779
General and administrative(a)	4,095	1,871	1,476	12,142	5,720	6,201
Amortization of intangible assets	—	—	128	3,834	1,450	2,530
Restructuring and asset impairment charges	6,677	67	317	219	109	113
Gain on sale of assets	(1,114)	—	—	—	—	—
Write-off of IPO preparation costs	—	—	—	2,961	—	—
Expenses related to going-private transaction	—	1,111	35	—	—	—

Total operating expenses	22,607	12,380	7,582	52,066	21,787	29,751

Income (loss) from operations	(11,335)	(3,261)	840	(9,117)	(7,695)	(1,051)
Interest expense	(10)	—	—	(4,984)	(1,725)	(3,517)
Other income (expense), net	79	13	10	(25)	26	(36)

Net income (loss) before provision for income taxes, cumulative effect of adoption of accounting principle and accretion of preferred stock	(11,266)	(3,248)	850	(14,126)	(9,394)	(4,604)
Provision for income taxes	—	—	(664)	(20)	(8)	(95)

Net income (loss) before cumulative effect of adoption of accounting principle and accretion of preferred stock	(11,266)	(3,248)	186	(14,146)	(9,402)	(4,699)
Cumulative effect of adoption of accounting principle	(1,949)	—	—	—	—	—

Net income (loss) before accretion of preferred stock	(13,215)	(3,248)	186	(14,146)	(9,402)	(4,699)
Accretion of preferred stock	—	—	(1,134)	(4,799)	(2,233)	(2,816)

Net loss attributable to holders of common stock	$(13,215)	$(3,248)	$(948)	$(18,945)	$(11,635)	$(7,515)

Basic and diluted net loss per share attributable to holders of common stock before adoption of accounting principle	$(5.74)	$(1.45)	$(0.05)	$(0.94)	$(0.56)	$(0.37)
Adoption of accounting principle	(1.00)	—	—	—	—	—

Basic and diluted net loss per share attributable to holders of common stock after adoption of accounting principle	$(6.74)	$(1.45)	$(0.05)	$(0.94)	$(0.56)	$(0.37)

Weighted average number of shares used in computing basic and diluted per share amounts	1,962	2,243	17,705	20,181	20,827	20,422

(a) Includes stock-based compensation, as follows:
Production, content and fulfillment	$44	$9	$12	$81	$21	$71
Engineering and development	19	7	102	1,587	762	463
Sales and marketing	441	30	33	435	186	309
General and administrative	447	37	494	6,770	3,121	1,979

	$951	$83	$641	$8,873	$4,090	$2,822

See accompanying notes to consolidated financial statements.

IGN ENTERTAINMENT, INC.
CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Series A Redeemable Preferred Stock		Series B Preferred Stock
					Common Stock			Notes Receivable from Stockholders		Accumulated Other Comprehensive Loss
							Additional Paid-in Capital		Deferred Stock-Based Compensation		Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount
PREDECESSOR COMPANY
Balance as of December 31, 2001	—	$—	—	$—	1,804,052	$2	$148,681	$(165)	$(892)	$—	$(133,874)	$13,752
Issuance of common stock to employees, net of repurchases	—	—	—	—	94,334	—	202	—	—	—	—	202
Issuance of common stock in June 2002 private placement transaction, net	—	—	—	—	285,715	—	1,768	—	—	—	—	1,768
Purchase of treasury stock	—	—	—	—	(1,190)	—	(4)	—	—	—	—	(4)
Proceeds from repayment of stockholder notes	—	—	—	—	—	—	—	95	—	—	—	95
Amortization of deferred stock-based compensation	—	—	—	—	—	—	141	—	809	—	—	950
Net loss for the period, as restated	—	—	—	—	—	—	—	—	—	—	(13,215)	(13,215)

Balance as of December 31, 2002	—	—	—	—	2,182,911	2	150,788	(70)	(83)	—	(147,089)	3,548
Issuance of common stock to employees	—	—	—	—	100,111	—	165	—	—	—	—	165
Issuance of common stock upon exercise of warrants	—	—	—	—	9,949	—	80	—	—	—	—	80
Proceeds from repayment of stockholder notes	—	—	—	—	—	—	—	70	—	—	—	70
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	83	—	—	83
Net loss for the period	—	—	—	—	—	—	—	—	—	—	(3,248)	(3,248)
Going-private transaction	—	—	—	—	(2,292,971)	(2)	(151,033)	—	—	—	150,337	(698)

Balance as of August 31, 2003	—	—	—	—	—	—	—	—	—	—	—	—
SUCCESSOR COMPANY
Issuance of stock in connection with going-private transaction, net of issuance costs	34,923,565	$24,241	—	$—	17,000,000	$9	$10,388	$—	$—	$—	$—	$10,397
Issuance of restricted stock to founders	—	—	—	—	2,496,000	1	—	—	—	—	—	1
Deferred stock-based compensation	—	—	—	—	—	—	2,054	—	(2,054)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	641	—	—	641
Accretion of preferred stock	—	1,134	—	—	—	—	—	—	—	—	(1,134)	(1,134)
Net income for the period, as restated	—	—	—	—	—	—	—	—	—	—	186	186

Balance as of December 31, 2003	34,923,565	25,375	—	—	19,496,000	10	12,442	—	(1,413)	—	(948)	10,091
Issuance of stock in connection with the GameSpy merger, net of issuance costs	4,999,392	3,034	56,298	11,608	1,216,620	1	1,822	—	—	—	—	1,823
Issuance and exercise of warrants issued in connection with debt agreement	—	—	—	—	1,125,638	1	1,867	—	—	—	—	1,868
Issuance of restricted stock	—	—	—	—	440,000	1	—	—	—	—	—	1
Vesting of restricted stock related to awards early exercised	—	—	—	—	115,417	—	177	—	—	—	—	177
Repurchases of restricted stock	—	—	—	—	(2,035,440)	(1)	—	—	—	—	—	(1)
Deferred stock-based compensation	—	—	—	—	—	—	14,014	—	(14,014)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	8,873	—	—	8,873
Accretion of preferred stock	—	3,314	—	1,485	—	—	—	—	—	—	(4,799)	(4,799)
Net loss for the period	—	—	—	—	—	—	—	—	—	—	(14,146)	(14,146)

Balance as of December 31, 2004	39,922,957	31,723	56,298	13,093	20,358,235	12	30,322	—	(6,554)	—	(19,893)	3,887
Vesting of restricted stock related to awards early exercised	—	—	—	—	74,160	—	120	—	—	—	—	120
Deferred stock-based compensation, net of terminations	—	—	—	—	—	—	369	—	(369)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	—	2,822	—	—	2,822
Accretion of preferred stock	—	1,773	—	1,043	—	—	—	—	—	—	(2,816)	(2,816)
Comprehensive loss:
Net loss for the period	—	—	—	—	—	—	—	—	—	—	(4,699)	(4,699)
Unrealized loss on short-term investments	—	—	—	—	—	—	—	—	—	(14)		(14)

Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(4,713)

Balance as of June 30, 2005 (Unaudited)	39,922,957	$33,496	56,298	$14,136	20,432,395	$12	$30,811	$—	$(4,101)	$(14)	$(27,408)	$(700)

See accompanying notes to consolidated financial statements.

IGN ENTERTAINMENT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Predecessor Company		Successor Company
					Six Months Ended June 30,
	Year Ended December 31, 2002	Eight Months Ended August 31, 2003	Four Months Ended December 31, 2003	Year Ended December 31, 2004
					2004	2005
					(Unaudited)
Cash flows from operating activities:
Net income (loss) before accretion of preferred stock	$(13,215)	$(3,248)	$186	$(14,146)	$(9,402)	$(4,699)
Reconciliation to net cash provided by (used in) operating activities:
Depreciation and amortization	1,711	539	201	1,936	792	1,211
Bad debt expense (recovery)	(34)	183	15	76	(72)	7
Amortization of debt discounts and issuance costs	—	—	—	1,290	298	1,100
Other non-cash expenses	(315)	—	27	452	133	523
Stock-based compensation	951	83	641	8,873	4,090	2,822
Amortization of intangible assets	—	—	128	3,834	1,450	2,530
Noncash restructuring charges	1,584	—	—	—	—	—
Asset impairment charges	3,811	—	—	—	—	—
(Gain) loss on sale of assets	(1,114)	—	130	—	—	—
Adoption of accounting principle	1,949	—	—	—	—	—
Charge in lieu of taxes	—	—	664	—	—	—
Changes in assets and liabilities:
Accounts receivable	(1,291)	265	(4,049)	(4,644)	1,192	3,003
Prepaid expenses and other assets	239	135	(289)	467	596	(1,745)
Accounts payable and accrued liabilities	(997)	(116)	(4,207)	2,502	1,305	(20)
Deferred revenue	—	890	1,555	7,146	2,772	592
Accrued restructuring charges	785	(35)	1,363	(59)	17	(70)
Other liabilities	—	—	59	175	55	205

Net cash provided by (used in) operating activities	(5,936)	(1,304)	(3,576)	7,902	3,226	5,459

Cash flows from investing activities:
Purchase of short-term investment, net	(500)	—	—	(87)	(84)	—
Sale of short-term investment	—	500	—	—	—	—
Acquisition escrow deposit	—	—	(2,500)	(3,960)	(3,960)	(3,833)
Going-private transaction, net of cash acquired	—	—	(25,174)	—	—	—
Acquisition of TeamXbox, net of cash acquired	—	—	(610)	—	—	—
Acquisition of GameSpy, net of cash acquired	—	—	—	(48,498)	(48,498)	—
Acquisition of Rotten Tomatoes, net of cash acquired	—	—	—	(2,759)	—	—
Acquisition of 3D Gamers	—	—	—	—	—	(1,248)
Acquisition of AskMen.com net of cash acquired	—	—	—	—	—	(9,027)
Purchases of fixed assets	(321)	(627)	(938)	(1,934)	(563)	(3,390)
Proceeds from sale of assets	1,000	—	—	—	—	—

Net cash provided by (used in) investing activities	179	(127)	(29,222)	(57,238)	(53,105)	(17,498)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	—	—	—	37,298	37,298	13,368
Proceeds from issuance of common stock	1,970	245	10,397	3,868	3,715	—
Proceeds from issuance of preferred stock	—	—	24,241	15,719	15,719	—
Payment of debt issuance costs	—	—	—	(2,432)	(2,376)	(399)
Repayment of equipment financing obligations	(1,613)	—	—	—	—	—
Proceeds from (establishment of) facility letters of credit	(69)	—	—	69	—	—
Proceeds from repayment of stockholder notes	95	70	—	—	—	—
Purchase of treasury stock	(4)	—	—	—	—	—

Net cash provided by financing activities	379	315	34,638	54,522	54,356	12,969

Net increase (decrease) in cash and cash equivalents	(5,378)	(1,116)	1,840	5,186	4,477	930
Cash and cash equivalents at beginning of period	8,160	2,782	—	1,840	1,840	7,026

Cash and cash equivalents at end of period	$2,782	$1,666	$1,840	$7,026	$6,317	$7,956

Cash paid during the period for:
Interest	$8,511	$—	$—	$3,692	$1,427	$2,506
Income taxes	—	—	—	—	8	464
Supplemental schedule of noncash investing and financing activities:
Deferred stock-based compensation	$—	$—	$2,054	$14,014	$13,433	$369
Accretion of preferred stock	—	—	1,134	4,799	2,233	2,816

See accompanying notes to consolidated financial statements.

IGN ENTERTAINMENT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

        IGN Entertainment, Inc. ("IGN" or the "Company") is a community-based Internet media and services company for the video gaming and other forms of digital entertainment industry. The Company operates a network of branded web sites that provide content and services to consumers, advertisers and publishers of video games and other forms of digital entertainment. IGN serves the members of this community by allowing video game publishers, video game consumers and IGN's editorial staff to create and share content in order to enhance the video game evaluation and game play experience. IGN provides advertisers of video games, entertainment and other consumer products and services targeted access to its community of users. IGN also provides paid premium content subscriptions to its community base and has a retail store, Direct2Drive, which digitally distributes authorized video games to consumers. IGN also operates two entertainment web sites focused on movie-related content.

        The consolidated financial statements of IGN and its wholly-owned subsidiaries are prepared in conformity with accounting principles generally accepted in the United States of America. All significant intercompany balances and transactions have been eliminated.

        As further discussed in Note 2, on August 29, 2003, IGN was merged with GHP Acquisition Corp. ("GHAC") in a going-private transaction. The merger between IGN and GHAC was accounted for under the purchase method of accounting. Under purchase accounting, a new basis of accounting is established on the effective date of the merger, assets and liabilities of the acquired company are stated at their estimated fair value and liabilities of the acquired company are stated at their anticipated settlement amounts. The assets and the liabilities of the acquiring entity are carried over to the consolidated financial statements at their historical bases. Therefore, the consolidated financial statements for periods after August 31, 2003 (successor company) are not comparable to prior periods. As GHAC had no ongoing operations, the accompanying consolidated statements of operations, redeemable preferred stock and stockholders' equity and cash flows for the year ended December 31, 2002 and for the eight months ended August 31, 2003 are the consolidated financials statements of IGN presented on a historical basis (predecessor company) comparable to periods prior to January 1, 2002, assuming the realization of assets and the payment of liabilities in the normal course of business.

        All shares of common stock, options to purchase shares of common stock, and per share amounts in the consolidated financial statements as of and for the four months ended December 31, 2003, year ended December 31, 2004 and six months ended June 30, 2004 and notes thereto have been adjusted to retroactively reflect the Company's twenty-for-one stock split effective April 16, 2004.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Interim Financial Information

        The accompanying unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information and with Article 10 of Regulation S-X, and reflect all adjustments, consisting of normal and other recurring adjustments, that in the opinion of management are necessary to present fairly the financial position and the results of operations for interim periods. Results for the interim periods are not necessarily indicative of results for the entire fiscal year.

Cash Equivalents

        Cash and cash equivalents consist of highly liquid investments with maturities of three months or less, including cash on deposit with banks, certificates of deposit and money market funds. These investments are stated at amortized cost, which approximated fair market value as of each of the balance sheet dates. Interest is accrued as earned.

Amounts Held in Escrow

        Amounts held in escrow consist of $2,500,000, $6,450,000 and $10,293,000 as of December 31, 2003 and 2004 and June 30, 2005 (unaudited), respectively, held pursuant to the terms of the GameSpy and AskMen.com mergers agreement (see Notes 2 and 15).

Restricted Cash

        Restricted cash of $919,000, $837,000 and $837,000, as of December 31, 2003 and 2004 and June 30, 2005 (unaudited), respectively, consisted primarily of a certificate of deposit that served as collateral for an irrevocable standby letter of credit. This was issued to the Company's landlord as a security deposit for the Company's facility located in New York. Restricted cash is included in other assets in the accompanying consolidated balance sheets.

Concentrations of Credit Risk

        Financial instruments that potentially subject the Company to concentrations of credit risk are comprised principally of cash and cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with various domestic financial institutions of high credit quality that the Company believes have limited exposure to credit risk. The Company performs periodic evaluations of the relative standing of these institutions. From time to time, the Company's cash balances with these financial institutions may exceed Federal Deposit Insurance Corporation insurance limits.

        The Company's accounts receivable are derived primarily from advertising contracts with a large number of customers primarily located in the U.S. The Company performs ongoing credit evaluations of its customers to assess the probability of accounts receivable collection based on a number of factors, including past transaction experience with the customer, evaluation of its credit history, and review of the invoicing terms of the contract. The Company generally does not require collateral. The Company maintains reserves for potential credit losses on customer accounts when deemed necessary. Actual credit losses to date have been within management's expectations.

        For the four months ended December 31, 2003, there was one customer that accounted for approximately 10% of the Company's total revenue. During the year ended December 31, 2002, eight months ended August 31, 2003, year ended December 31, 2004, six months ended June 30, 2004 (unaudited) and six months ended June 30, 2005 (unaudited), there were no customers that accounted for 10% or more of the Company's total revenue.

        As of December 31, 2003 and 2004, there was one customer that accounted for 15% and 10%, respectively, of the Company's total accounts receivable. As of June 30, 2005 (unaudited), there were no customers that accounted for 10% or more of the Company's accounts receivable.

Fair Value of Financial Instruments Disclosures

        Financial instruments consist of cash and cash equivalents, amounts held in escrow, restricted cash, accounts receivable, accounts payable, long-term debt and preferred stock. As of December 31, 2003 and 2004 and June 30, 2005 (unaudited), the carrying values of cash and cash equivalents, amounts held in escrow, restricted cash, accounts receivable and accounts payable approximated their respective fair values because of their short maturities. The carrying values of long-term debt and preferred stock discounted to present value approximated their respective fair values based on borrowing rates currently available to the Company for loans with similar terms.

Fixed Assets

        Fixed assets are stated at cost, less accumulated depreciation and amortization. The cost is depreciated on a straight-line basis over the estimated useful lives of the assets. The Company amortizes leasehold improvements over the shorter of the estimated useful lives of the respective assets or the property lease term. The Company generally depreciates or amortizes its assets over the following useful lives:

Computers and equipment	2-3 years
Software	2-3 years
Furniture and fixtures	5 years
Leasehold improvements	Lease term

        The Company capitalizes expenditures for replacements and betterments and expenses amounts for maintenance and repairs as they are incurred.

Impairment of Long-Lived Assets

        In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying values of those assets may not be recoverable. It measures recoverability of assets to be held and used by comparing the carrying value of the asset to future net undiscounted cash flows that are expected to be generated by the asset. If an asset is considered to be impaired, it calculates the impairment to be recognized by subtracting the fair value of the asset from its carrying value. Fair value is estimated using discounted cash flows. Long-lived assets that are to be disposed of by sale are reported at the lower of the carrying value or the fair value less the cost to sell. The Company has determined it has one asset group.

Goodwill and Intangible Assets

        In January 2002, the Company adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." SFAS 142 requires that goodwill no longer be amortized to earnings, but instead be reviewed annually for impairment. Any impairment loss must be recognized in a company's financial statements. The Company completed the required transitional assessment of goodwill during fiscal 2002. Based on this assessment, the Company recorded a goodwill impairment charge of $1,949,000 in the first quarter of 2002.

        The Company performs an annual impairment review in the fourth quarter of each year or when changes in circumstances indicate a potential impairment. The Company performed an annual impairment review in the fourth quarter of the years ended December 31, 2003 and 2004 and noted no indicators of impairment of recorded goodwill. The tests were based on the Company's single operating segment and reporting unit structure.

        The Company did not record any impairment loss during the eight months ended August 31, 2003, four months ended December 31, 2003, year ended December 31, 2004 or six months ended June 30, 2004 or 2005 (unaudited).

        Intangible assets with definite lives are amortized over their respective estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. The Company is currently amortizing its acquired intangible assets with definite lives over periods ranging from two to nine years (see Note 4). The Company believes no events or changes in circumstances have occurred that would require an impairment test for these assets. Intangible assets with indefinite lives are reviewed for impairment whenever events or changes in circumstances indicate that their carrying values may not be recoverable. The Company believes that no events or changes in circumstance have occurred that would require an impairment test for these assets.

Revenue Recognition

  General

        The Company's revenue is derived from the following primary sources: (1) advertising revenue, consisting of fees primarily from short-term contracts for the delivery of impression-based advertisements and, to a lesser extent, from other marketing products such as sponsorships, fixed slotting arrangements and variable lead generation; (2) subscription revenue, consisting primarily of subscription fees that are charged to users for access to premium content and services; and (3) revenue from service contracts with publishers under which the Company provides multiplayer game hosting services to video game users and digital distribution services.

        The Company applies the provisions set forth in SEC Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), as revised by SAB 104, "Revenue Recognition," and Emerging Issues Task Force ("EITF") Issue No. 00-21 ("EITF 00-21"), "Accounting for Revenue Arrangements with Multiple Deliverables," which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. The Company recognizes revenue when (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which the Company will provide products or services, (2) delivery has occurred or services have been provided, (3) the fee is fixed or determinable, and (4) collection is reasonably assured.

        For all revenue transactions other than subscriptions, the Company considers a binding insertion order or a signed agreement to be persuasive evidence of the existence of an arrangement. For subscription revenue, the Company considers receipt of a customer credit card charge to be persuasive evidence of the existence of an arrangement.

        The Company does not recognize revenue for any amounts that are not billable under a contract or for which payment terms extend beyond 90 days. If the Company determines that collection of an amount is not reasonably assured based on its assessment of the customer's credit, it defers the amount and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash. The Company's arrangements generally do not include acceptance clauses. However, if an arrangement includes an acceptance provision, the Company considers acceptance to have occurred upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period.

  Advertising Revenue

        The Company recognizes advertising revenue at the lesser of (1) a time-based straight line calculation over the term of the contract or (2) the ratio of advertisement impressions delivered to total impressions to be delivered under the contract up to the billable amount ("lesser of straight line or actual method"). Certain advertising contracts include both impression-based products and non-impression based services. The Company has determined that it does not have a basis to allocate fair value between these elements, and therefore it accounts for these contracts as a single element as defined in EITF 00-21. Accordingly, it defers all revenue for these contracts until the non-impression based services have begun to be delivered. Upon initiation of delivery of the non-impression based services, the Company recognizes revenue, using the lesser of straight line or actual method up to the billable amount, for the cumulative impressions that have been delivered through that date and recognizes revenue for the remaining impressions using the lesser of straight line or actual method until full delivery is completed. To the extent that a minimum guaranteed number of impressions is not delivered, we defer recognition of the corresponding revenue until the guaranteed number of impressions is achieved.

        The Company generally recognizes revenue from sponsorships, fixed slotting arrangements, variable lead generation, commerce partnerships and other marketing programs in the month in which it performs the services and collection is reasonably assured.

        The Company does not recognize any revenue related to the non-monetary exchange of advertising or other products in accordance with Accounting Principles Board Opinion No. 29, "Accounting for Non-monetary Transactions" and EITF No. 99-17, "Accounting for Advertising Barter Transactions."

  Subscriptions and Service Revenue

    Subscription Revenue

        The Company recognizes subscription revenue ratably over the subscription period (generally one month to one year). Subscribers pay by credit card in advance. The Company records deferred revenue for all cash paid by subscribers in advance of revenue recognition. The Company recognizes credit card processing costs as production, content and fulfillment costs in the period in which the transaction occurs.

    Hosting Service Revenue

        The Company generates service revenue from multiplayer game hosting service contracts. Under these contracts, the Company provides video game developers and publishers with proprietary technology that they use to embed multiplayer functionality into their games. This embedded technology allows multiple players to compete on-line through the Company's hosted web sites. The Company recognizes hosting service revenue under the provisions of EITF No. 00-3, "Application of AICPA Statement of Position 97-2 to Arrangements that Include a Right to Use Software Stored on Another Entity's Hardware," upon shipment of the video game by the publisher, on a straight-line basis over the expected life of the video game, which is generally two years from the release of the game title. The Company records deferred revenue for all cash paid by the customer in advance of revenue recognition. Hosting service revenue were less than 10% of total revenue in all periods reported.

        The Company accounts for professional services rendered in connection with multiplayer game hosting contracts separately when the services have value to the customer on a standalone basis and there is objective evidence of their fair value. These professional services fees are generally paid on a time and materials basis, and we recognize them as the work is performed. Under arrangements where these criteria are not met, we bundle professional service fees with the hosting contract fees and recognize them over our estimate of the life of the video game, which we believe is generally 24 months after shipment by the publisher.

Rewards Program

        The Company initiated a HitPoints reward program in June 2004 which rewards new subscribers ("Gamers") to IGN's paid subscription services with points ("HitPoints") based on the membership package they choose. Gamers can then redeem their HitPoints for digital downloads of top PC games. Subscribers are able to choose from a roster of popular games in redeeming their HitPoints. The HitPoints rewards are recorded as production, content and fulfillment expenses at the time of the sale of the related membership package in accordance with the provisions of EITF No. 01-9: "Accounting for Consideration Given by a Vendor to a Customer."

Advertising Expense

        The Company expenses advertising costs as incurred. Advertising expense is recorded in sales and marketing expense. For the year ended December 31, 2002, eight months ended August 31, 2003, four months ended December 31, 2003, year ended December 31, 2004 and six months ended June 30, 2004 and 2005 (unaudited), total advertising expense was approximately $261,000, $199,000, $79,000, $1,117,000, $777,000 and $694,000, respectively.

Income Taxes

        The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that a portion or all of deferred tax assets will not be realized.

Net Loss Per Share

        Basic and diluted net loss per share attributable to holders of common stock is presented in conformity with SFAS 128, "Earnings per Share," and is calculated by dividing net loss attributable to holders of common stock by the weighted number of shares of common stock, including restricted shares outstanding during the period and warrants to purchase common stock at a de minimis exercise price, less the weighted average number of shares of common stock that are subject to repurchase. Diluted net loss per share attributable to holders of common stock is calculated by dividing net loss attributable to holders of common stock by the weighted average number of shares of common stock outstanding adjusted for all potential shares of common stock, which includes shares issuable upon the exercise of outstanding options and warrants to purchase common stock, shares of restricted common stock subject to repurchase and shares of common stock issuable upon conversion of outstanding preferred stock, if dilutive. For the year ended December 31, 2002, eight months ended August 31, 2003, four months ended December 31, 2003, year ended December 31, 2004 and six months ended June 30, 2004 and 2005 (unaudited), respectively, there is no difference between the Company's basic and diluted net loss per share attributable to holders of common stock because losses were incurred in each of the periods presented. The following table presents the calculation of basic and diluted net loss per share attributable to holders of common stock (in thousands, except per share data):

			Successor Company
	Predecessor Company
					Six Months Ended June 30,
		Eight Months Ended August 31, 2003	Four Months Ended December 31, 2003
	Year Ended December 31, 2002			Year Ended December 31, 2004
					2004	2005
					(Unaudited)
Net loss attributable to holders of common stock	$(13,215)	$(3,248)	$(948)	$(18,945)	$(11,635)	$(7,515)

Basic and diluted weighted average shares:
Weighted average number of shares of common stock outstanding	2,002	2,245	19,705	19,907	20,785	19,698
Weighted average number of vested warrants	—	—	—	938	740	1,126
Less: Weighted average number of shares subject to repurchase	(40)	(2)	(2,000)	(664)	(698)	(402)

Weighted average number of shares used in computing basic and diluted net loss per share	1,962	2,243	17,705	20,181	20,827	20,422

Basic and diluted net loss per share attributable to holders of common stock	$(6.74)	$(1.45)	$(0.05)	$(0.94)	$(0.56)	$(0.37)

        Because the Company issued shares of preferred stock with common stock dividend participation rights, EITF Topic D-95 ("Topic D-95"), "Effect of Participating Convertible Securities on the Computation of Basic Earnings", requires those shares to be included in the computation of basic EPS if the effect is dilutive. Furthermore, Topic D-95 requires that the dilutive effect to be included in basic EPS may be calculated using either the if-converted method or the two-class method. The Company has elected to use the two-class method in calculating basic EPS.

        Because the Company reported losses in all periods presented, the two-class method is not reflected in the computation of basic EPS as its effect would be anti-dilutive. The following table summarizes the two-class method calculation of net income allocable to holders of common stock:

Year Ended December 31, 2004
Basic weighted average shares outstanding	20,181
Weighted average additional common shares assuming conversion of preferred stock	938

Weighted average common equivalent shares assuming conversion of preferred stock	21,119

Amount allocable to holders of common stock	95.6%

        Potential shares of common stock, which have been excluded from the determination of net loss per share attributable to holders of common stock for the year ended December 31, 2002, eight months ended August 31, 2003, four months ended December 31, 2003, year ended December 31, 2004 and six months ended June 30, 2004 and 2005 (unaudited), respectively, since their effect was anti-dilutive, consisted of potential shares issuable upon the exercise of outstanding options and warrants to purchase common stock, shares of restricted common stock subject to repurchase and shares of common stock issuable upon the conversion of outstanding Series B Convertible Preferred Stock ("Series B Preferred") as follows (in thousands):

			Successor Company
	Predecessor Company
					Six Months Ended June 30,
		Eight Months Ended August 31, 2003	Four Months Ended December 31, 2003
	Year Ended December 31, 2002			Year Ended December 31, 2004
					2004	2005
					(Unaudited)
Shares issuable under stock options and warrants	594	463	440	4,408	3,360	4,617
Shares of restricted stock subject to repurchase	40	2	2,000	742	993	608
Shares issuable upon conversion of Series B Preferred	—	—	—	1,126	1,126	1,126

	634	465	2,440	6,276	5,479	6,351

        Predecessor company and successor company periods are not comparable as the Company's capital structure in these periods was different.

Accounting for Stock-Based Compensation

        The Company accounts for stock option grants to employees in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," and related interpretations, including Financial Interpretation No. 44 ("FIN 44"), "Accounting for Certain Transactions involving Stock Compensation," and has adopted the disclosure-only provisions of SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under APB 25, deferred stock-based compensation is measured on the date of grant and equals the excess of the deemed fair market value of the common stock over the exercise price of the option. The Company recorded $2,054,000, $14,014,010, $13,433,000 and $369,000 of deferred stock-based compensation for the four months ended December 31, 2003, year ended December 31, 2004, and six months ended June 30, 2004 and 2005 (unaudited), respectively, of which $2,054,000, $0, $0 and $0, respectively, related to restricted stock grants to founders (see Note 10) and the remaining balance related to grants to other employees. Stock-based compensation expense reflects the amortization of deferred stock-based compensation charges and is calculated using the methodology defined in FIN No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans—an Interpretation of APB Opinion No. 15 and 25," over the vesting period of the underlying options.

        The following table sets forth deferred stock compensation related to stock option grants during the period from July 1, 2004 to June 30, 2005:

Grant Date	Options Granted	Exercise Price Per Share	Deemed Fair Value	Deferred Stock Compensation
August 10, 2004	914,500	$5.50	$6.00	$457,250
November 18, 2004	75,000	5.50	7.00	112,500
December 16, 2004	25,500	5.50	8.00	63,750
January 3, 2005	150,000	5.50	8.00	375,000
February 17, 2005	60,500	8.50	8.50	—
April 11, 2005	61,500	11.00	11.00	—
May 27, 2005	117,500	11.00	12.00	117,500
June 6, 2005	52,500	11.50	12.00	26,250

				$1,152,250

        All stock options granted were intended to be exercisable at a price per share not less than the fair value of the shares of common stock underlying the options on their respective dates of grant. Because there was no public market for the Company's common stock, the Board of Directors determined these exercise prices based upon the best information available to them on the date of grant. Subsequently, management performed a retrospective determination of the deemed fair value per share of the Company's common stock on each grant date, and calculated the intrinsic value of each stock option grant using the deemed fair value estimate. To assist with determining the deemed fair value of its common stock during this twelve-month period, the Company obtained a valuation from an independent valuation firm. This valuation indicated that the fair value of the Company's common stock on March 31, 2005 was $9.95 per share.

        The effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation was as follows (in thousands, except per share data):

			Successor Company
	Predecessor Company
					Six Months Ended June 30,
		Eight Months Ended August 31, 2003	Four Months Ended December 31, 2003
	Year Ended December 31, 2002			Year Ended December 31, 2004
					2004	2005
					(Unaudited)
Net loss attributable to holders of common stock, as reported	$(13,215)	$(3,248)	$(948)	$(18,945)	$(11,635)	$(7,515)
Deduct stock-based employee compensation expense included in reported net loss	951	83	641	8,873	4,090	2,822
Add stock-based employee compensation expense	(3,181)	(1,021)	(553)	(9,010)	(3,984)	(2,929)

Pro forma net loss attributable to holders of common stock	$(15,445)	$(4,186)	$(860)	$(19,082)	$(11,529)	$(7,622)

Basic and diluted net loss per share attributable to holders of common stock:
As reported	$(6.74)	$(1.45)	$(0.05)	$(0.94)	$(0.56)	$(0.37)
Pro forma	(7.87)	(1.87)	(0.05)	(0.95)	(0.55)	(0.37)

        During the year ended December 31, 2002, eight months ended August 31, 2003, four months ended December 31, 2003, year ended December 31, 2004, and six months ended June 30, 2004 and 2005 (unaudited), the weighted average grant date fair values of options granted during the period, calculated pursuant to SFAS 123, were $3.96, $4.20, $0.70, $3.20, $3.70 and $2.77, respectively.

        During the year ended December 31, 2002 and eight months ended August 31, 2003, the weighted average grant date fair values of employee stock purchase plan shares issued, calculated pursuant to SFAS 123, were $2.11 and $1.82, respectively. The employee stock purchase plan was terminated upon completion of the going-private transaction (see Note 2).

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The following weighted-average assumptions were used for grants made during the year ended December 31, 2002, eight months ended August 31, 2003, four months ended December 31, 2003, year ended December 31, 2004, and six months ended June 30, 2004 and 2005 (unaudited), respectively:

			Successor Company
	Predecessor Company
					Six Months Ended June 30,
		Eight Months Ended August 31, 2003	Four Months Ended December 31, 2003
	Year Ended December 31, 2002			Year Ended December 31, 2004
					2004	2005
Expected life (years)	4	4	6	6	6	6
Expected volatility	112%	88%	0%	0%	0%	0%
Risk-free interest rate	2%	2%	3%	3%	3%	4%
Expected dividend yield	0%	0%	0%	0%	0%	0%

        As allowed under SFAS 123, for the periods after the going-private transaction, the Company elected to use 0% volatility in its Black-Scholes option pricing model.

Shares Subject to Repurchase

        The Company has granted to employees shares of restricted stock that are subject to repurchase at the original exercise price until they vest. The Company has also allowed certain employees to exercise options prior to vesting. Upon the exercise of an option prior to vesting, the Company has a right to repurchase the shares purchased upon exercise of the option at the original exercise price; provided, however, that its right to repurchase these shares will lapse in accordance with the vesting schedule included in the optionee's option agreement. In accordance with EITF 00-23, "Issues Related to Accounting for Stock Compensation under APB 25 and FIN 44," restricted stock and stock options granted or modified after March 21, 2002 that are subsequently exercised for cash prior to vesting are treated differently from prior grants and related exercises. The consideration received for restricted stock and for the exercise of an option granted after the effective date of this guidance is considered to be a deposit of the exercise price, and the related dollar amount is recorded as a liability. The shares and liability are then reclassified into equity on a ratable basis as the award vests. Liabilities of approximately $840,000 and $721,000 are reflected in the consolidated balance sheets as of December 31, 2004 and June 30, 2005 (unaudited), respectively, relating to 465,833 and 397,080 shares that were issued and subject to repurchase as of December 31, 2004 and June 30, 2005 (unaudited). Furthermore, these shares are not presented as outstanding on the accompanying consolidated statements of redeemable preferred stock and stockholders' equity and consolidated balance sheets.

Comprehensive Loss

        Comprehensive loss includes all changes in equity (net assets) during a period from non-owner sources, such as unrealized gains and losses on short-term investments. The Company recorded $14,000 of other comprehensive loss during the six months ended June 30, 2005.

Initial Public Offering ("IPO") Preparation Costs

        In 2004, the Company incurred $2,961,000 of costs related to an initial public offering that was originally expected to occur in 2004. In the fourth quarter of 2004, the Company decided to delay its initial public offering until at least 2005, and therefore it expensed these deferred costs in 2004. During the six months ended June 30, 2005, the Company incurred and deferred $753,000 of costs related to the filing of an S-1 Registration on July 13, 2005.

Expenses Related to Going-Private Transaction

        During the eight months ended August 31, 2003, the Company recorded $1,111,000 of expenses related to the going-private transaction. These expenses were primarily comprised of legal and accounting fees incurred in the preparation of the Company's proxy statement and related activities.

Gain on Sale of Assets

        On January 16, 2002, the Company completed the sale of its HighSchoolAlumni.com network to Reunion.com, a private company, for approximately $1,000,000 in cash. In the first quarter of 2002, the Company recorded a gain of $1,114,000 in association with this transaction, which represented the sum of cash received and the net book values of the net liabilities assumed by the buyer.

Segment Information

        The Company has adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes standards for the reporting by business enterprises of information about operating segments, products and services, geographic areas and major customers. The method of determining what information is reported is based on the way that management organizes the operating segments within the Company for making operating decisions and assessing financial performance. The Company's chief operating decision maker is its chief executive officer ("CEO"). The Company measures operating performance and prepares its budgets and forecasts on a single entity basis. It does not measure profitability by site, group, geography or other multiple segment bases. The CEO reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance. Accordingly, the Company has determined that it operates as one business segment. The Company derives substantially all of its revenue from operations in the United States.

Recent Accounting Pronouncements

        In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Exit or Disposal Activities" ("SFAS 146"). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 was effective

January 1, 2003. The Company early adopted the provisions of SFAS 146 during the third quarter of fiscal 2002.

        In December 2004, the FASB issued SFAS 123R, "Share Based Payment," which will require all companies to measure compensation cost for all employee share-based payments at fair value. SFAS 123R eliminates the alternative of using the intrinsic-value method of accounting under APB 25, which was allowed under the original provisions of SFAS 123. Since the Company currently reports share-based compensation using the intrinsic-value method, the adoption of this standard is expected to have a material impact on the Company's consolidated statement of operations as the Company will be required to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards. On April 14, 2005, the Securities and Exchange Commission delayed the effective date, and as such the Company will be required to implement the provisions of SFAS 123R beginning January 1, 2006. Although the Company has not yet determined whether the adoption of SFAS 123R will result in amounts that are similar to the current pro forma disclosures under SFAS 123, the Company is evaluating the requirements under SFAS 123R and expect the adoption to have a significant adverse impact on its consolidated statements of operations and net income (loss) per share.

NOTE 2—MERGER AND ACQUISITION OF COMPANIES

Going-Private Transaction

        On May 2, 2003, IGN and GHAC entered into a definitive Agreement and Plan of Merger (the "Merger Agreement"). Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, GHAC was merged with IGN (the "Merger"), with IGN surviving the Merger as a privately held company (the "going-private transaction"). On August 29, 2003, the going-private transaction was consummated. Given that the Company had insignificant business activity on August 30 and 31, 2003, the Company has used August 31, 2003 as the acquisition date. In connection with the going-private transaction, all outstanding shares of IGN common stock were converted into the right to receive $12.00 per share in cash (without interest) upon surrender and acceptance of the certificates for those shares to the Company's paying agent. Additionally, each IGN stock option and warrant outstanding at the effective time, if vested and exercisable, was converted into the right to receive an amount of cash equal to the excess, if any, of $12.00 over the applicable exercise price per share of common stock subject to the stock option or warrant.

        The Company issued 34,923,565 shares of Series A Preferred, par value $0.01 per share, and 17,000,000 shares of common stock, par value $0.0005 per share, to new and existing investors to finance the going-private transaction. Aggregate proceeds were $34,933,000 (see Notes 8 and 9). The proceeds were used as follows: $29,822,000 for the purchase of outstanding common stock and vested stock options and warrants, $293,000 for acquisition costs and $4,818,000 for working capital purposes. The goodwill created as a result of the going-private transaction is not deductible for income tax purposes.

        The following table summarizes the allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed at the date of the going-private transaction (in thousands):

Cash and cash equivalents	$4,941
Accounts receivable	1,986
Intangible assets	3,199
Goodwill	24,941
Fixed assets	1,005
Other assets	1,225
Accounts payable and accrued liabilities	(7,182)

$30,115

        The estimated fair values of the intangible assets were allocated as follows (in thousands):

Trade names	$893
Customer relationships	2,087
Customer lists	219

Total intangible assets	$3,199

        The amounts allocated to intangible assets were based upon a report from an independent valuation specialist. Trade names were determined to have an indefinite life and thus not to be subject to amortization. Customer relationships and customer lists were each determined to have an economic life of six years and are being amortized over this period using the straight-line method.

        The following unaudited condensed consolidated pro forma financial information reflects results of operations for the year ended December 31, 2002 and eight months ended August 31, 2003, as if the Merger had occurred on January 1, 2002. These condensed consolidated pro forma results have been prepared for comparative purposes only and may not be indicative of future operating results (in thousands):

	Year Ended December 31, 2002	Eight Months Ended August 31, 2003
Revenue	$11,272	$9,119
Operating expenses	22,992	11,525
Loss from operations	(11,651)	(2,393)
Net loss	(16,996)	(4,657)
Basic and diluted net loss per share	$(8.66)	$(2.08)

        The condensed consolidated pro forma financial information excludes approximately $1,111,000 of transaction expenses related to the going-private transaction incurred by the former public company during the eight months ended August 31, 2003.

Merger between IGN and GameSpy Industries, Inc.

        On March 3, 2004, IGN, the Company's wholly-owned subsidiary, IGN Acquisition Corp. ("IGNAC"), and GameSpy Industries, Inc. ("GameSpy") completed an Agreement and Plan of Merger whereby IGNAC was merged with and into GameSpy with GameSpy continuing as a wholly-owned subsidiary of IGN. GameSpy is an Internet media company that includes a network of Internet game community web sites, providing Internet game editorial content and application software products enabling Internet game players to communicate and compete with each other. The merger integration enabled the Company to offer GameSpy's gaming technology to its own unique subscriber base, thereby increasing the Company's value proposition to consumers. The transaction was accounted for under the purchase method of accounting. The total purchase price was approximately $53,259,000, which consisted of $50,630,000 in cash for the purchase of all outstanding common stock and vested options and warrants and $2,629,000 of acquisition costs. The goodwill created as a result of the merger is not deductible for income tax purposes. As of December 31, 2003, the Company transferred $2,500,000 under a letter of intent into an escrow account to secure certain obligations of GameSpy and its major shareholders. Upon closing the transaction on March 3, 2004, a total of $6,460,000 was placed into this escrow account to provide for claims by IGN for GameSpy's non-compliance with representations and warranties in the purchase agreement, if any. The escrow funds have been treated as contingent consideration as of December 31, 2004. $1,000,000 of the escrow was released in June 2005 and settlement of the remaining escrow funds was agreed to in July 2005.

        The following table summarizes the allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed at the date of the merger (in thousands):

Cash and cash equivalents	$4,761
Accounts receivable	2,524
Intangible assets	27,631
Goodwill	17,329
Fixed assets	1,719
Other assets	975
Accounts payable and accrued liabilities	(1,293)
Other liabilities	(387)

$53,259

        The estimated fair values of the intangible assets were allocated as follows (in thousands):

Trade names	$5,604
Customer relationships	7,948
Customer lists	7,323
Purchased technology	6,756

Total intangible assets	$27,631

        The amounts allocated to intangible assets were based upon a report from an independent valuation specialist. Trade names were determined to have an indefinite life and thus not to be subject to amortization. Customer relationships, customer lists and purchased technology were determined to have an economic life of four to eight years and are being amortized over this period using the straight-line method.

Acquisition of Rotten Tomatoes

        On July 13, 2004, IGN, IGN Entertainment Acquisition Corp. ("IGNEAC"), and IncFusion Corporation d.b.a. Rotten Tomatoes ("Rotten Tomatoes") completed a Plan of Merger ("Agreement") whereby IGNEAC merged with and into Rotten Tomatoes upon filing a Certificate of Merger with the California Secretary of State. In accordance with the terms and conditions of the Agreement and the California Corporation Code, IGNEAC ceased to exist and Rotten Tomatoes continued its existence as the surviving corporation, a wholly-owned subsidiary of IGN.

        The transaction was accounted for under the purchase method of accounting. The total purchase price was approximately $7,979,000, which consisted of $2,800,000 paid at closing, notes payable discounted to $4,965,000 and acquisition costs of approximately $214,000. The goodwill created as a result of this transaction is not deductible for income tax purposes.

        The following table summarizes the allocation of the purchase price to the estimated fair values of the assets acquired at the date of the acquisition (in thousands):

Cash and cash equivalents	$255
Accounts receivable	296
Intangible assets	2,003
Goodwill	5,326
Fixed assets	25
Other assets	74

$7,979

        The estimated fair values of the intangible assets were allocated as follows (in thousands):

Trade names	$490
Customer relationships	1,219
Customer lists	130
Purchased technology	164

Total intangible assets	$2,003

        The amounts allocated to intangible assets were based upon a report from an independent valuation specialist. Trade names were determined to have an indefinite life and thus not to be subject to amortization. Customer relationships, customer lists and purchased technology were each determined to have an economic life of two years and are being amortized over this period using the straight-line method.

Pro Forma Financial Information for GameSpy and Rotten Tomatoes

        The following unaudited condensed pro forma financial information reflects results of operations for the four months ended December 31, 2003 and year ended December 31, 2004, as if both the GameSpy and Rotten Tomatoes transactions had occurred on September 1, 2003. These condensed pro forma results have been prepared for comparative purposes only and may not be indicative of future operating results (in thousands):

	Four Months Ended December 31, 2003	Year Ended December 31, 2004
Revenue	$15,279	$46,448
Operating expenses	15,374	56,677
Loss from operations	(95)	(10,229)
Net loss	(4,443)	(21,613)
Basic and diluted net loss per share	$(0.25)	$(1.06)

Acquisition of 3D Gamers, LLC (unaudited)

        On February 4, 2005, IGN and 3D Gamers, LLC ("3D Gamers") completed an Asset Purchase Agreement ("Agreement") whereby IGN acquired the assets of 3D Gamers. 3D Gamers operates an Internet site that delivers gaming news and file downloads while offering authorized video game demos, patches, screenshots and other relevant files for the broadband video game enthusiast community.

        The transaction was accounted for under the purchase method of accounting. The total purchase price was approximately $1,904,000, which consisted of $1,200,000 paid at closing, notes payable discounted to $656,000 and acquisition costs of approximately $48,000. The goodwill created as a result of this transaction is deductible for income tax purposes.

        The following table summarizes the allocation of the purchase price to the estimated fair values of the assets acquired at the date of the acquisition (in thousands):

Intangible assets	$1,164
Goodwill	740

$1,904

        The estimated fair values of the intangible assets were allocated as follows (in thousands):

Trade names	$249
Customer relationships	825
Purchased technology	90

Total intangible assets	$1,164

        The amounts allocated to intangible assets were based upon an internal valuation. Trade names were determined to have an indefinite life and thus not to be subject to amortization. Customer relationships were determined to have an economic life of eight years and are being amortized over this period using the straight-line method. Purchased technology was determined to have an economic life of two years and is being amortized over this period using the straight-line method.

Acquisition of AskMen.com (unaudited)

        On May 27, 2005, the Company's wholly-owned subsidiary, 4293746 Canada Inc., and 3218864 Canada Inc., the holding company of AskMen.com Canada Solutions Inc., ("AskMen.com"), completed a Share Transfer Agreement ("Agreement"), whereby IGN acquired all of the outstanding shares of AskMen.com. AskMen.com is an Internet web site offering information regarding male lifestyle. The acquisition of AskMen.com enabled the Company to increase the total reach of its audience and strengthen its position as a provider of content and community for the 18 to 34 year-old male demographic.

        The transaction was accounted for under the purchase method of accounting. The total purchase price was approximately $11,551,000, which consisted of $8,700,000 paid at closing, acquisition costs of approximately $608,000 and a deferred tax liability of $2,243,000 has been provided for identified foreign non-deductible intangibles. Upon closing the transaction on May 27, 2005, a total of $4,800,000 was placed into an escrow account to provide for claims by IGN for AskMen.com's non-compliance with representations and warranties under the purchase agreement, if any. The escrow funds have been treated as contingent consideration as of June 30, 2005.

        The following table summarizes the allocation of the purchase price to the estimated fair values of the assets acquired at the date of the acquisition (in thousands):

Tangible assets	$732
Intangible assets	5,607
Goodwill	5,212

$11,551

        The estimated fair values of the intangible assets were allocated as follows (in thousands):

Trade names	$1,476
Customer relationships	4,131

Total intangible assets	$5,607

        The amounts allocated to intangible assets were based upon a report from an independent valuation specialist. Trade names were determined to have an indefinite life and are thus not to be subject to amortization. Customer relationships were determined to have economic lives of three to nine years and are being amortized over these periods using the straight-line method.

NOTE 3—FIXED ASSETS, NET

        As of December 31, 2003 and 2004 and June 30, 2005 (unaudited), fixed assets, net consisted of the following (in thousands):

	December 31,		June 30,
	2003	2004	2005
			(Unaudited)
Fixed assets:
Computers and equipment	$804	$3,550	$5,226
Software	315	660	1,847
Furniture and fixtures	468	794	1,195
Leasehold improvements	180	434	625

	1,767	5,438	8,893
Less accumulated depreciation and amortization	(156)	(2,085)	(3,296)

Fixed assets, net	$1,611	$3,353	$5,597

        Depreciation and amortization of fixed assets was $1,711,000, $539,000, $201,000, $1,936,000, $792,000 and $1,211,000 for the year ended December 31, 2002, eight months ended August 31, 2003, four months ended December 31, 2003, year ended December 31, 2004, and six months ended June 30, 2004 and 2005 (unaudited), respectively.

NOTE 4—GOODWILL AND INTANGIBLE ASSETS

        The following table sets forth the carrying value of goodwill as of December 31, 2003 and 2004 and June 30, 2005 (unaudited) (in thousands):

Carrying Value
Balance as of December 31, 2002	$—
Going-private transaction	24,941
Adjustment for tax provision	(664)

Balance as of December 31, 2003	24,277
GameSpy merger	17,329
Rotten Tomatoes acquisition	5,326

Balance as of December 31, 2004	46,932
3D Gamers acquisition	740
AskMen.com acquisition	5,212
GameSpy escrow settlement	333
Post merger/acquisition adjustments	131

Balance as of June 30, 2005 (unaudited)	$53,348

        The following table sets forth the carrying values of intangible assets as of December 31, 2003 and 2004 and June 30, 2005 (unaudited) (in thousands):

	December 31, 2003			December 31, 2004			June 30, 2005
							(Unaudited)
	Gross Carrying Value	Accumulated Amortization	Total	Gross Carrying Value	Accumulated Amortization	Total	Gross Carrying Value	Accumulated Amortization	Total
Amortized intangible assets:
Purchased technology	$—	$—	$—	$6,920	$1,449	$5,471	$7,010	$2,343	$4,667
Customer relationships	2,087	116	1,971	11,254	1,643	9,611	15,148	2,708	12,440
Customer lists	219	12	207	7,688	879	6,809	8,750	1,426	7,324

	2,306	128	2,178	25,862	3,971	21,891	30,908	6,477	24,431
Unamortized intangible assets:
Trademarks and trade names	1,504	—	1,504	7,615	—	7,615	9,339	—	9,339

	$3,810	$128	$3,682	$33,477	$3,971	$29,506	$40,247	$6,477	$33,770

        Amortization of intangible assets, for the year ended December 31, 2002, eight months ended August 31, 2003, four months ended December 31, 2003, year ended December 31, 2004, and six months ended June 30, 2004 and 2005 (unaudited), was approximately $0, $0, $128,000, $3,834,000, $1,450,000 and $2,530,000, respectively. As of December 31, 2004, amortization expense for the next five years with respect to the Company's intangible assets with finite lives was estimated to be as follows: $4,794,000, $4,416,190, $4,020,226, $2,577,298 and $2,167,298.

NOTE 5—ACCRUED LIABILITIES AND OTHER

        Accrued liabilities and other as of December 31, 2003 and 2004 and June 30, 2005 (unaudited) consisted of the following (in thousands):

	December 31,		June 30,
	2003	2004	2005
			(Unaudited)
Accrued liabilities and other:
Accrued compensation	$1,202	$1,794	$1,727
Restricted stock subject to repurchase	—	840	721
Other accrued liabilities	1,081	2,526	2,912

Total accrued liabilities and other	$2,283	$5,160	$5,360

NOTE 6—RESTRUCTURING CHARGES

        In 2002, the Company incurred restructuring charges related primarily to certain excess facilities. These charges included lease buy-out charges for the Company's headquarters facility; the present value of future minimum lease payments, net of estimated sublease income, for excess sales office facilities; the write-off of leasehold improvements in these excess facilities and severance costs for terminated employees. The estimated costs of abandoning the excess facilities; including estimated sublease income, were based primarily upon market information pertaining to lease rates and the Company's incremental borrowing rates. The following table summarizes the activity related to the Company's restructuring accruals (in thousands):

	Sales Office Lease Commitments	Headquarters Facility Lease Buyout	Write-off of Leasehold Improvements	Severance Costs	Total
Balance as of December 31, 2001	$—	$—	$—	$65	$65
2002 restructuring expense	1,292	2,102	3,283	—	6,677
Cash payments	(201)	(518)	—	(65)	(784)
Write-offs	—	(1,584)	(3,283)	—	(4,867)

Balance as of December 31, 2002	1,091	—	—	—	1,091
2003 restructuring expense	67	—	—	—	67
Cash payments	(101)	—	—	—	(101)

Balance as of August 31, 2003	1,057	—	—	—	1,057
2003 restructuring expense	317	—	—	—	317
Cash payments	(10)	—	—	—	(10)

Balance as of December 31, 2003	1,364	—	—	—	1,364
2004 restructuring expense	219	—	—	—	219
Cash payments	(278)	—	—	—	(278)

Balance as of December 31, 2004	1,305	—	—	—	1,305
2005 restructuring expense	113	—	—	—	113
Cash payments	(183)	—	—	—	(183)

Balance as of June 30, 2005 (unaudited)	$1,235	$—	$—	$—	$1,235

        The $1,584,000 write-off during the year ended December 31, 2002 included in the headquarters facility lease buy-out charge related to a forfeited lease deposit.

        Restructuring charges of $67,000, $317,000, $219,000 and $113,000 for the eight months ended August 31, 2003, four months ended December 31, 2003, year ended December 31, 2004 and six months ended June 30, 2005 (unaudited), respectively, were mainly attributable to the accretion of the discounted lease commitments using the interest rate method at a discount rate of 18%, and to the renegotiation in 2003 of a sublease for excess facilities to a lower monthly payment. The remaining accrued restructuring charges of $1,236,000 as of June 30, 2005 relate to lease commitments through 2010. Actual future cash requirements could differ materially from the accrual as of June 30, 2005, particularly if actual sublease income is significantly different from the current estimate.

NOTE 7—DEBT

        The Company had no debt as of December 31, 2003. The following table sets forth long-term debt outstanding and amortization of discounts using the effective interest rate method as of and for the year ended December 31, 2004 and as of and for the six months ended June 30, 2005 (unaudited) (in thousands):

	Carrying Value on Date of Issuance	Amortization of Discount	Carrying Value on December 31, 2004	June 30, 2005 Additions	Amortization of Discount	Carrying Value on June 30, 2005
Senior Debt, due through September 30, 2009:
Face value	$22,500		$22,500	$13,500		$36,000
Less—discount:
Value of senior debt prepayment penalty derivative	(533)	$76	(457)	(135)	$55	(537)

Carrying value	21,967	76	22,043	13,365	55	35,463

Senior Subordinated Notes, due March 3, 2010:
Face value	20,000		20,000	—		20,000
Less—discount:
Value allocated to Series B Preferred	(2,420)	200	(2,220)	—	136	(2,084)
Value of detachable warrants	(1,868)	154	(1,714)	—	105	(1,609)
Value of sub notes prepayment penalty derivative	(381)	31	(350)	—	21	(329)

Total discount	(4,669)	385	(4,284)	—	262	(4,022)

Carrying value	15,331	385	15,716	—		15,978
Rotten Tomatoes Unsecured Notes, due in two annual installments through July 15, 2006:
Face value	6,500		6,500	—		6,500
Less—discount:
Effective rate discount (20%)	(1,535)	497	(1,038)	—	497	(541)

Carrying value	4,965	497	5,462	—	497	5,959
Total debt as of December 31, 2004
3D Gamers, LLC Unsecured Notes, due on February 4, 2006:
Face value				800		800
Less—discount:
Effective rate discount (22%)				(144)	60	(84)

Carrying value				656	60	716

Total debt as of June 30, 2005	$42,263	$958	$43,221	$14,021	$874	$58,116

Less—current portion of long-term debt			(3,024)			(3,966)

Long-term portion			$40,197			$54,150

Senior Debt

        On March 3, 2004, the Company issued senior secured notes ("Senior Debt") to a financial institution in the aggregate amount of $22,500,000 in connection with the Company's merger with GameSpy. All other liabilities of the Company are subordinate to the Senior Debt, and the Senior Debt is collateralized by all of the Company's assets. The Senior Debt bears interest at a rate equal to the three-month LIBOR rate plus the applicable spread per annum (7.5% as of December 31, 2004), payable quarterly in arrears. The Senior Debt is due through September 30, 2009. However, after March 15, 2005, the Company may redeem all or any part of the Senior Debt at a price equal to (1) the unpaid principal balance plus (2) accrued and unpaid interest through the date of redemption plus (3) a premium percentage applied to the amount being redeemed ("Senior prepayment penalty derivative"). The Senior prepayment penalty derivative is discussed further in Note 9.

        In May 2005, the Company raised an additional $13,500,000 ("AskMen Senior Notes") in connection with the Company's acquisition of AskMen.com, from the same financial institution, with terms similar to the Senior Debt described above. The AskMen Senior Notes are due on September 30, 2009. In the event of a change of control or an IPO, the holders of Senior Debt are entitled to receive full payment of the unpaid principal balance plus accrued and unpaid interest and the Senior prepayment penalty derivative. In addition, for fiscal years in which the Company generates positive cash flows from operations, net of cash flows from investing activities ("Excess Cash Flow"), it must offer the holders of Senior Debt up to 75% of the Excess Cash Flow to repay that amount of the principal and accrued interest.

Senior Subordinated Notes

        On March 3, 2004, the Company issued senior subordinated notes ("Sub Notes") to a financial institution in the aggregate amount of $20,000,000 in connection with the Company's merger with GameSpy. All liabilities of the Company other than the Senior Debt are subordinate to the Sub Notes, and the Sub Notes are collateralized by all of the Company's assets. The Sub Notes bear interest at the rate of 12% per annum, payable quarterly in arrears. The Sub Notes are due on March 3, 2010. However, the Company may redeem all or any part of the Sub Notes at any time at a price equal to (1) the unpaid principal balance plus (2) accrued and unpaid interest through the date of redemption plus (3) a premium percentage applied to the amount being redeemed ("Sub prepayment penalty derivative"). The Sub prepayment penalty derivative is discussed further in Note 9.

        In connection with the Sub Notes, the Company issued warrants for the purchase of 1,125,960 shares of Common Stock at an exercise price of $0.0005 per share. The warrants were fully vested on the date of issuance, and their allocated value was recorded to additional paid-in capital on that date. In July 2004, these warrants were exercised on a net exercise basis, resulting in the issuance of 1,125,638 shares of common stock.

        The holder of the Sub Notes is also the holder of all of the Series B Preferred, and these agreements were negotiated concurrently (see Note 8 for further discussion of the Series B Preferred). As a result, in accordance with Accounting Principles Board No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants" ("APB 14"), the Company allocated the $30,000,000 of total proceeds from the issuance of these instruments to the individual securities and certain embedded features based upon their relative fair values. The fair values of the individual instruments and embedded features were determined by an independent appraisal and resulted in the following allocation of value (in thousands):

	Date of Issuance (March 3, 2004)
	Gross Fair Value	Allocated Fair Value
Sub Notes	$19,558	$15,331
Detachable warrants	2,370	1,868
Series B Preferred	15,763	12,256
Prepayment penalty derivative—Sub Notes	381	381
Prepayment penalty derivative—Series B Preferred	164	164

Total	$38,236	$30,000

Financial Covenants

        The Senior Debt and Sub Notes require that the Company maintain certain covenants, including financial covenants that require minimum EBITDA, interest ratios and leverage ratios. As of December 31, 2004, the Company was not in compliance with the interest coverage ratio covenant of the Senior Debt. The Company has received a waiver for its non-compliance from the Senior Debt holder, and the Senior Debt and Sub Notes have been amended to adjust the interest coverage ratios in future periods to amounts that allow for the Company's anticipated levels of total interest expense. In addition, both agreements have been amended to remove the write-off of the IPO preparation costs from the calculation of EBITDA and related covenant calculations. If the Company is not in compliance with any of these covenants in the future and does not receive a waiver for its non-compliance, the holders of the Senior Debt and the Sub Notes would have the ability to demand immediate payment of all amounts outstanding.

Debt Issuance Costs

        In connection with the issuance of the Senior Debt and Sub Notes, the Company incurred approximately $2,870,000 in debt issuance costs, which are classified as other assets in the accompanying balance sheet. Amortization of debt issuance costs using the effective interest method during the year ended December 31, 2004 and six months ended June 30, 2005 (unaudited) was approximately $332,000 and $230,000, respectively, and is included in interest expense in the accompanying consolidated statement of operations.

Rotten Tomatoes Unsecured Notes

        In July 2004, the Company completed its acquisition of Rotten Tomatoes (see Note 2). As part of this acquisition, the selling shareholders financed on a non-interest bearing basis a portion of the purchase price totaling $6,500,000 with no interest on future payments, as follows (in thousands):

July 15, 2005	$3,250
July 15, 2006	3,250

$6,500

        This obligation is unsecured and is subordinate to all other debt and preferred stock outstanding. The Company recorded this obligation at its present value of $4,965,000 using a discount rate of 20%, and is amortizing the discount to interest expense using the effective interest rate method.

NOTE 8—PREFERRED STOCK

        Under its Amended and Restated Certificate of Incorporation, the Company is authorized to issue up to 40,000,000 shares of preferred stock. As of December 31, 2004, the Company had designated and issued 39,922,957 of Series A Preferred and 56,298 shares Series B Preferred. There were 20,745 shares of authorized and undesignated preferred stock as of that date.

Series A Redeemable Preferred Stock

        In August 2003, the Company issued 34,923,565 shares of Series A Preferred and 17,000,000 shares of common stock in connection with the going-private transaction for total consideration of $34,933,000 (see Note 2). In March 2004, the Company issued 4,999,392 shares of Series A Preferred and 1,216,620 shares of common stock in connection with the GameSpy merger for total consideration of $5,000,000.

        The total proceeds from each of these rounds of Series A Preferred were allocated to the preferred stock and common stock issued in accordance with the provisions of APB 14. The fair values of the equity instruments were determined by independent appraisals performed as of the dates of issuance, and resulted in the following allocations of value (in thousands):

	Gross Fair Value			Allocated Fair Value
	Series A Preferred	Common Stock	Total	Series A Preferred	Common Stock	Total
August 2003 issuance	$24,446	$10,487	$34,933	$24,446	$10,487	$34,933
Issuance costs				(205)	(90)	(295)

Allocated fair value				$24,241	$10,397	$34,638

March 2004 issuance	$4,250	$2,555	$6,805	$3,123	$1,877	$5,000
Issuance costs				(89)	(54)	(143)

Allocated fair value				$3,034	$1,823	$4,857

  Series A Preferred Dividends and Mandatory Redemption

        Holders of Series A Preferred are entitled to receive, when and if declared by the Board of Directors, prior to the payment of any dividends on the common stock or any other class or series of capital stock ranking with respect to the payment of dividends junior to the Series A Preferred, dividends at a rate of 6% per annum from the date of issuance. These dividends are cumulative and are compounded annually, whether or not they are declared by the Board of Directors.

        The Series A Preferred is subject to mandatory redemption, at the option of the holders, on March 3, 2011 or upon the closing of an IPO. The redemption value is equal to the aggregate face value of the Series A Preferred of approximately $39,933,000 plus all accumulated but unpaid dividends. Accordingly, the carrying value of the Series A Preferred is being accreted using the effective interest rate method to the redemption value, including all cumulative unpaid dividends, through this date. The following table summarizes the accretion of Series A Preferred through December 31, 2004 and June 30, 2005 (unaudited) (in thousands):

		Accretion
	Carrying Value on Date of Issuance	6% Dividend	Discount from Face Value	Total Accretion	Ending Carrying Value
August 2003 issuance	$24,241	$—	$—	$—	$24,241
2003 accretion	—	698	436	1,134	1,134

Balance as of December 31, 2003	24,241	698	436	1,134	25,375
March 2004 issuance	3,034	—	—	—	3,034
2004 accretion	—	2,399	915	3,314	3,314

Balance as of December 31, 2004	27,275	3,097	1,351	4,448	31,723
2005 accretion	—	1,278	495	1,773	1,773

Balance as of June 30, 2005 (unaudited)	$27,275	$4,375	$1,846	$6,221	$33,496

        Due to the mandatory redemption provisions of the Series A Preferred that are outside of the control of the Company, it is classified outside of permanent equity as required by EITF Topic D-98 ("EITF D-98"), "Classification and Measurement of Redeemable Securities."

  Liquidation Preference

        See discussion in Series B Preferred Stock section of this note.

  Conversion and Voting Rights

        Series A Preferred is not convertible and its holders do not have any voting rights.

Series B Redeemable Preferred Stock

        The Series B Preferred holder is also the holder of the Sub Notes, and these agreements were negotiated concurrently. Accordingly, the Company allocated the proceeds from these two issuances to the underlying instruments based upon their relative fair values. See Note 7.

  Series B Preferred Dividends and Mandatory Distribution

        The Series B Preferred holder is entitled to receive, when and if declared by the Board of Directors, prior to the payment of any dividends on the Series A Preferred, common stock or any other class or series of capital stock ranking with respect to the payment of dividends junior to the Series B Preferred, dividends at a rate of 13.5% per annum from the date of issuance. These dividends are cumulative and are compounded quarterly, whether or not they are declared by the Board of Directors. In addition, the Series B Preferred has participation rights in common stock dividends, if declared.

        The Series B Preferred holder has a mandatory distribution right, which entitles it to require the Company to pay in cash an amount equal to its mandatory distribution amount on March 3, 2010 or upon the closing of an IPO. The mandatory distribution amount is equal to the aggregate face value of the Series B Preferred of $10,000,000, plus all accumulated but unpaid dividends and a prepayment penalty applied to the foregoing. Upon payment of the mandatory distribution amount, dividends cease accruing. Exercise of the mandatory distribution right only results in the payment of the mandatory distribution amount, and it does not require the redemption of the Series B Preferred shares. After mandatory distribution occurs, the Series B Preferred holder retains its Series B Preferred shares with full rights to all other redemption proceeds and conversion discussed below.

  Series B Preferred Redemption

        Upon any election by the Series A Preferred holders to have the Company redeem the Series A Preferred, the Series B Preferred is automatically and concurrently redeemed. In addition, the Company can elect to redeem the Series B Preferred, subject to the approval of the Series A Preferred holders, at any time after repayment in full of the Sub Notes and payment in full of the Series B Preferred mandatory distribution amount. The Series B Preferred holder does not have the unilateral right to force the Company to redeem its shares.

        Upon redemption, the Series B Preferred holder will receive its mandatory distribution amount as of the redemption date, plus the following (in total the "Series B Redemption Amount"):

  (i)
  an amount equal to approximately 10.5% of the redemption amount paid to Series A holders, which was approximately $4,500,000 as of December 31, 2004 (the "Series A Participation Amount"); and

  (ii)
  the 1,125,960 shares of common stock into which the Series B Preferred shares are convertible ($1,868,000 as of March 3, 2004).

  Series B Preferred Carrying Value

        The carrying value of the Series B Preferred is being accreted using the effective interest rate method to the Series B Redemption Amount through the mandatory distribution date of

March 3, 2010. The following table summarizes the accretion of the Series B Preferred through December 31, 2004 and June 30, 2005 (unaudited) (in thousands):

		Accretion
	Carrying Value Date of Issuance	13.5% Dividend	Other Accretion	Total Accretion	Ending Carrying Value
Fair value on date of issuance, net of issuance costs of $648	$11,608	$—	$—	$—	$11,608
2004 accretion	—	1,161	324	1,485	1,485

Balance as of December 31, 2004	11,608	1,161	324	1,485	13,093
2005 accretion	—	766	277	1,043	1,043

Balance as of June 30, 2005	$11,608	$1,927	$601	$2,528	$14,136

        "Other Accretion" included in the table above includes amounts related to the accretion of the Series A Participation Amount and the common stock issuable upon Series B Preferred redemption.

        Due to the mandatory distribution provisions of the Series B Preferred, it is classified outside of permanent equity as required by EITF D-98.

  Series B Preferred Conversion

        Separate from the automatic conversion of Series B Preferred that occurs upon redemption of the shares, the Series B Preferred holder has the right to convert the Series B Preferred into 1,125,960 shares of common stock at any time. However, an election to convert the Series B Preferred shares prior to the mandatory distribution date results in the forfeiture of the Series B Preferred mandatory distribution amount and the Series A Participation Amount, and an election to convert after the mandatory distribution date results in the forfeiture of the Series A Participation Amount.

        The Company has accounted for the Series B Preferred conversion feature in accordance with EITF No. 98-5 ("EITF 98-5"), "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios," as interpreted by EITF No. 00-27 ("EITF 00-27"), "Application of Issue 98-5 to Certain Convertible Instruments," and has determined that there was no intrinsic value to the embedded conversion feature on the commitment date.

  Series B Preferred Voting Rights

        The Series B Preferred does not have any voting rights. However, the Series B Preferred holder has certain Board of Directors observation rights.

  Series A Preferred and Series B Preferred Liquidation Preferences

        Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the Series B Preferred holder is entitled to receive an amount of cash, before any amount is paid to the holders of Series A Preferred or common stock, equal to (1) the original Series B Preferred face value of $10,000,000 plus (2) all accumulated but unpaid dividends plus (3) a premium percentage based upon the amount distributed ("Series B prepayment penalty derivative"—see further discussion in Note 9).

        No liquidation preference is paid to the Series A Preferred holders until the Series B Preferred holder has been paid its liquidation preference amount in full. After payment of the Series B Preferred liquidation preference amount, the Series A Preferred holders are paid their liquidation preference amount and the Series B Preferred holder is paid its Series A Participation Amount. If the amounts available for distribution are not sufficient to pay the the full amount, then all assets of the Company legally available for distribution will be distributed to the Series A Preferred holders and Series B Preferred holder on a proportionate basis.

        Upon full payment of the Series A Preferred and Series B Preferred liquidation preference amounts and the Series A Participation Amount, the Series B Preferred participates with the holders of common stock on an "as if converted" basis in any remaining distributions.

NOTE 9—DERIVATIVES

        The Senior Debt, Sub Notes and Series B Preferred each contain prepayment penalty provisions that require the payment of additional consideration for any liquidation or redemption of these instruments prior to their respective maturity dates.

        The Company has accounted for these provisions as derivatives in accordance with SFAS No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." The Company has recorded these derivatives at fair value in deferred rent and other liabilities on the accompanying consolidated balance sheets. The fair values on date of issuance were determined based upon independent valuations of the derivatives. Changes in the fair values of these derivatives relate primarily to changes in the applicable prepayment rate under the terms of the agreements and the probability of a liquidation event, and are recorded to other income (expense) in the accompanying consolidated statements of operations as they do not meet the criteria for a cash flow hedge as defined in SFAS 133. The following table summarizes the fair values and changes in fair values for these derivatives as of and for the year ended December 31, 2004 and as of and for the six months ended June 30, 2005 (unaudited) (in thousands):

	Fair Value on March 3, 2004	Change in Fair Value	Fair Value on December 31, 2004	Change in Fair Value	Fair Value on June 30, 2005(1)
Senior Debt derivative	$533	$63	$596	$214	$810
Sub Notes derivative	381	(22)	359	41	400
Series B Preferred derivative	164	15	179	21	200

Total	$1,078	$56	$1,134	$276	$1,410

(1)
The senior secured notes derivative includes an addition of $135,000 in derivatives allocated as part of the additional notes secured for the AskMen.com acquisition.

NOTE 10—COMMON STOCK AND STOCK INCENTIVE PLANS

Predecessor Company

  Common Stock

        In June 2002, the Company issued and sold to institutional investors 285,715 shares of common stock at a price of $7.00 per share and warrants to purchase up to 85,715 shares of common stock with an exercise price of $9.00 per share and a term of five years. In connection with this sale, the Company raised gross proceeds of approximately $2,000,000, incurred approximately $260,000 of cash-based issuance costs, and issued a warrant to purchase up to 6,500 shares of common stock, with an exercise price of $10.00 per share and a term of five years, to a placement agent for its services in the private placement.

  Warrants

        In connection with the private placement offering in June 2002, wherein the Company issued and sold to institutional investors 285,715 shares of common stock at a price of $7.00 per share, the Company also issued warrants to purchase up to 85,715 shares of common stock with an exercise price of $9.00 per share and a term of five years. Additionally, in lieu of certain issuance costs, the Company issued a warrant to purchase up to 6,500 shares of common stock, with an exercise price of $10.00 per share and a term of five years, to a placement agent for its services in the private placement. In accordance with SFAS 123, the Company valued the warrant to purchase 6,500 shares of common stock, using the Black-Scholes option pricing model, at $4.01 per common share. The following assumptions were used in the option pricing model: common stock price of $7.00, option term of 3 years, risk free rate of interest of 5%, 100% volatility and a dividend yield of 0%. The Company recorded the value of the warrant (approximately $26,000) as a reduction of the private placement proceeds.

  Notes Receivable from Stockholders

        In October 1999, the Company loaned $333,000 to the Company's then Chief Financial Officer ("CFO"), secured by a full recourse promissory note and stock pledge agreement, in connection with his purchase of 100,000 shares of Series B-1 preferred stock at $6.33 per share. The note accrued interest at 5.86%, payable annually, and was due and payable on October 20, 2003. Under the terms of the promissory note, principal of $6,938 per month and interest were to be forgiven monthly so long as the CFO's employment continued with IGN. When the CFO resigned from IGN on December 31, 2002, a balance of $70,000 remained on the note. He repaid this amount in full in March 2003.

        In November 1999, the Company loaned an aggregate of $600,000 to the CFO, secured by a full recourse promissory note and a stock pledge agreement, in connection with the exercise of options for 19,445 shares of common stock at $36.00 per share. The note accrued interest at 6.08%, generally was payable annually, and matured on November 20, 2003. In January 2001, the promissory note was effectively offset by a repurchase of 16,667 shares of common stock.

  1999 and 2000 Equity Incentive Plans

        In February 1999, the Company's Board of Directors approved the 1999 Equity Incentive Plan (the "1999 Plan"). The 1999 Plan provided for option grants at an exercise price not less than 85% of the fair market value of the stock subject to the option on the date the option was granted. The options were generally required to vest at a rate of at least 20% per year from the date the option was granted. However, in the case of options granted to officers, directors or consultants, the options were allowed to vest at any time established by the Company. All options under the 1999 Plan expired ten years after their grant. The 1999 Plan also provided for restricted stock awards. The purchase price of restricted stock under these awards could not be less than 85% of the fair market value of the stock on the date the award was made or at the time the purchase was consummated.

        In February 2000, the Company's Board of Directors adopted the 2000 Equity Incentive Plan (the "2000 Plan"). The 2000 Plan was substantially similar to the 1999 Plan. In addition, each January 1, beginning in 2001, the aggregate number of shares reserved for issuance under this plan increased automatically by a number of shares equal to 5% of the outstanding shares of capital stock on December 31 of the preceding year. In March 2000, the 2000 Plan became effective. No further grants were made under the 1999 Plan subsequent to the effective date of the 2000 Plan; all authorized shares not issued under the 1999 Plan were transferred to the 2000 Plan. In January 2002 and 2003, 90,203 and 109,146 shares, respectively, were added to the 2000 Plan under its annual evergreen provision.

        Aggregate activity under the 1999 and 2000 Plans is summarized as follows:

	Options Outstanding
	Number of Shares	Price per Share			Weighted Average Exercise Price
Balance as of December 31, 2001	609,052	$0.84	—	$198.00	$23.06
Options granted	192,084	4.56	—	12.12	5.30
Options canceled	(161,726)	0.84	—	198.00	23.81
Options exercised	(44,981)	0.84	—	9.00	2.21

Balance as of December 31, 2002	594,429	$0.84	—	$198.00	$18.69
Options granted	18,400	6.00	—	6.69	6.59
Options canceled	(88,122)	0.84	—	198.00	15.94
Options exercised	(61,621)	0.84	—	9.00	1.34
Options terminated	(463,086)	0.84	—	198.00	21.04

Balance as of August 31, 2003	—

        In connection with the going-private transaction, in August 2003, the Company terminated the 1999 and 2000 Plans and the outstanding options to purchase 463,086 shares of common stock under these plans were terminated.

  2000 Employee Stock Purchase Plan

        In February 2000, the Company's Board of Directors adopted the 2000 Employee Stock Purchase Plan (the "ESPP") and reserved 27,778 shares of common stock under this plan. The ESPP became effective on the first business day on which price quotations for IGN common stock were available on the Nasdaq National Market, March 21, 2000. On January 1, 2001, 2002 and 2003, the aggregate number of shares reserved for issuance under the ESPP was increased automatically by a number of shares equal to 1% of the outstanding shares on December 31 of the preceding year. In January 2002 and 2003, 18,041 and 21,829 shares, respectively, were added to the ESPP under the Company's annual evergreen provision. On October 23, 2002, the Company registered an additional 100,000 shares to be reserved for issuance under the ESPP. The aggregate number of shares reserved for issuance under the ESPP was not to exceed 277,778 shares.

        In 2002 and 2003, a total of 60,112 and 38,490 shares, respectively, of common stock were purchased under the ESPP.

        The ESPP was terminated upon completion of the going-private transaction, and thus no shares remained available for issuance under the ESPP as of December 31, 2003.

  Other Employee Stock Issuances

        In addition to the Company's 1999 and 2000 Plans, the Company issued shares of common stock and option grants to founders and employees. Certain of these shares were sold pursuant to restricted stock purchase or option agreements containing provisions that gave the Company the right to repurchase a certain number of shares as established by the Board of Directors. As of December 31, 2003, no options granted outside of the 1999 and 2000 plans remained outstanding.

  Treasury Stock

        In December 2000, the Company's Board of Directors authorized a stock repurchase program under which the Company was authorized to repurchase up to 277,778 shares of the Company's common stock in the open market for cash. As of December 31, 2002, the Company had repurchased an aggregate of 270,501 shares at an average per share purchase price of $4.35. The stock repurchase program was terminated upon completion of the going-private transaction and all treasury shares were retired.

Successor Company

  Common Stock

        On August 31, 2003, the Company issued 17,000,000 shares of common stock and 34,923,565 shares of Series A Preferred in connection with the going-private transaction (see Note 8). On March 3, 2004, in connection with the merger with GameSpy, the Company issued an additional 1,216,120 shares of common stock and 4,999,392 shares of Series A Preferred (see Note 8).

        In April 2004, the Company amended its Certificate of Incorporation, to provide for a twenty-for-one split of common stock from 1,400,000 shares (amount as amended in March 2004) to 28,000,000 shares. All shares of common stock, options to purchase shares of common stock, and per share amounts in the successor company consolidated financial statements and notes thereto have been adjusted to retroactively reflect this split effective April 16, 2004.

  Restricted Stock Grants to Founders

        In August 2003, the Company's Board of Directors approved the grant of 2,020,000 and 476,000 shares of restricted common stock to two of the Company's executive officers. Of the 2,496,000 shares of restricted common stock awarded, 496,000 vested immediately with the remainder vesting annually over a four-year period. The Company recorded deferred stock-based compensation of $1,746,000, which represented the intrinsic value of the restricted stock equal to the excess of its deemed fair value over its purchase price in accordance with APB 25. Unvested shares were subject to a right of repurchase upon termination of employment.

        In June 2004, the Company repurchased the 2,000,000 shares of unvested restricted stock at the original issuance price of $0.0005 per share. The Board of Directors approved a grant in June 2004 to the same two executive officers of options to purchase 2,080,000 and 520,000 shares of common stock at an exercise price of $1.75 per share and options to purchase 400,000 and 100,000 shares of common stock at an exercise price of $15.00 per share. The Company recorded deferred stock-based compensation for the new grants of $11,841,795 in accordance with APB 25. This amount included $791,795 of unamortized deferred stock-based compensation from the original grants.

  Warrants

        In March 2004, in connection with the issuance of the Sub Notes, the Company issued detachable warrants for the purchase of 1,125,960 of common shares at an exercise price $0.0005 per share (see Note 7). The warrants were exercised in July 2004.

  2003 Stock Option and Grant Plan

        In May 2003, the Company's Board of Directors approved the 2003 Stock Option and Grant Plan (the "2003 Plan"). The 2003 Plan provides for stock option grants at an exercise price no less than 85% of the fair market value of the common stock subject to the option on the date of grant, or 100% in the case of incentive stock options and 110% for owners of 10% or more of IGN's common stock. Options under the 2003 Plan expire ten years after their grant, or five years in the case of stock options granted to owners of 10% or more of IGN's common stock. The 2003 Plan also provides for restricted stock awards. The purchase price of restricted stock under these awards may not be less than 85% of the fair market value of the stock on the date of the award for owners of 10% or less of IGN common stock and may not be less than 100% of the fair market value of the stock on the date of the award for owners of greater than 10% of IGN common stock. Full payment of the purchase price must be received within 30 days of the grant.

        Options become vested and exercisable at such times and under such conditions as are determined by the Board of Directors. Options, or shares issued upon exercise of options, generally vest over four years, with 25% vesting at the end of the first year and the balance vesting monthly over the remaining period.

		Restricted Stock Subject to Repurchase		Stock Options Outstanding		Stock Options Vested
	Available for Grant	Shares	Weighted Average Purchase Price	Shares	Weighted Average Exercise Price	Vested	Weighted Average Exercise Price
Balance as of August 31, 2003	3,000,000
Grants	(2,936,000)	2,496,000	$0.0005	440,000	$0.0005	—	—
Exercises	—	—		—
Vesting of restricted stock	—	(496,000)	0.0005	—

Balance as of December 31, 2003	64,000	2,000,000	0.0005	440,000	0.0005	—	—
Authorized	3,001,000
Grants	(5,155,000)	350,000	1.75	4,805,000	4.04
Cancellations and repurchases	2,201,190	(2,154,190)	0.10	(47,000)	5.50
Exercises	—	790,000	0.78	(790,000)	0.78
Vesting of restricted stock	—	(243,727)	0.73	—

Balance as of December 31, 2004	111,190	742,083	1.13	4,408,000	4.20	1,197,917	$2.40

Authorized	1,000,000
Grants	(292,000)	—		292,000	10.57
Cancellations and repurchases	85,500	—		(85,500)	5.70
Vesting of restricted stock	—	(148,251)	0.88	—

Balance as of June 30, 2005 (unaudited)	904,690	593,832	1.19	4,614,500	4.58	1,616,250	3.13

        The consolidated statement of redeemable preferred stock and stockholders' equity reflects issuances of common stock equal to the number of shares of restricted stock that vested during the period. These are referred to as restricted stock related to awards early exercised. In addition, certain unvested shares of restricted stock have a de minimis purchase price of $0.0005 per share, and therefore they are reflected as issued in the consolidated statement of redeemable preferred stock and stockholders' equity on the grant date. The following table summarizes the total vesting of restricted stock subject to repurchase:

	Four Months Ended December 31, 2003	Year Ended December 31, 2004	Six Months Ended June 30, 2005
			(Unaudited)
Restricted stock related to awards early exercised	—	115,417	74,160
Restricted stock with de minimis purchase prices	496,000	128,310	74,091

	496,000	243,727	148,251

        The following tables summarize information regarding options vested and outstanding as of December 31, 2004 under the 2003 Plan:

Exercise Price	Options Vested	Options Outstanding	Weighted Average Remaining Contractual Life (Years)
$ 1.75	1,007,917	2,790,000	9.5
5.50	2,500	1,118,000	9.7
15.00	83,333	500,000	9.5

	1,093,750	4,408,000

NOTE 11—PROVISION FOR INCOME TAXES

        The provision for income taxes is comprised of the following (in thousands):

	Predecessor Company		Successor Company
	Year Ended December 31, 2002	Eight Months Ended August 31, 2003	Four Months Ended December 31, 2003	Year Ended December 31, 2004
	(Restated)		(Restated)
Current:
Federal	$—	$—	$—	$—
State	—	—	—	20

Total current	—	—	—	20

Deferred:
Federal	—	—	—	—
State	—	—	—	—

Total deferred	—	—	—	—

Charge in lieu of tax provision	—	—	664	—

Provision for income taxes	$—	$—	$664	$20

        In the four months ended December 31, 2003, the Company utilized available net operating loss carryforwards of the predecessor company to offset taxable income. The Company recorded the benefit from these net operating loss carryforwards as a reduction to goodwill from the going-private transaction, and as a result the Company recorded a charge in lieu of tax provision of $664,000.

        The difference between the provision for income taxes and the amount computed by applying the Federal income tax rate of 34% consisted of the following (in thousands):

	Predecessor Company		Successor Company
	Year Ended December 31, 2002	Eight Months Ended August 31, 2003	Four Months Ended December 31, 2003	Year Ended December 31, 2004
Expected tax provision (benefit) at Federal statutory rate	$(3,830)	$(1,104)	$289	$(4,803)
State taxes, net of Federal benefit	—	—	—	20
Stock-based compensation expense	292	(107)	218	3,017
Merger and IPO preparation costs	—	377	12	348
Sale of subsidiary stock	310	—	—	—
Change in valuation allowance	3,190	808	126	1,357
Other non-deductible expenses	38	26	19	81

Provision for income taxes	$—	$—	$664	$20

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying values of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities were as follows (in thousands):

	December 31,
	2003	2004
Deferred tax assets:
Accruals and reserves	$750	$2,686
Fixed assets	361	—
Other	42	419
Net operating loss and tax credit carryforwards	13,767	15,801

Total deferred tax assets	14,920	18,906
Valuation allowance	(13,690)	(7,432)

Net deferred tax assets	1,230	11,474
Intangible assets	(1,230)	(10,748)
Fixed assets	—	(726)

Total deferred tax liabilities	(1,230)	(11,474)

Net deferred tax assets (liabilities):	$—	$—

        Based on the available objective evidence, management believes it is more likely than not that its total deferred tax assets will not be realized, and accordingly the Company has established a valuation allowance for the full amount of its net deferred tax assets. This conclusion is based primarily upon the Company's history of operating losses. Approximately $5,861,000 of the valuation allowance for deferred tax assets related to various acquisitions, for which the benefits, if subsequently recognized, will reduce goodwill and other intangible assets related to the acquisition.

        The Company has net operating loss carryforwards for Federal and California income tax purposes of approximately $41,000,000 and $42,000,000, respectively, available to reduce future income subject to income taxes. The Federal net operating loss carryforwards expire from 2019 through 2023 if not utilized. The California net operating loss carryforwards expired beginning in 2004 if not utilized. The Company had research credit carryforwards for Federal income tax purposes of $167,000 as of December 31, 2004. The research credit carryforwards will expire beginning in 2019, if not utilized. The Company also had alternative minimum tax credit carryforwards for Federal income tax purposes of $25,000, which may be carried forward indefinitely. Federal and California tax laws impose substantial restrictions on the utilization of net operating loss and tax credit carryforwards in the event of an "ownership change" for tax purposes, as defined in Section 382 of the Internal Revenue Code. We believe we experienced in August 2003 an ownership change, as defined in Internal Revenue Code Section 382. As a result, the ability to realize the potential benefit in the future of tax losses and tax credits that existed at the time of the ownership change has been significantly reduced. Our deferred tax asset and related valuation allowance has been reduced as a result. We have not finished our 382 study. The net operating loss and tax credit carryforwards included in our gross deferred tax asset reflect our best estimate of the potential future benefit of these items available to us. Our future tax liabilities depend in part on our ability to use tax losses and tax credits that we have generated. Therefore any change to our ability to use these losses and credits could significantly change our future tax liabilities.

NOTE 12—COMMITMENTS AND CONTINGENCIES

Letters of Credit

        In fiscal year 2001, the Company established an irrevocable standby letter of credit in favor of the landlord of its New York facility. This irrevocable letter of credit is collateralized by a certificate of deposit maintained at the granting financial institution. As of December 31, 2004 and June 30, 2005 (unaudited), a letter of credit for $712,000 was outstanding; however, no amounts had been drawn against the letter. This letter of credit renews annually in September.

Operating Leases

        The Company's headquarters facility in Brisbane, California is under a lease commitment through December 2009. As of December 31, 2004, the Company also leased sales and support offices in California and New York under leases with remaining terms of less than one year.

        In addition to the facilities mentioned above, the Company has lease commitments for excess facilities in Connecticut and New York through June 2005 and August 2010, respectively. These excess facilities have been accounted for under the Company's current restructuring program (see Note 6). With respect to the Company's excess New York facility, in July 2002 the Company entered into a sublease agreement with a term through July 2004. In

2003, this term was extended to July 2007. The following table summarizes the Company's future minimum lease payments as of June 30, 2005 under all non-cancelable operating leases, which expire at various times through 2010, and future sublease income under a non-cancelable sublease (in thousands):

	Occupied Facilities	Excess Facilities	Total
Year ending December 31:
2005	$623	$353	$976
2006	1,379	688	2,067
2007	1,713	688	2,401
2008	1,758	688	2,446
2009	1,834	688	2,522
Thereafter	44	459	503

	7,351	3,564	10,915
Less: contracted future sublease income	(155)	(980)	(1,135)

Net minimum payments	$7,196	$2,584	$9,780

        The Company recorded rent expense of approximately $1,214,000, $402,000, $233,000, $1,114,000, $485,000 and $800,000 during the year ended December 31, 2002, eight months ended August 31, 2003, four months ended December 31, 2003, year ended December 31, 2004 and six months ended June 30, 2004 and 2005 (unaudited), respectively.

Litigation

        From time to time, the Company is involved in various legal actions arising in the ordinary course of business. Management is currently not able to predict the outcome of these cases. However, management believes that the likely resolution with respect to these actions will not have a material adverse affect on the Company's financial position or results of operations. As of December 31, 2003 and 2004 and June 30, 2005, the Company believed that it has adequately provided for any potential liabilities that may result from resolution of these cases.

Warranty Obligations and Other Guarantees

        Certain of the Company's sales contracts include provisions under which customers would be indemnified by the Company in the event, among other things, of a third-party claim against the customer for intellectual property rights infringement related to the Company's products and services. The Company has accrued no amounts in relation to these provisions as no such claims have been made and the Company believes it has valid, enforceable rights to the intellectual property embedded in its products and services.

NOTE 13—401(K) PLAN

        The Company has a 401(k) and Profit Sharing Plan (the "Plan") for all employees except part-time employees. There is no age or eligibility requirement. The Company is permitted to make a discretionary contribution to the Plan each year. The Company made no contributions under the Plan for the year ended December 31, 2002, eight months ended August 31, 2003, four months ended December 31, 2003, year ended December 31, 2004 or six months ended June 30, 2004 and 2005 (unaudited).

NOTE 14—RELATED PARTY TRANSACTIONS

        On August 28, 2003, GHAC loaned $1,010,010 to Mark Jung, Chief Executive Officer and former President, which was used by Mr. Jung to purchase 2,506,660 shares of the Company's common stock and 999,757 shares of Series A Preferred in connection with the Merger between IGN and GHAC (see Note 2), at an interest rate of 4.00% per year. This loan was secured by Series A Preferred, common stock and any other property held by Mr. Jung and evidenced by a promissory note. Upon the consummation of the Merger, on August 29, 2003, Mr. Jung paid all amounts owing under the promissory note, at which point all obligations under the promissory note terminated.

        On August 28, 2003, GHAC loaned $6,665,395 to Christopher Anderson, a member of the Board of Directors, which was used by Mr. Anderson to purchase 3,243,780 shares of the Company's common stock and 6,663,773 shares of Series A Preferred in connection with the Merger between IGN and GHAC, at an interest rate of 4.00% per year. This loan was secured by Series A Preferred, common stock and any other property held by Mr. Anderson and evidenced by a promissory note. Upon the consummation of the Merger, on August 29, 2003, Mr. Anderson paid all amounts owing under the promissory note, at which point all obligations under the promissory note terminated.

        In March 2004, in connection with the Company's acquisition of GameSpy, the Company sold 143,118 shares of Series A Preferred and 34,820 shares of common stock to Mr. Jung for an aggregate purchase price of $143,135.

        In March 2004, in connection with the Company's acquisition of GameSpy, the Company sold 953,935 shares of Series A Preferred and 232,140 shares of common stock to Mr. Anderson for an aggregate purchase price of $954,051.

        In March 2004, in connection with the Company's acquisition of GameSpy, the Company sold 42,935 shares of Series A Preferred and 10,440 shares of common stock to Kenneth Keller, Executive Vice President, Engineering and Chief Technical Officer, for an aggregate purchase price of $42,940.

        The Company paid service fees of $1,225,000 in 2004 to Great Hill Equity Partners II Limited Partnership and Great Hill Affiliate Partners II Limited Partnership, which together beneficially own approximately 43% of the Company's common stock, for services provided in connection with its acquisition of GameSpy and the related financings.

        In 1999, the Company loaned its former CFO approximately $933,000 in connection with certain stock purchases. See Note 10.

NOTE 15—SUBSEQUENT EVENTS

        On July 7, 2005, the Company's Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of common stock in connection with a proposed initial public offering.

        Assuming the registration statement becomes effective with the SEC as of September 30, 2005, the Company expects to redeem all shares of Series A Preferred, including payment of accrued and unpaid dividends, and all shares of Series B Preferred, including the Series A Participation Amount, in the amount of $49.6 million. Upon redemption of the Series B Preferred, the Company will also issue 1,125,960 shares of common stock. The Company also expects to pay a $12.3 million mandatory distribution on all outstanding shares of Series B Preferred including payment of accrued and unpaid dividends. The Company will record approximately $15.0 million of aggregate accretion of Series A Preferred and Series B Preferred to increase the carrying value of these instruments to their redemption value as of September 30, 2005.

        In addition, the Company expects to repay the Senior Debt, Sub Notes, and the $13.5 million of senior debt issued in the AskMen.com acquisition, including payment of accrued and unpaid interest for an aggregate amount of $59.1 million. The Company expects to write-off approximately $1.8 million of unamortized debt issuance costs related to this repayment.

        In connection with the redemption of Series B Preferred and the early payment of the Senior Debt and Sub Notes, the Company will pay prepayment penalties totaling approximately $1.5 million.

        On July 18, 2005, the Company entered into a settlement agreement with GameSpy pursuant to which the Company will receive $1,000,000 of the $5,460,000 escrow balance and GameSpy will receive the remaining $4,460,000, plus accrued interest on the full principal amount. The Company received the escrowed funds in July 2005.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
GameSpy Industries, Inc.:

        We have audited the accompanying balance sheet of GameSpy Industries, Inc. as of December 31, 2003, and the related statements of operations, stockholders' equity, comprehensive loss, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GameSpy Industries, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/  KPMG LLP

Mountain View, California
November 8, 2004

GAMESPY INDUSTRIES, INC.

BALANCE SHEET
(In thousands, except share and per share data)

December 31, 2003
Assets
Current assets:
Cash and cash equivalents	$5,018
Investment	77
Accounts receivable, net of allowance for doubtful accounts of $415	4,106
Prepaid expenses and other current assets	358

Total current assets	9,559
Fixed assets, net	1,832
Other assets	160

Total assets	$11,551

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$425
Accrued liabilities and other	2,402
Deferred revenue	3,660

Total current liabilities	6,487

Commitments and contingencies
Stockholders' equity:
Common stock, $0.0001 par value. Authorized 30,000,000 shares; issued and outstanding 17,674,464 shares	2
Additional paid-in capital	19,576
Deferred stock-based compensation	(4,003)
Accumulated other comprehensive income	44
Accumulated deficit	(10,555)

Total stockholders' equity	5,064

Total liabilities and stockholders' equity	$11,551

See accompanying notes to financial statements.

GAMESPY INDUSTRIES, INC.

STATEMENT OF OPERATIONS
(In thousands)

Year Ended December 31, 2003
Revenue:
Advertising	$8,736
Subscriptions and services	8,942

Total revenue	17,678

Cost of revenue and operating expenses:
Cost of revenue	2,173
Production and content(a)	2,353
Engineering and development(a)	2,302
Sales and marketing(a)	6,956
General and administrative(a)	4,377

Total cost of revenue and operating expenses	18,161

Loss from operations	(483)

Other expense:
Interest income and other, net	(66)

Total other expense	(66)

Loss before provision for income tax	(549)
Provision for income tax	117

Net loss	$(666)

(a) Includes stock-based compensation, as follows:
Production and content	$453
Engineering and development	476
Sales and marketing	875
General and administrative	179

$1,983

See accompanying notes to financial statements.

GAMESPY INDUSTRIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Preferred Stock		Common Stock				Accumulated Other Comprehensive Income
					Additional Paid-in Capital	Deferred Stock-based Compensation		Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount
Balance, December 31, 2002	907,992	$—	17,743,064	$2	$13,991	$(233)	$—	$(9,889)	$3,871
Net loss	—	—	—	—	—	—	—	(666)	(666)
Change in unrealized gain in investment securities	—	—	—	—	—	—	44	—	44
Exercise of common stock options	—	—	3,400	—	2	—	—	—	2
Purchase of common stock pursuant to litigation settlement	—	—	(72,000)	—	(170)	—	—	—	(170)
Deferred stock-based compensation	—	—	—	—	5,753	(5,753)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	1,983	—	—	1,983

Balance, December 31, 2003	907,992	$—	17,674,464	$2	$19,576	$(4,003)	$44	$(10,555)	$5,064

See accompanying notes to financial statements.

GAMESPY INDUSTRIES, INC.

STATEMENT OF COMPREHENSIVE LOSS
(In thousands)

Year Ended December 31, 2003
Net loss	$(666)
Other comprehensive income:
Change in unrealized gain on investment securities	44

Comprehensive loss	$(622)

See accompanying notes to financial statements.

GAMESPY INDUSTRIES, INC.

STATEMENT OF CASH FLOWS
(In thousands)

Year Ended December 31, 2003
Cash flows from operating activities:
Net loss	$(666)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense	778
Amortization of deferred stock-based compensation	1,983
Bad debt expense	240
Changes in operating assets and liabilities:
Accounts receivable	(2,139)
Prepaid expenses and other current assets	(180)
Other assets	(59)
Accounts payable	110
Accrued liabilities and other	744
Deferred revenue	1,577

Net cash provided by operating activities	2,388

Cash flows used in investing activities:
Payments for the acquisition of fixed assets	(1,551)

Cash flows from financing activities:
Proceeds from the exercise of stock options	2
Purchase of common stock pursuant to litigation settlement	(170)
Principal repayments of capital lease obligations	(6)

Net cash used in financing activities	(174)

Net increase in cash and cash equivalents	663
Cash and cash equivalents, beginning of year	4,355

Cash and cash equivalents, end of year	$5,018

Supplemental disclosures of cash flow information:
Cash paid during the year:
Interest	$1
Income tax	5

See accompanying notes to financial statements.

GAMESPY INDUSTRIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF BUSINESS

        GameSpy Industries, Inc. ("GameSpy" or the "Company") was incorporated on February 10, 1999 in California. Prior to that date, GameSpy was operating as Critical Mass Communications LLC ("Critical Mass"), a Delaware limited liability company. On March 2, 1999, the owner of Critical Mass contributed his entire interest in Critical Mass for a 90% interest in GameSpy. The transaction was treated as a change in legal entity from an LLC to a corporation with no gain or loss recognized on the transfer of the net assets of Critical Mass to GameSpy.

        GameSpy licenses proprietary desktop application software products that allow game players to find and chat with other game players and compete in computer games over the Internet. The Company also host Internet game community sites in which it provides news and editorial content that are considered to be a prime industry resource.

        During December 2003, GameSpy entered into an Agreement and Plan of Merger with IGN Entertainment, Inc., which was consummated in March 2004 (see Note 10).

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

        The financial statements of GameSpy were prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

        The Company derives its revenue from two primary sources: (1) advertising revenue, which is comprised primarily of fees from short-term contracts for impression-based advertisements and other marketing programs; and (2) subscriptions and services revenue, consisting primarily of subscription fees that are charged to users for access to premium content and hosting services on the Company's websites and related professional service fees.

        The Company recognizes revenue in accordance with the provisions of Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," as amended by SAB No. 104, "Revenue Recognition," and Emerging Issues Task Force ("EITF") Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." Revenue is recognized only when persuasive evidence of an arrangement exists, the price is fixed or determinable, the service is performed, and collectibility of the resulting receivable is reasonably assured.

  Advertising Revenue

        The Company recognizes advertising revenue based on the lesser of (i) the straight-line amortization of the contract amount over the term of the contract or (ii) the contract amount multiplied by the ratio of impressions delivered over total committed impressions, if applicable, provided that there are no significant remaining obligations and collection of the resulting receivable is reasonably assured. For impression-based advertisements, to the extent that minimum committed impression levels or other obligations are not met, the Company defers recognition of the corresponding revenue until such levels have been achieved. GameSpy generally receives a fixed or determinable fee for lead generation, customer delivery, or traffic driven to the commerce partner's site.

        For all sales, the Company uses either a binding insertion order or signed agreement as evidence of an arrangement.

  Subscription and Services Revenue

        GameSpy derives revenue from subscription fees that are charged to users for access to premium content and services on the Company's websites. Subscription fees are recorded, net of any discounts, ratably over the subscription period (generally one month to one year), and deferred revenue is recorded for amounts received before services are provided. Transaction costs are recognized in the period the transaction occurs.

        In addition, the Company generates service revenue from multiplayer game hosting service contracts. Under these contracts, the Company provides video game developers and publishers with proprietary technology that they use to embed multiplayer functionality into their games. This embedded technology allows multiple players to compete on-line through the Company's hosted websites. Contract terms are generally for 12 or 24 months periods and can be renewed at prices that may be discounted in future years. Service fees for these arrangements are recorded ratably over the expected hosting period (24 months) beginning upon title release of the games. The expected hosting period is determined based upon a number of factors, including historical and anticipated customer renewals.

        GameSpy assesses the probability of collection based on a number of factors, including past transaction history with the customer and the creditworthiness of the customer. If the Company determines that collection of an amount is not reasonably assured based on the current evaluation of these factors, the amount is deferred and revenue is recognized at the time collection becomes reasonably assured, which is generally upon receipt of cash. Most of the Company's subscription services are paid in advance by its customers with credit cards. Amounts billed in advance of services performed are recorded as deferred revenue when cash is received.

        Arrangements do not generally include acceptance clauses; however, if an arrangement includes an acceptance provision, the Company deems acceptance to have occurred upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents, which consist primarily of cash on deposit with banks, certificates of deposit, and money market funds, are stated at cost, which approximates fair value.

Fair Value of Financial Instruments

        The carrying amounts of cash and cash equivalents, investment, accounts receivable, accounts payable, accrued liabilities, and deferred revenue approximate their fair values as of December 31, 2003 because of their short maturities.

Concentration of Credit Risk

        Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investment, and trade accounts receivable.

        The Company maintains cash and cash equivalents at various domestic financial institutions of high-credit quality. The Company performs periodic evaluations of the relative standing of these institutions. From time to time, cash balances with these financial institutions may exceed Federal Deposit Insurance Corporation insurance limits.

        With respect to accounts receivable, the Company performs ongoing credit evaluations of customers and generally does not require collateral. The Company maintains reserves for potential credit losses on customer accounts when deemed necessary. Accounts receivable are unsecured and derived from customers primarily located in the United States. Actual credit losses to date have been within management's expectations. No customer accounted for more than 10% of total revenue or trade accounts receivable for the year ended or as of December 31, 2003.

  Fixed Assets

        Fixed assets are stated at cost, less accumulated depreciation and amortization (see Note 3). Depreciation and amortization are computed using the straight-line method over the estimated useful lives or lease terms, which range from 3 to 10 years. Gains and losses on disposals are included in income at amounts equal to the difference between the net book value of the disposed assets and the proceeds received upon disposal. Expenditures for replacements and betterments are capitalized, while expenditures for maintenance and repairs are recorded to operating expense as incurred.

  Capitalized Website and Internal Software Development Costs

        The Company adopted EITF Issue No. 00-2, "Accounting for Website Development Costs," and Statement of Position ("SOP") No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." During the year ended December 31, 2003, the

Company did not have any website or internal software development costs that met the criteria for capitalization.

Provision for Income Tax

        The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when it is more likely than not that a portion of deferred tax assets will not be recognized.

Stock-Based Compensation

        The Company accounts for employee and nonemployee directors' stock-based compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", Financial Interpretation ("FIN") No. 44, "Accounting for Certain Transactions Involving Stock Compensation," an Interpretation of APB No. 25, and related interpretations. For the year ended December 31, 2003, charges for stock compensation represented the amortization of deferred stock-based compensation charges, which were based on the aggregate differences between the respective exercise prices of stock options and their deemed fair market value as of their grant dates. Deferred stock-based compensation was amortized over the vesting period of the underlying options, using the straight-line method.

        SFAS No. 123, "Accounting for Stock-Based Compensation," established a fair-value-based method of accounting for employee stock options or similar equity instruments, and encourages adoption of this method for stock compensation plans. However, it also allows companies to continue to account for those plans using the accounting treatment prescribed by APB No. 25. The Company has elected to continue accounting for employee stock option plans according to APB No. 25, and accordingly, the pro forma data disclosed below assumes the Company had accounted for employee stock option grants using the fair-value-based method as defined in SFAS No. 123.

        The fair value for the stock options was estimated at the date of each option grant using the Black-Scholes option-pricing model with the following assumptions:

Year Ended December 31, 2003
Expected life	4 years
Expected volatility	100%
Risk-free interest rate	1.00%
Expected dividend yield	0.00%

        Pro forma information is as follows (in thousands):

Year Ended December 31, 2003
Net loss, as reported	$(666)
Add stock-based employee compensation expense,
included in reported net loss	1,983
Deduct stock-based employee compensation expense
determined under fair-value method for all awards	(2,844)

Pro forma net loss	$(1,527)

        For the year ended December 31, 2003, the weighted average grant date fair value of options granted during the year calculated pursuant to SFAS No. 123 was $1.87.

Advertising Expense

        Advertising costs are expensed as incurred. For the year ended December 31, 2003, the Company incurred advertising costs of approximately $126,000.

Comprehensive Loss

        The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components in the financial statements. Comprehensive loss is comprised of two components: net loss and other comprehensive income. Other comprehensive income for the year ended December 31, 2003 relates to unrealized gains on investments in marketable securities.

Segment Information

        The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the reporting by business enterprises of information about operating segments, products and services, geographic areas, and major customers. The method of determining what information is reported is based on the way that management organizes the operating segments within the Company for making operational decisions and assessments of financial performance. The chief operating decision maker is considered to be the chief executive officer (CEO). The CEO reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance. By this definition, the Company operates in one business segment, which is the sale of advertising, marketing programs, and content based on material produced for distribution on the Internet. The Company derives substantially all of its revenue from operations in the United States.

NOTE 3—FIXED ASSETS

        Fixed assets consisted of the following (in thousands):

December 31, 2003
Fixed assets:
Computer	$3,837
Office equipment	321
Automobile	81
Leasehold improvements	74

4,313
Less accumulated depreciation and amortization	2,481

Fixed assets, net	$1,832

        Depreciation and amortization expense for fixed assets was $778,000 for the year ended December 31, 2003.

NOTE 4—INVESTMENT

        Investment represents restricted common stock of EasyLink Services Corporation, which was originally acquired as payment for an account receivable in conjunction with an asset purchase agreement consummated during the year ended December 31, 2001. The $375,000 accounts receivable balance was settled by receipt of restricted common stock of EasyLink with a market value of $375,000 on the date of settlement. During the year ended December 31, 2003, the Company recorded an unrealized gain of $44,000 on the investment in EasyLink, which is included in comprehensive net loss as a separate component of stockholders' equity.

NOTE 5—ACCRUED LIABILITIES AND OTHER

        Accrued liabilities and other consisted of the following (in thousands):

December 31, 2003
Accrued compensation	$1,626
Accrued taxes and interest	258
Other accrued liabilities	518

Total accrued liabilities and other	$2,402

NOTE 6—STOCKHOLDERS' EQUITY

Convertible Preferred Stock

        The articles of incorporation authorize up to 1,500,000 shares of $0.0001 par value preferred stock. Shares of preferred stock may be issued in one or more classes or series at such times as the board of directors determines. All shares of any series must be equal in rank and identical in all respects.

        The Company's Series A convertible preferred stock does not bear dividends, except as declared by the board of directors; any such dividends declared are not cumulative. Each share of Series A preferred stock is convertible at the option of the holder into shares of common stock at an initial conversion price of $3.64. This conversion price will decrease if the Company sells any of its shares of common stock to nonemployees at a price less than $3.64 per share or offer any common stock equivalents, as defined, with an exercise price less than $3.64 per share. The conversion price will be lowered by the percentage obtained by dividing the number of common shares and common stock equivalents outstanding prior to the sale, plus the number of shares into which the Series A will convert at the preferred conversion price in effect at that time, by the total shares outstanding after the sale.

        The preferred stockholders were also granted a right of first refusal, co-sale rights, and registration rights, and have a liquidation preference of $1.815 per share. As of December 31, 2003, no conversions had occurred.

        During 2002, as a result of a settlement between GameSpy and a majority holder of the Series A preferred stock, the Company amended the preferences of the Series A preferred stock. Accordingly, the liquidation preference of these preferred shares was reduced from $3.64 per share to $1.815 per share, or an aggregate liquidation preference of $1,648,005 as of December 31, 2003.

2003 Stock Option Plan

        In June 2003, the Company adopted the 2003 Stock Incentive Plan (the 2003 Plan), pursuant to which employees, consultants, and directors are eligible to receive stock options as defined in the 2003 Plan. The Company can grant nonqualified or incentive stock options, as defined under the 2003 Plan, that vest at rates determined by a designated committee of the board of directors (the Committee), generally over a four-year period from the date of grant. The maximum aggregate number of shares of stock that may be issued under the 2003 Plan is 8,110,000, reduced by the number of shares granted pursuant to the 1999 Stock Option Plan (the 1999 Plan) or other arrangement.

        The 2003 Plan will continue in effect until the earlier of its termination by the board of directors or the date on which all of the shares of stock available for issuance under the 2003 Plan have been issued and all restrictions on such shares under the terms of the 2003 Plan and the agreements evidencing awards granted under the 2003 Plan have lapsed. However, all awards shall be granted, if at all, within 10 years from the earlier of the date the 2003 Plan was adopted by the Board or the date the 2003 Plan is duly approved by the stockholders of GameSpy.

1999 Stock Option Plan

        In July 1999, the Company adopted the 1999 Plan, pursuant to which directors, officers, key employees, consultants, and other personnel working directly with GameSpy are eligible to receive stock options as defined in the 1999 Plan. The 1999 Plan is administered by the Committee, which is empowered to determine the terms and conditions of each option, as defined, under the 1999 Plan. The Company may grant nonqualified or incentive stock options, as defined under the 1999 Plan that vest at rates determined by the Committee, generally over a four-year period from the date of grant. The 1999 Plan, unless terminated sooner by the board of directors, will terminate on July 6, 2009. The Company has reserved 5,110,000 shares of common stock for issuance under the 1999 Plan, plus any nonplan options that expire unexercised. From time to time, the Company may issue nonplan stock options pursuant to various agreements with other compensatory arrangements.

        During 2003, the Company granted options at exercise prices below the deemed fair value of the options. Accordingly, the Company recorded $5.8 million of deferred stock-based compensation and $2.0 million of amortization expense for the vested portion of these options during the year.

        As of December 31, 2003 there were 1,100,491 shares of stock available for grant under the 2003 and 1999 Plans. Stock options outstanding are as follows:

		Price per Share
	Options Outstanding	Range	Weighted Average
Balance, December 31, 2002	3,837,770	$0.07 - $3.63	$0.86
Granted	3,584,103	0.54 - 0.63	0.61
Exercised	(3,400)	0.63	0.63
Canceled	(540,000)	0.63 - 3.06	0.73

Balance, December 31, 2003	6,878,473	0.07 - 3.63	0.74

        The following summarizes information about stock options outstanding and exercisable as of December 31, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price per Share	Number Exercisable	Weighted Average Exercise Price per Share
$0.07	721,500	5.2	$0.07	697,200	$0.07
0.54	1,898,003	9.0	0.54	759,601	0.54
0.63	3,310,700	9.5	0.63	1,141,336	0.63
1.00-2.00	697,900	6.3	1.63	634,830	1.69
3.06-3.63	250,370	6.2	3.07	233,540	3.07

	6,878,473	8.4	0.74	3,466,507	0.86

        Certain of the Company's option agreements contain accelerated vesting provisions triggered upon the change in control that occurred upon the consummation of the merger (see Note 10). As of December 31, 2003, options to purchase an additional 892,223 shares of common stock vested upon consummation of the merger with IGN Entertainment, Inc.

NOTE 7—INCOME TAXES

Provision for Income Tax

        Income tax expense consisted of the following (in thousands):

Year Ended December 31, 2003
Current:
Federal	$25
State	92

Total current tax expense	117

Deferred:
Federal	—
State	—

Total deferred tax expense	—

Total tax expense	$117

        Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income before provision for income tax and cumulative effect of a change in accounting principle as a result of the following (in thousands):

Year Ended December 31, 2003
Federal tax at statutory rate	$(187)
State taxes	61
Change in valuation allowance	150
Stock compensation	82
Meals, entertainment, and other	11

Total tax expense	$117

        The types of temporary differences that give rise to significant portions of deferred tax assets and liabilities are set out below (in thousands):

December 31, 2003
Deferred tax assets:
Accruals and reserves	$494
Deferred revenue	811
Unrealized gain or loss	134
Stock-based compensation	728
Other	30
Net operating loss and tax credit carryovers	2,078

Gross deferred tax assets	4,275
Valuation allowance	(3,998)

Deferred tax assets	277

Deferred tax liabilities:
Other	(17)
Fixed assets	(260)

Deferred tax liabilities	(277)

Net deferred tax assets	$—

        Based on the available objective evidence, management believes it is more likely than not that the net deferred tax will not be fully realizable; therefore, management has established a valuation allowance for the deferred tax assets. The valuation allowance for deferred tax assets is $3,998,000 as of December 31, 2003.

        As of December 31, 2003, the Company had net operating loss carryforwards for federal and California income tax purposes of approximately $4,554,000 and $5,781,000, respectively, available to reduce future income subject to income taxes. The federal net operating loss carryforwards expire beginning in 2019 through 2023, if not utilized. California net operating loss carryforwards expire in 2006 through 2013, if not utilized.

        As of December 31, 2003, the Company had research tax credit carryforwards for federal income tax purposes of approximately $167,000, which expire beginning in 2019, if not utilized. The Company also has AMT credit carryforwards for federal income tax purposes of approximately $25,000, which will carry forward indefinitely.

        Federal and California tax laws impose substantial restrictions on the utilization of net operating loss and credit carryforwards in the event of an "ownership change" for tax purposes, as defined in Section 382 of the Internal Revenue Code. As discussed in Note 1, in March 2004, the Company merged with IGN Entertainment, Inc. in a transaction that may constitute an "ownership change" under Section 382. As a result, the aforementioned operating losses and credit carryforwards may be reduced significantly.

NOTE 8—RELATED PARTY TRANSACTIONS

        In addition, the Company adjusted its financial statements to reflect a liability for estimated taxes, penalties, and interest of $7,000 and $21,000 for the years ended December 31, 2001 and 2002, respectively, which is reflected in the ending accumulated deficit, and $35,000 for the year ended December 31, 2003, related to personal expenses incurred by the principal stockholder and officer that were reimbursed by the Company.

NOTE 9—COMMITMENTS AND CONTINGENCIES

Operating Leases

        The Company leases its offices under the terms of noncancelable operating leases that expire through January 2005. As of December 31, 2003, future minimum lease payments under noncancelable operating leases are as follows (in thousands):

Year Ending December 31:
2004	$429
2005	18

$447

        Rent expense was $470,000 for the year ended December 31, 2003.

Service Contract

        The Company has a service contract to receive Ethernet bandwidth services. The contract provides for monthly service fees with a guaranteed minimum of $90,000 per month, expiring in May 2004. During the year ended December 31, 2003, the Company recognized $650,000 of bandwidth charges under the terms of the contract. As of December 31, 2003, the Company has future minimum payments of $450,000 under the terms of the contract.

Litigation

        From time to time, the Company is involved in various legal actions arising in the ordinary course of business. Management is currently not able to predict the outcome of these cases. However, management believes that the likely resolution with respect to these actions will not have a material adverse affect on the Company's financial position or results of operations.

        In 2002, the Company became involved in litigation with a former employee regarding various claims by both parties. Management determined that it was probable that the settlement of the litigation would result in a loss, and accordingly, recognized general and administrative expense and an accrued liability of $615,000 as of December 31, 2002. During 2003, the litigation was settled. Under the terms of the settlement agreement, the Company paid the former employee approximately $264,000 and received and canceled 72,000 shares of common stock held by the former employee. As a result of the settlement, the Company recorded the repurchase of the common stock at its fair value of $170,000. The $94,000 excess of cash paid over the fair value of the shares of common stock acquired was charged against the previously recorded accrued liability of $615,000. The excess remaining balance in the accrued liability, net of the legal costs associated with the lawsuit, of approximately $521,000 was recorded as a reduction of general and administrative expense in 2003.

NOTE 10—PLAN OF MERGER

        As discussed in Note 1, during December 2003, the Company entered into an Agreement and Plan of Merger with IGN Entertainment, Inc. Under the terms of the Agreement, the Company received approximately $54.6 million, of which $6.5 million is held in escrow, for all outstanding shares of common stock and outstanding and vested stock options. Unvested shares were canceled, and outstanding stock and option plans were not assumed by IGN. The merger was consummated on March 3, 2004.

IGN ENTERTAINMENT, INC. AND GAMESPY INDUSTRIES, INC.

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS OVERVIEW

        The following unaudited pro forma combined condensed statement of operations has been prepared to reflect the acquisition of GameSpy Industries, Inc. under the purchase method of accounting after giving effect to the pro forma adjustments described in the accompanying notes.

        The unaudited pro forma combined condensed statement of operations combines the historical statements of operations of IGN Entertainment, Inc. for the year ended December 31, 2004 and GameSpy Industries, Inc. for the two month period ended February 29, 2004 and gives effect to the acquisition, which was completed on March 3, 2004, as if it had occurred on January 1, 2004. This pro forma information should be read in conjunction with the consolidated financial statements and related notes of IGN Entertainment, Inc. for the year ended December 31, 2004 and the financial statements and related notes of GameSpy Industries, Inc. for the year ended December 31, 2003, appearing elsewhere in this prospectus.

        Unaudited pro forma combined condensed financial information is presented for illustrative purposes only and is not indicative of the results of operations that would have actually been reported had the acquisition occurred at the beginning of the period presented, nor is it necessarily indicative of future results of operations. This unaudited pro forma combined condensed statement of operations is based upon the respective historical financial statements of IGN Entertainment, Inc. and GameSpy Industries, Inc. and does not incorporate, nor does it assume, any benefits from cost savings or synergies of the combined company. The pro forma adjustments are based on available financial information and certain estimates and assumptions that we believe are reasonable and that are set forth in the notes to the unaudited pro forma combined condensed statement of operations.

IGN ENTERTAINMENT, INC. AND GAMESPY INDUSTRIES, INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
(In thousands, except per share amounts)

	IGN Entertainment, Inc. Year Ended December 31, 2004	GameSpy Industries, Inc. Two Months Ended February 29, 2004	Pro Forma Adjustments	References	Pro Forma Combined Year Ended December 31, 2004
Revenue:
Advertising	$33,096	$1,453	$—		$34,549
Subscriptions and service	9,853	1,533	—		11,386

Total revenue	42,949	2,986	—		45,935

Cost of revenue and Operating expenses:
Production, content and fulfillment	13,016	895	(70)	(C)	13,841
Engineering and development	5,998	560	(44)	(C)	6,514
Sales and marketing	13,896	1,370	(107)	(C)	15,159
General and administrative	12,142	1,316	(743)	(B)(C)	12,715
Amortization of intangible assets	3,834	—	609	(A)	4,443
Restructuring and asset impairment charges	219	—	—		219
Transaction costs	2,961		—		2,961

Total operating expenses	52,066	4,141	(355)		55,852

Loss from operations	(9,117)	(1,155)	355		(9,917)
Interest expense	(4,984)	—	(787)	(C)	(5,771)
Other income (expense), net	(25)	14	—		(11)

Net loss before provision for income taxes and accretion of preferred stock	(14,126)	(1,141)	(432)		(15,699)
Provision for income tax	(20)	—	—		(20)

Net loss before accretion of preferred stock	(14,146)	(1,141)	(432)		(15,719)
Accretion of preferred stock	(4,799)	—	(297)	(D)	(5,096)

Net loss attributable to holders of common stock	$(18,945)	$(1,141)	$(729)		$(20,815)

Basic and diluted net loss per share	$(0.94)				$(1.02)

Weighted average number of shares used in basic and diluted per share amounts	20,181		207	(E)	20,388

See accompanying notes to unaudited pro forma combined condensed statement of operations

IGN ENTERTAINMENT, INC. AND GAMESPY INDUSTRIES, INC.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

The unaudited pro forma combined condensed statement of operations included herein has been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in the consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to those rules and regulations; however, management believes that the disclosures are adequate to make the information presented not misleading.

        In March 2004, IGN Entertainment, Inc. (the "Company") completed the acquisition of GameSpy Industries, Inc., a California corporation ("GameSpy"), pursuant to which the Company acquired all of the then outstanding shares of GameSpy. The total purchase price was approximately $53,259,000, which consisted of $50,630,000 in cash for the purchase of all outstanding common stock and vested options and warrants and $2,629,000 of acquisition costs. The goodwill created as a result of the merger is not deductible for income tax purposes. The assets of GameSpy and its results of operations have been included in the consolidated financial statements since that date. GameSpy is an Internet game company that includes a network of Internet game community web sites, providing Internet game editorial content and application software products enabling Internet game players to communicate and compete with each other. The merger integration enabled the Company to offer GameSpy's gaming technology to its own unique subscriber base, thereby increasing the Company's value proposition to consumers.

        The Company has accounted for this acquisition using the purchase method of accounting, pursuant to Statement of Financial Accounting Standards No. 141, "Business Combinations." The estimated fair values of the assets acquired and liabilities assumed were as follows (in thousands):

Cash and cash equivalents	$4,761
Accounts receivable	2,524
Intangable assets	27,631
Goodwill	17,329
Fixed assets	1,719
Other assets	975
Accounts payable and accrued liabilities	(1,293)
Other liabilities	(387)

$53,259

        The estimated fair values of the intangible assets were allocated as follows (in thousands):

Trade names	$5,604
Customer relationships	7,948
Customer lists	7,323
Purchased technology	6,756

Total intangible assets	$27,631

        The amounts allocated to intangible assets were based upon a report from an independent valuation specialist. Trade names were determined to have an indefinite life and thus not to be subject to amortization. The Company determined the remaining intangible assets to have economic lives of four to eight years and is amortizing them over those periods using the straight-line method.

        The unaudited pro forma combined condensed statement of operations includes the adjustments necessary to give effect to the acquisition as if it had occurred on January 1, 2004. The adjustments included in the unaudited pro forma combined condensed statement of operations is summarized as follows:

Note A Amortization of Intangible Assets

        To record amortization expense of the intangible assets based on the fair values assigned by an independent valuation firm.

Note B Acquisition Costs

        To decrease GameSpy general and administrative expense for expenses incurred as a result of the acquisition. Acquisition expenses primarily relate to legal expenses.

Note C Stock-Based Compensation Expense

        To eliminate GameSpy stock-based compensation expense for the amortization recorded for the options vested during the two months ended February 29, 2004 under GameSpy's stock option plan which was subsequently terminated as a result of the merger.

Note D Interest Expense

        To record interest expense for the debt that was financed as part of the acquisition. See Note 7 in IGN's financial statements for description of debt instruments issued.

Note E Accretion of Preferred Stock

        To record accretion of preferred stock for the preferred stock issued as part of the acquisition. Preferred stock is being accreted using the effective interest rate method to the redemption value. See Note 8 in IGN's financial statements for a description of the preferred stock issued.

Note F

        Shares used to calculate unaudited pro forma combined basic and diluted net loss per share include the full effect of the 1,216,620 common shares issued as part of the acquisition.

Until                           , 2005 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market filing fee.

Securities and Exchange Commission registration fee		$23,540
NASD filing fee		20,500
Nasdaq National Market filing fee		100,000
Accounting fees and expenses		*
Legal fees and expenses		*
Road show expenses		*
Printing and engraving expenses		*
Blue sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*
To be included by amendment.

ITEM 14. Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act of 1933").

        As permitted by the Delaware General Corporation Law, the Registrant's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages resulting from breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to the Registrant or its stockholders;

  •
  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  •
  under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

  •
  for any transaction from which the director derived an improper personal benefit.

        As permitted by the Delaware General Corporation Law, the Registrant's Bylaws provide that:

  •
  the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

  •
  the Registrant may indemnify its other employees and agents to the same extent that it indemnifies its directors and executive officers, unless otherwise required by law, its certificate of incorporation, its bylaws or agreements;

  •
  the Registrant may advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law; and

  •
  the rights conferred in the Bylaws are not exclusive.

        The Registrant has entered into Indemnification Agreements with each of its current directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant's Certificate of Incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification. Mr. Moy is indemnified by Liberty Mutual Insurance Company in his capacity as a director of the Registrant. Messrs. Kumin and Gaffney are indemnified by Great Hill Partners, LLC in their capacities as directors of the Registrant.

        Reference is also made to Section 8 of the Underwriting Agreement, which provides for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provision in the Registrant's Certificate of Incorporation, Bylaws and the Indemnification Agreements entered into between the Registrant and each of its directors and officers may be sufficiently broad to permit indemnification of the Registrant's directors and officers for liabilities arising under the Securities Act of 1933.

        The Registrant maintains directors' and officers' liability insurance and expects to obtain a rider to such coverage for securities matters.

        See also the undertakings set out in response to Item 17.

        Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Underwriting Agreement (draft dated September , 2005)	1.01
Registrant's Amended and Restated Certificate of Incorporation	3.01
Registrant's Amended and Restated Bylaws	3.02
Amended and Restated Registration Rights Agreement, dated as of March 3, 2004	4.03
Form of Indemnification Agreement	10.01

ITEM 15. Recent Sales of Unregistered Securities.

        Set forth below are all of Registrant's sales of its securities within the past three years that were not registered under the Securities Act of 1933. All stock prices and amounts contained in this section reflect retrospectively the 20-for-1 forward stock split of the Registrant's common stock in April 2004.

        1.     Since August 1, 2002, we have granted stock options to purchase 5,537,000 shares of our common stock at exercise prices ranging from $0.0005 to $15.00 per share to our employees, directors, consultants and other service providers under our Amended and Restated 2003 Stock Option and Grant Plan. Since July 1, 2002, we have issued and sold an aggregate of 3,636,000 shares of our common stock at prices ranging from $0.0005 to $1.75 per share to our employees under our Amended and Restated 2003 Stock Option and Grant Plan under direct sales or pursuant to exercises of options. Specifically, we issued the following:

  •
  on August 28, 2003, an aggregate of 2,496,000 shares of our common stock at an aggregate price of $1,248 to Mark A. Jung and Kenneth H. Keller;

  •
  on January 20, 2004, an aggregate of 440,000 shares of our common stock pursuant to exercises of options granted to certain of our senior officers at an aggregate exercise price of $220;

  •
  on May 14, 2004, 350,000 shares of our common stock at an aggregate price of $612,500 to Michael J. Sheridan;

  •
  on May 20, 2004, an aggregate of 280,000 shares of our common stock pursuant to exercises of options granted to certain of our senior officers at an aggregate exercise price of $490,000; and

  •
  on July 8, 2004, 70,000 shares of our common stock pursuant to an exercise of an option granted to David W. Phillips at an aggregate exercise price of $122,500.

        The sales described above were made in reliance on Section 4(2) of the Securities Act of 1933. These sales were made without general solicitation or advertising. Each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to the Registrant that the shares were being acquired for investment. All shares purchased under our Amended and Restated 2003 Stock Option and Grant Plan are subject to our right to repurchase such shares at their original exercise price. The repurchase feature generally expires for 25% of the shares after the first year of service and then expires ratably over the next 36 months. Of the 3,636,000 shares sold, 2,154,190 have been repurchased.

        2.     In August 2003, in connection with the going-private transaction, we sold to entities affiliated with Great Hill Partners, LLC, Christopher Anderson, Mark A. Jung, and Kenneth H. Keller an aggregate of 34,923,565 shares of Series A redeemable preferred stock for an aggregate purchase price of $34,923,565 at a price per share of $1.00 and 17,000,000 shares of common stock for an aggregate purchase price of $8,500 at a price per share of $0.0005. These sales were made in reliance on Section 4(2) of the Securities Act of 1933 and/or Regulation D promulgated under the Securities Act of 1933. These sales were made without general solicitation or advertising. Each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to the Registrant that the shares were being acquired for investment.

        3.     In March 2004, in connection with our acquisition of GameSpy, we (i) sold an aggregate of 1,216,620 shares of common stock for an aggregate purchase price of $608.31 at a price per share of $0.0005 to our then current holders of common stock; (ii) sold an aggregate of 4,999,392 shares of Series A redeemable preferred stock for an aggregate purchase price of $4,999,392 at a price per share of $1.00 to our then current holders of Series A Preferred Stock; (iii) sold an aggregate of 56,298 shares of Series B redeemable preferred stock for an aggregate purchase price of $10.0 million at an approximate price per share of $177.63 to Banc of America Capital Investors, L.P.; (iv) issued warrants to an accredited investor to purchase an aggregate of 1,125,960 shares of common stock for an aggregate exercise price of $562.98 at a price per share of $0.0005 to Banc of America Capital Investors, L.P. and (v) sold $20,000,000 in aggregate principal amount of 12% senior subordinated notes due March 3, 2010. These sales were made in reliance on Section 4(2) of the Securities Act of 1933 and/or Regulation D promulgated under the Securities Act of 1933. These sales were made without general solicitation or advertising. Each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to the Registrant that the shares were being acquired for investment.

        4.     In July 2004, the accredited investor holding the warrant issued March 2004 "net exercised" the warrant and received 1,125,638 shares of common stock.

ITEM 16. Exhibits and Financial Statement Schedules.

  (a)
  The following exhibits are filed herewith:

Exhibit Number		Exhibit Title
1.01	**	Underwriting Agreement (draft dated September , 2005).
2.01	*	Agreement and Plan of Merger as of May 2, 2003, by and between the Registrant and GHP Acquisition Corp.
2.02	*	Agreement and Plan of Merger dated as of December 3, 2003 by and among the Registrant, IGN Acquisition Corp., GameSpy Industries, Inc. and certain shareholders of GameSpy Industries, Inc.
2.03	*
Agreement and Plan of Merger by and among the Registrant, IGN Entertainment Acquisition Corp., IncFusion Corporation d.b.a. Rotten Tomatoes, the principal shareholders of Rotten Tomatoes and Patrick Lee, dated as of June 24, 2004.
2.04	*
Share Transfer Agreement by and among the Registrant, 4293746 Canada Inc., 3218864 Canada Inc., Venture Link Limited, 4205235 Canada Inc., 4205219 Canada Inc., 4205227 Canada Inc., and New Freedom Corporation, dated as of May 27, 2005.
3.01	*	Registrant's Amended and Restated Certificate of Incorporation.
3.02	*	Registrant's Amended and Restated Bylaws.
3.03	**	Registrant's Amended and Restated Certificate of Incorporation.
3.04	**	Registrant's Amended and Restated Certificate of Incorporation (to be filed immediately after the closing of this offering).
3.05	**	Registrant's Amended and Restated Bylaws (to be adopted upon the closing of this offering).
4.01	**	Form of Specimen Certificate for Registrant's common stock.
4.02	*	Amended and Restated Stockholders Agreement, dated as of March 3, 2004.
4.03	*	Amended and Restated Registration Rights Agreement, dated as of March 3, 2004.
5.01	**	Opinion of Fenwick & West LLP regarding legality of the securities being registered.
10.01	*	Form of Indemnification Agreement between Registrant and each of its directors and executive officers.
10.02	*	Amended and Restated IGN Entertainment, Inc. 2003 Stock Option and Grant Plan and forms of stock option agreement and stock option exercise agreement.
10.03	**	2005 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement.
10.04		Office Lease by and between the Registrant and Sierra Point Investors, LLC, dated as of October 20, 2003, as amended.
10.05	*	Standard Office Lease by and between the Registrant and the Reality Associates Fund VI, L.P., dated as of October 12, 2004, as amended.
10.06	*	Employment Agreement by and between GHP Acquisition Corp. and Mark Jung, dated as of May 2, 2003.
10.07	*	Employment Offer Letter dated April 29, 2004 to Michael J. Sheridan.
10.08	*	Employment Offer Letter dated June 23, 2003 to Richard A. Jalichandra.
10.09	*	Employment Offer Letter dated December 22, 2004 to Dale W. Strang.

10.10	**	Form of Executive Management Bonus Plan FY2005.
10.11	*
Restricted Stock Agreement by and between GHP Acquisition Corp. and Mark Jung, dated as of August 28, 2003, and Stock Repurchase Agreement by and between IGN Entertainment, Inc. and Mark Jung, dated as of June 29, 2004.
10.12	*
Restricted Stock Agreement by and between GHP Acquisition Corp. and Kenneth Keller, dated as of August 28, 2003, and Stock Repurchase Agreement by and between IGN Entertainment, Inc. and Kenneth Keller, dated as of June 29, 2004.
10.13	*	Securities Purchase Agreement by and among GHP Acquisition Corp., the Investors and the Management Stockholders as defined therein, dated as of May 2, 2003.
10.14	*	Securities Purchase Agreement by and among the Registrant, the Investors and the Management Stockholders, dated as of March 3, 2004.
10.15	*	Securities Purchase Agreement among the Registrant, the Guarantors designated therein and Banc of America Capital Investors, L.P., dated as of March 3, 2004, as amended.
10.16	*	Purchase Agreement among the Registrant, GoldenTree and US Bank National Association, as collateral agent, dated as of March 3, 2004, as amended.
10.17	*	Credit Agreement among the Registrant, the Lenders as defined therein and US Bank National Association as administrative agent and collateral agent, dated as of May 27, 2005, as amended.
16.01	*	Letter of Ernst & Young LLP.
16.02	*	Letter of Burr, Pilger & Mayer LLP.
21.01	*	Subsidiaries of the Registrant.
23.01	**	Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02		Consent of KPMG LLP, Independent Registered Public Accounting Firm.
24.01	*	Power of Attorney.

*
Previously filed.

**
To be filed by amendment.

(b)
The following schedule is filed herewith:

Schedule II—Valuation and Qualifying Accounts

        Other financial statement schedules are omitted because the information called for is not required or is shown either in the Registrant's consolidated financial statements or the notes thereto.

ITEM 17. Undertakings.

        The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Brisbane, State of California, on this 26th day of August, 2005.

IGN ENTERTAINMENT, INC.
By:	/s/ MARK A. JUNG Mark A. Jung President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

Principal Executive Officer:
/s/ MARK A. JUNG Mark A. Jung	President, Chief Executive Officer and a director	August 26, 2005
Principal Financial Officer and Principal Accounting Officer:
/s/ MICHAEL J. SHERIDAN Michael J. Sheridan	Chief Financial Officer	August 26, 2005

Additional Directors:
/s/ CHRISTOPHER ANDERSON* Christopher Anderson	Director	August 26, 2005
/s/ JONATHAN B. BULKELEY* Jonathan B. Bulkeley	Director	August 26, 2005
/s/ CHRISTOPHER S. GAFFNEY* Christopher S. Gaffney	Director	August 26, 2005
/s/ MICHAEL A. KUMIN* Michael A. Kumin	Director	August 26, 2005
/s/ JEFFERY F. MOY* Jeffery F. Moy	Director	August 26, 2005
/s/ MICHAEL J. SHANNAHAN* Michael J. Shannahan	Director	August 26, 2005

*By:	/s/ MARK A. JUNG Mark A. Jung Attorney-in-fact

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

		Additions
	Balance at Beginning of Period	Charged to Expense/ Against Revenue	Other(1)	Write-offs, Net of Recoveries	Balance at End of Period
	(In thousands)
Allowance for doubtful accounts:
Year ended December 31, 2002	$550	$(34)	0	$(181)	$335
Eight months ended August 31, 2003	335	9	0	(74)	270
Four months ended December 31, 2003	270	15	0	(10)	275
Year ended December 31, 2004	275	76	415	(280)	486
Six months ended June 30, 2005	486	7	93	(268)	318

(1)
"Other" relates to the allowance for doubtful accounts recorded from the GameSpy and AskMen.com acquisitions.

S-1

EXHIBIT INDEX

Exhibit Number
1.01	**	Underwriting Agreement (draft dated September , 2005).
2.01	*	Agreement and Plan of Merger as of May 2, 2003, by and between the Registrant and GHP Acquisition Corp.
2.02	*	Agreement and Plan of Merger dated as of December 3, 2003 by and among the Registrant, IGN Acquisition Corp., GameSpy Industries, Inc. and certain shareholders of GameSpy Industries, Inc.
2.03	*
Agreement and Plan of Merger by and among the Registrant, IGN Entertainment Acquisition Corp., IncFusion Corporation d.b.a. Rotten Tomatoes, the principal shareholders of Rotten Tomatoes and Patrick Lee, dated as of June 24, 2004.
2.04	*
Share Transfer Agreement by and among the Registrant, 4293746 Canada Inc., 3218864 Canada Inc., Venture Link Limited, 4205235 Canada Inc., 4205219 Canada Inc., 4205227 Canada Inc., and New Freedom Corporation, dated as of May 27, 2005.
3.01	*	Registrant's Amended and Restated Certificate of Incorporation.
3.02	*	Registrant's Amended and Restated Bylaws.
3.03	**	Registrant's Amended and Restated Certificate of Incorporation.
3.04	**	Registrant's Amended and Restated Certificate of Incorporation (to be filed immediately after the closing of this offering).
3.05	**	Registrant's Amended and Restated Bylaws (to be adopted upon the closing of this offering).
4.01	**	Form of Specimen Certificate for Registrant's common stock.
4.02	*	Amended and Restated Stockholders Agreement, dated as of March 3, 2004.
4.03	*	Amended and Restated Registration Rights Agreement, dated as of March 3, 2004.
5.01	**	Opinion of Fenwick & West LLP regarding legality of the securities being registered.
10.01	*	Form of Indemnification Agreement between Registrant and each of its directors and executive officers.
10.02	*	Amended and Restated IGN Entertainment, Inc. 2003 Stock Option and Grant Plan and forms of stock option agreement and stock option exercise agreement.
10.03	**	2005 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement.
10.04		Office Lease by and between the Registrant and Sierra Point Investors, LLC, dated as of October 20, 2003, as amended.
10.05	*	Standard Office Lease by and between the Registrant and the Reality Associates Fund VI, L.P., dated as of October 12, 2004, as amended.
10.06	*	Employment Agreement by and between GHP Acquisition Corp. and Mark Jung, dated as of May 2, 2003.
10.07	*	Employment Offer Letter dated April 29, 2004 to Michael J. Sheridan.
10.08	*	Employment Offer Letter dated June 23, 2003 to Richard A. Jalichandra.
10.09	*	Employment Offer Letter dated December 22, 2004 to Dale W. Strang.
10.10	**	Form of Executive Management Bonus Plan FY2005.

10.11	*
Restricted Stock Agreement by and between GHP Acquisition Corp. and Mark Jung, dated as of August 28, 2003, and Stock Repurchase Agreement by and between IGN Entertainment, Inc. and Mark Jung, dated as of June 29, 2004.
10.12	*
Restricted Stock Agreement by and between GHP Acquisition Corp. and Kenneth Keller, dated as of August 28, 2003, and Stock Repurchase Agreement by and between IGN Entertainment, Inc. and Kenneth Keller, dated as of June 29, 2004.
10.13	*	Securities Purchase Agreement by and among GHP Acquisition Corp., the Investors and the Management Stockholders as defined therein, dated as of May 2, 2003.
10.14	*	Securities Purchase Agreement by and among the Registrant, the Investors and the Management Stockholders, dated as of March 3, 2004.
10.15	*	Securities Purchase Agreement among the Registrant, the Guarantors designated therein and Banc of America Capital Investors, L.P., dated as of March 3, 2004, as amended.
10.16	*	Purchase Agreement among the Registrant, GoldenTree and US Bank National Association, as collateral agent, dated as of March 3, 2004, as amended.
10.17	*	Credit Agreement among the Registrant, the Lenders as defined therein and US Bank National Association as administrative agent and collateral agent, dated as of May 27, 2005, as amended.
16.01	*	Letter of Ernst & Young LLP.
16.02	*	Letter of Burr, Pilger & Mayer LLP.
21.01	*	Subsidiaries of the Registrant.
23.01	**	Consent of Fenwick & West LLP (included in Exhibit 5.01).
23.02		Consent of KPMG LLP, Independent Registered Public Accounting Firm.
24.01	*	Power of Attorney.

*
Previously filed.

**
To be filed by amendment.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Our Business
Our Industry
Our Advantages
Our Strategy
Risks
Our History and Corporate Information
The Offering
Summary Consolidated Financial Data (In thousands, except per share data)
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Quarterly Results of Operations Data
BUSINESS
MANAGEMENT
Summary Compensation Table
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
CHANGES OF ACCOUNTANTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
IGN ENTERTAINMENT, INC. CONSOLIDATED BALANCE SHEETS (In thousands, except share and per share data)
IGN ENTERTAINMENT, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share data)
Consolidated Statements of Redeemable Preferred Stock and Stockholders' Equity
IGN ENTERTAINMENT, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
IGN ENTERTAINMENT, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
GAMESPY INDUSTRIES, INC. BALANCE SHEET (In thousands, except share and per share data)
GAMESPY INDUSTRIES, INC. STATEMENT OF OPERATIONS (In thousands)
GAMESPY INDUSTRIES, INC. STATEMENT OF STOCKHOLDERS' EQUITY (In thousands, except share data)
GAMESPY INDUSTRIES, INC. STATEMENT OF COMPREHENSIVE LOSS (In thousands)
GAMESPY INDUSTRIES, INC. STATEMENT OF CASH FLOWS (In thousands)
GAMESPY INDUSTRIES, INC. NOTES TO FINANCIAL STATEMENTS
IGN ENTERTAINMENT, INC. AND GAMESPY INDUSTRIES, INC. UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS OVERVIEW
IGN ENTERTAINMENT, INC. AND GAMESPY INDUSTRIES, INC. UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS (In thousands, except per share amounts)
IGN ENTERTAINMENT, INC. AND GAMESPY INDUSTRIES, INC. NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 13. Other Expenses of Issuance and Distribution.
  ITEM 14. Indemnification of Directors and Officers.
  ITEM 15. Recent Sales of Unregistered Securities.
  ITEM 16. Exhibits and Financial Statement Schedules.
  ITEM 17. Undertakings.
SIGNATURES
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
EXHIBIT INDEX